CONFIDENTIAL TREATMENT REQUESTED BY COPPERTECH METALS INC.

PURSUANT TO 17 CFR 200.83

As confidentially submitted to the Securities and Exchange Commission on February 11, 2026.

This Amendment No. 1 to the draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

COPPERTECH METALS INC.

(Exact name of registrant as specified in its charter)

Delaware	1000	39-5141463
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

3500 South DuPont Highway

Suite KN-101, Dover, DE 199011

(302) 446-5757

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Copies to:
Ryan J. Dzierniejko Noel Hughes Skadden, Arps, Slate, Meagher & Flom LLP One Manhattan West New York, NY 10001 (212) 735-3000	Manish Agrawal 3500 South DuPont Highway Suite KN-101 Dover, DE 19901 (302) 446-5757	Michael Benjamin Erika L. Weinberg Sandy Kugbei Latham & Watkins LLP 1271 Avenue of the Americas New York, NY 10020 (212) 906-1200

Approximate date of commencement of proposed sale to public: As soon as practicable after this registration statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

[1]

The Company is in the process of establishing its principal executive office and will provide an updated address for its principal executive office prior to, or in connection with, the first public filing of the registration statement.

CONFIDENTIAL TREATMENT REQUESTED BY COPPERTECH METALS INC.

PURSUANT TO 17 CFR 200.83

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated             , 2026

       Shares

CopperTech Metals Inc.

Common Stock

This is the initial public offering of shares of common stock of CopperTech Metals Inc. We are offering              shares of our common stock.

Prior to this offering, there has been no public market for our common stock. We anticipate that the initial public offering price per share of common stock will be between $              and $             . We intend to apply to list our common stock on the New York Stock Exchange (the “NYSE”) under the symbol “CUX”. There can be no assurance that the NYSE will approve our listing application. The closing of this offering is contingent upon the successful listing of our common stock on the NYSE.

Upon completion of this offering, Vedanta Resources Limited will indirectly hold through its affiliates approximately % of our outstanding common stock, assuming no exercise of the underwriters’ option to purchase additional common stock. As a result, we will be a “controlled company” as defined under the NYSE corporate governance requirements. See “Risk Factors—Risks Relating to our Common Stock and the Offering—We will be a ‘controlled company’ within the meaning of the NYSE corporate governance rules. As a result, we will qualify for exemptions from certain U.S. corporate governance requirements and such exemptions could have an adverse effect on our public stockholders.

We are an “emerging growth company” under the federal securities laws and, as such, will be subject to reduced public company reporting requirements. See “Risk Factors—Risks Relating to our Common Stock and the Offering—We qualify as an emerging growth company, and any decision on our part to comply with reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 23 to read about factors you should consider before buying our common stock.

Neither the Securities and Exchange Commission (the “SEC”) nor any other regulatory body or state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$

(1)	See “Underwriting” for a description of the compensation payable to the underwriters.

We have granted the underwriters an option for a period of 30 days from the date of this prospectus to purchase up to an additional              shares of common stock from us at the initial public offering price, less the underwriting discounts and commissions.

The underwriters expect to deliver the shares against payment in New York, New York on              ,    2026.

Citigroup	Cantor

Prospectus dated             ,     2026.

Through and including             , 2026 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

We and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectus we have prepared or that has been prepared on our behalf or to which we have referred you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares of common stock offered by this prospectus, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of the date of this prospectus. Our business, financial condition and results of operations may have changed since that date.

For investors outside the United States: neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus or any free writing prospectus in connection with this offering in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States. See the section entitled “Underwriting.”

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ABOUT THIS PROSPECTUS

Basis of Presentation

In connection with the consummation of this offering, we will effect certain reorganizational transactions, which we refer to collectively as the “Transactions,” pursuant to which, among other things, Konkola Copper Mines Plc (“Konkola Plc”) will become an indirect subsidiary of CopperTech Metals Inc. (“CopperTech”), the issuer in this offering. Unless otherwise stated or the context otherwise requires, all information in this prospectus reflects the consummation of the Transactions and the consummation of this offering. Following the consummation of the Transactions, we will be a holding company and our sole material asset will be our 79.42% ownership interest in Konkola Plc. The remaining 20.58% interest in Konkola Plc (the “Non-Controlling Interest”) will be held by ZCCM Investments Holdings plc, a public company listed on the Lusaka Stock Exchange and of which the Government of the Republic of Zambia (“GRZ”) is a shareholder.

Except as otherwise presented, Mineral Reserves and Mineral Resources contained herein for the KCM Complex are shown on both a 100% basis as well as on a 79.42% basis to reflect CopperTech’s ownership interest in Konkola Plc as of the date of this prospectus. References to “production” throughout this document refer to Integrated production activities (which excludes copper produced from third-party concentrate), unless otherwise noted.

Our fiscal year ends on March 31. References in this prospectus to a fiscal year relate to our fiscal year ended on March 31 of that calendar year. For example, references to “Fiscal 2025” and “Fiscal 2024” refer to our fiscal years ended on March 31, 2025 and March 31, 2024, respectively. Unless otherwise stated, all translations from the Zambian Kwacha to U.S. dollars were made at the rate of 22.94 to $1.00, the exchange rate on November 20, 2025.

Information relating to the KCM Complex is derived from the technical report summaries, entitled “S-K 1300 Technical Report Summary: KCM Integrated Operations (Initial Assessment) Konkola Copper Mines Plc” (the “Initial Assessment TRS”) and “S-K 1300 Technical Report Summary: KCM Integrated Operations (Preliminary Feasibility Study) Konkola Copper Mines Plc” (the “Pre-Feasibility Study TRS,” together with the Initial Assessment TRS, the “Technical Report Summaries”), issued February 11, 2026, with an effective date of April 1, 2025, each prepared by AMC Consultants (UK) Limited (“AMC”). AMC is the qualified person with respect to the KCM Complex (the “Qualified Person”) under Subpart 1300 of Regulation S-K (“S-K 1300”) and meets all requirements of a qualified person under S-K 1300. The scientific and technical information related to the KCM Complex contained in the Technical Report Summaries and reproduced or referenced, including via extraction or derivation, in this prospectus has been approved, confirmed for completeness and accuracy and reviewed by the Qualified Person.

As used in this prospectus, unless the context otherwise requires:

•	“ASCu” refers to acid soluble copper content;

•	“Company,” “we,” “us,” “our,” “CopperTech,” “Issuer,” “Registrant” and similar references, unless otherwise indicated, refer: (i) prior to the consummation of the Transactions, to Konkola Plc and its consolidated subsidiaries; and (ii) following the consummation of the Transactions, to CopperTech Metals Inc., the issuer of the common stock offered hereby, and its consolidated subsidiaries, including Konkola Plc and its subsidiaries;

•	“copper” or “Cu” refers to a reddish-brown metallic element, with atomic number 29, often in various mineral compounds when found in nature;

•	“Copperbelt Province” refers to a significant copper-producing region in Zambia;

•	“Copper Concentrate” refers to material produced by concentration of copper minerals contained in copper ore, which is then used in smelters to produce copper metal;

•	“cut-off grade” refers to the minimum grade of a mineral or other material needed to be considered economically viable for extraction;

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•	“economically viable”, when used in the context of mineral reserve determination, refers to that which the qualified person has determined, using a discounted cash flow analysis or other analytical determination, that extraction of the mineral reserve is economically viable under reasonable investment and market assumptions;

•	“ha” refers to a hectare. One hectare is equivalent to 10,000 square meters;

•	“Indicated Mineral Resource” or “Indicated” refers to that part of a mineral resource for which quantity and grade or quality are estimated on the basis of adequate geological evidence and sampling. The level of geological certainty associated with an indicated mineral resource is sufficient to allow a qualified person to apply modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Because an indicated mineral resource has a lower level of confidence than the level of confidence of a measured mineral resource, an indicated mineral resource may only be converted to a probable mineral reserve;

•	“Inferred Mineral Resource” or “Inferred” refers to that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. The level of geological uncertainty associated with an inferred mineral resource is too high to apply relevant technical and economic factors likely to influence the prospects of economic extraction in a manner useful for evaluation of economic viability. Because an inferred mineral resource has the lowest level of geological confidence of all mineral resources, which prevents the application of the modifying factors in a manner useful for evaluation of economic viability, an inferred mineral resource may not be considered when assessing the economic viability of a mining project, and may not be converted to a mineral reserve;

•	“Integrated” when used in the context of production refers to minerals sourced from Konkola Plc operations and excludes minerals from third-party concentrate;

●	“KCM Complex” refers to Koncola Plc’s material mineral property consisting of integrated mining operations conducted by Konkola Plc on the Konkola Complex, the Nchanga Complex and the Tailings Complex;

•	“km” refers to kilometers;

•	“Konkola Complex” refers to our mining operations at Konkola located near Chililabombwe, which consist of an underground mine, a copper concentrator and a tailings storage facility;

•	“Kt” refers to thousands of metric tonnes, a unit of measurement commonly used in the mining and metals industry to express mass. One Kt is equivalent to 1,000 metric tonnes;

•	“Ktpa” refers to thousands of metric tonnes per annum, a unit of measurement commonly used in the mining and metals industry to express annual production or processing capacity. One Ktpa is equivalent to 1,000 metric tonnes produced or processed in a year;

•	“Kwacha” refers to Zambian Kwacha;

•	“LME Grade A” refers to high-purity electrolytic copper cathode that meets the quality specifications under the London Metal Exchange;

•	“Lobito Corridor” refers to that certain major transportation and logistics route in southern Africa, extending from the inland mining regions of Zambia to the Port of Lobito on Angola’s Atlantic coast, that facilitates the movement of minerals and other resources by integrating rail, road and port infrastructure to provide an export pathway for landlocked countries in the region;

•	“Measured” refers to that part of a mineral resource for which quantity and grade or quality are estimated on the basis of conclusive geological evidence and sampling. The level of geological certainty associated with a measured mineral resource is sufficient to allow a qualified person to apply modifying factors, as defined in this section, in sufficient detail to support detailed mine planning and final evaluation of the economic viability of the deposit. Because a measured mineral resource has a higher level of confidence than the level of confidence of either an indicated mineral resource or an inferred mineral resource, a measured mineral resource may be converted to a proven mineral reserve or to a probable mineral reserve;

•	“Mineral Reserve” refers to an estimate of tonnage and grade or quality of indicated and measured mineral resources that, in the opinion of the qualified person, can be the basis of an economically viable project. More specifically, it is the economically mineable part of a measured or indicated mineral resource, which includes diluting materials and allowances for losses that may occur when the material is mined or extracted;

iii

•	“Mineral Resource” refers to a concentration or occurrence of materials of economic interest in or on the earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for economic extraction. A mineral resource is a reasonable estimate of mineralization, taking into account relevant factors such as cut-off grade, likely mining dimensions, location or continuity, that, with the assumed and justifiable technical and economic conditions, is likely to, in whole or in part, become economically extractable. It is not merely an inventory of all mineralization drilled or sampled;

•	“mL” is meter level and refers to the vertical elevation with reference to the collar position (surface location) of the production shaft named ‘4 Shaft’ at Konkola;

•	“Mt” refers to millions of metric tonnes, a unit of measurement commonly used in the mining and metals industry to express mass. One Mt is equivalent to 1,000,000 metric tonnes;

•	“Mtpa” refers to millions of metric tonnes per annum, a unit of measurement commonly used in the mining and metals industry to express annual production or processing capacity. One Mtpa is equivalent to 1,000,000 metric tonnes produced or processed in a year;

•	“Nchanga Complex” refers to our mining operations at Nchanga located near Chingola, which consist of an open pit mine, an underground mine, copper concentrators, a smelter, a refinery and a TLP;

•	“pH” refers to a logarithmic scale used to specify the acidity or basicity of aqueous solutions;

•	“Probable Mineral Reserves” refers to the economically mineable part of an indicated and, in some cases, a measured mineral resource;

•	“Proven Mineral Reserves” refers to the economically mineable part of a measured mineral resource and can only result from conversion of a measured resource;

•	“t/m2” refers to metric tonnes per cubic meter, which is the mass per unit volume used in for expressing bulk density of in situ or broken material such as rock;

•	“Tailings Complex” refers to our tailings dams operations located at Nchanga near Chingola, which consist of Tailings Dam 03 and Tailings Dam 04;

•	“Tailings Leach Plant” or “TLP” refers to a hydrometallurgical plant that processes tailings;

•	“TCo” refers to the total cobalt content in the sample or ore;

•	“TCu” refers to the total copper content in the sample or ore;

•	“tonnes” refers to metric tonnes;

•	“U.S. dollars,” “dollars” or “$” and similar references refer to United States dollars, the legal currency of the United States;

•	“Vedanta” refers to the Vedanta group of companies, including, Vedanta Resources Limited and Vedanta Resources Holdings Limited;

•	“VRHL” refers to Vedanta Resources Holdings Limited, a UK corporation;

•	“VRJL” refers to Vedanta Resources Jersey Limited, a Jersey corporation; and

•	“VRL” refers to Vedanta Resources Limited, a UK corporation.

Cautionary Note Regarding Presentation of Mineral Reserve and Mineral Resource Estimates

This prospectus refers to estimated Mineral Reserves and Mineral Resources, including Inferred Mineral Resources and Indicated Mineral Resources. See the section entitled “About This Prospectus—Basis of Presentation” for the definition of those terms.

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The Mineral Reserve estimates were prepared by the Qualified Person in accordance with Subpart 1300 of Regulation S-K, using geostatistical and/or classical methods, plus economic and mining parameters appropriate to the deposit.

The estimates include mining dilution and mining recovery. Mining dilution and recovery factors vary with specific Mineral Reserve sources and are influenced by several factors including deposit type, deposit shape and mining methods. The estimate of Mineral Reserves and Mineral Resources may be materially affected by environmental, permitting, legal, marketing or other relevant issues.

Market, Industry and Other Data

This prospectus includes estimates regarding market and industry data. Unless otherwise indicated, information concerning our industry and the markets in which we operate, including our general expectations, market position, market opportunity and market size, are based on our management’s knowledge and experience in the markets in which we operate, together with currently available information obtained from various sources, including publicly available information, industry reports and publications, surveys, our users, trade and business organizations and other contacts in the markets in which we operate. Certain information is based on management estimates, which have been derived from third-party sources, as well as data from our internal research. We refer to information and estimates compiled by Wood Mackenzie.

In presenting this information, we have made certain assumptions that we believe to be reasonable based on such data and other similar sources and on our knowledge of, and our experience to date in, the markets in which we operate. While we believe the estimated market and industry data included in this prospectus is reliable, such information is inherently uncertain and imprecise. Market and industry data is subject to change and may be limited by the availability of raw data, the nature of the data gathering process and other limitations inherent in any statistical survey of such data. In addition, projections, assumptions and estimates of the future performance of the markets in which we operate are necessarily subject to uncertainty and risk due to a variety of factors, including those described in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” These and other factors could cause results to differ materially from those expressed in the estimates made by third parties and by us. Accordingly, you are cautioned not to place undue reliance on such market and industry data or any other such estimates.

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PROSPECTUS SUMMARY

This summary highlights select information contained elsewhere in this prospectus and does not contain all the information you should consider before making an investment decision. You should read the entire prospectus carefully, including “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and the accompanying notes included elsewhere in this prospectus before making an investment decision.

Our Business

CopperTech is a U.S. domiciled corporation that seeks to capitalize on what we expect to be an unprecedented copper demand cycle that has the potential to lead to more demand for copper in the next 25 years than has been produced throughout all of human history. Our mission is to ‘Power the Copper Century’ by meeting America’s rapidly growing demand for critical minerals as this cycle develops. We will focus our production of critical minerals on copper and cobalt, which are essential for high-growth end-markets including artificial intelligence (“AI”) infrastructure, data centers, grid modernization and electrification. As we seek to upgrade our Mineral Resource classifications and continue to explore within our existing significant copper and cobalt endowment, we intend to pursue and leverage state-of-the-art technologies in a strong and sustainable manner to maximize the results of our efforts.

Our flagship asset, Konkola Plc, is a high-grade copper and cobalt producer strategically located in Zambia’s Copperbelt Province. Konkola Plc is 79.42% owned by CopperTech and 20.58% owned by ZCCM Investments Holdings plc (“ZCCM”), a diversified mining investments and operations company listed on the Lusaka Stock Exchange. From 2004 to 2019, Konkola Plc has deployed over $3 billion into capital expenditures, funded by a combination of cash generated from operations and from shareholder loans. Over the next five years, Konkola Plc intends to expend an additional $1.5 billion into its operations, with a goal of driving an increase in copper production (including Integrated and from third-party sources) to an average of approximately 250 Ktpa over the remaining operational mine life of Konkola Plc from Fiscal 2029. Konkola Plc expects to fund such expenditure through CopperTech’s investment of the proceeds from this offering in Konkola Plc and may fund the remainder of such expenditure through the reinvestment of cash generated from its operations and additional financing, as required.

With such production increases, we are aiming for Konkola Plc to become one of the top copper producing mines by volume globally and an important part of total Zambian cobalt production. Beyond production expansion at Konkola Plc, we intend to invest in exploration activities within our operational sites and in select international jurisdictions to support longer-term Mineral Resource development.

While traditional copper producers rely on decades-old operating processes, CopperTech continues to build a technology-led copper business across our mining and plant operations to increase the productivity, safety and sustainability of our operations. For example, the installation of a new smelter at Nchanga, one of our key operational sites, has enabled us to capture 99.5% of sulfur emissions from the smelter operations. In addition, we intend to continue using technology, including AI-based technology, aimed at delivering real-time ore grade optimization to increase recovery rates, conducting predictive maintenance to reduce unplanned downtime, deploying automated quality control to ensure consistent premium product, process optimization to drive a reduced carbon footprint and establishing remote monitoring capabilities to enable 24/7 expert oversight. Through strategic collaborations with technology specialists, we expect to improve our operating performance, de-risk our expansion and expand our resource base through the deployment of leading geophysical, analytical and AI technologies. Similarly, we intend to pursue collaborations to further enhance the efficiency and profitability of our business. We believe this technology-focused approach will also lead to enhanced performance standards designed to mitigate environmental impacts, which will elevate the standards for responsible mining that conventional miners cannot easily replicate.

The copper demand cycle we intend to capitalize on is expected to be fueled by a structural shift driven by greater needs from AI infrastructure (including data centers), economic growth of developing nations, energy transition and increased defense spending targets. According to Wood Mackenzie, these areas alone are expected to account for roughly 40% of the approximately 7.5 Mtpa of total copper demand growth expected by 2035. As an example, Microsoft’s $500 million data center in Chicago is estimated to require approximately 2.2 Kt of copper, worth approximately $25 million at February 2026 spot prices. With respect to power demand, the International Energy Association notes that large hyperscale data centers are becoming increasingly common, with such data centers demanding power equal to or exceeding 100 MW, which is equivalent to the annual electricity consumption from around 350,000 to 400,000 electric cars.

At the same time, the supply of copper faces compounding constraints including an approximately 2% annual copper grade decline at existing mines globally (per Ernst & Young), operational disruptions, political instability, geological challenges and previous pandemic-related maintenance delays. The constrained supply is further exacerbated by an approximately 24-year development timeline for new copper mines. Further, a substantial portion of supply capacity remains concentrated in jurisdictions with operational or geopolitical risks – the U.S. net import reliance in 2024 was 45% of domestic copper consumption. With the Democratic Republic of the Congo accounting for over 75% of the world’s cobalt production and China producing more than 45% of the world’s copper and refining over 70% of the world’s cobalt, U.S. federal policy is increasingly prioritizing diversification and critical mineral security from Western-aligned nations through initiatives from various U.S. governmental agencies, including the Lobito Corridor, a $10 billion rail infrastructure project intended to improve connectivity between Zambia’s Copperbelt Province and Atlantic ports. See “Risk Factors—Risks Related to Our Business—Our business, results of operations, cash flows and financial condition have been and may continue to be adversely affected by changes in geopolitical and global economic conditions.” for further information. We believe Konkola Plc’s strong operating history, combined with the Konkola Complex being one of the highest-grade copper and cobalt resources in the world, lay the framework for our Company to be a highly economic and strategic long-term supplier of critical minerals, including to Western-aligned end markets.

Scheme of Arrangement and Resumption of Control

Beginning with Vedanta’s acquisition of a controlling interest in Konkola Plc in 2004, Konkola Plc became a Vedanta-led operation in which ZCCM continued as a minority shareholder. After more than a decade of operating alongside ZCCM, the parties became involved in a shareholder dispute in 2019, resulting in ZCCM filing a petition in the High Court of Zambia seeking to wind up Konkola Plc. As a result of the winding-up petition, the High Court of Zambia appointed a provisional liquidator (the “Provisional Liquidator”) to oversee the operations of Konkola Plc. During this period, Konkola Plc and the KCM Complex were under the control of the Provisional Liquidator, and total copper production of Konkola Plc (including Integrated and from third-party sources) fell to a low of approximately 54 Ktpa in Fiscal 2024, as compared to copper production amounts (including Integrated and from third-party sources) of approximately 180 Ktpa, 195 Ktpa and 177 Ktpa during Fiscal 2017, Fiscal 2018 and Fiscal 2019, respectively. In 2023, Vedanta and ZCCM resolved the dispute through a scheme of arrangement under which Vedanta resumed operational control of Konkola Plc and committed to an investment program and revised cooperation framework (the “Scheme of Arrangement”). This was memorialized by the new shareholders agreement entered into on November 6, 2023 between VRL, VRHL, ZCCM and Konkola Plc (the “KCM Shareholders Agreement”). The Scheme of Arrangement with respect to legacy creditor claims was sanctioned by the High Court of Zambia on June 28, 2024, and became effective on July 31, 2024 (the “Scheme Effective Date”) (see “Business—Legal Proceedings—Scheme of Arrangement”). Upon the Scheme Effective Date, the Provisional Liquidator was removed and VRHL’s control and ownership of Konkola Plc was reinstated (the “Resumption of Control”).

In connection with the Scheme of Arrangement, Konkola Plc entered into the following loan agreements with VRHL pursuant to which VRHL is required to loan an aggregate principal amount of up to $1.27 billion to Konkola Plc, consisting of:

•	A $1.00 billion loan to fund Konkola Plc’s capital expenditure (the “Capital Expenditures Support Loan Agreement”), to be funded by semi-annual instalments until January 31, 2030. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Scheme Loan Agreements.” As of December 31, 2025, VRHL had funded approximately $330.0 million under the Capital Expenditures Support Loan Agreement and there is a balance of $670.0 million to be funded. CopperTech, as the sole stockholder of VRJL following the Transactions, intends to contribute the net proceeds of this offering to Konkola Plc with the objectives of further developing Konkola Plc’s operations and such contribution will be used to fund the lender’s remaining $670.0 funding obligation under the Capital Expenditure Support Loan Agreement. See “Summary of the Transactions” and “Use of Proceeds.”

•	A $250.0 million loan to fund amounts payable to Konkola Plc’s creditors (the “Creditor Settlement Support Loan Agreement”). As of December 31, 2025, VRHL had fully funded the $250.0 million required by the Creditors Settlement Support Loan Agreement.

•	A $20.0 million loan facility to fund community support (the “Community Support Loan Agreement” and, together with the Capital Expenditures Support Loan Agreement and the Creditors Settlement Support Loan Agreement, each a “Scheme Loan Agreement” and collectively the “Scheme Loan Agreements”). As of December 31, 2025, VRHL had fully funded the $20.0 million required by the Community Support Loan Agreement.

As of the date of this prospectus, no principal or interest have been repaid by Konkola Plc under the Scheme Loan Agreements. Under the KCM Shareholders Agreement, repayments under each Scheme Loan Agreement will commence once Konkola Plc has positive cash flows and will be paid in accordance with the Konkola Waterfall (as defined below). Such restrictions may limit or delay our ability to receive repayments under the Scheme Loan Agreements. Each Scheme Loan Agreement matures in December 2028, subject to automatic extension should Konkola Plc have insufficient cash flow to repay such debt at maturity in accordance with the Konkola Waterfall. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources”.

With Konkola Plc once again under Vedanta control, we expect Konkola Plc copper production to not only return to pre-Fiscal 2019 levels, but with the additional capital expenditure of $1.5 billion Konkola Plc intends to make into its operations over the next five years (including from the proceeds of this offering), we expect to drive an increase in copper production (including Integrated and from third-party sources) to an average of approximately 250 Ktpa over the remaining operational mine life of Konkola Plc from Fiscal 2029.

Overview of Assets

Konkola Plc owns and operates a complex of integrated mines and concentrators, a smelter, refinery, tailings leach plant and associated infrastructure in Zambia’s Copperbelt Province, referred to herein as the “KCM Complex”. The KCM Complex is primarily located near the Zambia-Democratic Republic of Congo (“DRC”) border, with the majority of operations taking place at and between the Konkola Complex located near Chililabombwe, the Nchanga Complex located near Chingola, the Tailings Complex located near Chingola and the Nkana Refinery located near Kitwe. We consider the KCM Complex to be our only material mining property as defined by Regulation S-K Subpart 1300. Konkola Plc's operations are also supported by the Nampundwe mine, which produces pyrite that is used solely in connection with Konkola Plc’s smelting operations. Konkola Plc’s assets are well integrated into regional mining and export routes, including major highways that provide a stable link from production centers to Western markets. Konkola Plc’s key assets and properties are summarized below.

Map of Konkola Plc’s Operations at the KCM Complex (and proximity to certain peers and infrastructure).

Konkola Complex

The Konkola Complex is located in Chililabombwe approximately five km south of the Zambia-DRC border and is expected to be the most significant contributor to Konkola Plc’s overall production profile over time. The Konkola Complex consists of an underground mine, concentrator and tailings storage facility. Since commencing operations in 1957, the Konkola Complex has extracted approximately 3.2 Mt of copper, which we believe demonstrates the long-term viability and production reliability of this asset. The Konkola Complex targets an orebody that potentially extends to depths exceeding 2,000 meters through vertical access shafts, and currently active mining activities occur at a depth of approximately 1,000 meters.

Ore is processed at the adjacent Konkola concentrator, which has a 6 Mtpa nameplate capacity and employs conventional milling and flotation to produce Copper Concentrate for the Nchanga smelter. Tailings from the concentrator are deposited in the Lubengele tailings storage facility at Konkola, which is undergoing auger drilling and test work to assess its potential for future resource recovery.

In Fiscal 2019, prior to the appointment of the Provisional Liquidator, copper production at the Konkola Complex was approximately 30 Kt. In Fiscal 2024, copper production at the Konkola Complex had declined to approximately 16 Kt. As supported by the Initial Assessment TRS, we believe the Konkola Complex has the potential to produce an annual average of 140 to 160 Ktpa of copper by Fiscal 2033. The increased production level at the Konkola Complex is expected to be enabled by a 0.4 Mt Measured and Indicated Mineral Resource, 8.3 Mt Inferred Mineral Resource and 1.0 Mt Proven and Probable Mineral Reserve (or 0.3 Mt Measured and Indicated Mineral Resource, 6.6 Mt Inferred Mineral Resource and 0.8 Mt Proven and Probable Mineral Resource on a 79.42% ownership basis), with potential to support a mine life through 2069 if all such Mineral Resources are ultimately converted into Mineral Reserves.

The increased production levels are contingent on the execution of a recently redesigned mine plan (“Konkola Deep Mine Project”) that requires the dewatering and extension of underground infrastructure allowing for access to deeper mineralization. In order to carry out the relevant upgrades and modifications, the Konkola Complex is expected to require total capital costs of $1.0 billion (out of a total $1.5 billion across the KCM Complex) over the next five years. This results in capital intensity of $8,065 per tonne of copper per annum (capital required over the first five years to access the Mineral Reserves at the Konkola Complex) versus an industry range of $7,550 to $41,550 per tonne of copper per annum, as calculated by Wood Mackenzie.

Nchanga Complex - Mines, Concentrators, Smelter and Tailings Leach Plant (“TLP”)

The Nchanga Complex is located in Chingola and includes an underground mine, open pit mines, concentrators, tailings leach plant, smelter and a refinery. The Nchanga Complex operations currently mine from one operational open pit alongside the underground mine, which itself remains operational at a depth of approximately 1,000 meters. Since commencing operations in 1951, the Nchanga Complex has extracted approximately 14.3 Mt of copper.

In Fiscal 2019, prior to the appointment of the Provisional Liquidator, copper production at the Nchanga Complex was approximately 12 Kt. In Fiscal 2024, copper production at the Nchanga Complex had declined to approximately 1.2 Kt. Since April 2025, mining at the Nchanga Complex across the open pit and underground has been scaled back meaningfully due to declining available mining inventory, and open pit mining is only expected to continue until the end of 2027 with resource extension drilling of the open pit mine resuming in Fiscal 2026. Nonetheless, the Nchanga Complex houses infrastructure that is essential for Konkola Plc’s operations, and we expect to continue upgrading and modifying such infrastructure to achieve our goal of driving an increase in copper production (including Integrated and from third-party sources) to an average of approximately 250 Ktpa over the remaining operational mine life of Konkola Plc from Fiscal 2029.

As supported by the Initial Assessment TRS, the Nchanga Complex is expected to produce approximately 23 Ktpa of copper and 1 Ktpa of cobalt over its remaining planned open pit operational life through 2038. The current mine plans contemplate a 13-year mine life, exploiting an aggregate of 1.0 Mt Mineral Resource (or 0.8 Mt Mineral Resource on a 79.42% ownership basis) with additional exploration to commence in Fiscal 2026, potentially supporting a longer mine life to the extent additional viable orebodies are identified within the Nchanga Complex mining license area. The Nchanga Complex is expected to require total capital costs of $500 million (out of a total $1.5 billion across the KCM Complex) over the next five years.

The Nchanga Complex also features three concentrators (Old East Mill, New East Mill and New West Mill) with a total capacity of 13 Mtpa, which are used to treat ore produced from the open pit and underground operations. A portion of the Copper Concentrate produced from the Nchanga concentrators is transported to the Nchanga smelter for further processing, while the remainder is sold to customers in end markets. Tailings from the Nchanga concentrators are routed to the TLP for further copper extraction. The TLP is a copper recycling hydrometallurgical plant with a design capacity of 18 Mtpa, and is used to process tailings from the Nchanga Complex, old tailings dams and other stockpiles. The Nchanga smelter is located in Chingola and utilizes direct blister flash smelting technology to process concentrate from the Konkola and Nchanga concentrators as well as third-party concentrate into copper anodes. Copper anode produced at the Nchanga smelter is either sold as product or transported via road to the Nkana Refinery for further conversion into refined cathode. The plant also includes cobalt recovery furnaces and sulfuric acid plants which respectively produce copper-cobalt alloy and sulfuric acid byproducts. The copper-cobalt alloy is sold to customers in the end-markets, and the sulfuric byproducts are used in the TLP. The Nchanga smelter was commissioned in Fiscal 2009 with an original design capacity of approximately 310 Ktpa of copper. Our broader mining operations plan assumes that annual third-party Copper Concentrate feed will be purchased at quantities of between 250 to 300 Ktpa from the local Zambian and DRC markets to maximize utilization of the smelter capacity.

Tailings Complex – TD03 and TD04

The Tailings Complex, consisting of TD03 and TD04, is a historical tailings storage facility that contains substantial inventories of low-grade oxide tailings generated from past sulfide flotation operations. The Tailings Complex is located at the Nchanga Complex in Chingola. In Fiscal 2019, prior to the appointment of the Provisional Liquidator, copper production from the Tailings Complex was approximately 49 Kt. In Fiscal 2024, copper production from the Tailings Complex had declined to approximately 12 Kt.

As supported by the Pre-Feasibility Study TRS, the Tailings Complex is expected to produce an average of 38 Ktpa over its planned operational life through Fiscal 2029.

Additional Facilities and Infrastructure

Nkana Refinery

The Nkana Refinery is located in Kitwe and is a large, conventional electro-refinery with a current nameplate capacity of 300 Ktpa LME Grade A refined cathode, though the refinery is focused on producing starter sheets for the TLP as of the date of this prospectus. To accomplish this, anodes are supplied by the Nchanga smelter and consumed in the stripper section. After this point, the copper starter sheets generated in the stripper section anodes are transferred to a commercial section to consume the remainder of the anodes and to where the remaining anodes are consumed to produce refined cathode for sale or returned to the TLP to be used as starter sheets, at an approximate rate of two refined cathodes per anode. While there is no cathode production from the Nkana Refinery today, we expect to evaluate a potential strategic investment program to enhance reliability, decrease costs, and increase utilization when power supply improves, unlocking greater value for the facility.

Nampundwe Mine

The Nampundwe mine is located 50 km from Lusaka and has been operational for 112 years. The Nampundwe mine produces pyrite, a sulfur and iron compound that is a critical input for smelting operations. Pyrite is a key source of sulfur supply required for sulfuric acid production in the acid plant located at the Nchanga Complex, which is then further utilized as the key reagent in the TLP, and as a reactant in the smelting process. The Nampundwe mine produced approximately 17.5 Kt of pyrite in Fiscal 2025.

Financial and Operating Performance

CopperTech intends to use the net proceeds from this offering to undertake investments in Konkola Plc aimed at increasing total copper production (including Integrated production and production from third-party sources) above historical levels, as outlined in the Technical Report Summaries.

Konkola Plc produced a total of approximately 180 Kt of copper (Integrated and third-party) in Fiscal 2019. In Fiscal 2024, total production (Integrated and third-party) had declined to 54 Kt of copper.

In Fiscal 2025, Konkola Plc had net sales of $406.3 million and net income of $1,010.8 million, as compared to net sales of $438.2 million and net loss of $442.7 million in Fiscal 2024. The positive net income in Fiscal 2025 was due to the discounting of the restructured liabilities in connection with agreements Konkola Plc entered into with its creditors, the GRZ and VRHL to repay these liabilities (in the form of loans) in the future in accordance with the KCM Shareholders Agreement and the Scheme of Arrangement. See “—Scheme of Arrangement and Resumption of Control” for further information. In Fiscal 2025, Konkola Plc produced approximately 48 Kt of copper (both through Integrated production and production from third-party sources) at an AISC of $6.93 per pound and in Fiscal 2024, approximately 54 Kt of copper (both through Integrated production and production from third-party sources) at an AISC of $9.48 per pound. This compares to an expected average production (including Integrated and from third-party sources) of 250 Ktpa and an expected average AISC of $2.28 per pound over the remaining mine life across the KCM Complex. As supported by the Technical Report Summaries, as of April 1, 2025, we had approximately 1.2 Mt of Proven and Probable copper Mineral Reserves (or 1.0 Mt of Proven and Probable copper Mineral Reserves on a 79.42% ownership basis) across the KCM Complex and, as of the same date, we had 1.2 Mt of further Measured and Indicated Mineral Resources and 8.6 Mt of Inferred Mineral Resources (or 1.0 Mt of further Measured and Indicated Mineral Resources and 6.9 Mt of Inferred Mineral Resources on a 79.42% ownership basis). See “—Summary Historical Consolidated Financial and Other Data” for further information and “—Reconciliation of Non-GAAP Accounting Standards Financial Measures” for a reconciliation of Cost of Sales, the most directly comparable GAAP measure to AISC.

The tables below summarize certain forward-looking financial and operational information of Konkola Plc as outlined in the Technical Report Summaries. Information regarding our Mineral Resources, including Inferred Mineral Resources, is derived from the Initial Assessment TRS, whereas information regarding our Mineral Reserves is derived from the Pre-Feasibility Study TRS. For additional information on our Mineral Reserves and Mineral Resources, see “Mining Properties” and the Technical Report Summaries included as exhibits to the registration statement of which this prospectus forms a part.

Our Competitive Strengths

We believe that the following competitive strengths differentiate us and can contribute to our continued success.

Robust Economics Driven by Large-Scale, High-Grade and Low-Cost Positions

Our strong economics reflect the interplay of grade, scale and integration – capturing margin at each step of the mining process. Konkola Plc’s average Mineral Reserve and Mineral Resource copper grade of 2.9% is approximately four times higher than the declining global average of 0.66% per Wood Mackenzie. We believe our strong endowment, as well as our large operational scale, provides the opportunity to achieve an efficient unit intensity as fixed costs are spread over more tonnage and high capital productivity. Furthermore, vertical integration – having mines, concentrator, on-site smelter and the TLP in one place – reduces logistics and third-party charges, stabilizes net realized pricing through minimized exposure to treatment and refining expense volatility, manages quality and shortens the cash-conversion cycle.

Our production growth plan is designed to leverage our favorable economics. Phased debottlenecking, recovery work and incremental throughput additions are expected to increase effective capacity in an efficient manner. We believe that higher volumes of concentrate feed will further improve smelter utilization and dilute fixed cost overheads, supporting expanded cash margins and returns. As such, we believe we have the foundation required to progressively entrench ourselves as a preferred long-term source of copper and cobalt for the U.S. market given our strong economic position and resulting ability to sustain strong margins through potential periods of commodity price volatility.

Technology-Driven Operations Delivering Industry-Leading Efficiency

We intend to continue building a digitized, AI-powered mining operation. We have a track record of using technology across our mining and plant operations, for example, the installation of a new smelter at Nchanga has enabled us to capture 99.5% of sulfur emissions from the smelter operations. Through strategic collaborations with technology specialists, we anticipate that our technology will enable real-time optimization across the entire value chain – from predictive maintenance that reduces downtime, to AI-driven exploration to increase our Mineral Resources and Mineral Reserves, and autonomous systems that enhance safety while reducing labor costs. Our integrated sensor network will be designed to provide continuous monitoring of equipment performance, geological conditions and environmental parameters, enabling proactive decision-making not possible for many conventional miners. We believe this technology-led approach positions us to achieve lower operating costs and higher productivity compared to conventional operations.

High Growth Critical Minerals Producer with Strategic Focus on Supplying U.S. and Western Markets

We believe that Konkola Plc represents one of the few operations positioned to help meet U.S. demand for copper and cobalt over the long term. Despite both commodities being designated as critical minerals by the U.S. government in 2025, the U.S. continues to import approximately 45% of its copper and 75% of its cobalt, as per the U.S. Geological Survey. With the DRC accounting for over 75% of the world’s cobalt production and China producing more than 45% of the world’s copper and refining over 70% of the world’s cobalt, the U.S. faces significant supply chain vulnerability. The Konkola Complex is one of the world’s highest-grade copper assets, and as supported by the Technical Report Summaries, with the implementation of our planned infrastructure upgrades, we aim to achieve a remaining operational mine life average production level of approximately 250 Ktpa (including Integrated and from third-party sources) from Fiscal 2029. We believe that these initiatives, coupled with our strong operating history will enable us to become a strategic, technology-led supplier of copper and cobalt.

Konkola Plc offers a differentiated source of supply for copper and copper-cobalt alloy that can support rapidly growing end-use demand across critical sectors such as AI infrastructure, data centers, grid modernization and electrification. Further, we believe that copper is a cornerstone of industrialization and is currently at the forefront of a global shift towards a green economy. Its exceptional conductivity and recyclability make it an indispensable component in a wide array of modern technologies, from renewable energy systems to electric vehicles. Industry forecasts indicate that the next 25 years will require more copper than has been produced throughout human history. See “—Industry” below for further information.

Policy trends also have the potential to reinforce this structural shift. Effective August 1, 2025, the U.S. Government imposed a 50% tariff on semi-finished copper products, while excluding raw forms such as ore and cathode. Beginning from 2027, the U.S. Government will also require that 25% of U.S. produced high-quality copper scrap and copper inputs be sold domestically, thereby underscoring the need to secure reliable upstream supply from mining operations. The U.S. International Development Finance Corporation has provided financial support for the Lobito Corridor, a $10 billion rail infrastructure project intended to improve connectivity between Zambia’s Copperbelt Province and Atlantic ports. The Lobito Corridor is expected to be operational by approximately 2029, potentially enhancing logistics for copper exports to Western markets. Against this backdrop, we are actively seeking to secure long-term commercial relationships and offtake contracts with customers located in the U.S. and Western-aligned nations. These contracts have the potential to allow us to contribute directly to energy security, technological competitiveness and supply chain resilience in the U.S., which we believe is aligned with the objectives of policymakers to reduce dependence on DRC mining and Chinese mining and refining, to the extent paired with increased critical minerals processing/refining capacity in Western-aligned nations.

Advanced, De-risked Platform Backed by Substantial Capital Investment to Date

Unlike many potential sources of incremental copper around the world, the KCM Complex currently produces copper and benefits from approximately $3 billion of capital deployed by Konkola Plc into capital expenditures between 2004 to 2019, funded by a combination of cash generated from operations and from shareholder loans. We believe that this installed asset base, together with existing permits and established operating practices, enables a highly efficient restart-and-ramp-plan that is more capital efficient and significantly faster compared to a first-time greenfield build. From a timeline perspective, the average greenfield copper mine in tier-1 jurisdictions such as the U.S., Canada and Australia take 29 years, 27 years and 20 years, respectively to be built, whereas our full ramp up to peak production is expected to take only approximately 7-8 years.

Zambia - One of the World’s Most Attractive Mining Jurisdictions

Konkola Plc’s operations are located in Zambia, one of the world’s most established copper mining jurisdictions. In 2024, Zambia was the 11th largest producer of copper in the world and the second largest producer in Africa, with copper exports representing 15% of Zambia’s gross domestic product and over 70% of its exports. In 2024, the Fraser Institute’s Annual Survey of Mining Companies rated Zambia as 28th (out of 82 jurisdictions) on the Investment Attractiveness Index globally and is the third highest ranked African jurisdiction (out of 20 jurisdictions), which considers key investment attributes including geological attractiveness and government policies.

The GRZ has stated goals to position copper as a cornerstone of the nation’s economic development and triple national copper production to 3 Mt annually by 2031 (Zambia currently projects 2025 production to reach 1 Mt) and to improve enabling infrastructure, including power permitting processes and logistics. We believe the development of the KCM Complex supports these goals, thereby aligning our interests with those of the GRZ. Furthermore, we expect that our long-standing community relationships, focus on safety, environmental performance and robust existing workforce with a strong composition of local talent will support our license to operate during the production ramp period and beyond.

Strong Historical Exploration Track Record and Resource Conversion

We are exploring the extension of the expected mine life of the KCM Complex through continued exploration activities in what is a highly prolific zone for copper. Since the inception of the copper mines at Konkola, approximately 17.4 Mt of contained copper has been extracted. As supported by the Technical Report Summaries, this compares to a total Mineral Resource as of April 1, 2025, of 9.8 Mt (or 7.8 Mt on a 79.42% ownership basis), which has continually been replenished through ongoing exploration activities. We are currently executing an exploration campaign to further develop our Mineral Resources, through the drilling of the Konkola Deep Mine Project, Tailings Dam 05 located near Nchanga and the Lubengele tailings dam located at Konkola, the latter two which have not previously been included in our declared Mineral Resource base. This campaign is designed to enhance long-term mine planning and maximize value generation.

Endorsed and Backed by Global Mining Leader

Our current controlling stockholder, Vedanta, is a leading, diversified natural-resources group founded by Anil Agarwal that generated revenue of $18.2 billion in Fiscal 2025 and employs a global workforce in excess of 117,000 people. Vedanta has a track record of successfully operating and managing assets across a range of industries and geographies. The Vedanta group’s portfolio spans base metals (zinc, lead, silver, aluminum, copper), oil and gas, iron ore, steel and power generation across India, Africa and other regions. In 2004, Vedanta obtained a 51.00% stake in Konkola Plc, before increasing its ownership to 79.42% in 2008.

Our Business Strategy

CopperTech is exploring a transformative growth strategy aimed at significantly further expanding copper production capacity across its mining and processing assets. We seek to deliver attractive, through-the-cycle returns to our stockholders through cash flow generation and growth of our copper mining operations. Below are the highlights of our growth strategy.

Execute Plans to Become a Leading Global Copper Producer to Serve the High Growth U.S. Technology Sector

We are growing our copper and cobalt mining business by executing and exploring development work at the KCM Complex, which we believe offers potential high returns. This includes prioritization of the Konkola Deep Mine Project to access the most attractive parts of the ore body, process improvements and other capital expenditures by Konkola Plc expected to total $1.5 billion over the next five years. A portion of such investment will be allocated to exploration activities within the KCM Complex and in select international jurisdictions, including infill drilling programs and AI-based geological surveys to identify additional resources and upgrade resource classifications. With this investment, and our planned infrastructure upgrades, we expect to achieve a remaining operational mine life average production level (including Integrated and from third-party sources) of approximately 250 Ktpa from Fiscal 2029.

We believe there is also potential to grow production further, subject to additional geological engineering, permitting and completion of necessary studies. In carrying out our growth plans, we will continue to employ conventional and cutting-edge technologies to benefit from geological confidence in the resource base, access to existing infrastructure and support from local and regional authorities. In addition to pursuing growth in production at the KCM Complex, we also plan to undertake technical programs across the Konkola Plc portfolio to potentially upgrade Konkola Plc’s Mineral Resources from the Inferred to higher-confidence Mineral Resource classifications, delineate new Mineral Resources and continually assess optimization strategies to increase efficiency of operations. In addition, we may evaluate external growth opportunities from time to time.

To further support our growth potential, we are also exploring measures to ensure power security and supply, which we anticipate will further streamline production as power is one of our biggest production inputs.

Employ a Disciplined Approach to Capital Allocation

Following the completion of our production ramp at the KCM Complex, subject to fulfilling the requirements set out within the Konkola Waterfall, we expect the focus will be on deleveraging our balance sheet in order to preserve our financial flexibility through the commodity price cycle; continuously exploring new mining targets; and opportunistically evaluating external growth opportunities that are accretive.

Although there are currently no restrictions in our debt agreements or capital structure that would prevent us from paying a dividend in the future as a holding company, our ability to pay dividends on our common stock will depend on the receipt of cash distributions and dividends from our direct and indirect operating subsidiaries. Pursuant to the KCM Shareholders Agreement, distributions from Konkola Plc are subject to the Konkola Waterfall prioritizing interest and partial principal on shareholder loans and other specified liabilities, which may limit or delay our ability to pay dividends or other distributions.

Building the “Modern Mine” by Continually Evaluating Value-Added Strategic Collaborations, Including Artificial Intelligence and Technology

We believe that our focus on strategic collaborations will accelerate operating performance, de-risk expansion and expand our resource base through the deployment of leading geophysical, analytic and AI technologies. More specifically, these technologies are anticipated to include AI-assisted tools to improve operating performance, by applying such tools in mine planning, maintenance scheduling, process control and exploration targeting. We intend to evaluate collaborations with equipment suppliers, digital and AI providers, mining and processing firms and consulting and engineering organizations with demonstrated capabilities in such specialized areas. Our objective is to access and utilize proven and innovative technologies to enhance financial performance while continuing to foster industry-leading safety standards, personnel management systems and IT systems.

Copper Industry Overview

Copper is an internationally traded commodity on the COMEX, LME and Shanghai Futures Exchange and is found in many mining jurisdictions around the world, including the Americas, Africa and Australia. After copper ore is mined, it is transformed through a series of processing steps into a highly versatile metal that ultimately serves as a foundational input into many end-use applications. Copper is a cornerstone of industrialization and is currently at the forefront of a global shift towards a green economy. Its exceptional conductivity and recyclability make it an indispensable component in a wide array of modern technologies and applications, from renewable energy systems to electric vehicles to high-capacity data centers. The global copper market is experiencing robust growth and, while traditional industrial applications continue to represent a substantial portion of copper consumption, the most dynamic growth segments are intrinsically linked to advancements in technology and AI. The four primary disrupting factors of copper demand – AI technological boom, global economic development, energy transition and increased defense spending targets – are alone expected to account for a combined 40% of copper demand growth expected by 2035, according to Wood Mackenzie.

Industry forecasts indicate that the next 25 years will require more copper than has been produced throughout human history.

Source: Wood Mackenzie

Source: Wood Mackenzie

According to Wood Mackenzie, global refined copper consumption in 2024 totaled 26.8 Mt (up from 25.8 Mt in 2023) and is expected to grow to 34.0 Mt by 2040. The majority of demand today remains linked to traditional end-use markets, including construction, infrastructure, transportation and defense. The global transition towards battery electric vehicles and sustainable or renewable energy sources, such as solar and wind power, has represented most of the growth in recent years and is expected to remain a key contributor going forward. However, consumption growth rates are expected to be even further enhanced by demand from AI, digital infrastructure and electrification initiatives. From 2014 to 2024, copper consumption has grown annually at a rate of approximately 1.6%, and over the next 10 years is expected to grow at a compounded annual growth rate of 2.4% due in large part to its numerous technology end-use applications.

The increasing computational requirements of AI, particularly for advanced machine learning models and extensive data analytics, necessitate a vast expansion of global data center infrastructure. These facilities are intensive consumers of copper, which is essential for high-speed data transmission networks, efficient power distribution within racks and across facilities and advanced liquid cooling systems. Copper’s exceptional thermal conductivity is crucial for dissipating the significant heat generated by high-performance computing hardware, including graphics processing units and specialized AI accelerators. AI-optimized data centers require significant kilowatts per rack to handle intensive computational workloads, a substantial increase over traditional data centers, necessitating thicker copper wiring, more robust copper bus bars and significantly enhanced cooling systems. Every square meter in an AI-optimized facility contains significantly more copper than conventional data centers due to these enhanced power and cooling requirements. According to Wood Mackenzie, the increasing electricity requirements of AI alone is expected to drive copper demand for grid infrastructure to 1.1 Mtpa by 2030 and is a relatively insignificant cost item relative to the overall capital expenditure of data center developments, which can lead to substantial copper demand and price increases.

According to Wood Mackenzie, global refined copper production totaled 27.0 Mt in 2024 (an increase from 25.9 Mt in 2023) and is expected to rise to 34.2 Mt by 2040. However, sources of high-grade copper ore (particularly in open-pit operations) have become increasingly challenging to find in recent years. Accordingly, we expect steady industry cost inflation and a rising marginal cost as miners spend more capital to extract copper from lower-grade deposits. Additionally, required adherence to environmental, social and governance standards is seen as potentially delaying projects even beyond currently envisioned timelines. With timelines from discovery of new resources to first production typically taking in excess of 24 years, management expects the value of high-quality, large deposits that have already been identified and developed to continue to rise.

Source: Wood Mackenzie

Traditional copper mining regions, particularly in South America (e.g., Chile and Peru), are projected to remain dominant sources of copper supply going forward, presenting an opportunity for DRC and Zambia to increase production and, thereby, geographically diversify the global supply picture. In 2024, African supply represented 10.2% of global copper production. The United States is projected to remain a net importer of copper, thereby reinforcing the need to secure long-term supply from Western-aligned nations. U.S. demand for copper is expected to rise by 42.9% from 2.2 Mt in 2024 to 3.1 Mt by 2040, with imports continuing to constitute a significant portion of copper consumption. Currently, imports into the U.S. represent approximately 45% of refined copper consumption and are expected to increase to 70% of refined copper consumption by 2040, as per Wood Mackenzie.

As of November 3, 2025, COMEX copper prices are currently $5.07 per pound, which are up over 24% year-to-date and over 65% over the past five years. Pricing is expected to remain a function of supply-demand dynamics and, with a rising deficit expected over the mid-term and long-term, we believe that prices will continue to increase over the long-term. Furthermore, we believe prices will continue to be influenced by a complex interplay of global macroeconomic factors and geopolitical developments, including potential tariffs which can lead to wide variations in regional pricing levels.

Historical Copper Price LME & COMEX ($/lb)

Source: Factset

Summary of the Transactions

We were incorporated in the State of Delaware on January 30, 2025 as Global Transition Resources Inc. On September 17, 2025, we changed our name to CopperTech Metals Inc. CopperTech Metals Inc. is the issuer of the common stock offered by this prospectus.

Prior to the reorganizational transactions described below, (i) VRHL, a UK incorporated and tax resident company, was the sole stockholder of CopperTech and held a nominal amount of common stock of CopperTech and (ii) VRHL held 79.42% of the outstanding shares of Konkola Plc, with the remainder of Konkola Plc held by ZCCM.

Both prior to and following this offering, all of our business operations have been and will be conducted through Konkola Plc and its direct and indirect subsidiaries.

The following diagram depicts our simplified ownership structure immediately prior to the Transactions:

Vedanta Resources Limited (UK)
100%
100%
Vedanta Resources Holdings Limited (UK)
Vedanta Resources Jersey Limited (Jersey)
79.42%
100%
Konkola Copper Mines Plc (Zambia)
CopperTech Metals Inc (USA)

In connection with this offering, we will enter into the following series of transactions to implement an internal reorganization, which we collectively refer to as the “Transactions”:

•	VRL, the parent company of VRHL, will transfer its entire ownership interest in VRJL, a Jersey private company and wholly owned subsidiary of VRL, to CopperTech, a wholly owned subsidiary of VRL, for a nominal cash consideration.

•	VRHL will transfer its 79.42% ownership interest in Konkola Plc to VRJL. In exchange, VRJL will issue shares in VRJL to VRHL.

Through a series of transactions, VRJL will assume the outstanding balances of the Existing Vedanta Liabilities (as defined below) and each Scheme Loan Agreement as lender, as of the date of the Transactions. As of March 31, 2025, the outstanding balance owed by Konkola Plc to Vedanta Resources (Jersey II) Limited and Vedanta Resources Plc under the Existing Vedanta Liabilities (including accrued interest) was approximately $1,963.7 million. As of December 31, 2025, VRHL had loaned an aggregate of $600.0 million to Konkola Plc under the Scheme Loan Agreements. The remaining $670.0 million to be loaned by VRHL to Konkola Plc under the Capital Expenditures Support Loan Agreement is to be funded in semi-annual instalments until January 31, 2030. CopperTech, as the sole stockholder of VRJL following the Transactions, intends to contribute the net proceeds of this offering to Konkola Plc with the objectives of further developing Konkola Plc’s operations and such contribution will be used to fund the lender’s remaining $670.0 funding obligation under the Capital Expenditures Support Loan Agreement. See “Summary of the Transactions” and “Use of Proceeds.”

•	Through a series of transactions, all outstanding VRJL shares will be transferred to CopperTech and in consideration CopperTech will issue shares of its common stock to VRHL.

•	Following the Transactions, 79.42% of Konkola Plc will be held indirectly by CopperTech, with the remainder of Konkola Plc held by ZCCM.

The following diagram depicts our simplified ownership structure immediately following this offering and the Transactions, assuming no exercise of the underwriters’ option to purchase additional common stock:

Corporate Information

Our principal executive office is located at              and our telephone number is               . We intend for our headquarters to be located in the United States. Our website is https://coppertechmetals.com. The information contained on our website, any website mentioned in this prospectus or any website directly or indirectly linked to these websites is not part of, and is not incorporated by reference in, this prospectus.

Our Stockholder

We are owned by VRL, the parent company of the Vedanta group of companies, through its fully owned subsidiary, VRHL. VRL, is a global diversified natural resources company focused on mining, oil and gas and metals production, with major operations in India, Africa and Australia. Immediately prior to the completion of this offering, VRL beneficially owned 100.0% of our common stock, and will beneficially own approximately      % of our common stock following the completion of this offering, assuming no exercise of the underwriters’ option to purchase additional common stock. If the underwriters exercise their option to purchase additional common stock in full, VRL will beneficially own approximately % of our common stock following the completion of this offering.

We currently expect to be a “controlled company” under NYSE corporate governance standards and intend to rely on the corporate governance exemption related thereto. See “Risk Factors—Risks Relating to our Common Stock and the Offering—We will be a ‘controlled company’ within the meaning of the NYSE corporate governance rules. As a result, we will qualify for exemptions from certain U.S. corporate governance requirements and such exemptions could have an adverse effect on our public stockholders.”

Risk Factors Summary

Investing in our common stock involves risks. You should carefully consider the risks described in the section entitled “Risk Factors” before making a decision to invest in our common stock. If any of these risks actually occur, our business, financial condition or results of operations would likely be materially adversely affected. In such case, the trading price of our common stock would likely decline, and you could lose all or part of your investment. The following is a summary of some of the principal risks we face:

Summary of Risks Relating to our Business

•	Estimates of Mineral Reserves and Mineral Resources are subject to evaluation uncertainties that could result in project failure.

•	Failure to achieve production estimates could have a material adverse impact on our cash flows, profitability, results of operations and financial condition.

•	Capital and operating cost estimates made in respect of our mines and development projects may be significantly lower than actual capital and operating costs.

•	There are inherent uncertainties in valuing mining interests, including estimating Mineral Reserves and Mineral Resources. Differences between our assumptions and market conditions during the operational phase of our assets may result in the impairment of the book value of our mining interests, which could have a material adverse impact on our results of operations and financial condition.

•	Mining is inherently dangerous and subject to conditions or events beyond our control, which could have a material adverse effect on our business.

•	We derive all of our revenue from operating assets located in Zambia. Unpredictable government or third-party intervention in our operations in Zambia has had, and could in the future have, a material adverse effect on our business, results of operations and financial condition.

•	All our revenue is derived from operations in Zambia which has underdeveloped physical, financial, political, medical and institutional infrastructure.

•	Our ownership of Konkola Plc is held jointly with ZCCM, an entity controlled by the GRZ, who also holds a special share in Konkola Plc, and whose interests may conflict with ours.

•	Our business may be exposed to risks associated with a concentrated customer base.

•	Potential developments in the United States, regulatory uncertainty, tariff threats and trade tensions may affect our business, results of operations and financial condition.

•	The incorporation of AI into our operations is new and untested and may not yield the anticipated benefits.

•	Our holding company structure makes us dependent on the operations of our subsidiaries.

•	Fluctuations in the price of metals, in particular, copper, and energy sector commodities could have a material adverse impact on our business, results of operations and financial condition.

•	We are subject to taxation risk.

•	We may be adversely affected by the availability and cost of key inputs.

•	We are subject to health, safety and environmental laws and regulations, and concessions, authorizations, licenses and permits are subject to expiration, suspension, limitation on renewal and various other risks and uncertainties.

•	We may not be able to replenish our Mineral Reserves.

•	Our business is exposed to the cyclicality of global economic activity and we may not be able to adjust production volume or costs in response to fluctuations in prices and demand for the metals we produce.

•	The volume of materials that we recover may be materially lower than our Mineral Reserve and Mineral Resource estimates, including due to an actual mine life that is materially shorter than our estimated mine life and various other factors. More stringent regulations, market price fluctuations and changes in operating and capital costs may render certain Mineral Reserves and Mineral Resources uneconomical to mine.

•	Our operations may be negatively affected by global financial conditions.

•	We may not be able to secure financing on favorable terms, or at all, to meet our future capital needs.

•	Mining operations, development projects and exploration activities are subject to extensive regulations, including environmental, health and safety and other regulations, as well as the need to manage relationships with local communities.

Summary of Risks Relating to our Common Stock and the Offering

•	We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

•	The market price of our common stock may be volatile, and your investment could suffer or decline in value.

•	Following the completion of this offering, Vedanta will control a majority of the voting power of our common stock, which will prevent you and other stockholders from influencing significant decisions.

•	If securities analysts do not publish research or reports about our business or if they downgrade our common stock or securities issued by other companies in our sector, the price and trading volume of our common stock could decline.

•	The economic value of your investment may be diluted.

•	Holders of our common stock may not receive any dividends.

•	We will be a “controlled company” within the meaning of the NYSE corporate governance rules. As a result, we will qualify for exemptions from certain U.S. corporate governance requirements and such exemptions could have an adverse effect on our public stockholders.

•	We qualify as an emerging growth company, and any decision on our part to comply with reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

•	There is currently substantial doubt about Konkola Plc’s ability to continue as a going concern.

THE OFFERING

Issuer	CopperTech Metals Inc.

Common Stock Offered by Us	shares

Option to Purchase Additional Shares of Common Stock	The underwriters have an option to purchase up to an aggregate of additional shares of common stock from us at the initial public offering price, less the underwriting discounts and commissions. The underwriters can exercise this option at any time within 30 days from the date of this prospectus. See “Underwriting.”

Shares of Common Stock to Be Outstanding Immediately After This Offering	shares (or shares if the underwriters exercise their option to purchase additional shares in full).

Voting	Each share of our common stock entitles its holders to one vote. See “Description of Capital Stock.”

Use of Proceeds

We estimate, based upon an assumed initial public offering price of $              per share (which is the midpoint of the price range set forth on the cover page of this prospectus), that we will receive net proceeds from this offering of approximately $              (or $              if the underwriters exercise their option to purchase additional shares of common stock in full), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We currently intend to contribute the net proceeds of this offering to Konkola Plc with the objectives of further developing Konkola Plc’s operations as follows, in the following priority:

•	$ million for the capital development and infrastructure requirements of the underground mine at the Konkola Complex;

•	$ million for the TLP upgrades, smelter upgrades and extension of the mining operations at the Nchanga Complex; and

●	for working capital and general corporate purposes.

See the section entitled “Use of Proceeds.”

Dividend Policy	We have never declared nor paid a dividend on our capital stock. We currently do not anticipate paying any cash dividends on our common stock after this offering or for the foreseeable future. We intend to retain any earnings for use in our business. Any declaration and payment of future dividends or other distributions to holders of our common stock will be at the discretion of our board of directors in accordance with applicable law and will depend on many factors, including our financial condition, earnings, capital requirements, level of indebtedness, statutory and contractual restrictions applying to the payment of dividends or other distributions and other considerations that our board of directors deems relevant. See the section entitled “Dividend Policy.”

Our ability to pay dividends on our common stock will depend on our receipt of cash distributions and dividends from our direct and indirect operating subsidiaries. Pursuant to the KCM Shareholders Agreement, distributions from Konkola Plc are subject to the Konkola Waterfall prioritizing interest and partial principal on shareholder loans and other specified liabilities, which may limit or delay our ability to receive dividends or other distributions from Konkola Plc. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources”.

Controlled Company

Upon completion of this offering, Vedanta will continue to beneficially own more than 50% of the voting power of our outstanding common stock. As a result, we intend to avail ourselves of the “controlled company” exemptions under the rules of NYSE, including exemptions from certain of the corporate governance listing requirements. See “Management—Controlled Company Exemption” and “Certain Relationships and Related Party Transactions.”

NYSE Listing	We intend to apply to list our common stock on the NYSE under the symbol “CUX”. There can be no assurance that the NYSE will approve our listing application. The closing of this offering is contingent upon the successful listing of our common stock on the NYSE.

Risk Factors	See the section entitled “Risk Factors” beginning on page 23 for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Unless otherwise indicated or the context otherwise requires, the number of shares of common stock outstanding and other information in this prospectus:

•	gives effect to the Transactions, including the consummation of this offering and proposed use of proceeds therefrom;

•	assumes an initial public offering price of $ per share of common stock, which is the midpoint of the pricing range set forth on the cover page of this prospectus;

•	assumes no exercise of the underwriters’ option to purchase up to additional shares of common stock from us in this offering; and

•	assumes the filing and effectiveness of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws, each of which will occur immediately prior to the closing of this offering.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

The following table presents summary historical consolidated financial data of Konkola Plc and its subsidiaries as of the dates or the periods indicated. The summary consolidated statements of operations data and statements of cash flows data for the years ended March 31, 2025 and 2024 and the consolidated balance sheet data as of March 31, 2025 and 2024 are derived from the audited consolidated financial statements of Konkola Plc and related notes included elsewhere in this prospectus. Konkola Plc’s audited consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”).

Historically, our business has been operated through Konkola Plc, together with its subsidiaries. CopperTech was formed for the purpose of this offering and has engaged to date only in activities in contemplation of this offering. Upon the completion of the Transactions, CopperTech will hold a 79.42% interest in Konkola Plc, and the financial results of Konkola Plc will be consolidated in our financial statements. For more information regarding the Transactions, see “—Summary of the Transactions”. The historical consolidated financial data of Konkola Plc and its subsidiaries reflect the results of operations and the financial position of Konkola Plc as a whole, including the interests attributable to the non-controlling interest.

The unaudited pro forma condensed consolidated combined statement of operations for the year ended March 31, 2025 and for the nine months ended December 31, 2025 give effect to the Resumption of Control, the Transactions and this offering, as if each of the Scheme of Arrangement and the Transactions had occurred on April 1, 2024. The unaudited pro forma condensed consolidated balance sheet as of December 31, 2025 gives effect to the Transactions and this offering, as if they had occurred on December 31, 2025. See the section entitled “Unaudited Pro Forma Consolidated Financial Data” for the aforementioned unaudited pro forma consolidated financial data.

The summary of Konkola Plc’s consolidated financial data and the pro forma financial data set forth herein should be read together with the consolidated financial statements and the related notes appearing elsewhere in this prospectus, as well as the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

We have made rounding adjustments to some of the figures included in this prospectus. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them.

Consolidated Statement of Operations Information of Konkola Plc

	Years Ended March 31,
	2025	2024
(in thousands, except for share and per share amounts)
Net sales	$406,308	$438,161
Cost of sales	631,100	808,311
Gross loss	$(224,792)	$(370,150)

Selling, general and administrative expenses	91,390	189,270
Other operating income (loss), net	1,316,687	266,090
Operating income	$1,000,505	$(293,330)
Interest expenses, net	106,435	202,599
Income before income taxes	$894,070	$(495,929)
Income tax benefit	116,722	53,248
Net income / (loss)	$1,010,792	$(442,681)
Earnings per common share:
Basic earnings per share	$0.92	$(0.40)
Diluted earnings per share	$0.92	$(0.40)
Weighted average number of common shares — basic and diluted	1,098,677,473	1,098,677,473

Consolidated Balance Sheet Information of Konkola Plc

(in thousands)	2025	2024
Financial Position
Total current assets	$361,732	$362,319
Total assets	2,014,198	1,842,216
Total current liabilities	263,328	103,383
Total liabilities	1,767,604	4,195,716
Total stockholder’s equity	246,594	(2,353,500)

	Years Ended March 31,
(in thousands)	2025	2024
Cash Flow Summary
Net cash used in operating activities	$(265,903)	$(2,180)
Net cash used in investing activities	(13,206)	(28,274)
Net cash provided by financing activities	336,967	35,000

	Years Ended March 31,
	2025	2024
Production Metrics
Payable copper produced (lb, in thousands)	106,349	119,268
Payable copper sold (lb, in thousands)	102,081	126,382

Non-GAAP Measures of Konkola Plc

	Years Ended March 31,
(in thousands)	2025	2024
Non-GAAP Measures
Adjusted EBITDA (in thousands)(1)	$(202,790)	$(455,859)
Cash cost (C1) $/ lb Cu(2)	5.67	7.42
All-in sustaining cost (AISC) $/ lb Cu(2)	6.93	9.48
Realized copper price (RCP) $/ lb Cu(2)	3.84	3.33

(1)	We calculate Adjusted EBITDA as net (loss)/income before interest expense, income tax expense (benefit), depreciation, as adjusted to exclude foreign exchange gain (loss) and other non-recurring items such as reorganization items. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Measures” for a reconciliation to Net (Loss) / Income.

(2)	We calculate C1 of copper as cost of sales adjusted to include selling, general and administrative expenses and excludes royalties and depreciation as they are not direct production costs or cash costs. C1 is a non-GAAP measure based on production volumes. We believe there is no directly comparable measure under GAAP but have included a reconciliation to Cost of Sales, a GAAP measure. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Measures.”

(3)	We calculate AISC as cost of sales adjusted to include selling, general and administrative expenses, interest expenses and sustaining capital expenditures and excludes depreciation. AISC is a non-GAAP measure based on production and sales volumes. We believe there is no directly comparable measure under GAAP but have included a reconciliation to Cost of Sales, a GAAP measure. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Measures.”

(4)	We calculate RCP from sales, net of distribution costs. RCP is a non-GAAP measure based on sales volumes. We believe there is no directly comparable measure under GAAP but have included a reconciliation to Net Sales, a GAAP measure. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Measures.”

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should consider carefully the following risks, together with the financial and other information contained in this prospectus, before you decide to purchase our common stock. If any of the following risks or uncertainties actually occurs, our business, results of operations and financial condition could be materially and adversely affected. In that case, the market price of our common stock could decline and you may lose all or a part of your investment. The risks discussed below are not exhaustive; additional risks or uncertainties not currently known to us, or that we currently deem immaterial, may also have a material adverse effect on our business, results of operations and financial condition. We cannot assure you that any of the events discussed below will not occur.

Risks Related to our Business

Estimates of Mineral Reserves and Mineral Resources are subject to evaluation uncertainties that could result in project failure.

Our mining operations are faced with risks associated with being able to accurately predict the quantity and quality of Mineral Resources or Mineral Reserves within the earth using statistical sampling techniques. Estimates of Mineral Resources or Mineral Reserves on our properties are made using samples obtained from appropriately placed trenches, test pits and underground workings and intelligently designed drilling. Data quality and age can negatively impact the accuracy of our estimates. For example, there is an inherent variability of assays between check and duplicate samples taken adjacent to each other and between sampling points that cannot be reasonably eliminated. Additionally, there also may be unknown geological details that have not been identified or correctly appreciated at the current level of accumulated knowledge about our properties. This could result in uncertainties that cannot be reasonably eliminated from the process of estimating potential Mineral Resources/Reserves. If these estimates were to prove to be unreliable, or if we are unable to convert, or are delayed in converting, our Mineral Resources into Mineral Reserves due to legal, financial, permitting or other challenges, we could implement an exploitation plan that may not lead to commercially viable operations in the future, which would materially adversely impact our results of operations and financial condition.

Failure to achieve production estimates could have a material adverse impact on our cash flows, profitability, results of operations and financial condition.

We have prepared estimates of our future copper and cobalt production. We cannot give any assurance that such estimates (or the underlying assumptions) will prove to be accurate or if the estimates will be achieved. Failure to achieve production estimates or product quality could have a material adverse impact on our future cash flows, profitability, results of operations and financial condition. Additionally, most of our estimated Mineral Resources are Inferred Mineral Resources, which do not currently, and may not ever, have economic viability. If our Inferred Mineral Resources are not converted to Mineral Reserves, the life of our mines would be decreased substantially which would materially impact our financial condition and results of operations. The realization of production estimates are dependent on, among other things, the accuracy of Mineral Reserve and Mineral Resource estimates, the accuracy of assumptions regarding ore grades and recovery rates, ground conditions (including hydrology), the physical characteristics of ores (including the prevalence of different ore types), the presence or absence of particular metallurgical characteristics, and the accuracy of the estimated rates and costs of mining, ore haulage and processing. Konkola Plc intends to invest $1.5 billion into its mining operations at the KCM Complex to drive an increase in the production of copper (including Integrated and from third-party sources) to up to approximately 250 Ktpa over the remaining operational mine life of Konkola Plc from Fiscal 2029. Despite our investment and significant time and management attention spent on increasing production capacity, we may not achieve our intended increase or any increase at all. Actual production may vary from estimates for a variety of reasons, including the actual ore mined varying from estimates of grade or tonnage; dilution and metallurgical and other characteristics (whether based on representative samples of ore or not); short-term operating factors such as the need for sequential development of ore bodies, the processing of new or adjacent ore stopes from those planned and the absence of dewatering to facilitate secondary development; mine failures or slope failures; industrial accidents; natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes; encountering unusual or unexpected geological conditions; changes in power costs and potential power shortages; shortages of principal supplies needed for mining operations, including explosives, fuels, chemical reagents, water, equipment parts and lubricants; plant and equipment failure; the inability to process certain types of ores; skilled labor shortages or strikes; community opposition; and restrictions or regulations imposed by government agencies or other changes in the regulatory environment. Such occurrences could also result in damage to mineral properties or mines, interruptions in production, injury or death to persons, damage to our property or others’ monetary losses and legal liabilities in addition to adversely affecting mineral production. These factors may cause our operations to become unprofitable, forcing us to cease production.

Mineral Resources and Mineral Reserves are reported as general indicators of mine life, however, this should not be interpreted as assurances of mine life or of the profitability of current or future operations. See “—We have completed conceptual studies to assess the economic potential of our Mineral Resources. Conceptual studies are not feasibility studies and are lower in confidence as compared to feasibility studies. The results of our conceptual studies may not accurately reflect actual capital requirements, operating costs or revenues from any potential future production” and “—Our goal to increase copper production from our mining assets is dependent on a number of factors, including substantial investment to establish necessary mining and processing systems.”

Capital and operating cost estimates made in respect of our mines and development projects may be significantly lower than actual capital and operating costs.

Capital and operating cost estimates are based on the interpretation of geological and hydrological data, feasibility studies, anticipated climatic conditions, market conditions for required products and services, and other factors and assumptions regarding foreign exchange currency rates. The accuracy of our capital and operating cost estimates could be affected by unanticipated changes in the grade and tonnage of ore to be mined and processed, inaccurate data on which engineering assumptions are made, delays in construction schedules, unanticipated transportation costs, the accuracy of major equipment and construction cost estimates, the accuracy of operating costs, any labor negotiations, changes in government regulation (including regulations regarding prices, cost of consumables, royalties, duties, taxes, permitting, operating conditions and restrictions on production quotas on exportation of minerals), raw material costs and title claims.

There are inherent uncertainties in valuing mining interests, including estimating Mineral Reserves and Mineral Resources. Differences between our assumptions and market conditions during the operational phase of our assets may result in the impairment of the book value of our mining interests, which could have a material adverse impact on our results of operations and financial condition.

Mining and mineral interests are our most significant assets and represent capital expenditures related to the acquisition of mineral rights, development of mining properties and related plant and equipment. The investments associated with mining properties include rights over producing properties as well as properties under development and properties at prospecting stage.

We review and evaluate our mining interests for impairment at least annually or when events or changes in circumstances indicate that relevant book values may not be recoverable. Future cash flows are estimated based on expected future production, commodity prices, exchange rates, operating costs and capital costs. There are numerous uncertainties inherent in estimating Mineral Reserves and Mineral Resources. Differences between management’s assumptions and market conditions during the operational phase of our assets may have a material effect on our results of operations and financial condition.

Mining is inherently dangerous and subject to conditions or events beyond our control, which could have a material adverse effect on our business.

Our business operations are subject to risks and hazards inherent in the mining industry that may result in damage to our property and reputation, interruptions to our operations and possible legal liability. These risks and hazards include but are not limited to:

•	environmental hazards;

•	disposal of wastes and products occurring as a result of mineral exploration and production;

•	physical climate change-related hazards;

•	discharge of pollutants, noise or hazardous chemicals;

•	industrial accidents, including those that result in fatalities;

•	failure of processing and mechanical equipment and other performance problems;

•	operating equipment outside of its designed limitations;

•	labor force disputes or disruptions;

•	security, environmental, or safety incidents, including as the result of the activities of illegal miners, trespassers, squatters and other forms of encroachment;

•	site / province / country access disruptions;

•	seismic events;

•	the unavailability of materials and equipment;

•	unanticipated transportation costs or disruption;

•	unanticipated variations in grade and other geological problems, water conditions, surface or underground conditions;

•	unanticipated changes in metallurgical and other processing problems;

•	mechanical failure or breakdowns and aging infrastructure;

•	failure of unproven or evolving technologies;

•	encountering unanticipated ground or water conditions and unexpected or unusual rock formations;

•	cave-ins, land slips, land slides, sinkholes, subsidence, pit wall failures, dam breaches, flooding, rock bursts, explosions and fire;

•	failure of mining pit slopes, leach facilities, water or solution dams, waste stockpiles and tailings facility walls;

•	safety-related stoppages;

•	periodic interruptions due to inclement or hazardous weather conditions;

•	force majeure factors, epidemics, pandemics, acts of God or unfavorable operating conditions; and

•	other conditions involved in the drilling, blasting, mining and processing of material, any of which could result in damage to, or destruction of, mines and other producing facilities or equipment, damage to life or property, environmental damage and possible legal liability.

Mining operations inherently involve significant operational risks that can endanger the safety and well-being of personnel working both inside and around the mines and plants. Employees are routinely exposed to hazardous conditions, including the risk of industrial accidents, equipment failures, rock falls, cave-ins, flooding, and exposure to hazardous substances. The unpredictable nature of underground environments, combined with the use of heavy machinery and explosives, increases the likelihood of serious injuries or fatalities. Despite our implementation of safety protocols and ongoing training, in recent years we have experienced fatal onsite accidents involving transport, falls, rock falls, and blasting, some of which have been, and are being, investigated by the Mine Safety Department, and may result in liabilities or enforcement actions. We may in the future continue to experience unforeseen incidents, which may lead to interruptions in operations, fines, liability, public scrutiny, and damage to our reputation.

Managing the volume of waste rock and tailings produced in our mining operations presents significant environmental, safety and engineering challenges and risks. We maintain large tailings storage facilities, which are effectively large dams that must be engineered, constructed and monitored to assure structural stability and avoid leakages or structural collapse. The failure of tailings dams  or other impoundments can cause severe property damage, environmental damage and loss of life, any of which may result in litigation, remediation obligations or other adverse impacts on our operations. The importance of careful design, management and monitoring of large impoundments was emphasized in recent years by large-scale tailings dam failures at unaffiliated mines, which caused extensive property and environmental damage and resulted in the loss of life.

The Konkola Complex is internationally recognized as one of the wettest underground mines, with groundwater inflows averaging approximately 350,000 cubic meters per day. Safe and reliable access to the orebody is critically dependent on the continuous operation of a complex, multi-stage dewatering system, comprising underground pump stations and high-capacity surface discharge infrastructure. The scale and cost of dewatering present ongoing operational and financial risks, particularly in the event of equipment failure, power supply disruptions or lapses in maintenance. Furthermore, limitations in dewatering capacity may constrain access to deeper ore zones and impact the achievable mining rate. Dewatering at the Nchanga Complex underground mine and the Nampundwe mine are also subject to dewatering/flooding risks albeit to a lesser extent than Konkola.

With the Konkola Complex underground mine dewatering pumping rates peaking at approximately 360,000 cubic meters per day, and the Nchanga Complex underground mine peaking at around 75,000 cubic meters per day, the availability of power is essential to our dewatering processes and therefore to our overall operations. As we expand our operations at Konkola, we expect that the amount of dewatering needed will increase significantly, with certain scenarios currently predicting a need for peak pumping rates of approximately one million cubic meters per day, which will increase our need for power.

Any of the aforementioned risks or hazards could materially and adversely affect, among other things, the development of properties, production quantities and rates, costs and expenditures and production commencement dates. Such risks could also result in damage to, or destruction of, mineral properties or processing facilities, environmental damage, interruptions to our operations, monetary losses and possible legal liability.

Our processing facilities are dependent on continuous mine feed to remain in operation. If our mines do not maintain material stockpiles of ore or materials in process, any significant disruption in mine feed or processing throughput, whether due to equipment failures, adverse weather conditions, supply interruptions, export or import restrictions, labor force disruptions or other causes, may have an immediate material adverse effect on our results of operations. A significant reduction in mine feed or processing throughput at a particular mine could cause the unit cost of production to increase to a point where we could determine that some or all of our Mineral Reserves are or could be uneconomic to exploit.

We periodically review mining schedules, production levels and asset lives in our life-of-mine planning for all of our operating and development properties. Significant changes in the life-of-mine plans can occur as a result of mining experience, new ore discoveries, changes in mining methods and rates, process changes, investment in new equipment and technology, previous metals price assumptions and other factors. Based on this analysis, we review our accounting estimates and, in the event of impairment, may be required to write down the carrying value of one or more mines. This complex process continues for the life of every mine.

As a result of the foregoing risks and, in particular, where a project is in a development stage, expenditures on any and all projects, actual production quantities and rates and cash costs may be materially and adversely affected and may differ materially from anticipated expenditures, production quantities and rates and costs. In addition, estimated production dates may be delayed materially, especially to the extent development projects are involved. Any such events can materially and adversely affect our cash flows, business, results of operations and financial condition.

We derive all of our revenue from operating assets located in Zambia. Unpredictable government or third-party intervention in our operations in Zambia has had, and could in the future have, a material adverse effect on our business, results of operations and financial condition.

In Fiscal 2025, we derived all of our revenue from operations located in Zambia. Our operations in Zambia, whose government has a history of making significant and unpredictable changes in policies and laws, are vulnerable to disruption due to such government changes and hazards generally associated with the mining industry and open pit mining.

Further, our ownership interest in Konkola Plc is subject to third-party risk arising from ZCCM, the minority shareholder of Konkola Plc, of which the GRZ is a shareholder. See “—Our ownership of Konkola Plc is held jointly with ZCCM, an entity controlled by the Government of the Republic of Zambia (“GRZ”), who also holds a special share in Konkola Plc, and whose interests may conflict with ours.” Government or third-party intervention in our operations have in the past, and could in the future, result in a suspension of Konkola Plc’s operations or a reduction in production and have a material adverse effect on our business, results of operations and financial condition.

For example, in 2019, Konkola Plc and ZCCM were involved in a shareholder dispute arising out of ZCCM’s allegations that Konkola Plc was being managed in a manner detrimental to ZCCM’s interests as a minority shareholder, was failing to meet obligations to suppliers and contractors, experiencing negative cash flow, had incurred substantial operational losses and had failed to develop certain mining areas as required under its mining licenses. ZCCM filed a petition in the High Court of Zambia seeking to wind up Konkola Plc, pursuant to which the High Court of Zambia granted an ex parte order placing Konkola Plc under provisional liquidation on May 21, 2019. The Provisional Liquidator was subsequently appointed and assumed immediate operational control, displacing Vedanta from the management of Konkola Plc. During the period in which Konkola Plc was under the control of the Provisional Liquidator, total copper production of Konkola Plc was reduced from previous levels and infrastructure at the KCM Complex was degraded. Between 2019 and 2022, Vedanta launched a series of challenges to ZCCM’s bypassing of the mandatory arbitration provisions in the then-existing shareholders’ agreement, and proceeding directly to provisional liquidation and in March 2022, the Supreme Court of Zambia ruled that the provisional liquidation was not lawfully instituted and that Vedanta’s legal ownership and control rights over Konkola Plc remained intact throughout the dispute. In 2022, following a review of the Konkola Plc matter, the GRZ determined that control should be returned to Vedanta as the legal majority owner of Konkola Plc and in November 2023, Vedanta and ZCCM entered into the Scheme of Arrangement and the KCM Shareholders Agreement. The Scheme of Arrangement with respect to legacy creditor claims was sanctioned by the High Court of Zambia on June 28, 2024, and became effective on July 31, 2024, the Scheme Effective Date. Upon the Scheme Effective Date, the Provisional Liquidator was removed and VRHL’s control and ownership of Konkola Plc was reinstated. There can be no assurance that such government or third party intervention will not occur again and any such intervention in our operations could have a material adverse effect on our business, results of operations and financial condition.

All our revenue is derived from operations in Zambia which has underdeveloped physical, financial, political, medical, and institutional infrastructure.

All of our mining operations are currently conducted in Zambia and all of our revenue is generated in Zambia. While Zambia is generally regarded as politically stable, it experiences election-related political tensions, significant and unpredictable changes in government policies and laws, illegal mining activities, lack of law enforcement and labor unrest. As Zambia lacks physical and institutional infrastructure, our operations are subject to various increased economic, political and other risks, election or politically-related tensions, unrest, nationalization, expropriation, changing fiscal regimes and uncertain regulatory environments, changing tax and royalty regimes and challenges to or reviews of our legal and contractual rights. In the event of any challenges to or reviews of our legal and contractual rights, there are risks associated with litigation and we may not be able to enforce these contracts, maintain mining titles or actually claim any awards or damages obtained through international arbitration. For instance, in 2019, ZCCM filed a petition for the winding up of Konkola Plc resulting in the provisional liquidation of Konkola Plc, which was subsequently withdrawn in 2024.

HIV, malaria, and other diseases are serious threats to maintaining a skilled workforce. The per capita incidence of the HIV virus in Zambia is among the highest in the world. As such, HIV remains a major healthcare challenge faced by our Zambian operations. There can be no assurance that we will not lose members of our workforce or lose workforce man-hours to illnesses, which may have a material adverse effect on our operations.

Our ownership of Konkola Plc is held jointly with ZCCM, an entity controlled by the GRZ, who also holds a special share in Konkola Plc, and whose interests may conflict with ours.

We hold 79.42% of the aggregate issued share capital of Konkola Plc, which owns the KCM Complex, with the remaining 20.58% held by ZCCM, which is controlled by the GRZ. The GRZ also holds a special share in Konkola Plc, granting it significant consent rights over key corporate actions, including winding up, major asset disposals, changes to the nature of the business and changes in place of incorporation. These rights, embedded in both the KCM Shareholders Agreement and the Articles of Association of Konkola Plc (the “Konkola Plc Articles of Association”), may restrict our ability to implement significant transactions or strategic changes without GRZ approval.

Transfers of our shares in Konkola Plc, including any change of control (direct or indirect), are subject to preemptive rights in favor of ZCCM and other shareholders, and may require GRZ consent. Any transferee must agree to be bound by the KCM Shareholders Agreement, and ZCCM may have the right to acquire our shares in certain circumstances, including a change of control event.

In addition, Konkola Plc is subject to extensive reserved matters requiring approval from both ZCCM and us (or any future majority shareholder), including major acquisitions, disposals, borrowings, amendments to governance documents and related party transactions. Pursuant to the KCM Shareholders Agreement, distributions from Konkola Plc are subject to the Konkola Waterfall prioritizing interest and partial principal on shareholder loans and other specified liabilities, which may limit or delay our ability to receive dividends or other distributions from Konkola Plc. See “—Our holding company structure makes us dependent on the operations of our subsidiaries” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources”.

There can be no assurance that the interests of the GRZ or ZCCM will not conflict with ours. The governance and consent rights held by ZCCM and the GRZ may restrict our ability to manage our investment, pursue strategic transactions or access cash flows from Konkola Plc, which could adversely affect our business, financial condition and results of operations.

Our business may be exposed to risks associated with a concentrated customer base.

In Fiscal 2025, our top customer accounted for over 37% of our revenues and in Fiscal 2024, our top customer accounted for over 59% of our revenues. There are inherent risks whenever a large percentage of total revenues are concentrated with a limited number of customers. Changes to or reductions in the buying patterns of these larger customers may expose our business and results of operations to greater volatility. The mix and type of customers, and sales to any single customer, may vary significantly from year to year and have a significant impact on our financial condition, results of operations and cash flows. If our top customer were to substantially reduce, delay or cancel their offtake agreement, we may not be able to replace the business, which may have a significant adverse impact on our results of operations and financial condition. The concentration of our customer base also increases our risks related to the financial condition of our customers, and the deterioration in financial condition of customers or the failure of customers to perform their obligations could have a material adverse effect on our results of operations and cash flows.

Potential developments in the United States, regulatory uncertainty, tariff threats and trade tensions may affect our business, results of operations and financial condition.

Our business operations may be adversely affected by changes in regulatory policies. Imposing new tariffs on imports could significantly affect our cost structures and pricing strategies. The uncertainty surrounding potential tariff policies may complicate our supply chain and distribution planning while increasing costs for raw materials and goods. These events, should they materialize, may impact our profitability and competitive positioning in the market.

Additionally, changes in international trade policies and relationships may affect global commodity prices and market conditions and could have a material adverse impact on our business and results of operations. The adoption and expansion of trade restrictions; trade tensions; or other changes in governmental policies related to taxes, tariffs, trade agreements or any policies, are difficult to predict and could adversely affect the demand for our products, our costs, our customers, our suppliers and the U.S. economy and, consequently, could have a material adverse effect on our cash flows, competitive position, results of operations and financial condition. In April 2025, the United States announced reciprocal tariffs on imports from several countries. While such tariffs became effective on August 1, 2025, a federal appeals court subsequently ruled that most of the reciprocal tariffs exceeded presidential authority under the International Emergency Economic Powers Act, and such tariffs are subject to further judicial review. The tariffs remain in effect pending appeal. In July 2025, the United States announced a 50% tariff on imports of semi-finished copper products and copper-intensive derivative products, effective August 1, 2025, with refined copper subsequently being excluded from the scope of such tariffs. These announcements have contributed to significant fluctuations in the price of copper during 2025. On September 5, 2025, the United States issued an executive order providing for exemptions from tariffs for certain products originating from countries with which the United States has entered into aligned trade and security arrangements. Negotiations with respect to tariffs are ongoing and policies regarding tariffs may continue to change. We and others in the mining sector may also be impacted by geopolitical tensions related to the United States’ approach to strategic minerals, including the perception of how projects associated with particular geographies and value chains may contribute or hinder relevant national security or other interests. This may result in additional regulatory, policy or other impacts, including in indirect manners that can be difficult to monitor and mitigate.

Although we seek to minimize the effect of regulatory uncertainty, tariff threats and trade tensions on our operations, it may ultimately have a material adverse impact on our business, results of operations and financial condition.

The incorporation of AI into our operations is new and untested and may not yield the anticipated benefits.

We plan to incorporate machine learning and AI into our operations. AI methods are complex and rapidly evolving, and the introduction of AI into new or existing processes may lead to adverse business decisions or operating errors. Information and operational technology systems continue to evolve, and in order to remain competitive, we must implement new technologies in a timely, cost-effective and efficient manner. Our ability to implement new technologies, including AI, may affect our competitiveness and our results of operations.

We anticipate incorporating AI into our operations. At present, we are not using any AI technologies in our operations. As such, delays in the rollout of, deficiencies in the efficacy of or unanticipated costs of the technological developments may affect the accuracy of our capital and operating cost estimates and production estimates. Developing digitized, AI-powered mining operations involves relatively, new, untested and evolving technology. The development and implementation of such technology may involve significant time and expense and the viability of the use of such technology in mining operations is uncertain. The likelihood of our ability to achieve lower operating costs and higher productivity from such technology must be considered in light of the expenses, difficulties, complications and delays we may encounter in connection with building digitized, AI-powered mining operations. There is a possibility that substantial effort, resources and management attention could be expended on our AI initiative with little to no productive results, resulting in inefficiency and wasted effort.

Our holding company structure makes us dependent on the operations of our subsidiaries.

CopperTech has no business operations of its own. The only material asset of CopperTech is all of the outstanding capital stock of our subsidiaries. As such, we are dependent on the earnings and cash flow of, and dividends and distributions from, our operating subsidiaries to pay our expenses incidental to being a public holding company and to pay any cash dividend or distribution on our shares of common stock, in each case that may be authorized by our board of directors.

Pursuant to the KCM Shareholders Agreement and the Konkola Plc Articles of Association, Konkola Plc must allocate available cash first to priority payments, including obligations to ZESCO, interest and partial principal on shareholder loans and other specified liabilities before any distributions are made to stockholders. Distributions to CopperTech are only permitted after all such obligations are satisfied and remain subject to the discretion of our board of directors, stockholder approvals and statutory solvency requirements.

As such, although we are not currently subject to external legal or contractual restrictions which prevent us from being able to declare and pay dividends in accordance with our Dividend Policy, we may be adversely affected if the Zambian government imposes legal restrictions or taxes on dividend distributions by our subsidiaries, and exchange rate fluctuations will affect the U.S. dollar value of any distributions our subsidiaries make with respect to our equity interests in those subsidiaries.

Fluctuations in the price of metals, in particular, copper, and energy sector commodities could have a material adverse impact on our business, results of operations and financial condition.

The profitability of our current operations is directly related and sensitive to the market prices of copper, and will in the future be sensitive to the market prices of cobalt, as well as other metals and energy sector commodities. The prices of these commodities are subject to fluctuation, sometimes widely, and are affected by numerous factors beyond our control, including global supply and demand, expectations with respect to the inflation rate, the exchange rates of the U.S. dollar to other currencies, interest rates, forward selling by producers, central bank sales and purchases, disruptions to the processing and marketing chain, global logistical disruptions, production disruptions and cost fluctuations in major producing regions, political and geopolitical uncertainty and conflicts, global trade disputes, financial conditions and economic, social and environmental factors. Since 2022, the ongoing war in Ukraine and the imposition of sanctions on Russia, a significant producer of copper, has impacted commodity prices, especially in the short term. Furthermore, Russia is a global supplier of oil and gas as well as key inputs such as ammonium nitrate, which is used in explosives by the mining industry. Sanctions imposed on Russian suppliers have resulted in increased operating costs in these areas.

Such prices have been subject to substantial variation, including on occasion rapid short-term changes due to speculative activities, national economic or security decisions or world events. Variation in copper or other metal prices has had and may have a material impact on our cash flows, business, financial condition and results of operations. For example, in 2025, environmental policy, geopolitical challenges and tariffs were significant factors in fluctuations in the price of copper.

Future production from our mining properties is dependent upon the prices of copper, cobalt and other metals being adequate to make such properties economically viable. A decline in the prices of copper, cobalt and other minerals or an increase in energy sector prices may significantly and adversely affect our business or cause our operations to become unprofitable, which may affect our exploration, development and mining activities or cause us to cease production.

We are subject to taxation risk.

In Zambia, where we conduct the majority of our operations, taxation laws are complex and subject to changes and revisions. In recent years, the GRZ has enacted a number of changes to the tax regime relating to mining companies. For example, the Property Transfer Tax (Amendment) Act No. 27 of 2024, which came into effect on January 1, 2025, imposes property transfer tax on transfers of mining and exploration licenses at 10% of realized value for mining licenses and mineral processing licenses, and 8% of realized value for the transfer of shares and exploration licenses. In August 2025, Zambia introduced a Minimum Alternative Tax under the Income Tax (Amendment) Act No. 10 of 2025, which levies a minimum 1% tax of any company’s annual turnover, including companies with substantial revenue but low or no taxable profits. In 2023, the calculation of mineral royalty tax was revised under the mineral royalty tax regime, changing the calculation of mineral royalty tax to an incremental basis, with mineral royalty tax bands of 4% to 10%, dependent on copper prices. These developments, and future developments, could significantly increase our tax liabilities, and therefore have a material adverse effect on our results of operations and financial condition.

Change may be made by the Zambian government to the existing taxation framework at any time. We have no control over these changes, and these changes may have a material adverse effect on our business, results of operations and financial condition. For example, in 2004, Konkola Plc entered into a development agreement with the GRZ, pursuant to which GRZ was contractually restricted from increasing corporate income tax rates, altering VAT provisions or introducing new taxes for 15 years (the “Development Agreement”). The Development Agreement was entered into in connection with the GRZ’s initiative to promote and safeguard large-scale investments in the mining sector, during which time the GRZ entered into several development agreements with mining companies and investors. However, in 2008 the GRZ subsequently proceeded to amend and revise applicable tax laws, effectively overriding the stabilization provided under the Development Agreement. Currently, there are no tax stabilization measures in place, and further, past events have indicated that the Zambian tax regime is subject to change at any time.

Additionally, as a Delaware corporation, we may be subject to U.S. federal income tax on income earned in Zambia under the U.S. “controlled foreign corporation,” or “CFC,” rules, as a result of our ownership interest in Konkola Plc. Under these rules, we will be required to recognize in income a pro rata share of Konkola Plc’s “Subpart F income” and “net CFC tested income,” even if Konkola Plc has made no distributions to us. Subpart F income generally includes dividends, interest, rents and royalties, gains from the sale of securities and income from certain transactions with related parties and is subject to tax at the 21% statutory rate before applying foreign tax credits. Net CFC tested income is, beginning January 1, 2026, generally all other income of a CFC. Under current law, we may deduct 40% of our pro rata share of Konkola Plc’s net CFC tested income for an effective tax rate of 12.6% before applying foreign tax credits.

There may be uncertainty regarding our ability to claim as a foreign tax credit taxes with respect to tax paid to Zambian tax authorities in respect of Konkola Plc. The rules regarding foreign tax credits and the deductibility of foreign taxes are complex and the application of these rules depends on our particular facts and circumstance in any given taxable year.

The rules dealing with U.S. federal, state and local income taxation are constantly under review through the legislative process and by the Internal Revenue Service, the U.S. Department of the Treasury, and state and local tax authorities. Changes in U.S. tax laws or their interpretations (which may have retroactive application) could materially increase the amount of taxes we owe, thereby negatively affecting our cash flows from operations. We are currently unable to predict whether any changes to U.S. tax laws will occur and, if so, the ultimate effect on our business, financial condition, results of operations and cash flows.

We are also subject to routine tax audits by various tax authorities. Tax audits may result in additional tax, interest payments and penalties which would negatively affect our financial condition and operating results.

Accordingly, changes in taxation law or reviews and assessments could result in higher taxes being payable by us which could adversely affect profitability and cash flows.

We may be adversely affected by the availability and cost of key inputs.

Our competitive position depends on our ability to control operating costs. The cost structure of our operations is based on the location, grade and nature of the ore body and the management skills at each site as well as the costs of key inputs such as electricity, fuel, sulfuric acid, concentrate, tires for mining equipment and other supplies. If any such supplies become unavailable or their cost increases significantly, the productivity and profitability of our mines would be impacted and operations at our mines could be bottlenecked, interrupted or halted, resulting in a significant adverse impact on our results of operations and financial condition. For example, our production is dependent on the availability of sulfuric acid, and the volume of sulfuric acid required is dependent on the input feed quality. Although we are capable of being our own primary source of sulfuric acid via the acid plant at our smelter operations, make up supplies are sometimes purchased from the local market as required. In the past we have occasionally been unable to procure a sufficient quantity of sulfuric acid due to limitations in availability in Zambia and increases in sulfur prices globally, and our operations may be similarly curtailed in the future.

Many of our costs are driven by supply and market demand. For example, the cost of local materials, such as explosives, fuel, chemicals/reagents and electricity, will vary based on demand. Wages can be affected by inflation, currency exchange rates, government policies, regulations and shortages of experienced human resources. The costs of fuel and other commodities are driven by global market supply and demand. Our main cost drivers include the cost of labor plus consumables such as electricity, fuel, chemicals/reagents and transportation. In recent years, the mining industry has been impacted by increased worldwide demand for critical resources such as input commodities, drilling equipment, tires and skilled labor, and these shortages may cause unanticipated cost increases and delays in delivery times, thereby impacting operating costs, capital expenditures and production schedules. The war in Ukraine and the sanctions imposed on Russia resulted in increased input costs, particularly for energy and ammonium nitrate, used in explosives by the mining industry, of which Russia was a significant global supplier. Similarly, the Israel-Iran conflict and potential closure of the Strait of Hormuz, as well as broader instability in the region could significantly increase global energy costs, particularly for oil and gas.

Concentrate availability, treatment charges and transportation costs are also a significant component of operating costs. The smelter’s operations are critically dependent on a consistent and sufficient supply of concentrate, blended to meet specific quality requirements. Any shortfall in availability could prevent the smelter from meeting its minimum feed thresholds necessary to sustain operation, which could in turn lead to a complete shutdown of the smelter, resulting in production losses and a negative impact on our results of operations. In the past, the DRC government, one of our main suppliers of concentrate, has suspended all exports on concentrates to put pressure on mining companies to support policy changes and may continue to do so in the future. Concentrate treatment and refining charges and fuel prices have been volatile in recent years. We are dependent on third parties for rail, truck and maritime services to transport our products, and contract disputes, demurrage charges, rail and port capacity issues, availability of vessels, weather and climate and other factors can have a material adverse impact on our ability to transport our products according to schedules and contractual commitments.

Our operations, by their nature, use large amounts of electricity and energy. Energy availability and prices can be affected by numerous factors beyond our control, including global and regional supply and demand, political and economic conditions, applicable regulatory regimes and policies (which may include sanctions and/or other constraints on trade), as well as adverse weather conditions (especially in Zambia which is reliant on hydro-electric generation). We have a 15-year power supply agreement with Zambia Electricity Supply Corporation Limited (“ZESCO”) that will expire in 2036 with variable pricing based on tariffs. Pursuant to this agreement, we may only source power from a supplier other than ZESCO to cover any shortfall in ZESCO’s supply. As such, we are reliant on ZESCO’s ability to provide uninterrupted and sufficient power. On February 29, 2024, Zambia’s President declared a National Emergency in response to a drought aggravated by El Niño–Southern Oscillation. As Zambia depends on hydro generation for most of its energy supply, the drought has had a significant impact on the country’s power availability. Zambia’s energy situation has remained challenging since the fourth quarter of 2024. ZESCO has maintained supply, but increased the price of electricity due to imported supply during the drought period. Previous loss of power has required Konkola Plc to obtain an alternative supply of power from other local energy companies, rely on diesel generators and import power from other sources through ZESCO. Total loss of power for extended periods of time could result in, among other impacts, mine flooding, loss of mine ventilation and loss of production. These increases in electricity and energy prices may have a material adverse impact on our liquidity, business, results of operations and financial condition.

We are subject to health, safety and environmental laws and regulations, and concessions, authorizations, licenses and permits are subject to expiration, suspension, limitation on renewal and various other risks and uncertainties.

We are subject to health, safety and environmental laws, regulations and permits. Failure to comply with these requirements may expose us to litigation, fines, penalties, injunctions or other sanctions, including the revocation of permits and suspension of operations.

We are required to obtain and maintain environmental licenses, permits and authorizations for our operations and projects and to carry out environmental and social impact assessments to obtain approval of our projects and permission to construct and continue operations. Any significant changes to existing operations are also subject to these requirements. Permits to operate may be temporarily suspended or revoked if there is evidence of serious violations of environmental laws and regulations or health and safety standards. The duration and success of our efforts to obtain and renew licenses or permits are contingent upon many variables not within our control, including the interpretation of applicable requirements implemented by the licensing and/or permitting authorities and, in some cases, input from outside stakeholders. Permit review and approval could also be delayed, adversely impacting project implementation, due to delays in review and development of permits from limited resources at the regulatory agencies. Furthermore, our licenses may be questioned, revoked, suspended or canceled arbitrarily by government authorities. The concessions we hold may be revoked without right to compensation if we are unable to meet the terms and conditions of the concessions.

We may not be able to obtain or renew licenses, including exploitation licenses, or permits that are necessary to our operations, or the cost to obtain or renew licenses or permits may exceed what we believe we can recover from the property. Furthermore, when we come to renew our licenses, we cannot be assured that the newly issued licenses will cover the same geographic area and we have in the past been subject to a reduction in licensed areas. Any unexpected delays or costs associated with the licensing or permitting process, or reductions in our licensed areas, could delay the development or impede the operation of a mine, which could adversely impact our operations and profitability.

We have been and may be held liable for damages, remediation costs or fines for certain material discharges into the environment, environmental damage caused by previous owners of properties used by us or for failure to comply with health, safety and environmental laws or regulations. There is also a risk that the cost of compliance with such laws and regulations may increase. Occurrence of any of these events could result in delay or cessation of the development of a project, increased costs of development or production and litigation or regulatory action, any of which could materially adversely affect our business, results of operations or financial condition.

In addition, mining is subject to potential risks and accidents that could result in serious injury or death to members of our human capital. The impact of such accidents and liabilities could affect the profitability of our operations, cause an interruption to operations, lead to a loss of licenses, affect our reputation and our ability to obtain further licenses, damage community relations and reduce our perceived appeal as an employer.

We may not be able to replenish our Mineral Reserves.

Given that mines have limited lives based on Proven and Probable Mineral Reserves, we must continually replace and expand our Mineral Resources and Mineral Reserves at our mines and discover, develop or acquire Mineral Reserves for production. Our ability to maintain or increase our annual production of copper and cobalt will depend in significant part on our ability to bring new mines into production and to expand Mineral Reserves and Mineral Resources of existing mines.

Our business is exposed to the cyclicality of global economic activity and we may not be able to adjust production volume or costs in response to fluctuations in prices and demand for the metals we produce.

Our business and results of operations are significantly affected by the market prices and demand for the metals we produce. Prices and demand for these metals have been subject to wide fluctuations which can occur over short periods of time, and can be caused by factors beyond our control, including the cyclicality of consumer and industrial consumption. We cannot predict whether, and to what extent, metal prices and demand will rise or fall. An increase in the production of these metals worldwide or changes in, among other things, technology, industrial processes or consumer habits, including increased demand for substitute materials, may decrease the demand for these metals. A fall in demand, resulting from economic downturns or other factors, could also decrease the volume of metals that we sell and materially adversely impact our results of operations and financial condition.

Future declines in metal prices could have an adverse impact on our results of operations and financial condition, and we may consider curtailing, modifying or discontinuing certain operations. In addition, we may not be able to adjust production volume in a timely or cost-efficient manner in response to sustained changes in metal prices. Lower utilization of capacity during periods of weak prices may expose us to higher unit production costs since a significant portion of its cost structure is fixed in the short-term due to the high capital intensity of mining operations. If prices drop significantly, our revenues could be significantly reduced. Low metal prices would affect our liquidity and ability to borrow. If these conditions persist for an extended period, we may have to look for other sources of cash flow or curtail, modify or discontinue higher cost production to maintain liquidity until metal prices recover. Conversely, during periods of high demand, our ability to rapidly increase production capacity is limited, which could prevent us from meeting demand for our products.

The volume of materials that we recover may be materially lower than our Mineral Reserve and Mineral Resource estimates, including due to an actual mine life that is materially shorter than our estimated mine life and various other factors. More stringent regulations, market price fluctuations and changes in operating and capital costs may render certain Mineral Reserves and Mineral Resources uneconomical to mine.

To extend the lives of our mines and projects, to strive to ensure the continued operation of the business and to realize our growth strategy, it is essential that we convert Mineral Resources into Mineral Reserves, continue to develop our resource base through the realization of identified mineralized potential and/or undertake successful exploration or acquire new resources.

The figures for Mineral Resources and Mineral Reserves estimated by us are estimates only and no assurance can be given that the anticipated tonnages and grades are accurate or will be achieved, that the indicated level of recovery will be realized or that the Mineral Resources and Mineral Reserves could be mined or processed profitably or at all. Actual Mineral Reserves, if any, may not conform to geological, metallurgical or other expectations, and the volume and grade of ore recovered may be below the estimated levels. There are numerous uncertainties inherent in estimating Mineral Resources and Mineral Reserves, including many factors beyond our control. Such estimation is a subjective process, and the accuracy of any Mineral Reserve and Mineral Resource estimate is a function of the quantity and quality of available data, the underlying assumptions and judgments used in engineering, geological, and economic interpretation. Data used in these estimates is based on historical figures that do not necessarily have strong or state of the art internal controls and may not be reflective of future mining conditions; any updates to data may result in downward revisions in our estimates of Mineral Resources or Mineral Reserves, including for many factors that are out of our control. Short-term operating factors relating to the Mineral Resources and Mineral Reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular accounting period. In addition, there can be no assurance that metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production. Lower market prices, increased production costs, the presence of deleterious elements, reduced recovery rates and other factors may result in revision of our Mineral Reserve and Mineral Resource estimates from time to time or may render our Mineral Reserves and Mineral Resources uneconomic to exploit. Resource and reserve data are not indicative of future results of operations. If our actual Mineral Resources and Mineral Reserves are less than current estimates or if we fail to develop our resource base through the realization of identified mineralized potential, our results of operations or financial condition may be materially and adversely affected.

Mineral Resources that are not Mineral Reserves do not have, and may not achieve, demonstrated Economic Viability. Due to the uncertainty which may be attached to Inferred Mineral Resources, there is no assurance that Inferred Mineral Resources will be upgraded to Measured or Indicated Mineral Resources as a result of continued exploration.

Our operations may be negatively affected by global financial conditions.

Global financial conditions continue to be characterized as volatile. In recent years, global markets have been adversely impacted by various credit crises, significant fluctuations in fuel and energy costs and metals prices, inflation, geopolitical conflict and health pandemics. Many industries, including the mining industry, have been impacted by these market conditions leading to increased economic uncertainty and diminished expectations for the global economy. These factors have increased the risk of disruption to global trade flows and supply chains. Further, global financial conditions remain subject to sudden and rapid destabilizations in response to future events, as government authorities may have limited resources to respond to future crises. Global economic uncertainty, disruptions to global trade flows and supply chains and continued or worsened slowdown in the financial markets or other economic conditions, including, but not limited to, tariffs, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect our operations, sales, growth and profitability. Future crises may be precipitated by any number of causes, including natural disasters, geopolitical conflict or instability, changes to energy prices or sovereign defaults. If increased levels of volatility continue or in the event of a rapid destabilization of global economic conditions, it may result in a material adverse effect on commodity prices, demand for metals, including copper and cobalt, availability of credit, investor confidence and general financial market liquidity, all of which may have a material adverse impact on our business, our results of operations, financial condition and the market price of our securities.

We and Konkola Plc may not be able to secure financing on favorable terms, or at all, to meet our future capital needs.

Mining companies need significant amounts of ongoing capital to maintain and improve existing operations, invest in large scale capital projects with long lead times and manage uncertain development and permitting timelines and the volatility associated with fluctuating metals and input prices. From time to time, we may be required to obtain additional financing in order to fund the costs associated with the mining and processing of our resources, as well as the exploration of development opportunities and to meet expected future obligations. Metal prices, environmental rehabilitation and restitution, revenue and income taxes, transportation and other operating costs, working capital needs, capital expenditures and geological results may also impact the amount of additional financing that may be required.

Konkola Plc has been successful at financing its projects and operations over the years. However, the ability to continue exploration, assessment, development and operational activities will depend on the resource industry generally, which is cyclical in nature, and which may, in turn, affect our or Konkola Plc’s ability to attract financing, including joint venture financing, debt or bank financing, equity financing or production financing arrangements. Failure to obtain, or difficulty or delay in obtaining, requisite financing could result in delay of certain projects or postponement of further exploration, assessment or development of certain properties or projects. Failure to obtain financing that is affordable and/or on favorable terms could have a material adverse effect on our business, results of operations and financial condition. In addition, an inability to secure necessary funding may negatively impact our commitments to community investment programs, potentially leading to reputational damage, erosion of stakeholder trust and adverse reactions from local communities and partners who rely on our continued support and engagement.

Financing through the issuance of common stock or other securities convertible or exchangeable into shares of common stock, if available, may dilute the participation of current stockholders in our share capital. There is no preemptive right for our stockholders in the issue of common stock or securities convertible or exchangeable into shares of common stock issued by us, which may result in the dilution of the stockholders’ interest in us.

Debt financing, if available, may also involve certain restrictions on operating activities or include financial covenants or restrict our and/or Konkola Plc’s ability to enter into additional financing arrangements. There is no guarantee that such equity or debt financing will be available to us or Konkola Plc, or that these financings would be obtained on terms favorable to us or Konkola Plc, which may adversely affect our business, financial position and may result in a delay or indefinite postponement of exploration, development or production or even loss of exploration rights. See “Management’s Discussion And Analysis Of Financial Condition And Results Of Operations—Indebtedness.”

Mining operations, development projects and exploration activities are subject to extensive regulations, including environmental, health and safety and other regulations, as well as the need to manage relationships with local communities.

Our mining, smelting and refining operations, development projects and exploration activities are subject to extensive laws and regulations, including laws and regulations governing exploration; development; production; exports; taxes; labor standards; mining royalties; price controls; waste disposal; the quality and quantity of effluent and emissions; protection and remediation of the environment; reclamation; historic and cultural resource preservation; rights of indigenous peoples and local communities; mine safety and occupational health; handling, storage and transportation of hazardous (including radioactive) substances and other matters. From time-to-time, laws are changed, and the trend is to introduce more stringent laws. The costs of discovering, evaluating, planning, designing, developing, constructing, operating and closing our mines and other facilities (including tailings dams) in compliance with such laws and regulations are significant and may increase in the future. Compliance with existing and new laws and regulations could result in delays; increase our costs of doing business; require significant capital investment; result in significant liabilities, fines or penalties; restrict our operations or result in our inability to proceed with the development of, or continue to operate, a mine. See “Business—Regulatory Landscape.”

We have expended significant resources, both financial and managerial, to comply with governmental and environmental regulations, including permitting and compliance requirements, as part of our normal course of operating and development activities, and will continue to do so in the future. For example, a moratorium allowing us to address issues related to restoration orders issued by the Zambia Environmental Management Agency (“ZEMA”) and liabilities under the Mines and Minerals (Environmental Protection Fund) Regulations (“EPF Regulations”) ends in July 2026, following which we will be required to comply with any environmental requirements which may cause us to incur additional cost. For further information, see “Business—Legal Proceedings—Environment Compliance Liabilities.” The final arrangement, including the amount of liabilities that may become due, is subject to ongoing negotiations with regulators. We have also been subject to compliance audits that require us to invest significant capital expenditures in the amount of $28 million over the next five years, including for the rehabilitation and upgrading of ponds, improvement of pumping stations, streambed restoration, and other projects. Moreover, it is possible that future regulatory developments, such as increasingly stringent environmental protection laws, climate change policies, additional compliance audits regulations and enforcement policies, additional compliance audits and claims for damages to property and persons resulting from our operations, could result in additional substantial costs and liabilities, restrictions on or suspension of our activities or delays in the exploration of and development of our properties.

We are required to obtain governmental permits to develop our Mineral Reserves and for expansion or advanced exploration activities at our operating and exploration properties. Obtaining the necessary governmental permits is a complex and time-consuming process involving numerous agencies and other interested parties. To obtain permits for exploration or potential future development of mineral properties, environmental and other applicable regulations generally require a description of the existing environment, including but not limited to natural, archeological and socio-economic environments, at the project site and in the region; an interpretation of the nature and magnitude of potential environmental impacts that might result from such activities; and a description and evaluation of the effectiveness of the operational measures planned to mitigate the environmental impacts. We may require exploration permits to conduct future exploration activities. The costs associated with such permits may be material to our total exploration cost and there can be no certainty that these approvals will be granted in a timely manner, or at all. Governmental approvals, licenses and permits are subject to the discretion of the applicable governments or government officials and potentially consideration of other parties’ interests or rights. In the context of environmental protection permitting, including the approval of reclamation plans, we must comply with accepted standards, existing laws and regulations that may entail greater costs and delays depending on the nature of the activity to be permitted and the interpretation of the laws and regulations implemented by the permitting authority. No assurance can be given that we will be successful in obtaining or maintaining any or all of the various approvals, licenses and permits required to operate our businesses in full force and effect or without modification or revocation. The failure to obtain or renew certain permits, or the imposition of extensive or more stringent conditions upon certain permits, could have a material adverse effect on our business, results of operations and financial condition.

Our mining operations are subject to regular inspection, including compliance audits, by government officials. Such inspections and audits may from time-to-time lead to allegations or assertions that we are not or may not be operating in compliance with applicable permits and licenses. Failure to comply with applicable environmental, health and safety laws or permits and licenses, in relation to our mining operations and associated infrastructure, including laws relating to waste and waste disposal, can result in injunctions, damages, suspension or revocation of permits and imposition of penalties or fines in addition to reputational damage. There can be no assurance that we have been or will be at all times in complete compliance with such laws or permits, that our compliance will not be challenged or that the costs of complying with current and future environmental, health and safety laws and permits will not materially or adversely affect our future cash flow, results of operations and financial condition.

As a consequence of public concern about the perceived ill effects of mining and land development, particularly in developing countries, we face increasing public scrutiny of our activities. Criticism of our activities or negative publicity, whether accurate or not, could result in damage to our reputation or operational hurdles, which could have an adverse effect on us. The international standards on social responsibility, community relations and sustainability against which we currently benchmark our operations are becoming increasingly stringent and extensive over time, and adherence to them is increasingly scrutinized by regulatory authorities, citizens’ groups and environmental groups, as well as by investors and financial institutions. In addition, we operate in a country where ownership of rights in respect of land and resources is uncertain and where disputes in relation to ownership or other community matters may arise. These disputes are not always predictable and may cause disruption to our development plans or operations. Our operations can also have an impact on indigenous peoples and local communities, including the need, from time-to-time, to relocate or resettle communities or infrastructure networks such as railways and utility services. Navigating such efforts can be difficult, and any efforts to mitigate such impacts may be perceived as insufficient or otherwise expose us to additional activism, from local communities or otherwise.

Our operations have and could in the future cause the release of hazardous materials into the environment and these releases, whether or not planned, could cause contamination. We have been and may be required to investigate and remediate contamination, including at properties we formerly operated, regardless of whether we caused the contamination or whether the activity causing the contamination was legal at the time it occurred. We also have been and could be subject to claims by government authorities, individuals, employees or third parties seeking damages for alleged illness, personal injury or property damage resulting from hazardous material contamination or exposure caused by our operations or sites. Furthermore, we have been required to establish financial provisions for environmental liabilities related to contamination caused by our operations and could be required to increase such provisions or to establish additional provisions in the future. We have been subject to environmental related litigation in the past, including proceedings relating to environmental contamination, and may continue to be in the future. Depending on the nature of any such contamination, claims or litigation, the amount or timing of such costs, the related impact on our business, financial condition or results of operations could be material.

For additional information on these matters, see “Business—Regulatory Landscape.”

We face risks associated with encroachment on our licenses.

Over the past decade, there have been numerous instances of encroachments on Konkola Plc’s surface rights held in respect of its mining licenses, as well as the granting of overlapping or conflicting mining rights to third parties within Konkola Plc’s existing license areas, which have culminated in operational challenges and posed a threat of possible loss of Mineral Resources to other companies or third parties. These encroachments and/or overlapping rights impact Konkola Plc’s Konkola and Nchanga tenements, affecting both surface and in situ mineral assets. Potential encroachment disputes could impact our ability to carry out our production processes and call into question our future ability to carry out production. Konkola Plc has and will likely continue to be required to defend its exclusive mining rights derived from its licenses, including by defending any encroachment claims. The loss of licenses and access to disputed areas could disrupt production, reduce mineral output and result in financial losses.

Illegal mining has in the past and, may in the future, occur on or adjacent to certain of our properties exposing such sites to security and other operational risks.

Illegal miners have been active on, or adjacent to, some of our mining properties in recent years. Illegal mining, which involves trespass and occupation of exploration, development and operating properties present significant security, safety, legal and environmental risk, which could result in a security threat to human life, infrastructure and equipment, and lead to the loss of legal title, possession or use of our land tenure. Although Konkola Plc has increased the presence of security personnel and alerted law enforcement authorities as necessary, these efforts may not be effective. The illegal miners from time to time have clashed with security staff and law enforcement personnel who have attempted to move them away from the facilities. The environmental, social, legal, safety and health impacts of illegal mining are frequently attributed to formal large scale mining activity, which can negatively impact the reputation of the industry. The activities of the illegal miners could cause damage to our properties, lost copper production and Mineral Reserves, mine and development stoppages, or result in inappropriate or unlawful use of force for which we could potentially be held responsible, or otherwise adversely impact our financial condition, results of operations, or project development. Illegal mining activities also continue to evolve, with some illegal miners now adopting machinery to carry out their activities. This could prove to be more expensive and difficult to monitor, prevent and control. The presence of illegal miners could lead to exploration and project delays and disputes regarding the development or operation of commercial copper deposits.

We face risks associated with our development projects.

Our ability to maintain or increase our annual production of copper and other metals will be dependent, in significant part, on our ability to bring new mines into production and to expand existing operations, including our plans with respect to increasing our production capacity. These expansion plans involve considerable capital expenditures and are subject to the successful completion of construction and commissioning, the issuance of necessary permits and the receipt of adequate financing. Some of our plans are also dependent on our ability to cut our costs significantly to reach our target production rates. Such targets will also require us to avoid constraints on key drivers of production (e.g., dewatering, hoisting capacity, ventilation and congestion), and to have access to significant expansions in availability of power, compressed air, cooling water and ventilation. The actual operating results of our development projects and any other projects may differ materially from those anticipated.

Although we utilize the operating history of our existing mines to derive estimates of future operating costs and capital requirements, such estimates may differ materially from actual operating results at expanded existing mines or new mines. The economic feasibility analysis with respect to any individual project is based upon, among other things the interpretation of geological data obtained from drill holes and other sampling techniques, feasibility studies (which derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed), precious and base metals price assumptions, the configuration of the ore body, expected recovery rates of metals from the ore, comparable facility and equipment costs, anticipated climatic conditions and estimates of labor, productivity, royalty, tax rates or other ownership burdens and other factors.

There is no assurance that any of our expansion or development plans will result in the intended increase in copper production capacity or profit. The realization of our targets is subject to a wide range of risks and uncertainties, including, but not limited to:

•	availability of funds to finance construction and development activities;

•	ability of key contractors to perform services in the manner contracted for;

•	availability of a sufficiently skilled workforce;

•	unanticipated changes in grade and tonnage of ore to be mined and processed;

•	unanticipated adverse geotechnical conditions;

•	inaccurate data on which engineering assumptions are made;

•	costs of constructing and operating a mine in a specific environment;

•	availability and costs of processing and refining facilities;

•	availability of sufficient economic sources of power on an uninterrupted basis;

•	adequacy of water supply on an uninterrupted basis;

•	adequate access to the site, including competing land uses (such as agriculture and illegal mining);

•	unanticipated transportation costs or disruption;

•	government regulations (including regulations of prices, royalties, duties, taxes, permitting, restrictions on production, quotas on exportation of minerals, as well as the costs of or operational restrictions for protection of the environment and agricultural lands);

•	failure to receive permits and delays in receiving permits;

•	fluctuations in commodity prices and exchange rates;

•	demand for any additional copper or other materials produced (which may be reduced by better recycling technologies); and

•	accidents, labor actions and force majeure events.

It is not unusual for new mining operations to experience unexpected problems during the start-up phase, and delays can often occur at the start of production. In the past, we have adjusted estimates based on changes to assumptions and actual results. These and other factors may have the effect of increasing the expected capital expenditures for our development projects.

Even if we are successful in achieving any targeted increase in production, we may not have sufficient customers or offtake agreements in place to purchase the additional copper output. The absence of committed buyers could mean that the increase in production does not translate into greater revenues or profits, and we may be exposed to increased inventory costs, price volatility or the need to sell copper at unfavorable prices.

Failure or the perceived failure to manage our relationships with the communities where we operate or that are near our operations could harm our business.

Our relationships with the communities where we operate or that are adjacent to or near our operations are critical to the long-term success of our existing operations and the development of any future projects. There is ongoing and increasing stakeholder concern relating to the perceived effects of mining activities on the environment and on communities impacted by such activities, including regarding perceived or actual adverse impacts on the local communities and their relevant stakeholders, society as a whole, cultural heritage, human rights and the environment, among other things. Such scrutiny may result in activism from various parties, which may result in operational disruption, reputational damage, or other impacts to our business. Our efforts to manage such impacts and the profile of our business can be costly and may not have the desired effect.

Although we have established working relationships with several community leaders, community expectations are complex and involve multiple stakeholders with different interests. While we aim to consider the views and needs of all local communities and aim to resolve any disagreements with an amicable solution, this may not always be possible. Failure to manage relationships with local communities, governments and non-governmental organizations (“NGOs”) may harm our reputation as well as our ability to bring development projects into production. The costs and management time required to comply with standards of social responsibility, community relations and sustainability, including costs related to the resettlement of communities or infrastructure, have increased substantially recently and are expected to further increase over time.

Certain NGOs, some of which oppose globalization and resource development, are often vocal critics of the mining industry and its practices, including the use of hazardous substances in processing activities. Adverse publicity generated by such NGOs or others related to extractive industries generally, or our operations specifically, could have an adverse effect on our reputation and financial condition and may impact the relationship with the communities in which we operate. They may install road blockades, apply for injunctions for work stoppages, make criminal complaints to local authorities or file lawsuits for damages. They may also file complaints with regulators regarding our, and our directors’ and officers’, regulatory filings. For example, in 2021, Zambian villagers, supported by NGOs, settled a lawsuit alleging water pollution claims from our mining operations in Nchanga. Such complaints, regardless of whether they have any substance or basis in fact or law, require resources and time to respond to and may have the effect of undermining the confidence of the public or a regulator in us or such directors or officers and may adversely affect the price of our securities or the prospects of obtaining the regulatory approvals necessary for the advancement of some or all of the exploration and development plans or operations.

In addition, our assets are generally long-lived and stakeholders’ perceptions and expectations can change over the life of the mine. Changes in the aspirations and expectations of local communities where we operate, with respect to our employee health and safety performance and our contributions to infrastructure, community development, environmental management and other factors could affect our social license to operate and reputation, and could lead to delays and/or increased costs if expansions or new projects are blocked either temporarily or for extended periods.

Failure to effectively engage with communities on an ongoing basis, including the withdrawal of consent or support of communities or other stakeholders, could adversely impact our business, damage our reputation and result in the loss of rights to explore, operate or develop our projects.

Actual or potential epidemics, pandemics, outbreaks or other public health crises may have an adverse impact on our business.

The spread of any disease, epidemic or pandemic, including HIV, malaria and other diseases, could have a material adverse effect on the regional economies in which we operate, negatively impact stock markets, including the trading price of our shares of common stock, adversely impact our ability to raise capital and cause continued interest rate volatility and movements that could make obtaining financing or refinancing of our debt obligations more challenging or more expensive. Any of these developments, and others, could have a material adverse effect on our business and results of operations.

Travel restrictions implemented by governments, as well as quarantine, isolation and physical distancing requirements as a result of such epidemic or pandemics may have a negative impact on workforce mobility and, as a consequence, in some cases, on productivity. Further, the protective measures implemented by us may cause higher operating and capital costs related to containment efforts such as building quarantine rooms, limitations on mobility of people, disruption to the supply chain and increase in demand for financial support and aid from host governments. Potential higher operating costs, combined with a decrease in workforce productivity, lower production outputs and in some cases, temporary cessation of mining operations, could have a material adverse effect on our business, results of operations and financial condition.

Any future emergence and spread of similar pathogens could have a material adverse effect on global economic conditions which may adversely impact our business and results of operations and the operations of our suppliers, contractors and service providers, including smelter and refining service providers, and the demand for our production.

Our business could be adversely affected by the failure or unavailability of certain critical assets or infrastructure.

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, railways, power sources and water supply are important determinants affecting capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could have a material adverse effect on our operations, business, results of operations and financial condition.

Cyberattacks affecting us or our third-party providers, including unauthorized disclosure, destruction or modification of data, through cybersecurity breaches, computer viruses or otherwise, and actual or perceived failure to comply with new or existing laws, regulations and other requirements relating to the privacy, security and processing of Confidential Information may adversely affect our business, reputation and financial condition.

We are reliant on the continuous and uninterrupted operations of our information technology (“IT”) systems. We own and manage some of these IT systems but also rely on third parties for a range of IT systems and related products and services. Konkola Plc collects, maintains and processes data about customers, employees, business partners and others, including personally identifiable information, as well as proprietary information belonging to our business, such as trade secrets (collectively, “Confidential Information”). User access and security of all IT systems are critical elements to our operations. Our operations depend, in part, on how well we and our suppliers protect networks, equipment, IT systems and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, terrorism, fire, power loss, hacking, computer viruses, vandalism and theft. Our operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as preemptive expenses to mitigate the risks of failures. Any threat to the confidentiality, integrity and availability, access or system security of our IT systems and Confidential Information, including IT failures could result in disruption for personnel and could adversely affect our reputation, operations or financial performance.

We face numerous and evolving cybersecurity risks. Our IT systems could be compromised by unauthorized parties attempting to extract Confidential Information, corrupting information or disrupting business processes or by inadvertent or intentional actions by our employees or vendors, including from diverse threat actors, such as state-sponsored organizations, opportunistic hackers and hacktivists, as well as through diverse attack vectors, such as social engineering/phishing, malware (including ransomware), malfeasance by insiders, human or technological error, and as a result of bugs, misconfigurations or exploited vulnerabilities in software or hardware. Any adverse impact to the availability, integrity or confidentiality of our IT systems or Confidential Information, including a cyber security incident (including system-encrypting ransomware) resulting in a security breach or failure to identify a security threat, could disrupt business and could result in the loss of Confidential Information or other assets, as well as litigation (such as class actions), regulatory investigations and enforcement, violation of privacy and security laws and regulations, fines and penalties, and significant incident response, system restoration or remediation costs and future compliance costs.

We and certain of our third-party providers from time-to-time experience cyberattacks and other incidents, and we expect such attacks and incidents to continue in varying degrees. Although to date we have not experienced any material losses relating to cyberattacks, there can be no assurance that we will not incur such losses in the future. Remote and hybrid working arrangements at our company (and at many third-party providers) also increase cybersecurity risks due to the challenges associated with managing remote computing assets and security vulnerabilities that are present in many non-corporate and home networks. There can also be no assurance that our cybersecurity risk management program and processes, including our policies, controls or procedures, will be fully implemented, complied with or effective in protecting our IT systems and Confidential Information. Our risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats, including through increasingly sophisticated techniques and tools, such as artificial intelligence that circumvent security controls, evade detection and remove forensic evidence. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority. As cyber threats continue to evolve, we may be unable to detect, investigate, remediate or recover from future attacks or incidents or to avoid a material adverse impact to our IT systems, Confidential Information or business and we may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities. Because we make extensive use of third-party suppliers and service providers, successful cyberattacks that disrupt or result in unauthorized access to third party IT systems can materially impact our operations and financial results.

Legislation and regulatory requirements, as well as contractual commitments, affect how we must store, use, transfer and process the Confidential Information of our customers, stockholders, vendors and employees. The application and interpretation of such requirements are constantly evolving and are subject to change, creating a complex compliance environment. In some cases, these requirements may be either unclear in their interpretation and application or they may have inconsistent or conflicting requirements with each other. These laws, as well as other new or changing legislative, regulatory or contractual requirements concerning data privacy and protection, could require us to expend significant additional compliance costs, implement new processes or change our handling of information and business operations, and any failure or perceived failure to comply with such requirements can result in significant liability, legal claims or proceedings (including class actions), regulatory investigations or enforcement actions or harm to our reputation. In addition, we could incur significant costs in investigating and defending such claims and, if found liable, pay significant damages or fines or be required to make changes to our business.

Social media and other web-based information sharing applications may result in negative publicity and we are at a greater risk of losing control over how we are perceived by others. Damage to our reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. Reputational loss may result in challenges in developing and maintaining community and stockholder relations, decreased investor confidence and an impediment to our overall ability to advance our projects. Any or all of the foregoing could materially adversely affect our business, operating results and financial condition.

We cannot guarantee that any costs and liabilities incurred in relation to an attack or incident will be covered by our existing insurance policies or that applicable insurance will be available to us in the future on economically reasonable terms or at all.

We may be unable to compete successfully with other mining companies.

The mining industry is competitive in all of its phases. We face strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, metals. Many of these companies have greater financial resources and a longer operating history than us. We may also encounter increasing competition from other mining companies in our efforts to hire experienced mining professionals. In addition, competition for exploration resources at all levels is very intense. Increased competition could adversely affect our ability to attract necessary capital funding, to acquire it on acceptable terms, or to acquire suitable producing properties or prospects for mineral exploration in the future. Increases in metal prices, including copper, have in the past, and could in the future, encourage increases in mining exploration, development and construction activities, which could in turn result in increased demand for and cost of contract exploration, development and construction services and equipment. Increased demand for and cost of services and equipment could cause project costs to increase materially, resulting in delays if services or equipment cannot be obtained in a timely manner due to inadequate availability, and increased potential for scheduling difficulties and cost increases due to the need to coordinate the availability of services or equipment. Any of these outcomes could materially increase project exploration, development or construction costs, result in project delays, or both. As a result of this competition, we may be unable to maintain or acquire attractive mining properties or attract better or more qualified employees.

Certain directors also serve as directors and/or officers of other companies involved in natural resource exploration and development. There is a possibility that such other companies may compete with us for the acquisition of assets. Consequently, there exists the possibility for such directors to be in a position of conflict. If any such conflict of interest arises, then a director who has such a conflict must disclose it at a meeting of the directors and will be precluded from participation, discussion or decisions pertaining to the matter. In appropriate cases, we will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict of interest.

Global copper supply is facing increasing pressure due to declining ore grades, aging infrastructure and rising capital and operating costs. Brownfield expansions are becoming less cost-effective, while greenfield projects, though offering access to new resources, face long lead times, permitting challenges and geopolitical risks. Additionally, competition for recycled copper is intensifying due to national policies restricting scrap exports, limiting availability in key regions. If we are unsuccessful at leveraging advanced technologies, securing low-cost, high-grade deposits and/or navigating regulatory environments effectively, we may not be able to compete in a tightening supply landscape effectively.

We depend on key management personnel and may not be able to attract and retain qualified personnel in the future.

Our ability to manage our operations, exploration and development activities, and hence, our success depends in large part on our ability to retain current key management personnel and to attract and retain new personnel, including management, technical and unskilled workforce. The loss of the services of one or more key employees could have a material adverse effect on our ability to manage and expand our business. We currently do not have key person insurance on these individuals.

Our success will also depend to a significant degree upon the contributions of qualified technical personnel and our ability to attract and retain highly skilled personnel. Competition for such personnel is significant. Any inability to attract and retain these people could have a material adverse effect on our business and operations.

Some of our employees are unionized and work stoppages by unionized employees could materially and adversely affect our business, results of operations and financial condition.

Production at our mining operations is dependent upon the efforts of our employees and our operations would be adversely affected if we fail to maintain satisfactory labor relations. Factors such as work slowdowns or stoppages caused by the attempted unionization of operations and difficulties in recruiting qualified miners and hiring and training new miners could materially adversely affect our business. This would have a negative effect on our business and results of operations, which might result in us not meeting our business objective.

If we are unable to renew union agreements as they become subject to renegotiations from time to time, this could result in work stoppages and other labor disturbances that could have a material adverse effect on our liquidity, business, results of operations and financial condition.

Certain of our employees are employed under collective bargaining agreements. If unionized employees were to engage in a concerted strike or other work stoppage, or if other employees were to become unionized, we could experience a disruption of operations, higher labor costs or both. A lengthy strike or other labor disruption could have a material adverse effect on our liquidity, business, results of operations and financial condition.

Our business could be adversely affected by the performance of our counterparties and outside contractors we do not control.

It is common industry practice for certain aspects of mining operations including, but not limited to, drilling, blasting and construction, to be conducted by one or more outside contractors. Deficient or negligent work, or work not completed in a timely manner, could have a material adverse effect on our business and operations. We are also subject to a number of risks associated with the use of such contractors, including, but not limited to: (a) us having reduced control over the aspects of the operations that are the responsibility of a contractor; (b) failure of the contractor to perform work properly or at a satisfactory level of quality and safety; (c) failure of a contractor to perform under its agreement(s), including, but not limited to, inability to meet the contractual timelines or to otherwise deliver in accordance with the terms of the contract; (d) inability to replace the contractor if the contractual relationship is terminated; (e) interruption of operations in the event the contractor ceases operations as a result of a contractual dispute with us or as a result of insolvency or other unforeseen events (including events of force majeure); (f) failure of the contractor to comply with applicable legal and regulatory requirements; and (g) inadequate contractor cybersecurity program or customer data management and privacy, exposing us to external attacks or leaking of our confidential information, any of which could have a material adverse effect on our business, results of operations and financial condition.

Our directors and officers are or may become subject to conflicts of interest.

Certain of our directors and officers are or may become associated with other mining and/or mineral exploration and development companies which may give rise to conflicts of interest. Directors who have a material interest in any person who is a party to a material contract or a proposed material contract with us are required to disclose that interest and abstain from voting on any resolution to approve such a contract. In addition, directors and officers are required to act honestly and in good faith with a view to our best interests. Further, any failure of our directors or officers to address these conflicts in an appropriate manner or to allocate opportunities that they become aware of to us could have a material adverse effect on our prospects, business, results of operations and financial condition.

Title claims may affect our existing operations as well as our development projects and future acquisitions.

Title to our properties may be challenged or impugned, and title insurance is generally not available. Our mineral properties may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected defects. In addition, we may be unable to operate our properties as permitted or to enforce our rights with respect to our properties. This may affect our ability to acquire within a reasonable time frame effective mineral titles in the jurisdictions in which we operate and may affect the timetable and costs of development of mineral properties in these jurisdictions. The risk of unforeseen title claims could also affect existing operations as well as development projects and future acquisitions. These legal risks may affect our ability to expand or transfer existing operations or to develop new projects.

We may fail to identify attractive acquisition candidates or joint ventures with strategic partners or may fail to successfully integrate acquired mineral properties or successfully manage joint ventures.

As part of our development strategy, we may acquire additional mineral properties or enter into joint ventures with strategic partners. However, there can be no assurance that we will be able to identify attractive acquisition or joint venture candidates in the future or that we will succeed at effectively managing their integration or operation. In particular, significant and increasing competition exists for mineral acquisition opportunities throughout the world. We face strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, metals as well as in entering into joint ventures with other parties. If the expected synergies from such transactions do not materialize or if we fail to integrate them successfully into our existing business or operate them successfully with our joint venture partners, or if there are unexpected liabilities, our results of operations could be adversely affected.

In connection with any future acquisitions or joint ventures, we may incur indebtedness or issue equity securities, resulting in increased interest expense or dilution of the percentage ownership of existing stockholders. Unprofitable acquisitions or joint ventures, or additional indebtedness or issuances of securities in connection with such acquisitions or joint ventures, may adversely affect the price of our common stock and negatively affect our results of operations.

Natural disasters, as well as geotechnical and hydrological conditions, such as landslides, droughts, pit wall failures, tailings dam failures, dry stack tailings failures, rock fragility and climate change may have an adverse effect on our business.

We and the mining industry face continued geotechnical challenges, which could adversely impact our production and profitability. Unanticipated adverse geotechnical and hydrological conditions, such as landslides, droughts, pit wall failures, tailings dam failures, dry stack failures and rock fragility have occurred and may occur in the future, and such events may not be detected in advance. Geotechnical instabilities and adverse climatic conditions can be difficult to predict and are often affected by risks and hazards outside of our control, such as severe weather, including hurricanes, and considerable rainfall, which may lead to periodic floods, mudslides, wall instability and seismic activity, which may result in slippage of material. We have in the past experienced landslides leading to fatal mine collapse. There can be no assurance that future weather events will not adversely affect mining and exploration activities where we operate now and in the future. In particular, mining, drilling and exploration activities may be suspended due to poor ground conditions, ore haulage activities may be slowed or delayed as roads may be temporarily flooded, and deposits where the host rock is clayish in nature may have to be mined or processed at slower than anticipated rates and/or mixed with lower grade stockpile ore. Furthermore, the occurrence of physical climate change events may result in substantial costs to respond to the event and/or recover from the event, and to prevent recurrent damage, through either the modification of, or addition to, existing infrastructure at our operations. The scientific community has predicted an increase, over time, in the frequency and severity of extraordinary or catastrophic natural phenomena as a result of climate change, as well as chronic changes (such as changes in meteorological and hydrological patterns) that may result in similar risks. We can provide no assurance that we will be able to predict, respond to, measure, monitor or manage the risks posed as a result.

Geotechnical failures could result in limited or restricted access to mine sites, suspension of operations, government investigations, increased monitoring costs, remediation costs, loss of ore and other impacts, which could cause one or more of our projects to be less profitable than currently anticipated and could result in a material adverse effect on our results of operations and financial position.

Our mining and processing operations are, in some instances, energy intensive. Physical climate change events, and the trend toward more stringent regulations aimed at reducing the effects of climate change, could impact our decisions to pursue future opportunities, or maintain existing operations, which could have an adverse effect on our business and operations. We can provide no assurance that efforts to mitigate the risks of climate changes will be effective and that the physical risks of climate change will not have an adverse effect on our operations and profitability. In addition, as climate change is increasingly perceived as an international and community concern, stakeholders may increase demands for emissions reductions and call upon mining companies to better manage their consumption of climate-relevant resources. Such regulatory requirements may have an adverse impact on us.

Our business may be adversely affected by increasing and dynamic environmental and social related regulations and investor expectations, including regulations and expectations pertaining to climate change.

There is increasing and evolving scrutiny from regulatory authorities, metallurgical refineries, investors, customers, financial institutions, insurers, reinsurers, among others, regarding companies’ management of various environmental and social matters, including associated operational parameters, programs and disclosures. We engage in various initiatives to manage such matters and address stakeholder expectations; however, such initiatives can be costly and may not have the desired effect. Many such initiatives leverage methodologies, standards, or data that are complex and continue to evolve. As with other companies, our approach to such matters also evolves, and we cannot guarantee that our approach will align with the expectations or preferences of any particular stakeholder. Moreover, various stakeholders have different, and at times conflicting, expectations. Our operations and demand for at least certain of our products may also be impacted by provenance considerations, including customer concerns regarding conflict minerals given our proximity to the DRC. In addition, governments have introduced or are introducing climate change, natural capital, human rights and other legislation and treaties at the international, national, state/provincial and local levels. Regulation relating to such matters is becoming more stringent. If the current regulatory trend continues, this may result in increased costs at our operations.

In connection with our authorizations, licenses and permits, we may be subject to restrictions relating to our operations, resource use, protection of communities, protection of particular habitats or geographic areas, fauna and flora, biodiversity, climate change, among others, which may require us to limit or modify our mining plans, having an impact on our production volumes, costs and Mineral Reserves and Mineral Resources. Difficulties in obtaining or renewing permits may lead to construction delays, cost increases, and may adversely impact our production volumes. Social, environmental and health and safety regulations also impose standards, procedures, monitoring and operational controls on activities relating to mineral research, mining, beneficiation, pelletizing activities, railway and marine services, ports, de-characterization, decommissioning, mine closure activities, distribution and marketing of our products. Such regulations may give rise to significant costs and liabilities and may change over time. Litigation and legal and regulatory uncertainties relating to these, or other related matters may adversely affect our financial condition or cause harm to our reputation.

Environmental and health and safety regulations in many countries have become stricter in recent years, and it is possible that more regulation or more stringent enforcement of existing regulations will adversely affect us by imposing restrictions on our activities, products and assets, creating new requirements for the issuance or renewal of environmental licenses and labor authorizations, resulting in licensing and operation delays, raising our costs or requiring us to engage in expensive reclamation efforts. All these factors may affect our practices and result in costs or expense increase, require new capital expenditures, restrict or suspend operations, write down or write off assets or Mineral Reserves and Mineral Resources, result in loss of customers or contracts, regulatory or investor engagement or other adverse impacts to our business. Additionally, many of our suppliers, customers, and other stakeholders are subject to similar expectations, which may result in additional or augmented risks.

We incur increased costs as a result of operating as a public company.

We expect to apply for listing on the NYSE, and as a result, we incur significant legal, accounting and other expenses that we did not incur as a private company. As a public company listed on a stock exchange in the United States, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules adopted, and to be adopted, by the SEC and NYSE. Our management and other personnel need to devote a substantial amount of time to these compliance initiatives and may not effectively or efficiently manage the transition into a public company. Moreover, we expect these rules and regulations to substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be forced to accept reduced policy limits or incur substantially higher costs to maintain the same or similar coverage. We cannot predict or estimate the amount or timing of additional costs it may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, its board committees or as executive officers.

Some members of our management team do not have experience managing a publicly traded company in the United States and complying with the increasingly complex laws pertaining to public companies in the United States. The additional demands associated with being a public company in the United States may disrupt regular operations of our business by diverting the attention of some of our senior management team away from revenue producing activities to management and administrative oversight, adversely affecting our ability to attract and complete business opportunities and increasing the difficulty in both retaining professionals and managing and growing our businesses. Our management team may not successfully or efficiently manage our transition to being a public company in the United States subject to significant regulatory oversight and reporting obligations under the U.S. federal securities laws and the continuous scrutiny of securities analysts and investors.

In addition, the public reporting obligations associated with being a public company in the United States may subject us to litigation as a result of increased scrutiny of our financial reporting. If we are involved in litigation regarding our public reporting obligations, this could subject us to substantial costs, divert resources and management attention from our business and seriously undermine our business. Failure to comply with existing and future rules and obligations of the NYSE may subject us, our subsidiaries and/or members of our management team to, among other things, delisting, litigation, investigations, expenses, fines and other applicable sanctions.

Any of these effects could harm our business, financial condition and results of operations.

Adverse outcomes in legal proceedings could subject us to substantial damages and adversely affect our results of operations and profitability.

We are and may in the future be party to civil, environmental, tax, labor, criminal, regulatory and administrative or legal proceedings, as well as arbitration and administrative proceedings. We cannot guarantee that the outcome will be favorable to us and that we have adequately recorded provisions for any such proceedings.

Decisions contrary to our interests that involve substantial amounts, especially in cases in which we have not recorded provisions or in which the amounts provisioned are lower than final adjudicated amounts and in which may prevent our conduct of business, may have an adverse effect on our results of operations and business. In addition, government authorities may have understandings or interpretations different than ours in connection with the conduct of our business and may subject us to contingencies for other reasons that require us to spend significant amounts or lead to the loss of grants from government authorities.

Moreover, we may not have sufficient funds to post collateral or provide guarantees in judicial or administrative proceedings involving substantial amounts. Even if we do not post such collateral or provide guarantees, we will be liable for paying any amounts due pursuant to any unfavorable outcomes in legal proceedings. We cannot assure you that, if we cannot make such payments, our assets, including financial assets, will not be attached or that we will be able to obtain tax good-standing certificates, all of which may have a material adverse effect on our business, results of operations and financial condition. See “Business—Legal Proceedings.”

We may identify material weaknesses in our internal control over financial reporting and, if we fail to maintain effective internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations and/or prevent fraud.

Prior to this offering, we were not an SEC registrant and were not required to assess or report on the effectiveness of our internal control over financial reporting under the Sarbanes-Oxley Act of 2002.

In connection with the audit of our consolidated financial statements for the year ended March 31, 2025, our external auditors obtained an understanding of our internal controls relevant to their audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of our internal controls in accordance with the provisions of the Sarbanes-Oxley Act of 2002.

If we fail to maintain the adequacy of our internal control over financial reporting, when required, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. Material weaknesses may still exist when we report on the effectiveness of our internal control over financial reporting as required under Section 404 of the Sarbanes-Oxley Act. The process of designing and implementing internal control over financial reporting required to comply with the disclosure and attestation requirements of Section 404 of the Sarbanes-Oxley Act will be time-consuming and costly. However, if we fail to maintain an effective internal control environment, we could suffer material misstatements in our financial statements, fail to meet our reporting obligations or fail to prevent fraud, which would likely cause investors to lose confidence in our reported financial information. This could, in turn, limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of our common stock.

Our testing may in the future reveal deficiencies in our internal controls that are deemed to be material weaknesses or significant deficiencies and render our internal controls over financial reporting ineffective. If we or our management identifies material weaknesses or significant deficiencies in our internal controls over financial reporting that are deemed to be additional material weaknesses, the market price of our shares of common stock may decline and we may be subject to investigations or sanctions by the SEC, the Financial Industry Regulatory Authority, Inc. or other regulatory authorities as well as result in litigation.

Disclosure controls and procedures over financial reporting may not prevent or detect all errors or acts of fraud.

Disclosure controls and procedures, including internal controls over financial reporting, are designed to provide reasonable assurance that information required to be disclosed by us in reports filed or submitted under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

These disclosure controls and procedures have inherent limitations, which include the possibility that judgments in decision-making can be faulty and result in errors or mistakes. Additionally, controls can be circumvented by any unauthorized override of the controls. Consequently, our business is exposed to risk from potential non-compliance with policies, employee misconduct, negligence and fraud, which could result in regulatory sanctions, civil claims and serious reputational or financial harm. In particular, it is not always possible to deter employee misconduct, and the precautions we take to prevent and detect this activity may not always be effective. Accordingly, because of the inherent limitations in the control system, misstatements due to error or fraud may occur and not be detected.

We may also acquire businesses with unknown liabilities, contingent liabilities, internal control deficiencies or other risks. Realization of any of these liabilities or deficiencies may increase our expenses, adversely affect our financial position or cause us to fail to meet our public financial reporting obligations (including as a result of difficulties in integrating different internal control systems with our existing internal control systems).

We are subject to inflation risks, which might adversely affect our financial condition and results of operations.

Since we are unable to control the market price at which we sell the minerals we produce (except to the extent that we enter into forward sales contracts), it is possible that significantly higher inflation in the future across all operations, without a concurrent devaluation of the local currency against the U.S. dollar or an increase in the price of such minerals, could have a material adverse effect upon our results of operations and financial condition. We are also subject to inflation risk in relation to production inputs. See “—We may be adversely affected by the availability and cost of key inputs.”

Our results of operations could be affected by currency fluctuations.

We maintain accounts in currencies including the U.S. dollar and Zambian Kwacha. While this offering is being conducted in U.S. dollars, the Company conducts its business using both the aforementioned currencies depending on the location of the operations in question and the payment obligations involved. Accordingly, the results of the Company’s operations are subject to currency exchange risks. The fluctuations in currency exchange rates may significantly impact the Company’s financial position and results of operations in the future.

Our insurance does not cover all potential losses, liabilities and damage related to our business and certain risks are uninsured or uninsurable.

The business of mining and mineral exploration is generally subject to a number of risks and hazards including: adverse environmental conditions; industrial accidents; contaminations; labor disputes; unusual or unexpected geological conditions; ground or slope failures; cave-ins; changes in the regulatory environment; and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage to our properties or the properties of others, delays in mining, monetary losses and possible legal liability.

We maintain insurance against certain risks that are typical in the mining industry and in amounts that we believe to be reasonable, but which may not provide adequate coverage in certain circumstances. However, insurance against certain risks (including certain liabilities for environmental pollution or other hazards as a result of exploration and production) is not generally available to us or to other companies in the industry on acceptable terms. Furthermore, we may be unable to maintain or obtain insurance on commercially viable terms. The increasing focus on climate change and stricter regulatory requirements may further limit the availability of commercially-viable insurance terms. Losses resulting from such failure to obtain insurance may result in cost increases and decreased profitability.

We could be adversely affected by violations of applicable anti-corruption laws and economic and trade sanctions, and non-compliance with such laws can subject us to criminal or civil liability and harm our business, financial condition, and results of operations.

We and certain of our subsidiaries and affiliated entities conduct business in countries where there is an increased risk of government corruption, solicitation and acceptance of bribes and private sector bribery and corruption. We are committed to doing business in accordance with all applicable laws and our codes of ethics, but there is a risk that we, our subsidiaries or their affiliated entities or we or their respective officers, directors, employees, agents or representatives may act in violation of its codes and applicable laws, including the Criminal Code of Canada, the Corruption of Foreign Public Officials Act (Canada), the UK Bribery Act 2010, the U.S. Foreign Corrupt Practices Act of 1977, the Criminal Justice (Corruption Offenses) Act 2018 of Ireland and the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions. Any such violations could result in substantial civil and criminal penalties and might materially adversely affect our business, reputation, results of operations or financial condition. There has been a general increase in the frequency of enforcement and the severity of penalties under such laws, resulting in greater scrutiny and punishment of companies convicted of violating these laws. The Company may be found liable for violations by not only its employees, but also by its third-party agents.

Our business is also subject to and must be conducted in compliance with applicable economic and trade sanctions laws and regulations, such as those administered and enforced by the U.S. Department of Treasury’s Office of Foreign Assets Control, the U.S. Department of State, the United Nations Security Council and other relevant sanctions authorities. These regulations may affect our ability to do business with certain countries, regions, governments or persons that are the subject or target of economic or trade sanctions.

Detecting, investigating and resolving actual or alleged violations of anti-corruption laws and economic and trade sanctions can require a significant diversion of time, resources and attention from senior management. In addition, noncompliance with anti-corruption, anti-bribery, anti-money laundering laws or economic and trade sanctions could subject us to whistleblower complaints, investigations, sanctions, settlements, prosecution, enforcement actions, fines, damages, other civil or criminal penalties or injunctions, suspension or debarment from contracting with certain persons, reputational harm, adverse media coverage and other collateral consequences. If any subpoenas or investigations are launched, or governmental or other sanctions are imposed, or if we do not prevail in any possible civil or criminal proceeding, our business, financial condition and results of operations could be harmed. In addition, responding to any action will likely result in a materially significant diversion of management’s attention and resources and significant defense costs and other professional fees.

We are also at risk of material failures of our internal controls, theft and employee fraud, and from time to time in the past have suffered from breaches of our internal controls and instances of fraud, including misuse of corporate funds and assets, by certain of our officers, including managers, or employees. During the period when Konkola Plc was under the control of the Provisional Liquidator pursuant to the Scheme of Arrangement, we experienced a shortage of more than 15 Kt of copper on account of inaccurate reporting of inventory levels at our smelter furnaces, which was subsequently written off in Fiscal 2024. Despite monitoring compliance with our internal policies, we may nonetheless be unable to detect or prevent all instances of fraud, bribery and corruption involving our officers, employees, agents or representatives in the future, which could subject us to civil, administrative or criminal penalties as well as reputational damage. As such, there can be no assurance that we will not experience future instances of our local, regional and national officers, employees, agents or representatives not complying with our policies, making unintended accounting misstatements or breaches of local and national regulations and legislation or committing fraud, any of which could, individually or collectively, have a material adverse effect on our cash flows, financial condition and results of operations.

Mineral exploration is speculative and uncertain and the development of mines may be unsuccessful.

Since mines have limited lives based on Proven and Probable Mineral Reserves, we continually seek to replace and expand our Mineral Reserves. Mineral exploration, at both newly acquired properties and existing mining operations, is highly speculative in nature, involves many risks and frequently does not result in the discovery of mineable Mineral Reserves. There can be no assurance that our exploration efforts will result in the discovery of significant mineralization or that any mineralization discovered will result in an increase of our Proven or Probable Mineral Reserves. If Proven or Probable Mineral Reserves are developed, it may take a number of years and substantial expenditures from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. No assurance can be given that our exploration programs will result in the replacement of current production with new mineral reserves or that our development program will be able to extend the life of our existing mines.

In the event that new Mineral Reserves are not developed, we will not be able to sustain any mine’s current level of mineral reserves beyond the life of our existing Mineral Reserve estimates. The combination of these factors may cause us to expend significant resources (financial and otherwise) on a property without receiving a return on investment.

We have completed conceptual studies to assess the economic potential of our Mineral Resources. Conceptual studies are not feasibility studies and are lower in confidence as compared to feasibility studies. The results of our conceptual studies may not accurately reflect actual capital requirements, operating costs or revenues from any potential future production.

Many factors and contingencies are involved in the determination of the economic viability of a deposit, and conceptual studies, being early stage studies into economic viability, are inherently based on a number of assumptions that are subject to uncertainty. For example, we have recently conducted a conceptual study to assess potential further production from the KCM Complex, including to carry out further resource definition at TD05 (as defined below) and the Lubengele tailings dam. This conceptual study is contingent on several upgrades being made to our existing infrastructure, including to the Nchanga smelter and concentrator, as well as increased requirements for power, dewatering, pastefill capacity and waste development. Such upgrades are very costly, and in the case of our most recent conceptual study, is estimated to cost over $3 billion. We will need to incur further costs even to assess the viability of such increased production rates for existing Mineral Resources, which may never occur, including if such further study results indicate it would not be feasible to reach such a target, due to physical, financial or other constraints. Furthermore, conceptual studies do not include determinations as to Mineral Reserves, and the Mineral Resources addressed in the conceptual studies may never be converted into Mineral Reserves.

Our goal to increase copper production from our mining assets is dependent on a number of factors, including substantial investment to establish necessary mining and processing systems, some of which may not come to fruition.

Our ability to achieve our targeted increase in copper production from our mining assets, particularly at the Konkola Complex underground mine, is subject to a range of significant risks and uncertainties. Realizing this goal will require substantial and timely capital investment to establish, upgrade and maintain the mining and processing systems necessary to support higher production rates and operational reliability. If we are unable to secure and deploy the required capital, or if project execution is delayed or unsuccessful, our production targets and overall business performance could be materially and adversely affected. In order to achieve our targeted increase in copper production, we will need to expand and upgrade dewatering infrastructure, optimize mining methods, reduce operating costs significantly and implement a new paste fill backfill system to increase recovery and maintain geotechnical stability. We will also need to make significant upgrades to mine infrastructure, including concentrator circuits, ventilation, materials handling, and surface facilities, which are required to support higher production rates. Any delays or failures in any of these projects would adversely impact our plans. Reliable power supply is essential. With current backup capacity insufficient for full operations during outages and projected power needs expected to rise with increased production targets, extended power disruptions could compromise critical systems and result in production losses. Any failure to address these factors in a timely and effective manner would materially and adversely affect our ability to achieve our production targets and the overall value of our mining assets.

Credit rating downgrading in Zambia or other countries in which we operate could reduce the trading price of our common stock.

We may be harmed by investors’ perceptions of risks related to sovereign debt credit rating of Zambia and other countries in which we operate. Rating agencies regularly evaluate those countries and their sovereign credit ratings, which are based on a number of factors including macroeconomic trends, fiscal and budgetary conditions, indebtedness metrics and the perspective of changes in any of these factors.

Risks Relating to our Common Stock and the Offering

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our board of directors and executive management will have broad discretion over the application of the net proceeds that we receive from this offering. We may spend or invest these proceeds in ways with which our stockholders disagree or that do not yield a favorable return, if at all. We intend to use the net proceeds from this offering as described in the section entitled “Use of Proceeds.” However, our use of these proceeds may differ substantially from our current plans. Failure by our management to apply these funds effectively could harm our business, financial condition and results of operations. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

The market price of our common stock may be volatile, and your investment could suffer or decline in value.

The price of our common stock is likely to be significantly affected by short-term changes in copper prices or in our financial condition or results of operations as reflected in our quarterly and annual reports. Other factors unrelated to our performance that may have an effect on the price of our common stock include the following: levels of supply and demand for our products and for a broad range of other industrial products; expectations with respect to the rate of inflation; the relative strength of certain currencies; interest rates; speculative activities; transportation restrictions; global or regional political or economic crises; government policy changes, including taxes and tariffs; trade disputes or the potential for trade disputes; the extent of analytical coverage available to investors concerning our business may be limited if investment banks with research capabilities do not continue to follow our common stock; the lessening in trading volume and general market interest in our common stock may affect an investor’s ability to trade significant numbers of common stock; and the size of our public float may limit the ability of some institutions to invest in our common stock. Even if an active, liquid and orderly trading market is sustained for our common stock, the market price of our common stock may be volatile and could decline significantly.

In addition, if our performance does not meet market expectations, the price of our common stock may decline. Fluctuations in the price of our common stock could contribute to the loss of all or part of your investment. The initial public offering price for the shares was determined by negotiations between us and the underwriters. You may not be able to resell your shares at or above the initial public offering price due to a number of factors included herein. Factors affecting the trading price of our common stock may also include:

•	actual or anticipated fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;

•	changes in the market’s expectations about operating results;

•	our operating results failing to meet market expectations in a particular period;

•	guidance, if any, that we provide to the public, any changes in this guidance, or our failure to meet this guidance;

•	changes in expectations as to our future financial performance, including financial estimates and investment recommendations by securities analysts and investors;

•	operating and stock price performance of other companies that investors deem comparable to us;

•	changes in laws and regulations affecting our business;

•	commencement of, or involvement in, litigation involving us;

•	changes in our capital structure, such as future issuances of securities or the incurrence of debt;

•	strategic actions by us or our competitors;

•	any significant change in our board of directors or management;

•	sales of substantial amounts of our common stock by our directors, executive officers or significant stockholders or the perception that such sales could occur;

•	changes in business or regulatory conditions; and

•	general economic and political conditions such as recessions, interest rates, fuel prices, international currency fluctuations and acts of war or terrorism.

Broad market and industry factors may depress the market price of our common stock irrespective of our operating performance. The stock market in general has experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of our common stock, may not be predictable. A loss of investor confidence in the market for companies engaging in the mining industry or the stocks of other companies which investors perceive to be similar to us could depress the price of our common stock regardless of our business, prospects, financial conditions or results of operations. A decline in the market price of our common stock also could adversely affect our ability to issue additional securities and our ability to obtain additional financing in the future.

Moreover, in the past, following periods of volatility in the trading price of a company’s securities, securities class action litigation has often been instituted against that company. If we were to be involved in any similar litigation, we could incur substantial costs and our management’s attention and resources could be diverted, which would have a material adverse effect on us.

As a result of any of these factors, the market price of our common stock at any given point in time may not accurately reflect our long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Following the completion of this offering, Vedanta will control a majority of the voting power of our common stock, which will prevent you and other stockholders from influencing significant decisions.

After giving effect to the sale of our common stock pursuant to this offering, Vedanta will control (directly or indirectly)             % (or             % if the underwriters exercise their option to purchase additional shares of common stock in full) of our aggregate voting power. For so long as Vedanta continues to control a majority of the voting power, it will generally be able to significantly influence the outcome of all corporate actions requiring approval of the general meeting.

So long as Vedanta continues to control a majority of the voting power of our shares, it will be able to influence the composition of our board of directors and thereby influence our policies and operations, including the appointment of management, future issuances of shares or other securities, the payment of dividends, if any, on shares, the incurrence or modification of debt by us, amendments to our amended and restated certificate of incorporation and the entering into extraordinary transactions, and its interests may not in all cases be aligned with our other stockholders’ interests. In addition, Vedanta may have an interest in pursuing acquisitions, divestitures and other transactions that, in its judgment, could enhance its investment or improve its financial condition, even though such transactions might involve risks to our other stockholders.

As a result, Vedanta and its affiliates’ interests may not be the same as, or may conflict with, the interests of our other stockholders or our interests. Investors in this offering will not be able to affect the outcome of a stockholder vote while Vedanta controls the majority of the voting power in the general meeting. Because Vedanta’s interests may differ from those of our other stockholders, actions that Vedanta takes with respect to us, as our controlling stockholder, may not be favorable to us or to our other stockholders.

If securities analysts do not publish research or reports about our business or if they downgrade our common stock or securities issued by other companies in our sector, the price and trading volume of our common stock could decline.

A trading market for our common stock on NYSE may not develop. Furthermore, any future trading market for our common stock may be affected in part by the research and reports that industry and financial analysts come to publish about us or our business after we become an independent listed company. We do not control these analysts. As a newly public company, we may be slow to attract research coverage. Furthermore, if one or more of the analysts downgrade our common stock or our industry and change their views regarding the shares of any of our competitors or other companies in our sector, or publish inaccurate or unfavorable research about our business, the market price of our common stock could decline. If one or more of these analysts cease coverage of our Company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.

The economic value of your investment may be diluted.

We may, from time to time, need additional funds to implement our growth strategy, acquire target companies or otherwise conduct our activities and we may issue additional common stock. Any additional funds obtained by such a capital increase may dilute your interest in our company or decrease the market price of our common stock.

Holders of our common stock may not receive any dividends.

We are not contractually obligated to pay regular cash dividends on our common stock following this offering. Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, general and economic conditions, our results of operations and financial condition, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and such other factors that our board may deem relevant. Pursuant to the KCM Shareholders Agreement, distributions from Konkola Plc are subject to the Konkola Waterfall prioritizing interest and partial principal on shareholder loans and other specified liabilities, which may limit or delay our ability to receive dividends or other distributions from Konkola Plc, which may limit or delay our ability to receive dividends or other distributions from Konkola Plc, which may in turn limit or delay our ability to declare and pay dividends. See “—Risks Related to our Business—Our holding company structure makes us dependent on the operations of our subsidiaries” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources”.

In addition, our ability to pay dividends is, and may be, limited by covenants of any future outstanding indebtedness we or our subsidiaries incur. Therefore, any return on investment in our common stock may be solely dependent upon the appreciation of the price of our common stock on the open market, which may not occur. See “—Risks Related to our Business—Our holding company structure makes us dependent on the operations of our subsidiaries.”

We will be a “controlled company” within the meaning of the NYSE corporate governance rules. As a result, we will qualify for exemptions from certain U.S. corporate governance requirements and such exemptions could have an adverse effect on our public stockholders.

We have applied to list our common stock on the NYSE. Upon the closing of this offering, Vedanta will continue to control a majority of our common stock. As a result, we will be a “controlled company” within the meaning of the NYSE corporate governance standards. The NYSE Listed Company Manual provides that a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirements:

•	that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	that we have a nominating and governance committee composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	for an annual performance evaluation of the nominating and governance and compensation committees.

We have elected to rely on the “controlled company” exemption provided in the NYSE Listed Company Manual to permit, and we could elect to rely on other exemptions in the future. Our status as a controlled company could cause our common stock to look less attractive to certain investors or otherwise harm the trading price of our common stock.

We qualify as an emerging growth company, and any decision on our part to comply with reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an “emerging growth company,” and, for as long as we continue to be an emerging growth company, we currently intend to take advantage of exemptions from various reporting requirements applicable to other public companies but not to “emerging growth companies,” including, but not limited to, not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our registration statements, periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We will cease to be an emerging growth company upon the earliest of: (i) the last day of the fiscal year in which we have total annual gross revenues of $1.235 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of the completion of this offering; (iii) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; and (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC.

We cannot predict whether investors will find our common stock less attractive if we choose to rely on these exemptions while we are an emerging growth company. Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to avail ourselves of this extended transition period and, as a result, we will not be required to adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies.

There is currently substantial doubt about Konkola Plc’s ability to continue as a going concern.

On December 22, 2023, Konkola Plc and VRHL entered into the Capital Expenditures Support Loan Agreement, pursuant to which VRHL committed to providing a $1 billion capital expenditures support facility to Konkola Plc. As reflected in the consolidated financial statements of Konkola Plc, Konkola Plc reported operating losses of $316.2 million and $559.4 million during the twelve months ended March 31, 2025 and March 31, 2024 respectively. Konkola Plc had deficit cashflows from operating activities of $265.9 million and $2.2 million for the years ended March 31, 2025 and March 31, 2024 respectively. Konkola Plc’s cash and cash equivalents were $14.3 million as of March 31, 2025. These factors raise substantial doubt about Konkola Plc’s ability to continue as a going concern.

On October 30, 2025, Konkola Plc received a letter of financial support from VRL, pursuant to which VRL agreed to provide necessary financial support to Konkola Plc for a minimum period of 12 months. During the period in which Konkola Plc was under the management of the Provisional Liquidator, total production of Konkola Plc (including Integrated and from third-party sources) declined to approximately 54 Ktpa in Fiscal 2024, resulting in operating losses and deficit cashflows. Having already achieved a production run rate of 138 Ktpa of copper (including Integrated and from third party sources) from July 31, 2024 through December 31, 2025 under Vedanta’s management, and with the planned $1.5 billion capital expenditure (which includes proceeds from this offering) which Konkola Plc intends to expend to allow Konkola Plc to ramp-up its copper production, Konkola Plc anticipates that it will be able to generate positive cash flow. Based upon Konkola Plc’s current operating plan and assumptions, Konkola Plc expects that its existing cash balances and expected cash flows from operations, alongside the continuance of the financial support received from Vedanta will be sufficient to fund its operations for at least the next 12 months. Konkola Plc has based this estimate on assumptions that may prove to be wrong, and it could use capital resources sooner than it currently expects.

Konkola Plc or CopperTech may need to raise additional funds. There can be no assurance that Konkola Plc or CopperTech will be able to secure any needed funding, or that if such funding is available, the terms or conditions would be acceptable to Konkola Plc or CopperTech. If Konkola Plc or CopperTech is unable to obtain additional financing when it is needed, Konkola Plc will need to restructure its operations and possibly divest all or a portion of its business. Konkola Plc or CopperTech may seek additional capital through a combination of equity offerings and debt financings. Debt financing, if obtained, may involve agreements that include covenants limiting or restricting Konkola Plc or CopperTech’s ability to take specific actions, such as incurring additional debt, and could increase Konkola Plc or CopperTech’s expenses, require that Konkola Plc or CopperTech’s assets secure such debt, or provide for high interest rates, discounted conversion prices, or other unfavorable terms. Equity financing, if obtained, could result in dilution to Konkola Plc or CopperTech’s then-existing stockholders. If Konkola Plc or CopperTech are unsuccessful in securing additional funding, Konkola Plc may be required to cease operations which could result in Konkola Plc’s stockholders, and by virtue of CopperTech’s ownership interest in Konkola Plc being its only asset, CopperTech’s stockholders, losing all or almost all of their investment.

An active trading market for our common stock may not be sustained, and investors may not be able to resell our common stock at or above the price for which they purchased such common stock.

Prior to this offering, there was no public market for our common stock. Although we intend to apply to list our common stock on NYSE under the trading symbol “CUX”, an active trading market for our common stock may never develop or be sustained following this offering. The initial public offering price was determined by negotiations between us and the underwriters and may not be indicative of market prices of our common stock that will prevail in the open market after the offering. A public trading market having the desirable characteristics of depth, liquidity and orderliness depends upon the existence of willing buyers and sellers at any given time, such existence being dependent upon the individual decisions of buyers and sellers over which neither we nor any market maker has control. The failure of an active and liquid trading market to develop and continue would likely have a material adverse effect on the value of our common stock. The market price of our common stock may decline below the initial public offering price, and you may not be able to sell your shares of our common stock at or above the price you paid in this offering, or at all. An inactive market may also impair our ability to raise capital to continue to fund operations by issuing additional shares of our common stock and may impair our ability to make acquisitions by using any such common stock as consideration.

Substantial future sales of our common stock, or the perception that these sales could occur, may cause the price of our common stock to drop significantly, even if our business is performing well.

A large volume of sales of common stock, or securities convertible into or exercisable or exchangeable for our common stock, into the public market, could decrease the prevailing market price of such securities and could impair our ability to raise additional capital through the sale of equity securities in the future. Even if a substantial number of sales of our common stock or warrants does not occur, the mere perception of the possibility of these sales could depress the market price of our common stock or warrants and have a negative effect on our ability to raise capital in the future.

Additionally, sales of a substantial number of our common stock in the public market could occur at any time after the expiration of the 180-day contractual lock-up period described in the “Underwriting” section of this prospectus (or earlier if such lock-up period is waived by the underwriters). These sales, or the market perception that the holders of a large number of shares of our common stock intend to sell our common stock, could significantly reduce the market price of our common stock and the market price could decline below the initial public offering price. We cannot predict the effect, if any, that future public sales of these shares of our common stock, or the availability of these common stock for sale will have on the market price of our common stock. If the market price of our common stock was to drop as a result, this might impede our ability to raise additional capital and might cause remaining stockholders to lose all or part of their investments.

Further, we cannot predict the size of future issuances of our common stock or other securities or the effect, if any, that future issuances and sales of our securities will have on the market price of our common stock. Sales of substantial amounts of our securities, or the perception that such sales could occur, may adversely affect prevailing market prices for our common stock.

If you purchase common stock in this offering, you will suffer immediate and substantial dilution of your investment.

The initial public offering price of our common stock is substantially higher than the pro forma net tangible book value per share of common stock. Therefore, if you purchase common stock in this offering, you will pay a price per share that substantially exceeds our pro forma net tangible book value per share after this offering. You will experience immediate dilution of $             per share, representing the difference between our pro forma net tangible book value per share after giving effect to this offering and the initial public offering price. See “Dilution” for more detail, including the calculation of the net tangible book value per share of common stock.

We may issue shares of preferred stock in the future, which could make it difficult for another company to acquire us or could otherwise adversely affect holders of our common stock, which could depress the price of our common stock.

Our amended and restated certificate of incorporation will authorize us to issue one or more series of preferred stock. Our board of directors will have the authority to determine the preferences, limitations and relative rights of the shares of preferred stock and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by our stockholders. Our preferred stock could be issued with voting, liquidation, dividend and other rights superior to the rights of our common stock. The potential issuance of preferred stock may delay or prevent a change in control of us, discouraging bids for our common stock at a premium to the market price, and materially adversely affect the market price and the voting and other rights of the holders of our common stock.

As a result of becoming a public company, we will be obligated to develop and maintain proper and effective internal control over financial reporting in order to comply with Section 404 of the Sarbanes-Oxley Act. We may not complete our analysis of our internal control over financial reporting in a timely manner, or these internal controls may not be determined to be effective, which may adversely affect investor confidence in us and, as a result, the value of our common stock.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. We are in the very early stages of the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404 of the Sarbanes-Oxley Act. We may not be able to complete our evaluation, testing and any required remediation in the time required. If we are unable to assert that our internal control over financial reporting is effective, we could lose investor confidence in the accuracy and completeness of our financial reports, which would cause the price of our common stock to decline, and we may be subject to investigation or sanctions by the SEC.

We will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting as of the end of the fiscal year that coincides with the filing of our second annual report on Form 10-K. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. We will also be required to disclose changes made in our internal control and procedures on a quarterly basis. However, our independent registered public accounting firm will not be required to report on the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act until the later of the year following our first annual report required to be filed with the SEC, or the date we are no longer an “emerging growth company” as defined in the JOBS Act if we take advantage of the exemptions contained in the JOBS Act. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating.

Additionally, the existence of any material weakness or significant deficiency would require management to devote significant time and incur significant expense to remediate any such material weaknesses or significant deficiencies and management may not be able to remediate any such material weaknesses or significant deficiencies in a timely manner. The existence of any material weakness in our internal control over financial reporting could also result in errors in our financial statements that could require us to restate our financial statements, cause us to fail to meet our reporting obligations and cause stockholders to lose confidence in our reported financial information, all of which could materially and adversely affect our business and stock price. To comply with the requirements of being a public company, we may need to undertake various costly and time- consuming actions, such as implementing new internal controls and procedures, which has currently been co-sourced to PricewaterhouseCoopers Private Limited, and hiring additional accounting or internal audit staff, which may adversely affect our business, financial condition, results of operations, cash flows and prospects.

The historical financial information in this prospectus may make it difficult to accurately predict our costs of operations in the future.

The historical financial information in this prospectus does not reflect the added costs we expect to incur as a public company or the resulting changes that will occur in our capital structure and operations. For more information on our historical financial information, see the sections entitled “Summary Historical Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements included elsewhere in this prospectus.

Certain provisions of Delaware law and anti-takeover provisions in our organizational documents could delay or prevent a change of control.

Certain provisions of Delaware law and our amended and restated certificate of incorporation and amended and restated bylaws may have an anti-takeover effect and may delay, defer or prevent a merger, acquisition, tender offer, takeover attempt or other change of control transaction that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by our stockholders. These provisions provide for, among other things:

•	the ability of our board of directors to issue one or more series of preferred stock without stockholder approval;

•	no cumulative voting;

•	from and after the Trigger Date (as defined below), the removal of our directors either with or without cause, will require the affirmative vote of holders of at least 66 and 2/3% of the total voting power of our then-outstanding capital stock entitled to vote thereon;

•	from and after the Trigger Date, our stockholders may not take action by consent without a meeting and may only take action at a meeting of stockholders;

•	vacancies on our board of directors will be able to be filled only by our board of directors and not by stockholders;

•	advance notice procedures apply for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders;

•	from and after the Trigger Date, stockholders will be unable to call a special meeting of stockholders; and

•	certain provisions of our amended and restated certificate of incorporation may be amended only by the affirmative vote of holders of at least 66 and 2/3% of the total voting power of our then-outstanding capital stock entitled to vote thereon.

These anti-takeover provisions could make it more difficult for a third party to acquire us, even if the third party’s offer may be considered beneficial by many of our stockholders. As a result, our stockholders may be limited in their ability to obtain a premium for their shares.

Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation that may be initiated by our stockholders and the federal district courts of the United States as the exclusive forum for litigation arising under the Securities Act, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us.

Pursuant to our amended and restated certificate of incorporation to be effective in connection with the closing of this offering, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the United States District Court for the District of Delaware) will, to the fullest extent permitted by law, be the sole and exclusive forum for (i) derivative action, suit or proceeding brought on behalf of our Company, (ii) action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or other employee or stockholder of the Company to the Company or to the Company’s stockholders, (iii) action, suit or proceeding arising pursuant to any provision of the Delaware General Corporation Law (“DGCL”) or our amended and restated certificate of incorporation or our amended and restated bylaws or as to which the DGCL confers jurisdiction to the Court of Chancery of the state of Delaware or (iv) action, suit or proceeding asserting a claim against our Company governed by the internal affairs doctrine. This provision would not apply to any action or proceeding asserting a claim under the Securities Act or the Exchange Act for which the federal courts have exclusive jurisdiction or any other claim for which the federal courts have exclusive jurisdiction.

Furthermore, our amended and restated certificate of incorporation will also provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States will be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, Exchange Act or any other claim for which federal courts of the United States have exclusive jurisdiction, against us or any director, officer, employee or agent of ours.

Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all claims brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Our amended and restated certificate of incorporation will provide that the federal district courts of the United States will, to the fullest extent permitted by law, be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. This means that suits brought by our stockholders to enforce any duty or liability created by the Securities Act must be brought in federal court and cannot be brought in state court.

Section 27 of the Exchange Act creates exclusive federal jurisdiction over all claims brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Accordingly, our amended and restated certificate of incorporation will provide that the exclusive forum provision does not apply to suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Accordingly, actions by our stockholders to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder must be brought in federal court.

Our amended and restated certificate of incorporation will further provide that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have notice of and consented to the provisions of our amended and restated certificate of incorporation described above; however, investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. See “Description of Capital Stock—Anti-Takeover Effects of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and Certain Provisions of Delaware Law—Exclusive Forum.” The forum selection provisions in our amended and restated certificate of incorporation may have the effect of discouraging lawsuits against us or our directors and officers and may limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us. If the enforceability of our forum selection provision were to be challenged, we may incur additional costs associated with resolving such a challenge. While we currently have no basis to expect any such challenge would be successful, if a court were to find our forum selection provision to be inapplicable or unenforceable, we may incur additional costs associated with having to litigate in other jurisdictions, which could have an adverse effect on our business, financial condition and results of operations and result in a diversion of the time and resources of our employees, management and board of directors.

Our business, results of operations, cash flows and financial condition have been and may continue to be adversely affected by changes in geopolitical and global economic conditions.

Prevailing geopolitical and economic conditions from time to time may impact our ability to obtain equity or debt financing in the future on terms favorable to us or at all. Recent global economic and geopolitical events, such as instability in the Middle East, the broad introduction of U.S. tariffs, the war in Ukraine and sanctions on Russia, the renewed U.S.-China trade war, increasing energy costs coupled with supply concerns, increasing inflationary concerns, have created further uncertainty in global financial and equity markets. Any of these economic factors, as well as other related factors such as recession, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses and our operations could be adversely impacted.

Securities of mining companies have experienced and will experience substantial volatility, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include environmental policies, geopolitical disputes and related policies, macroeconomic developments both globally and in the countries where we conduct business and market perceptions of the attractiveness of particular industries. The prices of securities of publicly listed commodity producers are often directly or closely correlated to related commodity prices, and the price of our common stock may be significantly affected by, among other things, short-term movements in commodity prices generally, base or precious metal prices or other mineral or energy sector prices, currency exchange fluctuation and the political and economic environment in the countries in which we do business and globally. To the extent any geopolitical or similar tensions specifically impact Zambian or other African businesses, we may be impacted in ways that some of our competitors are not. Although receiving increased attention from the United States, Zambia has historically had significant economic ties with China. If relationships between Zambia and any significant copper consumers deteriorate, it may adversely impact our ability to sell our products or, in the case of the United States and other Western nations, execute on our strategy, either of which may also adversely impact our stock’s performance.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current views with respect to, among other things, future events and our future business, financial condition, results of operations, prospects, the impact of potential acquisitions and dispositions, our strategy for growth and the use of proceeds of this offering. These statements are often, but not always, made through the use of words or phrases such as “may,” “should,” “could,” “predict,” “potential,” “believe,” “will likely result,” “expect,” “continue,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “projection,” “would” and “outlook,” or the negative version of those words or phrases or other comparable words or phrases of a future or forward-looking nature. These forward-looking statements are not statements of historical fact, and are based on current expectations, estimates and projections about our industry as well as certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

•	production goals or operational objectives;

•	development projects, such as delays, increased costs or challenges in execution;

•	our ability to replace mineral reserves or discover new resources;

•	changes in government policies, laws or taxation;

•	challenges in obtaining, renewing or maintaining permits and licenses;

•	nationalization, expropriation or changes in fiscal regimes;

•	changes to taxation or the introduction of new taxes;

•	regulatory compliance, and legal and regulatory uncertainties, such as litigation or disputes;

•	environmental and social regulatory changes;

•	trade restrictions or changes in trade policies;

•	dependence on key inputs and potential supply shortages or cost increases;

•	infrastructure limitations;

•	power supply disruptions;

•	technical and operational risks in mining activities;

•	reliance on third-party contractors or service providers;

•	concentration of smelters or off-takers;

•	title disputes or encroachment issues;

•	increased competition for resources and personnel;

•	challenges in attracting and retaining qualified personnel;

•	labor relations issues, such as unionization or work stoppages;

•	customer concentration or changes in demand;

•	volatility in commodity prices and economic cycles;

•	difficulty securing financing or managing costs due to inflation or currency fluctuations;

•	environmental incidents or liabilities;

•	non-compliance with permits or regulations;

•	community opposition or reputational risks;

•	illegal mining activities;

•	health crises affecting workforce availability; and

•	other statements regarding our future operations, financial condition, prospects and business strategies.

The forward-looking statements in this prospectus are only predictions and are based largely on our current expectations and projections about future events and trends that we believe may affect our business strategy, financial condition, results of operations, short-term and long-term business operations and objectives and financial needs. These forward-looking statements speak only as of the date of this prospectus and are subject to a number of known and unknown risks, uncertainties and assumptions, including those described in the section entitled “Risk Factors.” Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely upon these forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, performance or achievements. We undertake no obligation to update any of these forward-looking statements for any reason after the date of this prospectus, except as required by law.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus is a part completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by the cautionary statements contained in this section and elsewhere in this prospectus.

USE OF PROCEEDS

We estimate, based upon an assumed initial public offering price of $             per share of common stock (which is the midpoint of the price range set forth on the cover page of this prospectus), that we will receive net proceeds from this offering of approximately $             million (or $             million if the underwriters exercise in full their option to purchase additional shares of common stock), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) the net proceeds to us from this offering by approximately $             million, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each 1,000,000 share increase (decrease) in the number of shares offered by us in this offering would increase (decrease) the net proceeds to us from this offering by approximately $             million, assuming that the price per share for the offering remains at $            , and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We currently intend to contribute the net proceeds of this offering to Konkola Plc with the objectives of further developing Konkola Plc’s operations as follows, in the following priority:

•	$ for the capital development and infrastructure requirements of the underground mine at the Konkola Complex;

•	$ for the TLP upgrades, smelter upgrades and extension of the mining operations at the Nchanga Complex; and

●	for working capital and general corporate purposes.

A portion of the net proceeds of this offering contributed to Konkola Plc will be used to fund the lender’s funding obligations under the Capital Expenditures Support Loan Agreement. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Scheme Loan Agreements.”

The expected use of net proceeds represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve and change. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the factors described under “Risk Factors” in this prospectus, and the occurrence of unforeseen events or changed business conditions could result in the application of the net proceeds of this offering in a manner other than as described above. As a result, our management will retain broad discretion over the allocation of such net proceeds.

Pending our use of the net proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation investments, including, but not limited to, short-term, investment-grade, interest-bearing instruments and U.S. government securities. No assurance can be given that we will invest the net proceeds from this offering in a manner that produces income or that does not result in a loss in value.

DIVIDEND POLICY

We have never declared nor paid a dividend on our capital stock. We currently do not anticipate paying any cash dividends on our common stock after this offering or for the foreseeable future. We intend to retain any earnings for use in our business. Any declaration and payment of future dividends or other distributions to holders of our common stock will be at the discretion of our board of directors in accordance with applicable law and will depend on many factors, including our financial condition, earnings, capital requirements, level of indebtedness, statutory and contractual restrictions applying to the payment of dividends or other distributions and other considerations that our board of directors deems relevant.

Although there are currently no restrictions in our debt agreements or capital structure that would prevent us from paying a dividend in the future as a holding company, our ability to pay dividends on our common stock will depend on our receipt of cash distributions and dividends from our direct and indirect operating subsidiaries. Pursuant to the KCM Shareholders Agreement, distributions from Konkola Plc are subject to the Konkola Waterfall prioritizing interest and partial principal on shareholder loans and other specified liabilities, which may limit or delay our ability to receive dividends or other distributions from Konkola Plc. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources”. Furthermore, our operating subsidiaries may be similarly impacted by, among other things, the terms of any preferred equity securities, contractual restrictions and provisions of applicable law and may issue in the future, debt agreements containing restrictive covenants.

Accordingly, you may need to sell your shares of our common stock to realize a return on your investment, and you may not be able to sell your shares at or above the price you paid for them. See “Risk Factors—Risks Relating to our Common Stock and the Offering—An active trading market for our common stock may not be sustained, and investors may not be able to resell our common stock at or above the price for which they purchased such common stock.”

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2025 on an actual basis as well as on a pro forma basis to reflect:

•	the Transactions; and

•	our issuance and sale of shares of common stock, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table, together with the information contained in this prospectus, including the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Use of Proceeds” and the historical financial statements and related notes included elsewhere in this prospectus.

As of March 31, 2025
(in thousands, except per share and share data)	Actual	Pro forma(1)
Cash and cash equivalents
Debt:
Total indebtedness
Stockholders’ equity:
Common stock, no par value, shares authorized, actual; shares issued and outstanding, actual; shares authorized, as adjusted; shares issued and outstanding pro forma
Total stockholders’ equity
Total capitalization

(1)	Pro forma reflects the Transactions and this offering.

Each $1.00 increase (decrease) in the assumed initial public offering price of $             per share (which is the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) each of cash and cash equivalents, total stockholders’ equity and total capitalization on a pro forma basis by approximately $             million, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each 1,000,000 share increase (decrease) in the number of shares of common stock offered in this offering would increase (decrease) the net proceeds to us from this offering by approximately $             million, assuming that the price per share for the offering remains at $             per share, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the pro forma net tangible book value per share of our common stock after this offering. Net tangible book value per share is determined by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of shares of common stock outstanding.

Dilution is the amount by which the offering price paid by the purchasers of the common stock in this offering exceeds the pro forma net tangible book value per share of common stock after the offering. After giving effect to the Transactions and the assumed sale of our common stock in the aggregate amount of $             in this offering at an assumed offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of March 31, 2025 would have been approximately $            , or $             per share. This represents an immediate increase in pro forma net tangible book value per share of $             to existing stockholders and immediate decrease of $             per share in pro forma net tangible book value per share to new investors participating in this offering.

The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share of our common stock	$
Pro forma net tangible book value per share of common stock as of March 31, 2025 (without giving effect to this offering)
Increase per share attributable to payments by new investors
Pro forma net tangible book value per share of common stock after this offering
Dilution per share of our common stock to new investors in this offering	$

The dilution information discussed above is illustrative only and may change based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase or decrease in the assumed initial public offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, our pro forma net tangible book value per share to new investors by $            , and would increase or decrease, as applicable, dilution per share to new investors purchasing shares of common stock in this offering by $            , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million in the number of shares of our common stock offered by us would increase or decrease, as applicable, our pro forma net tangible book value by approximately $             per share and increase or decrease, as applicable, the dilution to new investors purchasing shares of common stock in this offering by $             per share, assuming the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters’ option to purchase additional shares of our common stock from us is exercised in full, the pro forma net tangible book value per share of our common stock would be $             per share, and the dilution in net tangible book value per share to new investors purchasing shares of common stock in this offering would be $             per share.

The following table summarizes, as of                   , after giving effect to the Transactions and this offering, the difference between existing investors and new investors in this offering with respect to the aggregate number of shares of common stock purchased and the total consideration and average price per share of common stock paid to us (assuming that none of the shares of common stock sold in this offering are purchased by existing investors):

	Number	Percent	Amount (in millions)	Percent	Average Price Per Share
Existing Investors
New Investors
Total

We may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

The dilution information above is for illustrative purposes only. Our as adjusted net tangible book value following the consummation of this offering is subject to adjustment based on the actual initial public offering price of our shares and other terms of this offering determined at pricing.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

The following unaudited pro forma condensed consolidated combined financial data reflects the impact of the Resumption of Control, the Transactions and this offering. CopperTech was formed on January 30, 2025. CopperTech currently has no assets or liabilities and has conducted no operations to date other than in connection with its incorporation and this offering. Following the completion of the Transactions, CopperTech will be a holding company whose sole asset will consist of its 79.42% equity interest in Konkola Plc.

The following unaudited pro forma condensed consolidated combined statement of operations for the year ended March 31, 2025 and for the nine months ended December 31, 2025 gives effect to the Resumption of Control, the Transactions and this offering, as if each of the Scheme of Arrangement and the Transactions had occurred on April 1, 2024. The unaudited pro forma condensed consolidated balance sheet as of December 31, 2025 gives effect to the Transactions and this offering as if they had occurred on December 31, 2025.

We have derived the unaudited pro forma condensed consolidated combined statements of operations data and unaudited pro forma condensed consolidated combined balance sheet data from the historical financial statements of CopperTech and the historical financial statements of Konkola Plc included elsewhere in this prospectus. The historical financial data of CopperTech has been adjusted in this unaudited pro forma condensed consolidated combined financial data to give effect to events that are directly attributable to the Resumption of Control, the Transactions and this offering, that are factually supportable and, with respect to the statements of operations data, are expected to have a continuing impact on CopperTech. The unaudited pro forma condensed consolidated combined financial data reflects adjustments that are described in the accompanying notes and are based on available information and certain assumptions we believe are reasonable but are subject to change. The Transactions have been accounted for as common control Transactions, as the entities subject to the Transactions are under the control of the same stockholders both before and after the Transactions. The Transactions have been accounted for at historical cost.

The adjustments related to this offering are described in the notes to the unaudited pro forma condensed consolidated combined financial data and principally include the following:

•	the Resumption of Control, as described in the section entitled “—Scheme of Arrangement and Resumption of Control”;

•	the Transactions, as described in the section entitled “—Summary of the Transactions”; and

•	the issuance of shares of our common stock in this offering in exchange for net proceeds of approximately $ (based on an assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus), after deducting the underwriting discounts and commissions but before estimated offering expenses payable by us.

Except as otherwise indicated, the unaudited pro forma consolidated combined financial data presented assumes no exercise by the underwriters of their option to purchase additional shares of common stock in the offering.

As a public company, we will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. We expect to incur additional annual expenses related to these additional procedures and processes including, among other things, additional directors’ and officers’ liability insurance, director fees, transfer agent fees, costs relating to additional accounting, legal and administrative personnel, increased auditing, tax and legal fees, stock exchange listing fees and other public company expenses. We have not included any pro forma adjustments relating to these costs in the information below.

The pro forma condensed consolidated combined financial statements and related notes have been prepared by management in accordance with Article 11 of Regulation S-X and are provided for illustrative purposes only. The unaudited pro forma condensed consolidated combined financial data should not be relied upon as being indicative of our results of operations or financial condition had the Resumption of Control, the Transactions or this offering occurred on the dates assumed. The unaudited pro forma condensed consolidated combined financial data also does not project our results of operations or financial position for any future period or date. The unaudited pro forma condensed consolidated combined statement of operations and balance sheet data should be read in conjunction with the “Risk Factors,” “Prospectus Summary—Summary Historical and Unaudited Pro Forma Condensed Consolidated combined Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

As of December 31, 2025
(in thousands, except share amounts)	Konkola Copper Mines Plc	Vedanta Resource Jersey Limited	Pro Forma Adjustments	Notes	Pro Forma CopperTech Metals Inc.
ASSETS
Current assets
Cash and cash equivalents
Restricted cash and cash equivalents
Accounts receivable, net
Inventories
Prepaid expenses and others
Total current assets
Property, plant, equipment and mine development, net
Goodwill
Other non-current assets
Total assets
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities
Advance from customers
Current portion of debt
Other current liabilities
Income taxes payable
Total current liabilities
Long-term debt less current portion of debt, related party debt
Long-term debt less current portion of debt
Other non-current liabilities
Asset retirement obligations
Long-term employee benefits
Deferred tax liability
Total liabilities
Stockholders’ equity
Common shares with no par value
Additional paid-in capital
Accumulated deficit
Total equity attributable to CTM Inc and subsidiaries
Non-controlling interests
Total shareholder’s equity
Total liabilities and stockholders’ equity

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS

For the nine months ended December 31, 2025
(in thousands, except share amounts)	Konkola Copper Mines Plc	Vedanta Resource Jersey Limited	Pro Forma Adjustments	Notes	Pro Forma CopperTech Metals Inc.
Net sales
Cost of sales
Gross loss
Selling, general and administrative expenses
Operating loss
Other income (expense)
Other income
Foreign exchange gain (loss), net Reorganization items, net Interest expenses, net
Other expense, net
Loss before income tax benefit
Income tax benefit
Net loss
Net loss attributable to non-controlling interest
Net loss per share attributable to common stockholders
Basic
Diluted
Weighted-average number of common shares outstanding
Basic
Diluted
Equity Structure

	Share Capital	Number of Issued Shares	Par Value
Before Transaction
CopperTech Metals Inc.

	Share Capital	Number of Issued Shares	Par Value
After Transaction
CopperTech Metals Inc.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED COMBINED STATEMENTS OF OPERATIONS

For the year ended March 31, 2025
(in thousands, except share amounts)	Konkola Copper Mines Plc	Vedanta Resource Jersey Limited	Pro Forma Adjustments	Notes	Pro Forma CopperTech Metals Inc.
Net sales
Cost of sales
Gross loss
Selling, general and administrative expenses
Operating loss
Other income (expense)
Other income
Foreign exchange gain (loss), net Reorganization items, net Interest expenses, net
Other expense, net
Loss before income tax benefit
Income tax benefit
Net loss
Net loss attributable to non-controlling interest
Net loss per share attributable to common stockholders
Basic
Diluted
Weighted-average number of common shares outstanding
Basic
Diluted
Equity Structure

	Share Capital	Number of Issued Shares	Par Value
Before Transaction
CopperTech Metals Inc.

	Share Capital	Number of Issued Shares	Par Value
After Transaction
CopperTech Metals Inc.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED COMBINED FINANCIAL STATEMENTS

Note 1. Basis of Presentation

The accompanying unaudited pro forma condensed consolidated combined financial data is derived from the historical financial statements of CopperTech, VRJL and Konkola Plc, for the periods presented as a part of unaudited pro forma condensed consolidated combined financial data.

The Transactions were completed on                  , 2025. The Transactions involved the transfer of 100% of the equity interests in VRJL by VRL to CopperTech, 79.42% of the equity interests in Konkola Plc by VRHL to VRJL, resulting in Konkola Plc and VRJL becoming subsidiaries of CopperTech. Following the completion of the Transactions, CopperTech will be a holding company, and its sole material asset will consist of its 79.42% ownership interest in Konkola Plc, which it holds indirectly through its wholly owned subsidiary—VRJL. The Transactions have been accounted for as common control Transactions, as the entities subject to the Transactions are under the control of the same stockholders both before and after the Transactions.

The unaudited pro forma condensed consolidated combined statement of operations for the year ended March 31, 2025 and for the nine months ended December 31, 2025 gives effect to the Resumption of Control, the Transactions and this offering, as if each of the Scheme of Arrangement and the Transactions had occurred on April 1, 2024. The unaudited pro forma condensed consolidated balance sheet as of December 31, 2025 gives effect to the Transactions and this offering, as if they had occurred on December 31, 2025.

The pro forma condensed consolidated combined financial statements and related notes have been prepared by management in accordance with Article 11 of Regulation S-X and are provided for illustrative purposes only. The unaudited pro forma condensed consolidated combined financial data should not be relied upon as being indicative of our results of operations or financial condition had the Resumption of Control and the Transactions, including this offering, occurred on the dates assumed. The unaudited pro forma condensed consolidated combined financial data also does not project our results of operations or financial position for any future period or date.

The unaudited pro forma condensed consolidated combined financial data has been compiled in a manner consistent with the accounting policies adopted by us.

Note 2. Notes detailing adjustments to Unaudited Pro forma Condensed Consolidated Balance Sheet and Unaudited Pro forma Condensed Consolidated Combined Statement of Operations

(a)	Acquisition of Konkola Plc

Pursuant to the Scheme of Arrangement and the related petition to wind up Konkola Plc filed on May 21, 2019, the High Court of Zambia appointed the Provisional Liquidator to oversee the operations of Konkola Plc. All significant decision-making powers, including the carrying on of the business of Konkola Plc, and control over all assets of Konkola Plc, was transferred to the Provisional Liquidator. Accordingly, VRL deconsolidated Konkola Plc with effect from May 21, 2019.

On November 6, 2023, VRL, VRHL, ZCCM and Konkola Plc entered into the KCM Shareholders Agreement setting out the terms for VRHL to regain control of Konkola Plc and resume full operations. The Scheme of Arrangement was subsequently sanctioned by the High Court of Zambia on June 28, 2024, and became effective on July 31, 2024, thus reinstating the board of directors of Konkola Plc. VRHL’s re-instatement of control over Konkola Plc meets the definition of business combination as per the principles of ASC 805 - Business Combinations. Hence, the transaction was recorded using the acquisition method in consolidated financial statements of VRL in accordance with ASC 805-Business Combinations.

Thereafter, the Transactions were completed on             , 2025 as mentioned in “Note 1. Basis of Presentation”.

Following is the summary of net assets acquired and calculation of goodwill:

(b)	Purchase Consideration: Nil

The assets and liabilities recognized (other than deferred tax liability) on the date of re-consolidation:

Particulars	Amount
Property, plant and equipment
Mining rights
Other non-current assets
Inventories
Trade and other receivables
Cash and cash equivalents
Deferred tax assets
Total Assets (A)
Borrowings
Provisions
Trade and other payables
Other non-current liability
Total Liabilities (B)
Net assets acquired (C) = (A)-(B)

(c)	Calculation of Goodwill

Particulars	Amount
Fair value of existing stake
Fair value of non-controlling interest (NCI)
Deferred tax liability acquired
Non-equity non-controlling interests
Less: Fair value of net assets acquired other than deferred tax asset
Goodwill

(d)	Depreciation and Amortization

Reflects incremental amortization expense for the year ended March 31, 2025, on property, plant and equipment and intangible assets acquired in connection with the re-consolidation of Konkola Plc. Incremental depreciation and amortization expenses have been calculated as follows:

Asset Class	Fair Value	Estimated Life (Years)	Nine months ended December 31, 2025	Year ended March 31, 2025
Property, plant and equipment
Intangible assets

(e)	Deferred tax

Reflects the reversal of deferred tax liabilities on account of depreciation and amortization expenses on fair value recognized related to property, plant and equipment and intangible assets on the date of re-consolidation.

(f)	Transaction adjustment

Reflects the adjustments on account of:

(i)	issuance of shares with additional paid-in capital of $ by CopperTech to acquire 100% of the equity interests in VRJL from VRL.

(ii)	issuance of shares with additional paid-in capital of $ by VRJL to acquire 79.42% of the equity interests in Konkola Plc.

(iii)	issuance of number of shares with additional paid-in capital of $ by CopperTech to re-acquire the shares issued by VRJL to acquire Konkola Plc in point (ii) above.

(g)	Elimination of share capital and other reserves.

Reflects the elimination of Konkola Plc’s and VRJL’s common share capital, special share capital, pre-acquisition additional paid-in capital and accumulated deficit.

(h)	Transaction costs

No material transaction costs have been incurred or are expected to be incurred in connection with the Transactions. Accordingly, no adjustment for transaction expenses has been recorded in the accompanying unaudited pro forma condensed consolidated combined financial data.

(i)	Offering

Reflects the issuance of              shares of our common stock in this offering in exchange for net proceeds of approximately $             (based on an assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus), after deducting the underwriting discounts and commissions but before estimated offering expenses payable by us.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

References to “we,” “us,” and “our” in this Management’s Discussion and Analysis of Financial Condition and Results of Operations refer to Konkola Plc as CopperTech’s predecessor for the years ended March 31, 2024 and March 31, 2025.

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes appearing elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should read the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. Certain total amounts may not sum due to rounding.

Overview

CopperTech is a U.S. domiciled corporation that seeks to capitalize on what we expect to be an unprecedented copper demand cycle that has the potential to lead to more demand for copper in the next 25 years than has been produced throughout all of human history. Our mission is to ‘Power the Copper Century’ by meeting America’s rapidly growing demand for critical minerals as this cycle develops. We will focus our production of critical minerals on copper and cobalt, which are essential for high-growth end-markets including AI infrastructure, data centers, grid modernization and electrification. As we seek to upgrade our Mineral Resource classifications and continue to explore within our existing significant copper and cobalt endowment, we intend to pursue and leverage state-of-the-art technologies in a strong and sustainable manner to maximize the results of our efforts.

Our flagship asset, Konkola Plc, is a high-grade copper and cobalt producer strategically located in Zambia’s Copperbelt Province. Konkola Plc is 79.42% owned by CopperTech and 20.58% owned by ZCCM, a diversified mining investments and operations company listed on the Lusaka Stock Exchange. From 2004 to 2019, Konkola Plc has invested over $3 billion into its capital expenditure, funded from cash generated from operations and from shareholder loans. Over the next five years, Konkola Plc intends to expend an additional $1.5 billion into its operations, with a goal of driving an increase in copper production to an average of approximately 250 Ktpa over the remaining operational mine life of Konkola Plc from Fiscal 2029. In addition to CopperTech’s investment of the proceeds from this offering in Konkola Plc, such expenditure is expected to consist of Konkola Plc’s reinvestment of cash generated from its operations and additional financing, as required.

With such production increases, we are aiming for Konkola Plc to become one of the top copper producing mines by volume globally and an important part of total Zambian cobalt production. Beyond production expansion at Konkola Plc, we intend to invest in exploration activities within the KCM Complex and in select international jurisdictions to support longer-term Mineral Resource development.

While traditional copper producers rely on decades-old operating processes, CopperTech continues to build a technology-led copper business across our mining and plant operations to increase the productivity, safety and sustainability of our operations. For example, the installation of a new smelter at Nchanga has enabled us to capture 99.5% of sulfur emissions from the smelter operations. In addition, we intend to continue using technology, including AI-based technology, aimed at delivering real-time ore grade optimization to increase recovery rates, conducting predictive maintenance to reduce unplanned downtime, deploying automated quality control to ensure consistent premium product, process optimization to drive a reduced carbon footprint and establishing remote monitoring capabilities to enable 24/7 expert oversight. Through strategic collaborations with technology specialists, we expect to improve our operating performance, de-risk our expansion and expand our resource base through the deployment of leading geophysical, analytical and AI technologies. Similarly, we intend to pursue collaborations to further enhance the efficiency and profitability of our business. We believe this technology-focused approach will also lead to enhanced performance standards designed to mitigate environmental impacts, which will elevate the standards for responsible mining that conventional miners cannot easily replicate.

Konkola Plc owns a complex of integrated mines and concentrators, a smelter, refinery, tailings leach plant and associated infrastructure in Zambia’s Copperbelt Province. Our only material mining property is the KCM Complex. Konkola Plc’s assets are well integrated into regional mining and export routes, including major highways that provide a stable link from our production centers to Western markets.

Basis of Presentation

Scheme of Arrangement and Resumption of Control

Beginning with Vedanta’s acquisition of a controlling interest in Konkola Plc in 2004, Konkola Plc became a Vedanta-led operation in which ZCCM continued as a minority shareholder. After more than a decade of operating alongside ZCCM, the parties became involved in a shareholder dispute in 2019, resulting in ZCCM filing a petition in the High Court of Zambia seeking to wind up Konkola Plc. As a result of the winding-up petition, the High Court of Zambia appointed the Provisional Liquidator to oversee the operations of Konkola Plc. During this period, Konkola Plc and the KCM Complex were under the control of the Provisional Liquidator, and total copper production of Konkola Plc (including Integrated and from third party sources) fell to a low of approximately 54 Ktpa in Fiscal 2024, as compared to copper production amounts (including Integrated and from third-party sources) of approximately 180 Ktpa, 195 Ktpa and 177 Ktpa during Fiscal 2017, Fiscal 2018 and Fiscal 2019, respectively. In 2023, Vedanta and ZCCM resolved the dispute through a scheme of arrangement under which Vedanta resumed operational control of Konkola Plc and committed to an investment program and revised cooperation framework. This was memorialized by the KCM Shareholders Agreement. The Scheme of Arrangement with respect to legacy creditor claims was sanctioned by the High Court of Zambia on June 28, 2024, and became effective on the Scheme Effective Date, July 31, 2024 (see “Business—Legal Proceedings—Scheme of Arrangement”). Upon the Scheme Effective Date, the Provisional Liquidator was removed and VRHL’s control and ownership of Konkola Plc was reinstated.

Non-Controlling Interest

CopperTech owns a 79.42% interest in Konkola Plc, with the remaining 20.58% held by ZCCM (the “Non-Controlling Interest”). The audited financial statements of CopperTech’s predecessor, Konkola Plc, for the years ended March 31, 2024 and March 31, 2025, together with the related discussion and analysis set forth below, reflect the results of operations and financial position of Konkola Plc as a whole, including the interests attributable to the Non-Controlling Interest. For impact of the Non-Controlling Interest to the consolidated financial data of CopperTech following the Transactions, see the section entitled “Unaudited Pro Forma Consolidated Financial Data”.

Business Segments

We operate as a single reportable segment, consistent with the internal reporting provided to the Chief Operating Decision Maker (“CODM”), who is responsible for allocating resources and assessing performance. The CODM reviews financial information on a consolidated basis, and no discrete financial information is prepared or reviewed for separate business units.

Accordingly, all required disclosures under ASC 280 – Segment Reporting, including significant segment expenses, measures of segment profit or loss, and other segment items, are presented within the consolidated financial statements. We have disclosed entity-wide information, including revenue by product and geographic area, as required.

The CODM uses consolidated net income as the primary measure of segment performance.

Key Operational and Financial Highlights

We use the following key business metrics and certain non-GAAP measures to evaluate our business, measure our performance, develop financial forecasts and make strategic decisions. The following table presents a summary of our key financial and operational metrics for the years ended March 31, 2025 and 2024.

	Year Ended March 31,
($, in thousands, unless otherwise stated)	2025	2024
Net sales	406,308	438,161
Operating loss	(316,182)	(559,420)
Net (loss)/income	1,010,792	(442,681)
EBITDA(1)	1,105,687	(195,809)
Adjusted EBITDA(1)	(202,790)	(455,859)

Operating Metrics:
Payable copper produced (lb, in thousands)	106,349	119,268
Payable copper sold (lb, in thousands)	102,081	126,382
Cash cost (C1) (measured in $/ lb Cu)(1)	5.67	7.42
All-in sustaining cost (AISC) (measured in $/ lb Cu)(1)	6.93	9.48
Realized copper price (RCP) (measured in $/ lb Cu)(1)	3.84	3.33

(1)	EBITDA, Adjusted EBITDA, cash cost, all-in sustaining cost and realized copper price are non-GAAP financial measures. For the definition of these measures and a reconciliation to the most directly comparable financial measure calculated and presented in accordance with GAAP, please see “—Non-GAAP Measures” below.

The principal factors in evaluating our financial condition and operating results for the year ended March 31, 2025, as compared to the year ended March 31, 2024, are:

•	Net sales: For the year ended March 31, 2025, our net sales decreased by $31.9 million or 7%, compared to the year ended March 31, 2024. The decrease was primarily due to a 19% decrease in copper volumes sold during the year ended March 31, 2025, which was partially offset by 16% higher realized copper prices.

•	Operating loss: For the year ended March 31, 2025, our operating loss decreased by $243.2 million, or 43%, compared to the year ended March 31, 2024. The decrease was primarily due to a lower cost of sales with improved production efficiencies and less expenses related to provisional liquidation related matters during Fiscal 2025, which was partially offset by a decrease in net sales.

•	Net (loss) / income: For the year ended March 31, 2025, our net income increased by $1.5 billion, or 328%, compared to the year ended March 31, 2024. This increase was primarily due to a gain of $1.4 billion arising from the accounting for provisions and related debt modifications pursuant to the Scheme of Arrangement, recognized in accordance with ASC 852, Reorganizations. Additional contributors to the increase included reductions in cost of sales, administrative expenses and interest expenses. These effects were partially offset by foreign exchange losses.

•	EBITDA: For the year ended March 31, 2025, our EBITDA increased by $1.3 billion, or 665%, compared to the year ended March 31, 2024. The increase was primarily driven by the gain of $1.4 billion arising from the accounting for provisions and related debt modifications pursuant to the Scheme of Arrangement, recognized in accordance with ASC 852, Reorganizations. Additional contributors to the increase included lower cost of sales with improved production efficiencies and reduction of expenses related to liquidation related matters during Fiscal 2025. These effects were partially offset by a decrease in net sales and increase in foreign exchange losses.

•	Adjusted EBITDA: For the year ended March 31, 2025, our Adjusted EBITDA loss decreased by $253.1 million, or 56%, compared to the year ended March 31, 2024. The change was primarily due to lower cost of sales with improved production efficiencies and reduction of expenses related to liquidation related matters during Fiscal 2025 which was partially offset by a decrease in net sales.

•	Cash Cost (C1): For the year ended March 31, 2025, our cash cost decreased by $1.75 per pound, or 24%, compared to the year ended March 31, 2024. The decrease was primarily due to improved production efficiencies, lower cost of sales due to reduced third-party concentrate processing and lower administrative expenses related to provisional liquidation matters.

•	All-In Sustaining Cost: For the year ended March 31, 2025, our all-in sustaining cost decreased by $2.55 per pound, or 27%, compared to the year ended March 31, 2024. The decrease was primarily due to lower interest expenses following the implementation of the Scheme of Arrangement.

•	Realized Copper Price: For the year ended March 31, 2025, our realized copper price increased by $0.52 per pound, or 16%, compared to the year ended March 31, 2024. The increase was primarily driven by a higher average selling price of copper in Fiscal 2025 compared to Fiscal 2024.

Non-GAAP Measures

EBITDA and Adjusted EBITDA

EBITDA and Adjusted EBITDA are non-GAAP financial measures used by management as a supplemental measure of the performance of our business.

We believe this additional information will assist analysts, investors and other stakeholders of the Company in better understanding our ability to generate liquidity from our business, by excluding other non-recurring items from the calculation as they are not indicative of the performance of our core mining business and do not necessarily reflect the underlying operating results for the periods presented.

We define EBITDA as net (loss)/income before interest expense, income tax expense (benefit), depreciation. We define Adjusted EBITDA as EBITDA adjusted to exclude foreign exchange gain (loss) and other non-recurring items such as reorganization items.

The following is a reconciliation of our net (loss)/income to EBITDA and Adjusted EBITDA:

	Year Ended March 31,
	2025	2024

($, in thousands, unless otherwise stated)
Net (loss)/income	1,010,792	(442,681)
Interest expenses, net	106,435	202,599
Income tax benefit	(116,722)	(53,248)
Depreciation	105,182	97,521
EBITDA	1,105,687	(195,809)
Reorganization items, net(1)	(1,358,714)	—
Foreign exchange gain (loss), net	50,237	(260,050)
Adjusted EBITDA	(202,790)	(455,859)

(1)	Represents gain on discounting of liabilities under the Scheme of Arrangement.

Cash cost and All-in sustaining cost (AISC)

Cash cost and all-in sustaining cost are non-GAAP measures related to our copper mine operations. We believe that cash cost and all-in sustaining cost enables investors to better understand the performance of our copper operations in comparison to other copper producers who present results on a similar basis. Management uses this to better evaluate the costs of copper production.

We define cash cost as the sum of cost of sales, selling, general and administrative expenses, adjusted to exclude royalties and depreciation. Cash cost is measured on a per pound of copper basis.

We define all-in sustaining costs as the sum of cost of sales, selling, general and administrative expenses, royalties, sustaining capital expenditures, interest expenses, net, adjusted to exclude royalties and depreciation. All-in sustaining cost is measured on a per pound of copper basis.

The following is a reconciliation of our cost of sales to cash cost and all-in sustaining cost:

	Year Ended March 31,
($, in thousands, unless otherwise stated)	2025	2024
Cost of sales	631,100	808,311
Royalties	(14,603)	(15,169)
Depreciation	(105,182)	(97,521)
Selling, general and administrative expenses	91,390	189,270
Total Cash Cost	602,705	884,891

Royalties	14,603	15,169
Sustaining capital expenditures	13,206	28,274
Interest expenses, net	106,435	202,599
All-In Sustaining Cost (AISC)	736,949	1,130,933

Payable copper produced (lb in thousands)	106,349	119,268

Cash Cost (C1) per pound ($/ lb Cu)	5.67	7.42
All-in Sustaining Cost per pound ($ / lb Cu)	6.93	9.48

Realized copper price

Realized copper price is a non-GAAP measure calculated from net sales, net of distribution costs.

Management believes this provides investors and analysts with a more accurate measure with which to compare to market copper prices and to assess our copper sales performance. For those reasons, management believes that this measure provides a reflection of Konkola Plc’s past performance and is an indicator of its expected performance in future periods.

Our realized copper prices are typically lower than the LME benchmark price primarily due to standard commercial adjustments that are customary in the copper industry. These include refining charges applicable to anode sales, freight deduction from mine to the customer port, terminal handling charges, and payability adjustments on copper cobalt alloy and concentrate sales. These factors represent normal industry practices and are incorporated into our commercial terms based on product specifications, logistics, and prevailing market conditions.

The following is a reconciliation of Konkola Plc’s net sales to realized copper price:

	Year Ended March 31,
($, in thousands, unless stated otherwise)	2025	2024
Net sales	406,308	438,161
Distribution costs	(13,931)	(17,884)
Total realized sales	392,377	420,277
Payable copper sold (lb in thousands)	102,081	126,382
Realized copper price ($ / lb Cu)	3.84	3.33

Non-GAAP financial measures, including Adjusted EBITDA, cash cost, all-in sustaining cost and realized copper price are utilized by us to provide additional insights into our financial and operational performance that may not be apparent from GAAP measures alone. These supplemental measures can aid in the comparability of our performance across different reporting periods by eliminating the effects of certain items that can vary significantly from one period to another, such as non-operating items and other non-recurring or non-cash adjustments. Management finds these supplemental measures useful in assessing financial performance, operational efficiency, making strategic decisions and providing supplemental analysis of our ability to generate cash, service debt and fund investments.

However, these non-GAAP measures have limitations and should not be considered in isolation or as a substitute for the GAAP financial measures. One key limitation is the lack of standardization, which means they may be defined and calculated differently by other companies, potentially leading to reduced comparability. Additionally, these measures may exclude costs that are necessary to understand our overall financial performance. For instance, Adjusted EBITDA adjusts net income for certain items, but it is important to recognize that we may incur similar expenses in the future.

Investors and analysts are encouraged to evaluate each of these adjustments and the reasons management considers them appropriate for supplemental analysis. These measures may not be indicative of future performance and may not be comparable to similarly titled measures used by other companies, thereby diminishing their utility. In summary, while non-GAAP measures can provide valuable additional context, they should be used in conjunction with the most directly comparable GAAP financial measures to ensure a balanced and comprehensive analysis of our financial results.

Key Factors Affecting our Performance

Our financial performance is substantially derived from the sale of copper extracted from the KCM Complex. The key factors affecting our results of operations and financial performance are as follows:

Production at existing operations

The most significant factor affecting our results of operations is the quantity of metal produced at the KCM Complex. Copper production for the year ended March 31, 2025, was 11% or 6 Kt lower than the previous year primarily due to a four-month care and maintenance period. Mined metal production for the year ended March 31, 2025 was 15% higher than the previous year, with Konkola Complex production of 14 Kt, Nchanga Complex production of 2 Kt and 17 Kt produced by the Tailings Leach Plant. This increase in production was due to improved recovery efficiencies at the Nchanga Complex.

Since the Resumption of Control on July 31, 2024, Vedanta has deployed $125 million to refurbish the assets at the KCM Complex and restore operations. Under Vedanta’s management, Konkola Plc has achieved a production run rate of 138 Ktpa of copper (including Integrated and from third party sources) from July 31, 2024 through December 31, 2025. Operating loss shown for the year ending March 31, 2025 is primarily due to the ramp-up phase, refurbishment costs and a four-month care and maintenance period, totaling $216 million in associated expenses.

A summary of our operating performance for the years ended March 31, 2025 and March 31, 2024 is presented in the table below:

	Year Ended March 31,
Copper production	UOM	2025	2024	$ Change	% Change

Total copper produced	Kt	48.2	54.1	(5.9)	-11%
Sales, excluding purchases	Kt	46.3	57.3	(11.0)	-19%
Realized copper price	$ per Kt, in thousands	8,474	7,331	1,143	16%

	Year Ended March 31,
Copper production by site	UOM	2025	2024	$ Change	% Change
Konkola Complex
Total ore mined	Kt	518.9	551.4	(32.5)	-6%
% Cu	% Cu	3.0	3.2	(0.2)	-7%
Recovery % TCu	%	87.1	88.6	(1.5)	-2%
Copper in Concentrates	Kt	13.6	15.6	(2.0)	-13%

Nchanga Complex
Total ore mined	Kt	5,265.4	5,540.1	(274.7)	-5%
% Cu	% Cu	0.9	1.0	(0.1)	-9%
Recovery % TCu	%	4.9	2.2	2.7	124%
Copper in Concentrates	Kt	2.3	1.2	1.1	93%

Tailings Complex (Tailings Leach Plant)
Total Tailings treated	Kt	6,445.4	6,233.8	211.6	3%
Head grade (LOM Avg.)	% Cu	0.37	0.34	0.03	9%
Recovery (LOM Avg.)%		70.6	54.9	15.7	29%
Primary copper	Kt Cu	17.0	11.9	5.1	43%

Price of copper

Global prices for copper are a key driver of our performance. Copper consumption is largely associated with industrial production and tends to follow economic cycles, with demand for copper products increasing during phases of economic growth, which often leads to higher prices, and vice versa. Changes in the price of copper affect our results of operations. The changes in these prices result from numerous factors that are beyond our control, including global supply and demand of copper, expectations with respect to the rate of inflation, the exchange rates of the United States dollar to other currencies, interest rates, forward selling by producers, central bank sales and purchases, production and cost levels in major producing regions, global or regional political, economic or financial situations and global or regional pandemics. Further, the increase in demand for electricity, the development of new energy sources and the rapid development of the electronics industry have resulted in the growth of demand for copper. Such growth coupled with the constrained supply of copper due to resource development, production costs and copper mine output has resulted in recent increases in copper prices. Copper prices are also influenced by international political and economic environment given copper’s importance as an industrial raw material.

Tariffs

Effective August 1, 2025, the U.S. government has implemented a 50% tariff on semi-finished copper products and copper-intensive derivatives, citing national security concerns. While these tariffs currently exclude raw copper forms such as ores and cathodes, which are our primary products, there remains a risk that future policy changes could expand the scope of tariffs to include additional copper product categories, including cathodes. In addition, the U.S. administration has mandated that 25% of U.S.-produced copper materials be sold domestically, which could affect global market dynamics and pricing. We are actively monitoring these developments and evaluating opportunities to expand relationships with U.S. refiners and processors that may benefit from increased domestic supply requirements. However, any broadening of tariff coverage or further trade restrictions could adversely affect our ability to access key export markets, reduce our pricing competitiveness, and increase compliance costs, which may in turn negatively impact our revenues and profitability.

Development projects and exploration

We are currently implementing a phased expansion plan aimed at increasing our annual copper production to between 140 and 160 Ktpa, compared to approximately 48 Kt produced in the year ended March 31, 2025. We are also in the process of installing a new pump station at the 1,390 meter level at the Konkola Complex that will provide for additional dewatering capacity of approximately 290,000 cubic meters of water per day. Our expansion plans require investment in pump stations, water management, and drainage, and are planned across four stages: upgrading the upper-level pump stations, developing and equipping lower-level pump stations, installing watertight doors and finally linking drainage drives to lower-level pump stations, allowing for ore reserve development.

We are continuing to carry out resource definition activities. To increase viability of our existing assets, we are carrying out infill and extension drilling at COP E Extension and COP DF deposits, as well as TD05 at Nchanga and the Lubengele tailings dam at Konkola, with a view to generating Mineral Resource estimates and expanding the resource base of our operations.

Zambia – Economy, effective tax rates and regulations

Our operating and financial performance is closely influenced by the broader Zambian political, regulatory and economic environment. Mining is a central pillar of the Zambian economy, accounting for over 70% of national exports, nearly 44% of government revenues and approximately 15% of gross domestic product (“GDP”) as of 2024. Zambia’s overall political stability and consistent support for responsible mining development remain important drivers enabling long-term planning, capital deployment and project execution. The Government’s 2030 copper growth objectives and ongoing transfer of major mining assets to private operators also contribute to an investment-supportive environment.

At the same time, our results are sensitive to material risks in the Zambian operating landscape, including potential changes to mining fiscal policy, regulatory requirements, and power availability. Our cost structure and production cadence may also be affected by the timing and effectiveness of infrastructure upgrades, such as the U.S.-backed $10 billion Lobito Corridor rail project, which is expected to enhance export logistics but remains subject to execution risks.

Together, these factors—supportive policy direction, sector concentration in the economy, and exposure to regulatory and infrastructure uncertainties—represent key drivers of variability in our operational and financial performance.

Zambian Tax Regime

Since January 1, 2019, Zambia’s mining tax framework has undergone several reforms, including higher mineral royalties (non-deductible for tax) and VAT adjustments to encourage investment in mining equipment while restricting input claims on fuel, electricity, and consumables. Subsequent budgets introduced changes such as partial VAT claim reinstatements and suspension of export duties on precious metals during COVID-19 (2020).

The 2021 budget maintained most tax parameters, with temporary fuel duty suspensions having minimal impact. The 2022 budget reinstated corporate tax deductibility of mineral royalties and proposed a shift to an incremental royalty framework, which was implemented in the 2023 budget alongside revised royalty bands and reinstated taxes on fuel. The 2024 budget announced no major mining tax changes, reaffirming policy stability.

The 2025 budget, presented on September 27, 2024, continued this stance, emphasizing predictability to attract investment.

The adoption of a mineral royalty calculation on an incremental basis is considered a more equitable and market-responsive framework, designed to align fiscal policy with fluctuations in commodity prices, to which we are exposed. See “Quantitative and Qualitative Disclosures About Market Risk.”

Key Components of Results of Operations

Net sales

We primarily operate in the business of selling copper, mainly in the form of cathodes and anodes. We also realize revenues from cobalt contained in copper-cobalt alloy, and gold and silver contained in slime and other compounds. We recognize revenue when it transfers control of a product to the customer.

The following table presents information regarding net sales by product for the years ended March 31, 2025 and March 31, 2024:

	Year Ended March 31,
	2025	2024

($, in thousands)
Copper (cathodes and anodes)	360,777	394,796
Cobalt (in copper-cobalt alloy)	44,153	41,423
Precious metals in slime and others	1,378	1,942
Total	406,308	438,161

Cost of sales

Our cost of sales primarily includes depreciation on plant and other equipment, mines, land and buildings and expenses directly associated with mining, processing, and refining operations such as electricity and energy, labor, chemical consumption, mine development expenses, repair and maintenance, copper consumption, consumables, spares, mineral royalty tax and diesel, petrol and fuel expenses.

Many of our costs are driven by supply and market demand, including local materials such as explosives, fuel, chemicals/reagents and electricity, as well as labor, which is also affected by inflation, currency exchange rates, government policies and shortages of skilled human resources. In recent years, the mining industry has been impacted by increased worldwide demand for critical resources such as input commodities, drilling equipment, tires and skilled labor, and these shortages may cause unanticipated cost increases and delays in delivery times, thereby impacting operating costs, capital expenditures and production schedules.

Further, our operations rely heavily on electricity and energy, the availability and pricing of which are subject to global and regional supply-demand dynamics, regulatory regimes and adverse weather conditions, especially given Zambia’s reliance on hydro-electric generation.

See “Risk Factors—We may be adversely affected by the availability and cost of key inputs.”

Selling, general and administrative expenses

Our selling, general and administrative expenses consist primarily of distribution costs, accounting, finance and administrative personnel costs, liquidation fees, insurance, rates and taxes and corporate social responsibility expenses.

Other income

Other income consists mainly of gains on the rental income, scrap sales, reversal of excess Current Expected Credit Loss (“CECL”) provision and write back of liabilities.

Foreign exchange gain (loss), net

Foreign exchange gain (loss) consists primarily of foreign exchange gain (loss) on accounts receivable, accounts payable and cash and cash equivalents. See “Quantitative and Qualitative Disclosures About Market Risk.”

Reorganization items, net

Reorganization items, net represents gain recognized due to the accounting for provisions and related debt modifications pursuant to the Scheme of Arrangement, in accordance with ASC 852, Reorganizations.

Interest expenses, net

Interest expense consists mainly of interest on debts, advances, prepayments, late payments to vendors and unwinding of discount on asset retirement obligation.

Income tax benefit/(expense)

We account for income taxes in accordance with the provisions of ASC 740 – Income Taxes. This includes both current taxes payable or refundable and deferred tax assets and liabilities arising from temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements.

Consolidated Results of Operations for the years ended March 31, 2025 and 2024

The following tables set forth Konkola Plc’s consolidated statements of operations data for the periods presented:

	Year Ended March 31,
	2025	2024	$ Change	% Change
($, in thousands, except percentages)
Net sales	406,308	438,161	(31,853)	-7%
Cost of sales	(631,100)	(808,311)	177,211	-22%
Gross loss	(224,792)	(370,150)	145,358	-39%
Selling, general and administrative expenses	(91,390)	(189,270)	97,880	-52%
Operating Profit/(loss)	(316,182)	(559,420)	243,238	-43%
Other income	8,210	6,040	2,170	36%
Foreign exchange gain (loss), net	(50,237)	260,050	(310,287)	-119%
Reorganization items, net	1,358,714	—	1,358,714	—
Interest expenses, net	(106,435)	(202,599)	96,164	-47%
(Loss) income before income tax benefit	894,070	(495,929)	1,389,999	-280%
Income tax benefit/Expense	116,722	53,248	63,475	119%
Net (loss)/income	$1,010,792	$(442,681)	$1,453,473	-328%

Net sales

For the year ended March 31, 2025, our net sales decreased by $31.9 million, or 7%, compared to the year ended March 31, 2024. The decrease was primarily due to a 19% decrease in copper volumes sold during the year ended March 31, 2025, partially offset by 16% higher realized copper prices.

Cost of sales

For the year ended March 31, 2025, our cost of sales decreased by $177.2 million, or 22%, compared to the year ended March 31, 2024. The decrease was primarily due to less third-party concentrate processing during the year ended March 31, 2025 (18 Kt), as compared to the year ended March 31, 2024 (29 Kt).

Gross loss

For the year ended March 31, 2025, our gross loss decreased by $145.4 million, or 39%, compared to the year ended March 31, 2024. The decrease was primarily due to lower cost of sales with improved production efficiencies.

Selling, general and administrative expenses

For the year ended March 31, 2025, our selling, general and administrative expenses distribution costs decreased by $98 million, or 52%, compared to the year ended March 31, 2024. The decrease was primarily due to a 19% decrease in copper volumes sold and less expenses related to liquidation related matters during the year ended March 31, 2025.

Operating loss

For the year ended March 31, 2025, our operating loss decreased by $243.2 million, or 43%, compared to the year ended March 31, 2024. The decrease was primarily due to a lower cost of sales with improved production efficiencies and less expenses related to liquidation related matters during the year ended March 31, 2025 which was partially offset by a decrease in net sales.

Foreign exchange gain (loss), net

For the year ended March 31, 2025, our foreign exchange gain decreased by $310.3 million, or 119%, compared to the year ended March 31, 2024. This was primarily due to the devaluation of Zambian Kwacha against U.S. dollars in Fiscal 2025.

Reorganization items, net

For the year ended March 31, 2025, we recognized a $1.4 billion gain due to the accounting for provisions and related debt modifications pursuant to the Scheme of Arrangement, in accordance with ASC 852, Reorganizations. No such gain was recorded for the year ended March 31, 2024.

Interest expenses, net

For the year ended March 31, 2025, our interest expenses, net decreased by $96.2 million, or 47%, compared to the year ended March 31, 2024. The decrease was primarily driven by the Scheme of Arrangement, under which we ceased accruing interest after July 2024 on Legacy Konkola Liabilities.

Income tax benefit/(Expense)

For the year ended March 31, 2025, our income tax benefit/(expense), net increased by $63.5 million, or 119%, compared to the year ended March 31, 2024. This increase was primarily due to the recognition of deferred tax assets on tax losses.

Net (loss) / income

For the year ended March 31, 2025, our net (loss)/income changed by $1.5 billion, or 328%, compared to the year ended March 31, 2024. The increase was primarily driven by the gain of $1.4 billion arising from the accounting for provisions and related debt modifications pursuant to the Scheme of Arrangement, recognized in accordance with ASC 852, Reorganizations. Additional contributors to the increase included reductions in cost of sales, administrative expenses, and interest expenses. These effects were partially offset by foreign exchange losses.

Impact of Applying ASC 852, Reorganizations

In accordance with Financial Accounting Standards Board Codification Topic 852, Reorganizations (“ASC 852”) items directly attributable to the Scheme of Arrangement have been separately presented as reorganization-related items across the financial statements.

 In line with ASC 852, pre-petition obligations amounting to $4,022 million represent obligations impacted by restructuring. These are presented as liabilities subject to compromise and are measured at the amounts expected to be allowed under the Scheme, even if the ultimate settlement may occur at lower values.

Consolidated Balance Sheet Impact

In connection with the Scheme, as per ASC 852 requirements, the Company recognized a present value adjustment of $2,948 million as of March 31, 2025. Of this adjustment, $959 million was recognized within long-term debt, and $1,989 million within other non-current liabilities. This adjustment reflects the discounting of expected future cash outflows relating to restructured obligations—including intercompany liabilities, GRZ borrowings and other long-term debts—settling over an estimated 15-year horizon. The obligations were discounted reflecting the time value of money and risk characteristics of the restructured debt.

Consolidated Statement of Operations Impact

The discounting of Scheme-related liabilities resulted in a gain of $1,358 million, recognized as Reorganization items, net for the year ended March 31, 2025. This treatment aligns with ASC 852 requirements, which mandate that gains, losses and adjustments arising directly from the reorganization process be presented separately from recurring operational results.

Consolidated Statement of Shareholders’ Equity Impact

Consistent with the ASC 852 principles, residual impacts of debt forgiveness, capital re-designation and other adjustments that are not routed through profit or loss were recorded directly in equity. A total of $1,589 million was recognized within Additional Paid-in Capital on the Consolidated Statements of Shareholders’ Equity.

Liquidity and Capital Resources

We measure liquidity in terms of our ability to fund the cash requirements of our business operations, including working capital needs, capital expenditures, contractual obligations, debt service and other commitments with cash flows from operations and other sources of funding. Our principal sources of liquidity to date have included cash on hand, cash from operating activities and amounts available under shareholder loans from Vedanta.

Our ultimate success is dependent on our ability to obtain additional financing and generate sufficient cash flow to meet our obligations on a timely basis. Our business will require significant capital to sustain operations and significant investments to execute our long-term business plan. Absent generation of sufficient revenue from the execution of our long-term business plan, we will need to obtain debt or equity financing, especially if we experience downturns, production declines or other operating disruptions in our business that are more severe or longer than anticipated. Such additional debt or equity financing may not be available to us on favorable terms, if at all. If CopperTech raises additional capital through public or private equity or convertible debt offerings, the ownership interest of CopperTech’s existing stockholders will be diluted, and the terms of such securities may include liquidation or other preferences that adversely affect the rights of holders of CopperTech’s common stock. If we raise additional capital through debt financing, we may be subject to covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or paying dividends.

Our consolidated financial statements have been prepared on a going concern basis, which assumes we will be able to continue as a going concern and contemplates the realization of assets and satisfaction of liabilities in the normal course of business. However, substantial doubt about our ability to continue as a going concern exists. We have incurred operating losses of $316.2 million and $559.4 million during the fiscal years ended March 31, 2025 and March 31, 2024, respectively. We have deficit cashflows from operating activities of $265.9 million and $2.2 million for the years ended March 31, 2025 and March 31, 2024 respectively. Our cash and cash equivalents were $14.3 million as of March 31, 2025.

Pursuant to the Scheme Loan Agreements, VRHL committed to providing a $1.0 billion loan pursuant to the Capital Expenditures Support Loan Agreement, $250.0 million loan pursuant to the Creditor Settlement Support Loan Agreement and a $20.0 million loan pursuant to the Community Support Loan Agreement to Konkola Plc. Each Scheme Loan Agreement bears interest at a variable interest rate equal to the lower of Secured Overnight Financing Rate (“SOFR”) plus 7.00% and the cost of funding to VRHL, and mature in December 2028 provided that an automatic extension will be given should we have insufficient cash flow to repay such debt at maturity. Our ability to continue as a going concern is dependent upon loan facilities guaranteed by our ultimate parent company, VRL. In this regard, we received a letter of financial support letter from VRL, confirming that VRL will provide necessary financial support for a minimum period of 12 months from the date of financial closure of accounts of the Company for the fiscal year ended March 31, 2025.

During the period in which Konkola Plc was under the management of the Provisional Liquidator, production declined to its lowest level in Fiscal 2024 resulting in operating losses and deficit cashflows. Having already achieved a production run rate of 138 Ktpa of copper (including Integrated and from third party sources) from July 31, 2024 through December 31, 2025 under Vedanta’s management, and with the planned $1.5 billion capital expenditure (which includes proceeds from this offering) that is intended to allow Konkola Plc to ramp-up copper production, we anticipate that we will be able to generate positive cash flows over the long term. Based upon our current operating plan and assumptions, we expect that our existing cash balances and expected cash flows from operations, alongside the continuance of the financial support received from Vedanta will be sufficient to fund our operations for at least the next 12 months. We have based this estimate on assumptions that may prove to be wrong and we could use capital resources sooner than we currently expect.

Cash flows

	Year Ended March 31,
	2025	2024
($, in thousands)
Net cash used in operating activities	(265,903)	(2,180)
Net cash used in investing activities	(13,206)	(28,274)
Net cash provided by financing activities	336,967	35,000
Net increase in cash, cash equivalents and restricted cash	$57,858	$4,546

Net cash used in operating activities

Net cash used in operating activities during the year ended March 31, 2025, was $265.9 million, a $263.7 million increase from $2.2 million during the year ended March 31, 2024. The increase in operating cash outflows was primarily driven by unfavorable working capital movements, including inventories, other non-current assets, accounts receivable and accounts payable (including liabilities subject to compromise and other non-current liabilities) and increase in operating cash loss. These effects were only partially offset by favorable movements in prepaid expenses and other current assets.

Net cash used in investing activities

Net cash used in investing activities during the year ended March 31, 2025, was $13.2 million, a $15.1 million decrease from $28.3 million during the year ended March 31, 2024. The net decrease was primarily due to lower capital development during the year ended March 31, 2025 on account of care and maintenance activities.

Net cash provided by financing activities

Net cash provided by financing activities during the year ended March 31, 2025, was $337.0 million, a $302.0 million increase from $35.0 million during the year ended March 31, 2024. The net increase was primarily due to a shareholder’s loan of $320.8 million from VRHL and external borrowing from First Capital Bank (Botswana) of $17.0 million which was partially set off by the repayments of long-term debt.

Indebtedness

The following table details our borrowings outstanding as of March 31, 2025 and the associated interest expense, including amortization of debt issuance and modification costs and debt discounts and the average effective interest rates for such borrowings for the fiscal year ended March 31, 2025:

	Principal Balance		Interest Expense
	As at March 31, 2025	Average Effective Interest Rate	For year ended March 31, 2025
($, in thousands, unless otherwise stated)
Scheme Loan Agreements with Vedanta Resources Holdings Limited	320,750	SOFR plus 7.00%	26,581
Bridge Facility Loan Agreement with Vedanta Resources Holdings Limited	25,000	SOFR plus 7.00%	3,598
Loan Agreement with Vedanta Resources (Jersey II) Limited (the “Jersey II Loan”)	1,038,318	6.50%	28,171
Loan Agreement with Vedanta Resources Plc (the “Vedanta Resources Loan”)	273,782	3-month LIBOR plus 4.75%	11,970
Loan Agreement with ZCCM Investments Holdings Plc	10,500	8.00%	285
Note payable to the Government of the Republic of Zambia (the “Existing GRZ Liabilities”)	44,578	Nil	Nil
Total long-term debt	1,712,928
(Less): discount on present value	(959,177)
Total long-term debt	$753,751

Scheme Loan Agreement

In connection with the Scheme of Arrangement, Konkola Plc entered into the Capital Expenditures Support Loan Agreement, the Creditor Settlement Support Loan Agreement and the Community Support Loan Agreement with VRHL pursuant to which VRHL is required to loan an aggregate principal amount of up to $1.27 billion to Konkola Plc.

Capital Expenditures Support Loan Agreement

Pursuant to the Capital Expenditures Support Loan Agreement, the lender is required to loan $1.00 billion to Konkola Plc to support Konkola Plc’s capital expenditure to be funded by the following semi-annual instalments until January 31, 2030:

Instalment Date	Cumulative Principal Amount to be Funded
July 1, 2025	$ 124,000,000
January 1, 2026	$ 330,000,000
July 1, 2026	$ 428,000,000
January 1, 2027	$ 600,000,000
July 1, 2027	$ 645,000,000
January 1, 2028	$ 740,000,000
July 1, 2028	$ 785,000,000
January 1, 2029	$ 870,000,000
July 1, 2029	$ 923,000,000
January 1, 2030	$ 1,000,000,000

As of December 31, 2025, VRHL had funded approximately $330.0 million under the Capital Expenditures Support Loan Agreement and there is a balance of $670.0 million to be funded.

Creditor Settlement Support Loan Agreement

Pursuant to the Creditor Settlement Support Loan Agreement, the lender is required to loan $250.0 million to Konkola Plc to fund amounts payable to Konkola Plc’s creditors. As of December 31, 2025, VRHL had fully funded the $250.0 million required by the Creditors Settlement Support Loan Agreement.

Community Support Loan Agreement

Pursuant to the Community Support Loan Agreement, the lender is required to loan $20.0 million to Konkola Plc to fund community support. As of December 31, 2025, VRHL had fully funded the $20.0 million required by the Community Support Loan Agreement.

For the years ended March 31, 2024 and March 31, 2025, no principal or interest have been repaid under the Scheme Loan Agreements. Repayments under each Scheme Loan Agreement will commence once Konkola Plc has positive cash flows and will be paid in accordance with the Konkola Waterfall.

Subject to the terms of the KCM Shareholders Agreement, each Scheme Loan Agreement matures in December 2028 (and may be subject to automatic extension should Konkola Plc have insufficient cash flow to repay such debt at maturity). Each Scheme Loan Agreement bears interest at a variable interest rate equal to the lower of Secured Overnight Financing Rate plus 7.00% and the cost of funding to VRHL.

Bridge Facility Loan Agreement

On December 22, 2023, Konkola Plc entered into a Bridge Facility Loan Agreement with VRHL for a principal amount of $25.0 million that accrued interest at a rate of SOFR plus 7.00%. No principal or interest under this loan agreement was paid in the years ended March 31, 2024 and March 31, 2025 and the full principal and interest amounts were repaid on July 15, 2025.

Legacy Konkola Liabilities

Pursuant to the Scheme of Arrangement, Konkola Plc’s shareholders were required to restructure the legacy debt previously provided to Konkola Plc. This was implemented through the execution of shareholder loan amendment agreements. Under these agreements, the relevant funding arrangements were amended to provide that all interest accrued prior to July 31, 2024 is capitalized into the principal amount of the respective loan and that no additional interest accrues from July 31, 2024. The agreements amended as part of this process are set out below and are collectively referred to as the “Legacy Konkola Liabilities”:

•	A loan agreement with Vedanta Resources (Jersey II) Limited in connection with all amounts paid by Vedanta Resources (Jersey II) Limited to the lenders under the common terms agreement between Konkola Plc and The Standard Bank of South Africa Limited, dated October 31, 2012, for a principal amount of $1.04 billion that accrues interest at a rate of 6.50% (the “Jersey II Loan”).

•	A loan agreement with Vedanta Resources Plc in connection with all amounts paid by Vedanta Resources Plc to the lender under the loan consolidated and amendment agreement between Konkola Plc, Standard Bank Limited, South Africa and ICICI Bank Limited, Bahrain, dated August 18, 2017, for a principal amount of $273.8 million that accrues interest at a rate of 3-month LIBOR plus 4.75% (the “Vedanta Resources Loan” and, together with the Jersey II Loan, the “Existing Vedanta Liabilities”).

•	Loan agreements with ZCCM, dated November 15, 2022, for a principal amount of $10.0 million and November 10, 2020 for $0.5 million, that accrues interest at a rate of 8.00% (the “Existing ZCCM-IH Liabilities”).

Konkola Waterfall

Pursuant to the Scheme of Arrangement and the KCM Shareholders Agreement, repayments of all debt accrued by Konkola Plc owed to its creditors prior to the Scheme of Arrangement (the “Legacy Creditors”), including the Legacy Konkola Liabilities, and the Scheme Loan Agreements are subject to the following free cash flow waterfall (the “Konkola Waterfall”):

•	first, on a pari passu and pro rata basis towards Legacy Creditors (the “Option 2 Legacy Creditors”) who elected not to receive an upfront partial payment and to be repaid in annual installments (the “Option 2 Payments”) and if, in any year, any Option 2 Payments are not made by Konkola Plc, then the unpaid amounts (all or in part, as applicable) (the “Option 2 Accrued Payments”) will accrue and form part of the annual payments payable in the subsequent year. As of the date of this prospectus, the only remaining Option 2 Legacy Creditor is ZESCO;

•	second, once all Option 2 Accrued Payments have been made in full, towards 100% of all interest payable under the Scheme Loan Agreements;

•	third, towards 50% of the principal amount payable under the Scheme Loan Agreements; and

•	fourth, on a pari passu and pro rata basis towards: (i) the remaining balance then due and payable under the Scheme Loan Agreements including all accrued interest; and (ii) all remaining liabilities (the “Balance Liabilities”).The Balance Liabilities include the Existing Vedanta Liabilities, the Existing GRZ Liabilities, the Existing ZCCM-IH Liabilities, any remaining debt owed to Option 2 Legacy Creditors after payment of the Option 2 Payments and Option 2 Accrued Payments and deferred creditor liabilities. Balance Liabilities will be paid in the following proportions on a pari passu basis: (A) 70% towards the Existing Vedanta Liabilities; and (B) 30% towards the Balance Liabilities less the Existing Vedanta Liabilities.

Contractual Obligations and Commitments

The following table provides a summary of our contractual obligations and commitments as of March 31, 2025:

	Payments due by period
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
($, in thousands, unless otherwise stated)
Accounts payable and accrued liabilities(1)	229,692	—		—	229,692
Debt Obligation(2)	31,361	10,661	—	1,687,928	1,729,950
Asset Retirement Obligation(3)	—	—		123,475	123,475
Other liabilities(4)	2,257	—		2,662,095	2,664,352
Total.	$263,310	$10,661		$4,473,498	$4,747,469

(1)	Includes current accounts payable, accrued expenses and statutory liabilities.
(2)	Includes long-term debt including current portion of debt, a majority of which is from related parties, and are expected to be settled over a 15-year period. See “-Konkola Waterfall” for details relating to the period and process of settlement of these liabilities.

(3)	As of March 31, 2025, the total Environmental Protection Fund liability attributable to Konkola Plc for future mining asset retirement obligations amounted to approximately $129 million. This liability is recognized as an asset retirement obligation of $66.6 million in the audited consolidated financial statements of Konkola Plc as of March 31, 2025, being the net present value of estimated costs using a discount rate of 5.96%. See Note 21 to our consolidated financial statements. The $129 million is payable by Konkola Plc in the form of a cash payment to the Mines Safety Department (the “MSD”) of approximately $12 million and for Konkola Plc to provide the MSD with a bank guarantee of $117 million. Although the liability has been attributed to Konkola Plc, no payments or guarantees were required to be made as of the date of this prospectus because Konkola Plc has been granted a two-year moratorium in connection with the period of provisional liquidation (which may be further extended pending discussions between Konkola Plc, MSD and ZEMA regarding the categorization of certain Konkola Plc sites). Given the moratorium, of the total $12 million cash payment required to be paid to the MSD, Konkola Plc has paid $5.5 million, which is presented as an asset of $5.5 million in the balance sheet of Konkola Plc’s consolidated financial statements as of March 31, 2025. The remaining $6.5 million together with $5.5 million has not been separately accrued on Konkola Plc’s consolidated financial statements, as it is included within the $66.6 million environmental restoration obligation discussed above. Further, in the event the remaining $6.5 million cash contribution becomes due and payable following the moratorium and finalization of negotiations, the Company notes that that amount has been included as a claim by MSD (as a creditor) under the Scheme of Arrangement, and the timing of such payment will be subject to the free cash flow waterfall (the “Konkola Waterfall”) set out in the Scheme of Arrangement. For more information, see “Zambian Regulations-Environmental Protection Fund” and “Business-Environmental Compliance Liabilities.”
(4)	Includes non-current account payables, accrued expenses, statutory liabilities, dividends payable, intercompany advances, long-term employee benefits and other payables. The amount expected to be settled following the 5 year period represents expected outflows associated with long-term intercompany liabilities, GRZ borrowings, and other restructured debts, which are expected to be settled over a 15-year period. See “-Konkola Waterfall” for details relating to the period and process of settlement of these liabilities.

Capital Expenditures

Our major capital expenditure related outflow is on mining development works at the Konkola Complex and Nchanga Complex. During the year ended March 31, 2025, Konkola Plc spent $13.4 million as a part of the development plan. Konkola Plc also intends to expend an additional $1.5 billion (a portion of which will be funded by the proceeds of this offering) into Konkola Plc’s operations, including by way of:

•	funding the capital development and infrastructure requirements of the underground mine at the Konkola Complex; and

•	funding the extension of the mining operations, TLP upgrades and smelter upgrades at the Nchanga Complex.

Off-Balance Sheet Arrangements

We have not entered into any material off-balance sheet arrangements such as guarantee contracts, contingent interests in assets transferred to unconsolidated entities, derivative financial obligations, or with respect to any obligations under a variable interest equity arrangement.

Critical Accounting Policies and Estimates

Our consolidated financial statements and the related notes thereto included elsewhere in this prospectus are prepared in accordance with GAAP. The preparation of our consolidated financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could differ significantly from the estimates made by management. To the extent that there are differences between our estimates and actual results, our future financial statement presentation, financial condition, results of operations and cash flows will be affected.

We believe that the following accounting policies involve a high degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our financial condition and results of our operations. See Note 2 to our consolidated financial statements included elsewhere in this prospectus for a description of our other significant accounting policies.

Use of estimates

The preparation of the Company’s financial statements in conformity with accounting principles generally accepted in the United States (U.S.) requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. The more significant areas requiring the use of management estimates include inventory valuation and determination of net realizable value, determination of estimated Mineral Reserves and life of mine, asset lives for depreciation, depletion and amortization; environmental obligations; asset retirement obligations, deferred taxes and valuation allowances; reserves for contingencies and litigation; asset impairment, including estimates used to derive future cash flows associated with those assets; pension benefits; and valuation of financial instruments. Actual results could differ from those estimates.

Revenue Recognition

We account for a contract with a customer when there is a legally enforceable contract between Konkola Plc and the customer, the rights of the parties are identified, the contract has commercial substance, and collectability of the contract consideration is probable. We recognize revenue in accordance with the five-step model prescribed under ASC 606, “Revenue from Contracts with Customers”. Our revenues are measured based on consideration specified in the contract with each customer.

We primarily operate in the business of selling copper, mainly in the form of cathodes, anodes and copper-cobalt alloy. We recognize revenue when it transfers control of a product to the customer. Control usually transfers when the goods cross the Zambian border or are loaded on ship’s rail, based on the INCOTERMS as commercially agreed upon with the buyer and the buyer has gained control through their ability to direct the use of and obtain substantially all the benefits from the asset. We place a strong emphasis on maintaining long-term relationships with certain key customers. However, it is not solely dependent on these customers and continues to pursue opportunities to attract new business.

The majority of our sales allow for price adjustments based on the London Metal Exchange (“LME”) price at the end of the relevant Quotational Period stipulated in the contract. These are referred to as provisional pricing arrangements and are such that the selling price for the goods is based on prevailing forward prices on a specified future period after shipment to the customer.

Payment terms for sales vary depending on the specific contract but are typically based on provisional pricing arrangements. Generally, 90–100% of the invoice amount is collected before or at the time of shipment. A final price adjustment is made upon settlement with the customer, typically within one to three months from the shipment date, based on the quoted monthly average copper settlement prices on the LME.

These provisional pricing arrangements are treated separately from the host sales contract and are accounted for as embedded derivative instruments in accordance with ASC 815-30, Derivatives and Hedging—Cash Flow Hedges. Hence, net sales include both the invoiced value of copper and other metals, as well as the fair value adjustment related to the associated contracts.

Additionally, product net sales are presented net of discounts, rebates, custom duties, treatment and handling charges.

Income Taxes

We account for income taxes in accordance with the provisions of ASC 740 – Income Taxes. This includes both current taxes payable or refundable and deferred tax assets and liabilities arising from temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements.

The current tax expense or benefit is determined based on the taxes payable or refundable for the current year, calculated using applicable income tax rates in the jurisdiction where we operate.

Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized and settled as prescribed in ASC 740 “Income taxes.” As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. Deferred income tax assets are reduced by any benefits that, in the opinion of management, are more likely not to be realized.

Chapter 11 Filing and Emergence from Bankruptcy

Beginning on May 21, 2019 (the “Petition Date”), Konkola Plc applied Financial Accounting Standards Board Codification Topic 852, Reorganizations (“ASC 852”) in preparing the consolidated financial statements. ASC 852 requires the financial statements, for the periods subsequent to the Petition Date cases and up to and including the period of emergence from Chapter 11 (the “Effective Date”), to distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business.

Accordingly, gains on discounting of the liabilities under the Scheme of Arrangement are recorded as Reorganization items, net in the Consolidated Statements of Operations. In addition, prepetition obligations that may be impacted by the Chapter 11 process have been classified on Konkola Plc’s consolidated balance sheet as of March 31, 2024 as liabilities subject to compromise. These liabilities are reported at the amounts we anticipate will be allowed by the Bankruptcy Court, even if they may be settled for lesser amounts.

Asset Retirement Obligations

Our mining and exploration activities are subject to various laws and regulations governing the protection of the environment. Accounting for reclamation and remediation obligations requires management to make estimates unique to each mining operation of the future costs we will incur to complete the reclamation and remediation work required to comply with existing laws and regulations. These estimates are based in part on our inflation and credit rate assumptions. Actual costs incurred in future periods could differ from amounts estimated. Additionally, future changes to environmental laws and regulations could increase the extent of reclamation and remediation work required to be performed by us. Any such increases in future costs could materially impact the amounts charged to operations for reclamation and remediation.

Impairment of property, plant and equipment and mining assets

We assess the carrying values of our property, plant and equipment and mining assets, whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. In evaluating such assets for recoverability, we use estimates of pre-tax undiscounted future cash flows expected to result from the use and eventual disposition of the asset. In estimating future cash flows, assets are grouped at the lowest level for which identifiable cash flows are largely independent of the cash flows of other asset groups. If the carrying amount of an asset exceeds the estimated pre-tax undiscounted future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds its fair value.

Estimates of future cash flows are derived from current business plans, which are developed using near-term copper price forecasts reflective of the current price environment and management’s projections for long-term average copper prices. In addition to near and long-term copper price assumptions, other key assumptions include estimates of production plans, including mining, processing and smelting schedules; operating costs, capital costs and pricing inputs; commodity-based and other input costs; proven and probable mineral reserve estimates, including the timing and costs to develop and produce the mineral reserves; estimates of value beyond proven and probable mineral reserves; and the use of appropriate discount rates in the measurement of fair value. The estimates are most sensitive to changes in copper prices and operating costs. We believe our estimates and models used to determine future cash flows and fair value are consistent with those that a market participant would use.

The significant assumption in determining the future cash flows as at March 31, 2025 is a long-term average copper price of $4.9 per pound. The results of our impairment sensitivity analysis, which included a stress test using a long-term average copper price assumption of $3.9 per pound, showed projected discounted future cash flows in excess of the carrying amounts of property, plant and equipment and mining assets by margins of 4.2 times of such carrying amount.

There were no impairments of our property, plant and equipment and mining assets recorded for the years ended March 31, 2025 and March 31, 2024.

In addition to decreases in future copper price assumptions, other events that could result in future impairment of such assets include, but are not limited to, decreases in estimated recoverable proven and probable mineral reserves and any events that might otherwise have a material adverse effect on production levels or costs at the KCM Complex.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. These risks include the following:

Concentration Risk

A material part of our business is dependent upon a relatively small number of customers, the loss of any one of whom may have a materially adverse effect on our operating results.

Our workforce is considered specialized, with skills critical to its operations. The loss of a significant portion of these employees could have a material adverse effect on our business and operating results.

In addition, a substantial number of employees are covered by collective bargaining agreements. While we maintain positive labor relations, disruptions related to labor negotiations or work stoppages could materially impact operations.

Foreign Exchange Risk

Our functional and reporting currency is the U.S. dollar. As most of our revenues are derived in U.S. dollars and the majority of our business is conducted in U.S. dollars, foreign exchange risk arises from transactions denominated in currencies other than the U.S. dollars. Commodity sales are denominated in U.S. dollars, the majority of borrowings are denominated in U.S. dollars, and the majority of operating expenses are denominated in U.S. dollars. Our primary foreign exchange exposures are to the Zambian Kwacha, and to the local currencies suppliers who provide various services and spares supply to us. Exposure to local currency is approximately 10%, meaning that approximately 10% of our key costs and expenditures are incurred in Zambian Kwacha. Our VAT receivables are in local currency and any depreciation in local currency impacts our position with reference to foreign exchange risk. Total VAT receivables as of March 31, 2025, was $223.4 million.

Interest Rate Risk

Rising interest rates can increase the cost of debt financing for mining companies, suppliers, and manufacturers, reducing profit margins. Conversely, falling rates can affect investment returns. SOFR is considered a safe and reliable benchmark for interest rates due Secure, transparent, regulatory oversight, market acceptance and reliance in market condition. Interest under the Scheme Loan Agreements are based on SOFR.

As of December 31, 2025, Konkola Plc owed an aggregate of $600.7 million to VRHL under the Scheme Loan Agreements, each bearing interest at a variable rate equal to SOFR plus 7%. As a result, Konkola Plc’s interest expense and liquidity position are exposed to fluctuations in SOFR. Using an illustrative SOFR of 4%, Konkola Plc’s SOFR-based interest rate would be approximately 11%. A 100-basis-point increase in SOFR, to 5%, would raise this rate to 12% and increase Konkola Plc’s annual interest expense by approximately $6.0 million. Conversely, a 100-basis-point decrease in SOFR, to 3%, would lower the rate to 10%, reducing annual interest expense by approximately $6.0 million. While such movements in benchmark interest rates directly affect Konkola Plc’s borrowing costs, given its current variable-rate debt balance, we expect such changes to have a limited effect on its overall liquidity or financial position.

Commodity Price Risk

Commodity price risk in the copper industry refers to the potential for financial losses due to fluctuations in copper prices. It arises from the volatility inherent in commodity markets driven by factors such as supply and demand, geopolitical events, economic conditions and currency movements. Key commodities includes fuel, coke, chemicals, reagent, acid and solvent. To mitigate commodity price risk and ensure a stable supply of key inputs, we have historically opted to enter into long-term supply contracts rather than relying on spot purchases.

Emerging Growth Company Status

We are currently an “emerging growth company,” as defined in the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

Controls and Procedures

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. We are currently in the process of reviewing, documenting and testing our internal control over financial reporting.

We have not performed an evaluation of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act, nor have we engaged an independent registered public accounting firm to perform an audit of our internal control over financial reporting as of any balance sheet date or for any period reported in our financial statements. Our management is not presently required to perform an annual assessment of the effectiveness of our internal control over financial reporting. This requirement will first apply to our second Annual Report on Form 10-K following this offering. For as long as we are an “emerging growth company,” our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting. When we lose our status as an “emerging growth company,” our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting.

INDUSTRY

Copper Industry Overview

Copper is an internationally traded commodity on the COMEX, LME and Shanghai Futures Exchange and is found in many mining jurisdictions around the world, including the Americas, Africa and Australia. After copper ore is mined, it is transformed through a series of processing steps into a highly versatile metal that ultimately serves as a foundational input into many end-use applications. Copper is a cornerstone of industrialization and is currently at the forefront of a global shift towards a green economy. Its exceptional conductivity and recyclability make it an indispensable component in a wide array of modern technologies and applications, from renewable energy systems to electric vehicles to high-capacity data centers. The global copper market is experiencing robust growth and, while traditional industrial applications continue to represent a substantial portion of copper consumption, the most dynamic growth segments are intrinsically linked to advancements in technology and AI. The four primary disrupting factors of copper demand – AI technological boom, global economic development, energy transition and increased defense spending targets – are alone expected to account for a combined 40% of copper demand growth expected by 2035, according to Wood Mackenzie.

Industry forecasts indicate that the next 25 years will require more copper than has been produced throughout human history.

Source: Wood Mackenzie

Source: Wood Mackenzie

According to Wood Mackenzie, global refined copper consumption in 2024 totaled 26.8 Mt (up from 25.8 Mt in 2023) and is expected to grow to 34.0 Mt by 2040. The majority of demand today remains linked to traditional end-use markets, including construction, infrastructure, transportation and defense. The global transition towards battery electric vehicles and sustainable or renewable energy sources, such as solar and wind power, has represented most of the growth in recent years and is expected to remain a key contributor going forward. However, consumption growth rates are expected to be even further enhanced by demand from AI, digital infrastructure and electrification initiatives. From 2014 to 2024, copper consumption has grown annually at a rate of approximately 1.6%, and over the next 10 years is expected to grow at a compounded annual growth rate of 2.4% due in large part to its numerous technology end-use applications.

The increasing computational requirements of AI, particularly for advanced machine learning models and extensive data analytics, necessitate a vast expansion of global data center infrastructure. These facilities are intensive consumers of copper, which is essential for high-speed data transmission networks, efficient power distribution within racks and across facilities and advanced liquid cooling systems. Copper’s exceptional thermal conductivity is crucial for dissipating the significant heat generated by high-performance computing hardware, including graphics processing units and specialized AI accelerators. AI-optimized data centers require significant kilowatts per rack to handle intensive computational workloads, a substantial increase over traditional data centers, necessitating thicker copper wiring, more robust copper bus bars and significantly enhanced cooling systems. Every square meter in an AI-optimized facility contains significantly more copper than conventional data centers due to these enhanced power and cooling requirements. According to Wood Mackenzie, the increasing electricity requirements of AI alone is expected to drive copper demand for grid infrastructure to 1.1 Mtpa by 2030 and is a relatively insignificant cost item relative to the overall capital expenditure of data center developments, which can lead to substantial copper demand and price increases.

According to Wood Mackenzie, global refined copper production totaled 27.0 Mt in 2024 (an increase from 25.9 Mt in 2023) and is expected to rise to 34.2 Mt by 2040. However, sources of high-grade copper ore (particularly in open-pit operations) have become increasingly challenging to find in recent years. Accordingly, we expect steady industry cost inflation and a rising marginal cost as miners spend more capital to extract copper from lower-grade deposits. Additionally, required adherence to environmental, social and governance standards is seen as potentially delaying projects even beyond currently envisioned timelines. With timelines from discovery of new resources to first production typically taking in excess of 24 years, management expects the value of high-quality, large deposits that have already been identified and developed to continue to rise.

Source: Wood Mackenzie

Traditional copper mining regions, particularly in South America (e.g., Chile and Peru), are projected to remain dominant sources of copper supply going forward, presenting an opportunity for DRC and Zambia to increase production and, thereby, geographically diversify the global supply picture. In 2024, African supply represented 10.2% of global copper production. The United States is projected to remain a net importer of copper, thereby reinforcing the need to secure long-term supply from Western-aligned nations. U.S. demand for copper is expected to rise by 42.9% from 2.2 Mt in 2024 to 3.1 Mt by 2040, with imports continuing to constitute a significant portion of copper consumption. Currently, imports into the U.S. represent approximately 45% of refined copper consumption and are expected to increase to 70% of refined copper consumption by 2040, as per Wood Mackenzie.

As of November 3, 2025, COMEX copper prices are currently $5.07 per pound, which are up over 24% year-to-date and over 65% over the past five years. Pricing is expected to remain a function of supply-demand dynamics and, with a rising deficit expected over the mid-term and long-term, we believe that prices will continue to increase over the long-term. Furthermore, we believe prices will continue to be influenced by a complex interplay of global macroeconomic factors and geopolitical developments, including potential tariffs which can lead to wide variations in regional pricing levels.

Historical Copper Price LME & COMEX ($/lb)

Source: Factset

We are, and our future operations will be, subject to various stringent and complex international, federal, provincial and local laws and regulations governing our operations, including regulations related to mining; the emission and discharge of pollutants into the ground, air or water; the generation, storage, handling, use and transportation of hazardous and other materials; and the health and safety of our employees and workers, which are subject to change from time to time. These laws and regulations may, among other things:

•	require the acquisition of various approvals and permits before mining or other regulated activities commence;

•	enjoin some or all of the operations of facilities deemed not in compliance with permits or approvals;

•	restrict the types, quantities and concentration of various substances that can be released into the environment in connection with mining development, production and transportation activities;

•	limit or prohibit mining activities in certain locations lying within protected or otherwise sensitive areas; and

•	require remedial measures to mitigate pollution from our operations.

These laws and regulations may also restrict the rate of production below the rate that would otherwise be possible. Compliance with these laws can be costly; the regulatory burden on the mining industry increases the cost of doing business in the industry and consequently affects profitability.

Moreover, public interest in climate change and the protection of the environment has increased in recent years. Mining in some areas has been opposed by activists, including environmental and local groups, and, in some cases, been restricted. Our operations could be adversely affected to the extent laws are enacted or other governmental action is taken that prohibits or restricts mining or imposes environmental requirements that result in increased costs to the mining industry in general, such as more stringent or costly waste handling, disposal or cleanup requirements.

The following is a summary of the more significant existing mining and environmental, health and safety laws, as amended from time to time, to which our business operations are or may be subject and for which compliance may have a material adverse impact on our capital expenditures, results of operations or financial position. Any failure to comply with these laws and regulations may result in the assessment of administrative, civil and criminal penalties, the imposition of corrective or remedial obligations, the occurrence of delays or restrictions in permitting or performance of projects, and the issuance of orders enjoining performance of some or all of our operations.

Zambian Regulations

Ownership of Mining Rights and Regulatory Framework

Under Zambian law, all rights to minerals are vested in the President on behalf of the Republic of Zambia pursuant to the Minerals Regulation Commission Act of 2024 (the “MRC Act”). No person may engage in exploration, mining operations, or mineral processing activities except in accordance with the MRC Act. Violations of the MRC Act are criminal offenses punishable by fines and imprisonment.

The mining industry in Zambia is administered by the Ministry of Mines and Minerals Development through the Minerals Regulation Commission (“MRC”). The MRC is empowered to issue and revoke licenses, monitor compliance, and enforce health, safety, and environmental standards. The Mining Appeals Tribunal exercises appellate and supervisory jurisdiction over MRC decisions.

Acquisition and Maintenance of Mining Rights

Mining rights are acquired through formal application to the MRC with payment of prescribed fees. Licenses are granted on a first-come, first-served basis. A mining license grants exclusive rights to mine minerals within the designated license area.

Large-scale mining licenses have an initial term of 25 years from the date of issuance and may be renewed. Applications for renewal are required to be submitted at least one year before expiration. Renewal is granted at the MRC’s discretion if the license holder has complied with all license conditions and applicable law. Our mining licenses in Zambia were renewed earlier this year for 25-year terms and will not be subject to further renewal until 2050.

Mining license holders are subject to statutory obligations and license conditions, including payment of mineral royalties as required by the MRC Act and the Income Tax Act, Chapter 323 of the Laws of Zambia.

Risk of License Cancellation or Suspension

The MRC Act confers upon mining license holders the legal right to conduct exploration and mining activities. Cancellation or suspension of a license may only occur on statutory grounds, including: (a) violation of license conditions, provisions of the MRC Act, or other applicable mining legislation; (b) failure to conduct mining operations in accordance with approved operational plans; (c) inadequate production, evidenced by gross sales proceeds in any three-year period being less than 50% of the applicable deemed turnover threshold for each year; or (d) fraud or material misrepresentation in obtaining the license. The MRC Act requires that license holders be given notice and an opportunity to cure defaults within a reasonable time period before cancellation or suspension may be effected. Where a default cannot be cured, the license holder must offer reasonable compensation to avoid cancellation or suspension.

Article 16 of the Constitution of Zambia generally prohibits compulsory acquisition of property without adequate compensation. However, this protection contains an exception for minerals and mining rights, which may be repossessed without compensation upon failure to comply with applicable law or license conditions, provided such repossession is conducted in accordance with statutory procedures. However, the Constitution further provides that the Government shall not compulsorily acquire an investment except under customary international law, which provides an additional layer of protection. Nevertheless, the risk of license forfeiture without compensation in the event of non-compliance remains a material risk to our operations.

Surface Rights and Land Access

Zambian law distinguishes between surface rights (governed by the Lands Act) and mining rights (governed by the MRC Act). All land is vested in the President in trust for the people of Zambia, and only leasehold interests of up to 99 years may be granted.

Where a mining right pre-dates the establishment of surface rights, the mining rights holder may apply for exclusive use of the related surface area. Where surface rights exist prior to the mining right, the mining rights holder may not exercise mining rights without the consent of the landowner, legal occupier, or appropriate authority. Consent from appropriate authorities is required for mining on protected or sensitive areas.

If a landowner unreasonably withholds consent, the dispute must be settled by arbitration. Surface rights holders are entitled to fair and reasonable compensation for disturbance of their rights, with disputes resolved through arbitration. However, compensation claims do not entitle surface rights holders to prevent exercise of mining rights pending resolution. Claims for compensation are barred if not made within three years from accrual.

Mineral Processing Licenses

We also hold mineral processing licenses, which grant rights to conduct mineral processing operations for a period of 25 years, subject to renewal in accordance with the MRC Act.

Mineral Royalties and Taxation

Holders of mining licenses must pay mineral royalties at rates prescribed by the MRC Act. For copper production, royalties are applied incrementally based on price ranges. The “norm value” for royalty calculation is determined by reference to the London Metal Exchange cash price, Fastmarkets Metal Bulletin prices, or other approved exchange markets, multiplied by the quantity of metal sold.

We are also subject to:

•	import duties (up to 40%) and value-added tax (16%) on imported machinery and equipment, subject to possible relief or deferrals at the discretion of the Zambia Revenue Authority;

•	withholding tax on dividends paid by mining license holders (currently 0%), and withholding tax at 15% (residents) or 20% (non-residents) on interest, royalties, management fees, consultancy fees and other payments, subject to applicable tax treaty relief; and

•	corporate income tax and other generally applicable taxes.

Zambian tax law is subject to changes.

Environmental Regulation

Our operations are subject to various environmental regulation under the Environmental Management Act (the “EMA”), the MRC Act, and associated regulations. Key requirements include:

(a)	Environmental Impact Statement

Projects likely to have significant environmental impact require submission of an environmental impact statement (“EIS”) to the Zambia Environmental Management Agency (“ZEMA”) for review and approval. Additional EISs may be required for project modifications or expansions.

(b)	Environmental Audits.

Audit reports on environmental impacts must be prepared within 15 months of commencing operations and at regular intervals thereafter as directed by the Director of Mines Safety. The Director may require modifications to operations based on audit findings.

(c)	Prevention and Protection Orders.

ZEMA may issue orders requiring specific actions to prevent environmental harm or enhance environmental protection.

(d)	Restoration and Compliance Orders.

Where environmental contamination occurs or license conditions are breached, ZEMA may issue restoration or compliance orders.

(e)	Cost Recovery.

If we fail to comply with an environmental order, ZEMA may take necessary measures and issue a cost order requiring us to reimburse ZEMA for expenses incurred. Such orders are enforceable as court judgments.

The EPF Regulations further regulate mine dumps, dumping procedures, closure of dumping sites, air quality and emissions, water standards, and handling of hazardous materials. The Director of Mines Safety may inspect operations to ensure compliance.

Environmental Protection Fund

The EPF Regulations require contributions to an Environmental Protection Fund to ensure proper execution of environmental obligations and protect the government against rehabilitation costs if we fail to perform. Contributions are calculated as a percentage of estimated mine closure costs based on our environmental performance category. We are currently classified in Category 3, requiring contributions equal to 20% of estimated closure costs; however, we are in continuing negotiations with the MSD to determine our classification. For more information on our current Environmental Protection Fund obligations, see “Legal Proceedings—Environmental Compliance Liabilities.”

The MRC Act imposes strict liability on mining license holders for any harm or damage caused by mining or mineral processing operations. Compensation obligations include costs of reinstatement, rehabilitation, clean-up, preventive measures, medical expenses, disability compensation, and compensation for loss of life. Claims may be brought for a reasonable period after affected persons could reasonably have learned of the harm, considering the time required for harm to manifest and to correlate harm with our operations.

Mine closure requires a certificate of abandonment specifying conditions for closure. However, liability for harm incurred before abandonment may continue after closure, and legal proceedings commenced before abandonment may continue thereafter.

Proposed Legislative Changes

In November 2022, the Ministry of Mines and Minerals Development unveiled the National Mineral Resources Development Policy 2022 (the “Policy”), which contemplates significant reforms to achieve an increase in Zambian copper production to 3 million tonnes annually by 2032. The Policy has led to enactment of the MRC Act (effective June 13, 2025) and the Geological and Minerals Development Act, and anticipates further regulatory changes affecting:

•	licensing procedures, with emphasis on improved transparency, efficiency, and use of information technology;

•	mining taxation, with the stated goal of establishing a more consultative, competitive, and sustainable tax regime;

•	large-scale exploration and mining, including strengthened enforcement mechanisms and increased oversight of third-party agreements;

•	environmental management, with enhanced monitoring and evaluation systems; and

•	regulatory structure, potentially including creation of a semi-independent mining regulator.

While the MRC Act is now in force, the MRC board has not yet been appointed and the MRC has not begun operations. Legislative gaps have been identified that will require supplementary regulations and guidelines. The Ministry of Mines is developing additional regulations to implement both the MRC Act and the Policy. The Ministry has also developed a National Critical Minerals Strategy 2023-2030, currently under review, that may impose additional requirements.

The Geological and Minerals Development (Local Content) Regulations 2025 (the “Local Content Regulations”) impose mandatory local procurement requirements. Mining companies are required to reserve a minimum percentage of annual procurement budgets for “core mining goods and services” for local companies with at least 25% Zambian ownership; starting at 20% (from July 1, 2026), with progressive increases of up to 40% over five years (i.e., by January 1, 2031).

Effective January 1, 2026, mining companies are required to exclusively engage local companies for all non-core mining goods and services critical to operations. Mining companies are also required to give employment preference to qualified Zambian citizens and implement training programs for skills transfer. Failure to comply with employment preferences is punishable by monetary fines for each day of non-compliance.

The Local Content Regulations have recently been enacted and have not yet been subject to practical implementation or judicial interpretation, creating uncertainty regarding their enforcement, the scope of compliance obligations, and ultimate potential sanctions for non-compliance.

BUSINESS

Our Business

CopperTech is a U.S. domiciled corporation that seeks to capitalize on what we expect to be an unprecedented copper demand cycle that has the potential to lead to more demand for copper in the next 25 years than has been produced throughout all of human history. Our mission is to ‘Power the Copper Century’ by meeting America’s rapidly growing demand for critical minerals as this cycle develops. We will focus our production of critical minerals on copper and cobalt, which are essential for high-growth end-markets including AI infrastructure, data centers, grid modernization and electrification. As we seek to upgrade our Mineral Resource classifications and continue to explore within our existing significant copper and cobalt endowment, we intend to pursue and leverage state-of-the-art technologies in a strong and sustainable manner to maximize the results of our efforts.

Our flagship asset, Konkola Plc, is a high-grade copper and cobalt producer strategically located in Zambia’s Copperbelt Province. Konkola Plc is 79.42% owned by CopperTech and 20.58% owned by ZCCM, a diversified mining investments and operations company listed on the Lusaka Stock Exchange. From 2004 to 2019, Konkola Plc has deployed over $3 billion into capital expenditures, funded by a combination of cash generated from operations and from shareholder loans. Over the next five years, Konkola Plc intends to expend an additional $1.5 billion into its operations, with a goal of driving an increase in copper production (including Integrated and from third-party sources) to an average of approximately 250 Ktpa over the remaining operational mine life of Konkola Plc from Fiscal 2029. Konkola Plc expects to fund such expenditure through CopperTech’s investment of the proceeds from this offering in Konkola Plc and may fund the remainder of such expenditure through the reinvestment of cash generated from its operations and additional financing, as required.

With such production increases, we are aiming for Konkola Plc to become one of the top copper producing mines by volume globally and an important part of total Zambian cobalt production. Beyond production expansion at Konkola Plc, we intend to invest in exploration activities within our operational sites and in select international jurisdictions to support longer-term Mineral Resource development.

While traditional copper producers rely on decades-old operating processes, CopperTech continues to build a technology-led copper business across our mining and plant operations to increase the productivity, safety and sustainability of our operations. For example, the installation of a new smelter at Nchanga, one of our key operational sites, has enabled us to capture 99.5% of sulfur emissions from the smelter operations. In addition, we intend to continue using technology, including AI-based technology, aimed at delivering real-time ore grade optimization to increase recovery rates, conducting predictive maintenance to reduce unplanned downtime, deploying automated quality control to ensure consistent premium product, process optimization to drive a reduced carbon footprint and establishing remote monitoring capabilities to enable 24/7 expert oversight. Through strategic collaborations with technology specialists, we expect to improve our operating performance, de-risk our expansion and expand our resource base through the deployment of leading geophysical, analytical and AI technologies. Similarly, we intend to pursue collaborations to further enhance the efficiency and profitability of our business. We believe this technology-focused approach will also lead to enhanced performance standards designed to mitigate environmental impacts, which will elevate the standards for responsible mining that conventional miners cannot easily replicate.

The copper demand cycle we intend to capitalize on is expected to be fueled by a structural shift driven by greater needs from AI infrastructure (including data centers), economic growth of developing nations, energy transition and increased defense spending targets. According to Wood Mackenzie, these areas alone are expected to account for roughly 40% of the approximately 7.5 Mtpa of total copper demand growth expected by 2035. As an example, Microsoft’s $500 million data center in Chicago is estimated to require approximately 2.2 Kt of copper, worth approximately $25 million at February 2026 spot prices. With respect to power demand, the International Energy Association notes that large hyperscale data centers are becoming increasingly common, with such data centers demanding power equal to or exceeding 100 MW, which is equivalent to the annual electricity consumption from around 350,000 to 400,000 electric cars.

At the same time, the supply of copper faces compounding constraints including an approximately 2% annual copper grade decline at existing mines globally (per Ernst & Young), operational disruptions, political instability, geological challenges and previous pandemic-related maintenance delays. The constrained supply is further exacerbated by an approximately 24-year development timeline for new copper mines. Further, a substantial portion of supply capacity remains concentrated in jurisdictions with operational or geopolitical risks – the U.S. net import reliance in 2024 was 45% of domestic copper consumption. With the Democratic Republic of the Congo accounting for over 75% of the world’s cobalt production and China producing more than 45% of the world’s copper and refining over 70% of the world’s cobalt, U.S. federal policy is increasingly prioritizing diversification and critical mineral security from Western-aligned nations through initiatives from various U.S. governmental agencies, including the Lobito Corridor, a $10 billion rail infrastructure project intended to improve connectivity between Zambia’s Copperbelt Province and Atlantic ports. See “Risk Factors—Risks Related to Our Business—Our business, results of operations, cash flows and financial condition have been and may continue to be adversely affected by changes in geopolitical and global economic conditions.” for further information. We believe Konkola Plc’s strong operating history, combined with the Konkola Complex being one of the highest-grade copper and cobalt resources in the world, lay the framework for our Company to be a highly economic and strategic long-term supplier of critical minerals, including to Western-aligned end markets.

Scheme of Arrangement and Resumption of Control

Beginning with Vedanta’s acquisition of a controlling interest in Konkola Plc in 2004, Konkola Plc became a Vedanta-led operation in which ZCCM continued as a minority shareholder. After more than a decade of operating alongside ZCCM, the parties became involved in a shareholder dispute in 2019, resulting in ZCCM filing a petition in the High Court of Zambia seeking to wind up Konkola Plc. As a result of the winding-up petition, the High Court of Zambia appointed the Provisional Liquidator to oversee the operations of Konkola Plc. During this period, Konkola Plc and the KCM Complex were under the control of the Provisional Liquidator, and total copper production of Konkola Plc (including Integrated and from third-party sources) fell to a low of approximately 54 Ktpa in Fiscal 2024, as compared to copper production amounts (including Integrated and from third-party sources) of approximately 180 Ktpa, 195 Ktpa and 177 Ktpa during Fiscal 2017, Fiscal 2018 and Fiscal 2019, respectively. In 2023, Vedanta and ZCCM resolved the dispute through a scheme of arrangement under which Vedanta resumed operational control of Konkola Plc and committed to an investment program and revised cooperation framework. This was memorialized by the new shareholders agreement entered into on November 6, 2023 between VRL, VRHL, ZCCM and Konkola Plc. The Scheme of Arrangement with respect to legacy creditor claims was sanctioned by the High Court of Zambia on June 28, 2024, and became effective on July 31, 2024 (see “Business—Legal Proceedings—Scheme of Arrangement”). Upon the Scheme Effective Date, the Provisional Liquidator was removed and VRHL’s control and ownership of Konkola Plc was reinstated.

In connection with the Scheme of Arrangement, Konkola Plc entered into the following loan agreements with VRHL pursuant to which VRHL is required to loan an aggregate principal amount of up to $1.27 billion to Konkola Plc, consisting of:

•	A $1.00 billion loan to fund Konkola Plc’s capital expenditure, to be funded by semi-annual instalments until January 31, 2030. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Scheme Loan Agreements.” As of December 31, 2025, VRHL had funded approximately $330.0 million under the Capital Expenditures Support Loan Agreement and there is a balance of $670.0 million to be funded. CopperTech, as the sole stockholder of VRJL following the Transactions, intends to contribute the net proceeds of this offering to Konkola Plc with the objectives of further developing Konkola Plc’s operations and such contribution will be used to fund the lender’s remaining $670.0 funding obligation under the Capital Expenditure Support Loan Agreement. See “Summary of the Transactions” and “Use of Proceeds.”

•	A $250.0 million loan to fund amounts payable to Konkola Plc’s creditors. As of December 31, 2025, VRHL had fully funded the $250.0 million required by the Creditors Settlement Support Loan Agreement.

•	A $20.0 million loan facility to fund community support. As of December 31, 2025, VRHL had fully funded the $20.0 million required by the Community Support Loan Agreement.

As of the date of this prospectus, no principal or interest have been repaid by Konkola Plc under the Scheme Loan Agreements. Under the KCM Shareholders Agreement, repayments under each Scheme Loan Agreement will commence once Konkola Plc has positive cash flows and will be paid in accordance with the Konkola Waterfall (as defined below). Such restrictions may limit or delay our ability to receive repayments under the Scheme Loan Agreements. Each Scheme Loan Agreement matures in December 2028, subject to automatic extension should Konkola Plc have insufficient cash flow to repay such debt at maturity in accordance with the Konkola Waterfall. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources”.

With Konkola Plc once again under Vedanta control, we expect Konkola Plc copper production to not only return to pre-Fiscal 2019 levels, but with the additional capital expenditure of $1.5 billion Konkola Plc intends to make into its operations over the next five years (including from the proceeds of this offering), we expect to drive an increase in copper production (including Integrated and from third-party sources) to an average of approximately 250 Ktpa over the remaining operational mine life of Konkola Plc from Fiscal 2029.

Overview of Assets

Konkola Plc owns and operates a complex of integrated mines and concentrators, a smelter, refinery, tailings leach plant and associated infrastructure in Zambia’s Copperbelt Province, the KCM Complex. The KCM Complex is primarily located near the DRC border, with the majority of operations taking place at and between the Konkola Complex located near Chililabombwe, the Nchanga Complex located near Chingola, the Tailings Complex located near Chingola and the Nkana Refinery located near Kitwe. We consider the KCM Complex to be our only material mining property as defined by Regulation S-K Subpart 1300. Konkola Plc's operations are also supported by the Nampundwe mine, which produces pyrite that is used solely in connection with Konkola Plc’s smelting operations. Konkola Plc’s assets are well integrated into regional mining and export routes, including major highways that provide a stable link from production centers to Western markets. Konkola Plc’s key assets and properties are summarized below.

Map of Konkola Plc’s Operations at the KCM Complex (and proximity to certain peers and Infrastructure).

Konkola Complex

The Konkola Complex is located in Chililabombwe approximately five km south of the Zambia-DRC border and is expected to be the most significant contributor to Konkola Plc’s overall production profile over time. The Konkola Complex consists of an underground mine, concentrator and tailings storage facility. Since commencing operations in 1957, the Konkola Complex has extracted approximately 3.2 Mt of copper, which we believe demonstrates the long-term viability and production reliability of this asset. The Konkola Complex targets an orebody that potentially extends to depths exceeding 2,000 meters through vertical access shafts, and currently active mining activities occur at a depth of approximately 1,000 meters.

Ore is processed at the adjacent Konkola concentrator, which has a 6 Mtpa nameplate capacity and employs conventional milling and flotation to produce Copper Concentrate for the Nchanga smelter. Tailings from the concentrator are deposited in the Lubengele tailings storage facility at Konkola, which is undergoing auger drilling and test work to assess its potential for future resource recovery.

In Fiscal 2019, prior to the appointment of the Provisional Liquidator, copper production at the Konkola Complex was approximately 30 Kt. In Fiscal 2024, copper production at the Konkola Complex had declined to approximately 16 Kt. As supported by the Initial Assessment TRS, we believe the Konkola Complex has the potential to produce an annual average of 140 to 160 Ktpa of copper by Fiscal 2033. The increased production level at the Konkola Complex is expected to be enabled by a 0.4 Mt Measured and Indicated Mineral Resource, 8.3 Mt Inferred Mineral Resource and 1.0 Mt Proven and Probable Mineral Reserve (or 0.3 Mt Measured and Indicated Mineral Resource, 6.6 Mt Inferred Mineral Resource and 0.8 Mt Proven and Probable Mineral Resource on a 79.42% ownership basis), with potential to support a mine life through 2069 if all such Mineral Resources are ultimately converted into Mineral Reserves.

The increased production levels are contingent on the execution of a recently redesigned mine plan, the Konkola Deep Mine Project, that requires the dewatering and extension of underground infrastructure allowing for access to deeper mineralization. In order to carry out the relevant upgrades and modifications, the Konkola Complex is expected to require total capital costs of $1.0 billion (out of a total $1.5 billion across the KCM Complex) over the next five years. This results in capital intensity of $8,065 per tonne of copper per annum (capital required over the first five years to access the Mineral Reserves at the Konkola Complex) versus an industry range of $7,550 to $41,550 per tonne of copper per annum, as calculated by Wood Mackenzie.

Nchanga Complex - Mines, Concentrators, Smelter and Tailings Leach Plant (“TLP”)

The Nchanga Complex is located in Chingola and includes an underground mine, open pit mines, concentrators, tailings leach plant, smelter and a refinery. The Nchanga Complex operations currently mine from one operational open pit alongside the underground mine, which itself remains operational at a depth of approximately 1,000 meters. Since commencing operations in 1951, the Nchanga Complex has extracted approximately 14.3 Mt of copper.

In Fiscal 2019, prior to the appointment of the Provisional Liquidator, copper production at the Nchanga Complex was approximately 12 Kt. In Fiscal 2024, copper production at the Nchanga Complex had declined to approximately 1.2 Kt. Since April 2025, mining at the Nchanga Complex across the open pit and underground has been scaled back meaningfully due to declining available mining inventory, and open pit mining is only expected to continue until the end of 2027 with resource extension drilling of the open pit mine resuming in Fiscal 2026. Nonetheless, the Nchanga Complex houses infrastructure that is essential for Konkola Plc’s operations, and we expect to continue upgrading and modifying such infrastructure to achieve our goal of driving an increase in copper production (including Integrated and from third-party sources) to an average of approximately 250 Ktpa over the remaining operational mine life of Konkola Plc from Fiscal 2029.

As supported by the Initial Assessment TRS, the Nchanga Complex is expected to produce approximately 23 Ktpa of copper and 1 Ktpa of cobalt over its remaining planned open pit operational life through 2038. The current mine plans contemplate a 13-year mine life, exploiting an aggregate of 1.0 Mt Mineral Resource (or 0.8 Mt Mineral Resource on a 79.42% ownership basis) with additional exploration to commence in Fiscal 2026, potentially supporting a longer mine life to the extent additional viable orebodies are identified within the Nchanga Complex mining license area. The Nchanga Complex is expected to require total capital costs of $500 million (out of a total $1.5 billion across the KCM Complex) over the next five years.

The Nchanga Complex also features three concentrators (Old East Mill, New East Mill and New West Mill) with a total capacity of 13 Mtpa, which are used to treat ore produced from the open pit and underground operations. A portion of the Copper Concentrate produced from the Nchanga concentrators is transported to the Nchanga smelter for further processing, while the remainder is sold to customers in end markets. Tailings from the Nchanga concentrators are routed to the TLP for further copper extraction. The TLP is a copper recycling hydrometallurgical plant with a design capacity of 18 Mtpa, and is used to process tailings from the Nchanga Complex, old tailings dams and other stockpiles. The Nchanga smelter is located in Chingola and utilizes direct blister flash smelting technology to process concentrate from the Konkola and Nchanga concentrators as well as third-party concentrate into copper anodes. Copper anode produced at the Nchanga smelter is either sold as product or transported via road to the Nkana Refinery for further conversion into refined cathode. The plant also includes cobalt recovery furnaces and sulfuric acid plants which respectively produce copper-cobalt alloy and sulfuric acid byproducts. The copper-cobalt alloy is sold to customers in the end-markets, and the sulfuric byproducts are used in the TLP. The Nchanga smelter was commissioned in Fiscal 2009 with an original design capacity of approximately 310 Ktpa of copper. Our broader mining operations plan assumes that annual third-party Copper Concentrate feed will be purchased at quantities of between 250 to 300 Ktpa from the local Zambian and DRC markets to maximize utilization of the smelter capacity.

Tailings Complex – TD03 and TD04

The Tailings Complex, consisting of TD03 and TD04, is a historical tailings storage facility that contains substantial inventories of low-grade oxide tailings generated from past sulfide flotation operations. The Tailings Complex is located at the Nchanga Complex in Chingola. In Fiscal 2019, prior to the appointment of the Provisional Liquidator, copper production from the Tailings Complex was approximately 49 Kt. In Fiscal 2024, copper production from the Tailings Complex had declined to approximately 12 Kt.

As supported by the Pre-Feasibility Study TRS, the Tailings Complex is expected to produce an average of 38 Ktpa over its planned operational life through Fiscal 2029.

Additional Facilities and Infrastructure

Nkana Refinery

The Nkana Refinery is located in Kitwe and is a large, conventional electro-refinery with a current nameplate capacity of 300 Ktpa LME Grade A refined cathode, though the refinery is focused on producing starter sheets for the TLP as of the date of this prospectus. To accomplish this, anodes are supplied by the Nchanga smelter and consumed in the stripper section. After this point, the copper starter sheets generated in the stripper section anodes are transferred to a commercial section to consume the remainder of the anodes and to where the remaining anodes are consumed to produce refined cathode for sale or returned to the TLP to be used as starter sheets, at an approximate rate of two refined cathodes per anode. While there is no cathode production from the Nkana Refinery today, we expect to evaluate a potential strategic investment program to enhance reliability, decrease costs, and increase utilization when power supply improves, unlocking greater value for the facility.

Nampundwe Mine

The Nampundwe mine is located 50 km from Lusaka and has been operational for 112 years. The Nampundwe mine produces pyrite, a sulfur and iron compound that is a critical input for smelting operations. Pyrite is a key source of sulfur supply required for sulfuric acid production in the acid plant located at the Nchanga Complex, which is then further utilized as the key reagent in the TLP, and as a reactant in the smelting process. The Nampundwe mine produced approximately 17.5 Kt of pyrite in Fiscal 2025.

Financial and Operating Performance

CopperTech intends to use the net proceeds from this offering to undertake investments in Konkola Plc aimed at increasing total copper production (including Integrated production and production from third-party sources) above historical levels, as outlined in the Technical Report Summaries.

Konkola Plc produced a total of approximately 180 Kt of copper (Integrated and third-party) in Fiscal 2019. In Fiscal 2024, total production (Integrated and third-party) had declined to 54 Kt of copper.

In Fiscal 2025, Konkola Plc had net sales of $406.3 million and net income of $1,010.8 million, as compared to net sales of $438.2 million and net loss of $442.7 million in Fiscal 2024. The positive net income in Fiscal 2025 was due to the discounting of the restructured liabilities in connection with agreements Konkola Plc entered into with its creditors, the GRZ and VRHL to repay these liabilities (in the form of loans) in the future in accordance with the KCM Shareholders Agreement and the Scheme of Arrangement. See “—Scheme of Arrangement and Resumption of Control” for further information. In Fiscal 2025, Konkola Plc produced approximately 48 Kt of copper (both through Integrated production and production from third-party sources) at an AISC of $6.93 per pound and in Fiscal 2024, approximately 54 Kt of copper (both through Integrated production and production from third-party sources) at an AISC of $9.48 per pound. This compares to an expected average production (including Integrated and from third-party sources) of 250 Ktpa and an expected average AISC of $2.28 per pound over the remaining mine life across the KCM Complex. As supported by the Technical Report Summaries, as of April 1, 2025, we had approximately 1.2 Mt of Proven and Probable copper Mineral Reserves (or 1.0 Mt of Proven and Probable copper Mineral Reserves on a 79.42% ownership basis) across the KCM Complex and, as of the same date, we had 1.2 Mt of further Measured and Indicated Mineral Resources and 8.6 Mt of Inferred Mineral Resources (or 1.0 Mt of further Measured and Indicated Mineral Resources and 6.9 Mt of Inferred Mineral Resources on a 79.42% ownership basis). See “—Summary Historical Consolidated Financial and Other Data” for further information and “—Reconciliation of Non-GAAP Accounting Standards Financial Measures” for a reconciliation of Cost of Sales, the most directly comparable GAAP measure to AISC.

The tables below summarize certain forward-looking financial and operational information of Konkola Plc as outlined in the Technical Report Summaries. Information regarding our Mineral Resources, including Inferred Mineral Resources, is derived from the Initial Assessment TRS, whereas information regarding our Mineral Reserves is derived from the Pre-Feasibility Study TRS. For additional information on our Mineral Reserves and Mineral Resources, see “Mining Properties” and the Technical Report Summaries included as exhibits to the registration statement of which this prospectus forms a part.

Our Competitive Strengths

We believe that the following competitive strengths differentiate us and can contribute to our continued success.

Robust Economics Driven by Large-Scale, High-Grade and Low-Cost Positions

Our strong economics reflect the interplay of grade, scale and integration – capturing margin at each step of the mining process. Konkola Plc’s average Mineral Reserve and Mineral Resource copper grade of 2.9% is approximately four times higher than the declining global average of 0.66% per Wood Mackenzie. We believe our strong endowment, as well as our large operational scale, provides the opportunity to achieve an efficient unit intensity as fixed costs are spread over more tonnage and high capital productivity. Furthermore, vertical integration – having mines, concentrator, on-site smelter and the TLP in one place – reduces logistics and third-party charges, stabilizes net realized pricing through minimized exposure to treatment and refining expense volatility, manages quality and shortens the cash-conversion cycle.

Our production growth plan is designed to leverage our favorable economics. Phased debottlenecking, recovery work and incremental throughput additions are expected to increase effective capacity in an efficient manner. We believe that higher volumes of concentrate feed will further improve smelter utilization and dilute fixed cost overheads, supporting expanded cash margins and returns. As such, we believe we have the foundation required to progressively entrench ourselves as a preferred long-term source of copper and cobalt for the U.S. market given our strong economic position and resulting ability to sustain strong margins through potential periods of commodity price volatility.

Technology-Driven Operations Delivering Industry-Leading Efficiency

We intend to continue building a digitized, AI-powered mining operation. We have a track record of using technology across our mining and plant operations, for example, the installation of a new smelter at Nchanga has enabled us to capture 99.5% of sulfur emissions from the smelter operations. Through strategic collaborations with technology specialists, we anticipate that our technology will enable real-time optimization across the entire value chain – from predictive maintenance that reduces downtime, to AI-driven exploration to increase our Mineral Resources and Mineral Reserves, and autonomous systems that enhance safety while reducing labor costs. Our integrated sensor network will be designed to provide continuous monitoring of equipment performance, geological conditions and environmental parameters, enabling proactive decision-making not possible for many conventional miners. We believe this technology-led approach positions us to achieve lower operating costs and higher productivity compared to conventional operations.

High Growth Critical Minerals Producer with Strategic Focus on Supplying U.S. and Western Markets

We believe that Konkola Plc represents one of the few operations positioned to help meet U.S. demand for copper and cobalt over the long term. Despite both commodities being designated as critical minerals by the U.S. government in 2025, the U.S. continues to import approximately 45% of its copper and 75% of its cobalt, as per the U.S. Geological Survey. With the DRC accounting for over 75% of the world’s cobalt production and China producing more than 45% of the world’s copper and refining over 70% of the world’s cobalt, the U.S. faces significant supply chain vulnerability. The Konkola Complex is one of the world’s highest-grade copper assets, and as supported by the Technical Report Summaries, with the implementation of our planned infrastructure upgrades, we aim to achieve a remaining operational mine life average production level of approximately 250 Ktpa (including Integrated and from third-party sources) from Fiscal 2029. We believe that these initiatives, coupled with our strong operating history will enable us to become a strategic, technology-led supplier of copper and cobalt.

Konkola Plc offers a differentiated source of supply for copper and copper-cobalt alloy that can support rapidly growing end-use demand across critical sectors such as AI infrastructure, data centers, grid modernization and electrification. Further, we believe that copper is a cornerstone of industrialization and is currently at the forefront of a global shift towards a green economy. Its exceptional conductivity and recyclability make it an indispensable component in a wide array of modern technologies, from renewable energy systems to electric vehicles. Industry forecasts indicate that the next 25 years will require more copper than has been produced throughout human history. See “–Industry” below for further information.

Policy trends also have the potential to reinforce this structural shift. Effective August 1, 2025, the U.S. Government imposed a 50% tariff on semi-finished copper products, while excluding raw forms such as ore and cathode. Beginning from 2027, the U.S. Government will also require that 25% of U.S. produced high-quality copper scrap and copper inputs be sold domestically, thereby underscoring the need to secure reliable upstream supply from mining operations. The U.S. International Development Finance Corporation has provided financial support for the Lobito Corridor, a $10 billion rail infrastructure project intended to improve connectivity between Zambia’s Copperbelt Province and Atlantic ports. The Lobito Corridor is expected to be operational by approximately 2029, potentially enhancing logistics for copper exports to Western markets. Against this backdrop, we are actively seeking to secure long-term commercial relationships and offtake contracts with customers located in the U.S. and Western-aligned nations. These contracts have the potential to allow us to contribute directly to energy security, technological competitiveness and supply chain resilience in the U.S., which we believe is aligned with the objectives of policymakers to reduce dependence on DRC mining and Chinese mining and refining, to the extent paired with increased critical minerals processing/refining capacity in Western-aligned nations.

Advanced, De-risked Platform Backed by Substantial Capital Investment to Date

Unlike many potential sources of incremental copper around the world, the KCM Complex currently produces copper and benefits from approximately $3 billion of capital deployed by Konkola Plc into capital expenditures between 2004 to 2019, funded by a combination of cash generated from operations and from shareholder loans. We believe that this installed asset base, together with existing permits and established operating practices, enables a highly efficient restart-and-ramp-plan that is more capital efficient and significantly faster compared to a first-time greenfield build. From a timeline perspective, the average greenfield copper mine in tier-1 jurisdictions such as the U.S., Canada and Australia take 29 years, 27 years and 20 years, respectively to be built, whereas our full ramp up to peak production is expected to take only approximately 7-8 years.

Zambia - One of the World’s Most Attractive Mining Jurisdictions

Konkola Plc’s operations are located in Zambia, one of the world’s most established copper mining jurisdictions. In 2024, Zambia was the 11th largest producer of copper in the world and the second largest producer in Africa, with copper exports representing 15% of Zambia’s gross domestic product and over 70% of its exports. In 2024, the Fraser Institute’s Annual Survey of Mining Companies rated Zambia as 28th (out of 82 jurisdictions) on the Investment Attractiveness Index globally and is the third highest ranked African jurisdiction (out of 20 jurisdictions), which considers key investment attributes including geological attractiveness and government policies.

The GRZ has stated goals to position copper as a cornerstone of the nation’s economic development and triple national copper production to 3 Mt annually by 2031 (Zambia currently projects 2025 production to reach 1 Mt) and to improve enabling infrastructure, including power permitting processes and logistics. We believe the development of the KCM Complex supports these goals, thereby aligning our interests with those of the GRZ. Furthermore, we expect that our long-standing community relationships, focus on safety, environmental performance and robust existing workforce with a strong composition of local talent will support our license to operate during the production ramp period and beyond.

Strong Historical Exploration Track Record and Resource Conversion

We are exploring the extension of the expected mine life of the KCM Complex through continued exploration activities in what is a highly prolific zone for copper. Since the inception of the copper mines at Konkola, approximately 17.4 Mt of contained copper has been extracted. As supported by the Technical Report Summaries, this compares to a total Mineral Resource as of April 1, 2025, of 9.8 Mt (or 7.8 Mt on a 79.42% ownership basis), which has continually been replenished through ongoing exploration activities. We are currently executing an exploration campaign to further develop our Mineral Resources, through the drilling of the Konkola Deep Mine Project, Tailings Dam 05 located near Nchanga and the Lubengele tailings dam located at Konkola, the latter two which have not previously been included in our declared Mineral Resource base. This campaign is designed to enhance long-term mine planning and maximize value generation.

Endorsed and Backed by Global Mining Leader

Our current controlling stockholder, Vedanta, is a leading, diversified natural-resources group founded by Anil Agarwal that generated revenue of $18.2 billion in Fiscal 2025 and employs a global workforce in excess of 117,000 people. Vedanta has a track record of successfully operating and managing assets across a range of industries and geographies. The Vedanta group’s portfolio spans base metals (zinc, lead, silver, aluminum, copper), oil and gas, iron ore, steel and power generation across India, Africa and other regions. In 2004, Vedanta obtained a 51.00% stake in Konkola Plc, before increasing its ownership to 79.42% in 2008.

Our Business Strategy

CopperTech is exploring a transformative growth strategy aimed at significantly further expanding copper production capacity across its mining and processing assets. We seek to deliver attractive, through-the-cycle returns to our stockholders through cash flow generation and growth of our copper mining operations. Below are the highlights of our growth strategy.

Execute Plans to Become a Leading Global Copper Producer to Serve the High Growth U.S. Technology Sector

We are growing our copper and cobalt mining business by executing and exploring development work at the KCM Complex, which we believe offers potential high returns. This includes prioritization of the Konkola Deep Mine Project to access the most attractive parts of the ore body, process improvements and other capital expenditures by Konkola Plc expected to total $1.5 billion over the next five years. A portion of such investment will be allocated to exploration activities within the KCM Complex and in select international jurisdictions, including infill drilling programs and AI-based geological surveys to identify additional resources and upgrade resource classifications. With this investment, and our planned infrastructure upgrades, we expect to achieve a remaining operational mine life average production level (including Integrated and from third-party sources) of approximately 250 Ktpa from Fiscal 2029.

We believe there is also potential to grow production further, subject to additional geological engineering, permitting and completion of necessary studies. In carrying out our growth plans, we will continue to employ conventional and cutting-edge technologies to benefit from geological confidence in the resource base, access to existing infrastructure and support from local and regional authorities. In addition to pursuing growth in production at the KCM Complex, we also plan to undertake technical programs across the Konkola Plc portfolio to potentially upgrade Konkola Plc’s Mineral Resources from the Inferred to higher-confidence Mineral Resource classifications, delineate new Mineral Resources and continually assess optimization strategies to increase efficiency of operations. In addition, we may evaluate external growth opportunities from time to time.

To further support our growth potential, we are also exploring measures to ensure power security and supply, which we anticipate will further streamline production as power is one of our biggest production inputs.

Employ a Disciplined Approach to Capital Allocation

Following the completion of our production ramp at the KCM Complex, subject to fulfilling the requirements set out within the Konkola Waterfall, we expect the focus will be on deleveraging our balance sheet in order to preserve our financial flexibility through the commodity price cycle; continuously exploring new mining targets; and opportunistically evaluating external growth opportunities that are accretive.

Although there are currently no restrictions in our debt agreements or capital structure that would prevent us from paying a dividend in the future as a holding company, our ability to pay dividends on our common stock will depend on the receipt of cash distributions and dividends from our direct and indirect operating subsidiaries. Pursuant to the KCM Shareholders Agreement, distributions from Konkola Plc are subject to the Konkola Waterfall prioritizing interest and partial principal on shareholder loans and other specified liabilities, which may limit or delay our ability to pay dividends or other distributions.

Building the “Modern Mine” by Continually Evaluating Value-Added Strategic Collaborations, Including Artificial Intelligence and Technology

We believe that our focus on strategic collaborations will accelerate operating performance, de-risk expansion and expand our resource base through the deployment of leading geophysical, analytic and AI technologies. More specifically, these technologies are anticipated to include AI-assisted tools to improve operating performance, by applying such tools in mine planning, maintenance scheduling, process control and exploration targeting. We intend to evaluate collaborations with equipment suppliers, digital and AI providers, mining and processing firms and consulting and engineering organizations with demonstrated capabilities in such specialized areas. Our objective is to access and utilize proven and innovative technologies to enhance financial performance while continuing to foster industry-leading safety standards, personnel management systems and IT systems.

Customer Base

As of December 31, 2025 all of our mining operations were located in Zambia. All of our products are sold on auction basis with short-to-medium term offtake agreements of up to one year.

Our largest client for Fiscal 2025 represented 37% of our revenue, and our largest client for Fiscal 2024 represented 58% of our revenue. Our second and third largest clients for Fiscal 2025 represented 15% and 12%, of our revenue, respectively, and for Fiscal 2024 19% and 6% of our revenue, respectively.

Raw Materials and Suppliers

Raw Materials

Our raw materials consist of explosives required for rock fragmentation, fuel, power, water, steel balls, reagents/chemicals required for processing plants (including, but not limited to, comminution, flocculant and collector, solvent extraction reagents, smelter reagents and sulfur to produce sulfuric acid), concentrate for processing and sulfuric acid for leaching processes and utilities. These raw materials are sourced from a wide range of suppliers and are readily available.

We procure our raw materials from a diverse network of key suppliers both in Zambia and internationally, ensuring multiple sourcing options for critical inputs. Our long-standing relationships with these suppliers, supported by both contractual agreements and operational collaboration, enable us to strive to secure favorable terms related to product availability, pricing and payment conditions.

To ensure quality and consistency, we establish supply agreements where appropriate. These agreements define specifications, scope of work, commercial terms, service levels, supply security, risk mitigation strategies, warranties and dispute resolution procedures. We actively manage and monitor these supplier relationships and contracts to optimize cost efficiency, enhance performance, reduce supply chain risks and strengthen overall supply resilience.

Our top 10 suppliers, with a spend of $32 million, made up approximately 40% of the total amount of materials supplied to us, exclusive of concentrate purchases, for Fiscal 2025. These have been long-standing suppliers and are supplemented by additional backup suppliers in the event of emergencies. We aim to maintain a diversified supplier base with key suppliers to ensure reliability of our supply. We have not had any significant supply or service disruptions from these suppliers.

Utilities required for operation, including power and water, are provided through established regional infrastructure. Our operations primarily draw their power from ZESCO, a state-owned entity. Because the KCM Complex are among the wettest underground mines globally, with recent underground dewatering pumping rates peaking at approximately 360,000 m3/day, and the Nchanga Complex underground mine peaking at around 75,000 m3/day, the availability of power is essential to our dewatering processes and therefore to our overall operations. As we expand our operations at Konkola, we expect that the amount of dewatering needed will increase significantly, which will increase our need for power. The Nchanga smelter requires a combination of chalcopyrite and chalcocite concentrates for optimal operation. Although we are able to produce chalcocite concentrate in-house, it is necessary to purchase from third parties the majority of the chalcopyrite concentrate that we use in our operations, as well as additional chalcocite concentrate. Our main suppliers for chalcopyrite and chalcocite concentrate are the Zambian local market and the bordering DRC, which we access through a combination of purchases from traders and directly from mining companies.

Similarly, the Nchanga tailings leach plant requires sulfuric acid for its operations. Although we are able to supply some of our own sulfuric acid through our sulfuric acid plant, we need to purchase additional supplies of sulfuric acid from the Zambian smelters. If we are not able to procure sufficient sulfuric acid for production, a bottleneck will occur and our production capabilities will be restricted.

We also rely on third-party contractors for several activities, including execution of our mine plan and conducting ore and waste extraction in our operating business units. These contracts are usually executed for a period of three to five years, following a competitive process where several companies (including potential new suppliers) bid to win contracts.

Competition

The copper exploration, mining and metal production industry is competitive. Companies in this sector compete for access to high-grade mineral resources, skilled labor, technological innovation and favorable regulatory conditions. The competitive landscape includes both large, established producers and emerging firms seeking to develop new projects or improve operational efficiency.

As demand for copper continues to grow, driven by its critical role in electrification, renewable energy and infrastructure, companies are increasingly focused on expanding Mineral Reserves, optimizing production and meeting evolving environmental and social expectations. Competitive pressures are further heightened by challenges such as declining ore grades, logistical constraints and geopolitical uncertainties.

Success in this industry depends on the ability to operate efficiently, manage risks effectively, and adapt to changing market dynamics. We aim to balance cost with strategic growth to better position us to compete in this evolving environment.

Seasonality

Our operations are not generally subject to seasonality. Our mining properties are able to support year-round production. However, during Zambia’s rainy season, which typically falls between November and April, adverse weather conditions may occasionally disrupt operations and reduce productivity at affected sites.

Culture and Employees

As of December 31, 2025, we had approximately 5,300 employees, of which labor unions represented approximately 80%. In addition, we had a workforce of approximately 9,400 contractors.

We attempt to foster a culture rooted in zero harm, world-class safety standards and shared prosperity. Our people are our greatest asset, and we are committed to promoting their health, safety and well-being through robust systems, continuous improvement and a proactive safety ethos.

Our comprehensive Health & Safety Management System is designed to reduce the risk of hazards, prevent injury and promote a safe, inclusive and empowering workplace for employees and business partners alike.

We invest in:

•	regular health surveillance, risk-based monitoring and training for employees and contractors,

•	transparent communication and inclusive decision-making, encouraging voices to be heard in shaping a safer workplace, and

•	non-discriminatory policies intended to protect the rights and dignity of all employees, including those affected by high-risk diseases such as HIV/AIDS.

Intellectual Property

We rely on non-disclosure agreements, invention assignment agreements, intellectual property assignment agreements or license agreements with employees, independent contractors, consumers, software providers and other third parties, which protect and limit access to and use of our proprietary intellectual property. Although we rely, in part, upon these legal and contractual protections, we believe that factors such as the skills and ingenuity of our employees, as well as the functionality and frequent enhancements to our mines, are larger contributors to our success.

As of December 31, 2025, we did not own any patents, copyrights or trademarks.

Environment

In connection with the Resumption of Control over Konkola Plc in 2024, Konkola Plc was granted a moratorium allowing any issues relating to restoration orders under the EMA until July 2026 (which may be further extended pending discussions between Konkola Plc and ZEMA regarding the categorization of certain Konkola Plc sites). Following the conclusion of such moratorium, we will be obligated to comply with all environmental requirements relating to our operations, including restoration orders, which may cause us to incur additional cost. Because the moratorium has not yet concluded, we are not certain as to the amount of any such additional cost which may be material. Furthermore, we have been subject to compliance audits that require us to invest significant capital expenditures in the amount of $28 million over the next five years, including rehabilitation and upgrading of ponds, improved pumping stations, streambed restoration, and other projects.

Regulatory Landscape

See the section entitled “Industry—Zambian Regulation”.

Legal Proceedings

We are subject to claims and lawsuits in the ordinary course of business, including claims under contract, surface and mining rights disputes, employment or labor matters, personal injury claims and other litigation, some of which include claims for substantial or unspecified damages. In addition, we operate in a highly regulated industry and we are regularly interfacing with regulators through inquiries, requests for comment, investigations, examinations and routine engagements by regulatory and other governmental agencies. The outcomes of the legal and regulatory matters discussed in this section are inherently uncertain and some of these matters may result in adverse judgments or awards, including penalties, injunctions or other relief, and we may also determine to settle a matter because of the uncertainty and risks of litigation. Litigation is inherently uncertain, and any judgment entered against us, or any adverse settlement, could materially and adversely impact our business, financial condition, results of operations and cash flows.

Scheme of Arrangement

On May 21, 2019, ZCCM petitioned the High Court of the Republic of Zambia (the “High Court”) to wind up Konkola Plc, alleging that mines held by Konkola Plc were being mismanaged by Vedanta, and contrary to the provisions of the KCM Shareholders Agreement dated November 5, 2004, among the GRZ, ZCCM, VRL, VRHL and Konkola Plc. At the same time that the winding up proceedings were commenced, ZCCM obtained an ex-parte order appointing the Provisional Liquidator over Konkola Plc. On June 28, 2024, Konkola Plc entered into the court-sanctioned Scheme of Arrangement with its Class 1 and Class 2 creditors. In connection with entry into the Scheme of Arrangement, the High Court ordered that Konkola Plc pay into an escrow account $225 million for creditor settlement, $20 million for a one off community support loan and $750,000 for a once-off employee bonus. The Class 1 and Class 2 creditors were classified as follows:

•	Class 1 creditors includes any Scheme of Arrangement creditors which, in aggregate with their affiliates, hold admitted claims with a value less than $1 million.

•	Class 2 creditors includes any Scheme of Arrangement creditors which, in aggregate with their affiliates, hold admitted claims with a value greater than or equal to $1 million.

On June 28, 2024, the Provisional Liquidator’s appointment was vacated, and on July 25, 2024, ZCCM withdrew its winding up petition, which was subsequently granted by the High Court. The board of directors of Konkola Plc was then reinstated on July 31, 2024, and Konkola Plc was returned to being classified as a going concern, with management control returned to Vedanta.

CEC Proceedings

Copperbelt Energy Corporation PLC (“CEC”) has since brought proceedings against Konkola Plc, arguing that it is a preferential creditor entitled to be paid in full before ordinary creditors pursuant to the Scheme of Arrangement. On October 9, 2025 the Court of Appeal of Zambia delivered its judgment, holding that CEC is a preferential creditor because its claim relates to sums that are to be treated as liquidation costs. The effect of this ruling is that the Scheme of Arrangement approved by the first instance court is varied such that CEC is to be treated as a preferential creditor, entitled to payment in full before any of Konkola Plc’s ordinary creditors under the Scheme of Arrangement. Konkola Plc previously provided payment of approximately $10 million to CEC, representing approximately 35% of the debt outstanding to CEC. On 15 October 2025, Konkola Plc sought the Court of Appeal’s permission to appeal the ruling to the Supreme Court of Zambia, which permission was granted on January 28, 2026. The Court of Appeal of Zambia ruled that the grounds of appeal advanced by Konkola Plc raise novel and important questions regarding the finality, enforceability and jurisdictional scope of court-sanctioned schemes of arrangement under Zambian law. The ruling further stayed all execution steps by CEC against Konkola Plc pending the final determination of the appeal before the Supreme Court of Zambia.

However, if the Supreme Court uphold the Court of Appeal’s decision in favor of CEC, payments to creditors under the Scheme of Arrangement will be materially affected. The reclassification of CEC as a preferential creditor would reduce the funds available for distribution to other creditor classes, potentially requiring adjustments to payments already made and limiting the amounts that remaining creditors can recover. This prioritization may also give rise to further litigation relating to the Scheme of Arrangement or Konkola Plc will be required to pay full amount of the debt owing to CEC, in the sum of approximately $19 million.

Environmental Compliance Liabilities

Konkola Plc is subject to several ongoing compliance and prevention orders issued by ZEMA, which relate to, among other things: (a) rehabilitation and management of the TD05; (b) desilting and ecological restoration of natural streams and construction of in-plant containment facilities; (c) control of emissions from the anode furnaces, including installation of an off-gas cleaning system (wet scrubber); (d) installation and maintenance of online monitoring systems for key process areas; and (e) measures to ensure dam stability and zero discharge from the pollution control dam area. These orders involve ongoing remediation and compliance activities.

Additionally, Konkola Plc is also subject to obligations under the EPF Regulations. As of March 31, 2025, the total Environmental Protection Fund liability attributable to Konkola Plc for future mining asset retirement obligations amounted to approximately $129 million. The $129 million is payable by Konkola Plc in the form of a cash payment to the MSD of approximately $12 million and for Konkola Plc to provide MSD with a bank guarantee of $117 million. Although the liability has been attributed to Konkola Plc, no payments or guarantees were required to be made as of the date of this prospectus because Konkola Plc has been granted a two-year moratorium in connection with the period of provisional liquidation (which may be further extended pending discussions between Konkola Plc, MSD and ZEMA regarding the categorization of certain Konkola Plc sites). Further, in the event the remaining $6.5 million cash contribution becomes due and payable following the moratorium and finalization of negotiations, the Company notes that that amount has been included as a claim by MSD (as a creditor) under the Scheme of Arrangement, and the timing of such payment will be subject to the Konkola Waterfall.

The Company has planned capital expenditures of approximately $28 million related to environmental compliance. These expenditures are expected to be allocated to the following key initiatives: (a) rehabilitation and upgrading of spillage ponds, containment vessels, pipelines, and pumping stations to prevent effluent discharge into Chingola stream and ensure proper solids handling; (b) construction of a new catchment pond and restoration works, including stream diversion, clean-up, stream bed reprofiling, erosion control, and ecological restoration; (c) installation of environmental control systems, including an off-gas cleaning system (wet scrubber) at the Nchanga smelter’s anode furnaces; and (d) acid-proofing and civil works for the acid plant, as well as structural and maintenance works at the Nkana Refinery tank.

MINING PROPERTIES

This prospectus refers to estimated Mineral Reserves and Mineral Resources, including Measured, Indicated and Inferred Mineral Resources. See “Scientific and Technical Information—Certain Definitions” for the definition of those terms. Konkola Plc’s disclosure relating to Mineral Resources and Mineral Reserves is based on supporting documentation prepared by the Qualified Person. The Initial Assessment TRS and Pre-Feasibility Study TRS have been prepared by the Qualified Person, and are included as exhibits to the registration statement of which this prospectus forms a part.

Mining Properties Summary Disclosure

Konkola Plc owns and operates a complex of integrated mining and processing assets in the Zambian Copperbelt, a globally significant copper-producing region with extensive mineral endowment and established mining infrastructure. Konkola Plc’s primary production complex, referred to herein as the “KCM Complex”, consists of the following mine types and locations:

●	Konkola Complex, an underground mine located near Chililabombwe approximately 20 km north of Chingola and 5 km south of the Zambia–DRC border,

●	the Nchanga Complex, both open pit and underground mines located within 4 km of the city of Chingola, which is 50 km west of the major city of Kitwe and approximately 110 km northwest of Ndola, the capital of the Copperbelt Province in Zambia, and

●	the Tailings Complex, processed by the TLP, both located at the Nchanga Complex.

The KCM Complex is supported by the Nkana refinery, a large, conventional electro-refinery located near Kitwe, 54 km south of Chingola and 77km south of Chililabombwe, currently used primarily to produce starter sheets for the Nchanga TLP.

The Nampundwe Mine, located approximately 50 kilometers west of Lusaka, in the Shibuyunji District of Central Province, Zambia, is an underground mine producing pyrite concentrate. This concentrate is used as a sulfur-bearing flux in the Nchanga smelter. There are no commercial offtake arrangements for the pyrite mined at Nampundwe and Konkola Plc does not directly derive any revenue from the pyrite mined at, and thus has not established any reserves for, Nampundwe. As defined by Subpart 1300 of Regulation S-K, the Nampundwe mine is an “exploration stage” property. In the event Nampundwe produces an insufficient amount of pyrite for the Company's production processes, the Company expects to purchase pyrite from third party producers to facilitate its copper production.

Following the consummation of the Transactions, CopperTech will hold a 79.42% ownership interest in Konkola Plc.

The KCM Complex is our only material mining property and is a “production stage” property, as defined by Subpart 1300 of Regulation S-K.

The location of the KCM Complex, Nkana refinery and Nampundwe mine are provided in the figures below:

Annual Production for the Past Three Years(1)

(metric tonnes per year)

Product	Fiscal 2025	Fiscal 2024	Fiscal 2023
	Amount (79.42% basis)	Amount (79.42% basis)	Amount (79.42% basis)
Copper
Konkola	10,794	12,941	19,463
Nchanga	1,789	927	3,540
Tailings Dams 03 and 04	13,515	9,359	19,286
Total	26,098	23,226	42,288

Cobalt(2)
Konkola	105	159	335
Nchanga	30	15	258
Tailings Dams 03 and 04
Total	134	175	593

(1)	Copper and cobalt amounts reported in the S-1 reflect CopperTech’s 79.42% interest in Konkola Plc. For further detail on Konkola Plc’s mining properties, please refer to the Technical Report Summaries.

(2)	During fiscal 2023, 2024 and 2025, all cobalt production was in the form of a copper—cobalt alloy, for which Konkola Plc realized revenue solely on the copper content.

License Details

Konkola Plc holds exclusive rights to explore for, extract, process and sell copper ores and related products within the boundaries of its large-scale mining licenses (“LSMLs”). These rights are granted under the Minerals Regulation Commission Act of 2024 (“MRC Act”) and are administered by the Ministry of Mines and Minerals Development (“MMMD”). The LSMLs provide legal authority for both surface and underground mining activities, as well as construction and operation of associated infrastructure including processing plants, TSFs, waste management areas, and water abstraction systems.

Konkola Plc’s rights under the LSMLs include:

•	the exclusive right to access and extract copper-bearing ore within the defined license areas;

•	the right to process ore and produce Copper Concentrates and copper products;

•	the right to construct, operate and maintain infrastructure for mining, processing, tailings and logistics; and

•	the authority to sell and export copper products in line with national export guidelines.

These LSMLs are in good standing and provide the legal basis for mineral extraction, processing and associated infrastructure development across Konkola Plc’s operations. As of April 1, 2025, there are no known encumbrances, material legal proceedings or compliance issues affecting the standing of these licenses. The primary conditions associated with these licenses relate to royalty payments and mine closure requirements. See “Mining Properties Summary Disclosure—Royalties” and “Business—Legal Proceedings—Environmental Liabilities.”

A summary of Konkola Plc’s LSMLs are shown below:

Asset	License	Description	Area (ha)	Expiry date
Konkola Mine License	7076-HQ-LML	Covers underground copper extraction and operation of the concentrator at the Konkola Complex	6,692.3	March 30, 2050
Nchanga License	7075-HQ-LML	Covers mining and tailings recovery operations at the Nchanga Complex	8,516.9	March 30, 2050
Nchanga Tailings Leach Plant License	28174-HQ-MPL	Covers Nchanga TLP operations	177.0	December 16, 2045
Nchanga Old East Mill License	28173-HQ-MPL	Covers Nchanga concentrator operations	27.0	December 16, 2045
Nampundwe License	7074-HQ-LML	Covers Pyrite mining and concentrator operations	962.5	March 30, 2050
Nkana Refinery License	20945-HQ-MPL	Covers refining activities at the electrorefinery	50.0	April 18, 2050

Surface rights within the license areas are secured either directly through the mining licenses or through agreements with local authorities and landholders where required. As of the effective date of the Technical Report Summaries, all property rights are considered to be in good legal standing, with no known encumbrances, material legal proceedings or regulatory actions affecting Konkola Plc’s ability to operate within its licensed areas.

Surface and Access Rights

Konkola Plc has secured surface rights through long-term leases with the Zambian government. These rights permit the construction of mining infrastructure, roads and processing facilities necessary for efficient operations. Additionally, water abstraction rights have been obtained to support dewatering and processing operations, which are critical to underground mining viability.

Land access agreements have been established with local communities and traditional authorities with the goal to ensure uninterrupted mining and exploration activities. These agreements outline, among other things, land-use policies, compensation frameworks and sustainability commitments.

In areas where project development has affected local landholders or settlements, resettlement action plans (“RAPs”) have been developed in line with Zambian regulatory requirements and international standards. These plans include structured consultation processes, physical relocation (where applicable), livelihood restoration programs, and monitoring mechanisms. Ongoing engagement with local communities is maintained to support Konkola Plc’s social license to operate.

Royalty Payments

Konkola Plc is subject to the Zambian Mining Royalty Tax, which is levied on gross revenue from mineral sales. The royalty is applied on a sliding scale according to the prevailing copper price, as follows:

•	4.0% when the copper price is below $4,000 per tonne
•	6.5% when the copper price is between $4,000 and $5,000 per tonne
•	8.5% when the copper price is between $5,000 and $7,000 per tonne
•	10% when the copper price exceeds $7,000 per tonne

In addition to royalty payments, Konkola Plc is liable for corporate income tax of 30% and value-added tax of 16%, subject to applicable exemptions and offsets under Zambian tax legislation.

These fiscal obligations form part of the national revenue system and are not tied directly to community investment schemes. Community development initiatives are administered through separate corporate social responsibility frameworks.

Mineralization

The Zambian Copperbelt hosts one of the world’s largest sediment-hosted stratiform copper provinces, accounting for nearly half of the Central African Copperbelt’s Mineral Reserves. Mineralization occurs as a single or multiple mineralized units within the Neoproterozoic Katangan Supergroup, particularly the “Ore Shale Unit” of the Lower Roan Group. These deposits formed in a rift-related basin dominated by continental sandstones and marginal marine shales, later overlain by carbonates and evaporitic sequences.

Copper and cobalt mineralization is primarily stratiform, consisting of disseminated sulfides and sulfide-bearing quartz-carbonate veinlets. Copper and cobalt were leached from basement rocks and precipitated upon reacting with sulphur-rich reductants (such as organic matter and pyrite) within the Ore Shale Unit.

The Lufilian orogeny (~540–490 mega-annum) involved thermochemical reduction of sulfate and remobilization of earlier diagenetic sulfides with the concomitant formation of oxide copper minerals (malachite, azurite and chrysocolla). Additional supergene enrichment through meteoric water enhanced chalcocite-dominated mineralization. Resulting in a stratiform mineralization of mixed primary and secondary enrichment copper minerals.

Multiple deformational events resulted in regional scale folding, faulting, alteration, remobilization of copper and cobalt mineralization, leading to secondary enrichment and the formation of discrete deposits with varying ratios of dominant primary and secondary enrichment copper minerals.

The Konkola Complex underground mine is within the Konkola Syncline, a broad northwest-trending fold structure. Thrust faulting and shear zones segment the mineralization, creating localized enrichment and structural complexity. Konkola is a predominantly disseminated chalcopyrite and bornite, primary sulfides, hosted in the Ore Shale Unit with minimal oxide and supergene enrichment minerals. Konkola mineralization extends along both limbs and the hinge of a single large-scale fold, with an approximate length of 5 km and a variable thickness of 5 meters to 50 meters. Remaining mineralization is mostly sub-vertical in the limbs and shallow dipping through the hinge.

Nchanga deposits are separated due to structural folding and faulting. They are located within the hinges and / or along the limbs of broad fold structures and are a heterogeneous mix of oxide, supergene, and primary sulfide mineralization. Secondary and oxide copper minerals (malachite, chrysocolla) are present in larger amounts with less primary chalcopyrite and bornite than Konkola. Deposit size and orientation vary greatly, dip varies from 25 degrees to 70 degrees, mineralization strike ranges from 300 meters to 1.5 km, and mineralization thickness varies from 3 meters to 50 m, at depths of up to 600 meters.

Equipment, Facilities and Infrastructure

Material from the KCM Complex is processed at on-site facilities, which include concentrators at both the Konkola Complex and Nchanga Complex, the Nchanga Smelter (which also uses the pyrite produced at Nampundwe), the Nkana Refinery, and the TLP. The KCM Complex comprises a combination of legacy and modernized mining, processing, and support infrastructure, reflecting a long operational history and multiple phases of investment. Key mining infrastructure at Konkola underground mine includes shafts and underground workings dating from 1957 and 1963, with significant modernization through the commissioning of the No. 4 shaft. The Konkola concentrator and Nchanga smelter are relatively modern facilities, both commissioned in 2008, and have undergone periodic refurbishment and maintenance. The Nchanga concentrators and Nkana refinery are legacy assets, with core structures and equipment dating back several decades; while operational, these facilities are considered aged and require ongoing repair and maintenance. The Nchanga TLP, commissioned in the 2000s, has been refurbished as part of recent restart activities, though some equipment is now over 15 years old. Tailings storage facilities (TD03, TD04, TD05, Lubengele) and water supply infrastructure have been in continuous use for several decades, with ongoing statutory inspections and upgrades to maintain compliance and stability. Power supply infrastructure, including substations and transmission lines, has been established for over 20 years, with recent and planned upgrades to support operational requirements. Ancillary infrastructure such as workshops, warehouses, and administrative buildings includes both legacy structures and more recent additions or refurbishments. The on-site laboratory and QAQC equipment are aged, with maintenance and replacement required to ensure continued reliability.

Mineral Resources and Mineral Reserves

The following tables summarize Konkola Plc’s Mineral Reserves and Mineral Resources as of April 1, 2025, based on CopperTech’s 79.42% ownership of Konkola Plc following the completion of the Transactions. The sole purpose of the operational and related financial data presented is to demonstrate the economic feasibility of the Mineral Reserves for the purpose of reporting in accordance with Subpart 1300 of Regulation S-K, and should not be used for other purposes. The information presented originates from comprehensive techno-economic modelling, which is subject to change as assumptions and inputs are updated, and as a result, does not guarantee future operational or financial performance. The Mineral Reserve and Mineral Resource estimates presented herein are the first prepared in accordance with the requirements of subpart 1300 of Regulation S-K. As this is Konkola Plc’s initial disclosure under subpart 1300 of Regulation S-K there is no Mineral Reserve or Mineral Resource information for prior dates under this standard. Konkola Plc’s Mineral Reserves and Mineral Resources are on properties that are permitted, or are expected to be permitted, for mining under current regulatory requirements. Konkola Plc has not included estimates of Mineral Reserves for any property other than the KCM Complex. Konkola Plc’s qualified person for the KCM Complex (including the Konkola Complex and Nchanga Complex) is AMC. AMC is not an employee, or affiliate of CopperTech and does not have an ownership, royalty or other interest in the KCM Complex.

Summary Mineral Resources as of April 1, 2025(1)(2)(3)

	Measured Mineral Resources		Indicated Mineral Resources		Measured + Indicated Mineral Resources		Inferred Mineral Resources
	Tonnage (Mt)		Tonnage (Mt)		Tonnage (Mt)		Tonnage (Mt)
	Amount (79.42% basis)	Grade (%)	Amount (79.42% basis)	Grade (%)	Amount (79.42% basis)	Grade (%)	Amount (79.42% basis)	Grade (%)
Copper
Konkola	1.1	3.70	7.2	3.74	8.3	3.73	197.6	3.35
Nchanga	-	-	30.5	1.93	30.5	1.93	15.6	2.38
Total	1.1	3.70	37.7	2.27	38.8	2.31	208.6	3.30

Cobalt
Konkola	1.1	0.05	7.2	0.07	8.3	0.07	197.6	0.06
Nchanga	-	-	30.5	0.01	30.5	0.01	15.6	0.03
Total	1.1	0.05	37.7	0.02	38.8	0.02	213.2	0.06

(1)	Mineral Resources are as of 1 April 2025. The point of reference is in situ unmined material. Tonnage and grade are rounded, and this may result in computational discrepancies that are not material. Mineral Resources are reported exclusive of Mineral Reserves.

(2)	The cut-off grades applied to the Mineral Resource estimates have been determined by the Qualified Person as 1.0% TCu which has been derived using a metal price of $9,000/t Cu, in conjunction with typical historic mining modifying factors and concept level mine designs. No other minerals have been considered in the cut-off grade due to their negligible concentration.

(3)	Mineral Resources and Mineral Reserves reported in the S-1 reflect CopperTech’s 79.42% interest in Konkola plc. For further detail on Konkola plc’s mining properties, please refer to the Technical Report Summaries.

Summary Mineral Reserves as of April 1, 2025(1)(2)(5)

	Proven Mineral Reserves		Probable Mineral Reserves		Total Mineral Reserves
	Tonnage (Mt)	Grade	Tonnage (Mt)	Grade	Tonnage (Mt)	Grade
	Amount (79.42% basis)	(%)	Amount (79.42% basis)	(%)	Amount (79.42% basis)	(%)
Copper
Konkola(3)	2.4	2.6	23.0	2.9	26.2	2.9
Tailings Dams 03 and 04(4)	-	-	29.4	0.6	29.4	0.6
Total	2.4	2.9	52.4	1.7	55.6	1.7

Cobalt
Konkola(3)	2.4	0.06	23.8	0.06	26.2	0.06
Tailings Dams 03 and 04(4)	-	-	29.4	0.03	29.4	0.03
Total	2.4	0.06	53.2	0.04	55.6	0.04

(1)	Based on the assessment of the Qualified Person, Mineral Reserves based on Indicated Mineral Resources have been classified as Probable Mineral Reserves, and Mineral Reserves based on Measured Resources have been classified as Proven Mineral Reserves. Any Inferred Mineral Resources included within the Mineral Reserves designs are carried at zero grade. Tonnes and grade are diluted values, any Inferred material within mined shapes is treated as zero grade waste. Tonnage and grade are rounded and may not represent the sum of the parts in this table.

(2)	The point of reference for Mineral Reserves is defined at the point where the ore, after application of appropriate modifying factors such as dilution and mining recovery, is delivered to the processing plant.

(3)	Price assumptions used for Mineral Reserve estimations applicable to the Konkola Complex underground mine are $8,600 per metric tonne of copper and $28,000 per metric tonne of cobalt. These prices were selected by AMC, as Qualified Person for the Konkola Complex. These prices are based on historically realized prices and long-term market forecasts from industry analysts. Cut-off value was based on a net smelter return value specific to each mining block, ranging from $100 per metric tonne to $125 per metric tonne. A metallurgical recovery factor of 88.2% for copper and 18% for cobalt and smelter recovery factor of 98.7% copper and 60% cobalt with representative transport, refining and freight cost estimates and payability assumptions applied to the net smelter return calculation for a net achieved copper price (excluding royalties) of $7,167 per tonne and a net achieved cobalt price (excluding royalties) of $7,000 per tonne.

(4)	No cut-off grade is applied to the Mineral Reserve estimate of the tailings recovery process at TD03 and TD04 as the recovery method does not allow selectivity in recovery and all of the material is planned to be recovered and processed at the average grade of the whole deposit. The tailings recovery process is economically viable when assuming 100% recovery of the resource with no cut-off applied at a price of $9,000 per copper tonne.

(5)	Mineral Resources and Mineral Reserves reported in the S-1 reflect CopperTech’s 79.42% interest in Konkola plc. For further detail on Konkola plc’s mining properties, please refer to the Technical Report Summaries.

Individual Property Disclosure

We consider the KCM Complex to be our only material mining property as defined by Regulation S-K Subpart 1300. The KCM Complex consists of the Konkola Complex, the Nchanga Complex and the Tailings Complex. In accordance with Subpart 1300 of Regulation S-K, the KCM Complex is a “production stage” property.

Konkola Complex

The Konkola Complex consists of an underground mine, accessed via three vertical shafts (1, 3 and 4 shafts), a concentrator with 6 Mtpa capacity facility which employs conventional crushing, milling and flotation to produce copper concentrate, and a tailings storage facility. Ore from the Konkola underground mine is processed into concentrate at the Konkola concentrator, which is then transported by road to the Nchanga smelter and processed into copper anodes. These copper anodes are then refined at the Nkana refinery to produce copper cathodes and starter sheets for the Nchanga TLP. The 200 Mt tailings storage facility at the Konkola complex, Lubengele, currently stores tailings from the Konkola concentrator.

Mining operations at the Konkola Complex commenced in 1957. Konkola Plc has carried out extensive work on the property, the sinking of Shaft 4 at the Konkola underground mine and the commissioning of a new 6 Mtpa nameplate capacity concentrator.

For current production activities, see “Mining Properties Summary Disclosure—Annual Production for the Past Three Years”.

The net book value of the Konkola Complex, inclusive of property, plant and equipment, as of March 31, 2025 was $770.8 million.

Nchanga Complex

The Nchanga Complex consists of an underground mine and open pit (surface) mines, as well as several essential processing facilities for our operations. Underground mining and open pit mining have been scaled back in recent years, however we intend to continue to undertake exploration activities to expand the resource and potential mine life of the Nchanga Complex. The processing facilities at the Nchanga Complex include including three concentrators – the Old East Mill, New East Mill and New West Mill with a combined nominal capacity of 13.4 Mtpa, a tailings leach plant which has achieved annual throughputs of up to 16 Mtpa, a smelter with original design 128 capacity of 311 ktpa and an on-site acid plant with leaching capacity of 1,850 tonnes per day. The Nchanga complex also houses a 590 Mt tailings storage facility, TD05, which currently stores tailings from the Nchanga concentrator.

Mining operations at the Nchanga Complex commenced in 1927. Konkola Plc has carried out extensive work on the property, including the commissioning of a new sulfur burning acid plant, the installation of direct-to-blister technology from Outotec, the expansion of the Nkana refinery to 300 ktpa and the commissioning of a two concentrators at the Nchanga Complex.

For current production activities, see “Mining Properties Summary Disclosure—Annual Production for the Past Three Years”.

The net book value of the Nchanga Complex, inclusive of property, plant and equipment, as of March 31, 2025 was $201.5 million.

Tailings Complex

The Tailings Complex consists of TD03 and TD04, historical tailings facilities located at the Nchanga Complex in Chingola. These dams were constructed to store fine-grained tailings generated from decades of copper ore processing at the Nchanga concentrators. Over time, they have accumulated significant volumes of tailings containing residual copper. These tailings are located on the surface and are transported to the TLP for processing and extraction of associated minerals.

The net book value of the Tailings Complex, inclusive of property, plant and equipment, is part of the net book value of the Nchanga Complex.

History

Underground mining operations at KCM Complex commenced in 1957, with Nchanga open pit mining commencing in 1955, by Konkola Plc, initially accessed via vertical shafts and rail haulage levels. Over the decades, KCM Complex became one of the region’s most significant copper producers, with its development closely tied to the broader evolution of Zambia’s mining industry.

During the privatization of the Zambian mining sector completed in 2000, Anglo American reacquired a 51% interest in Konkola Plc, however, Anglo American subsequently withdrew as a shareholder in 2002, leaving ownership primarily with government-related investment vehicles, including ZCCM. In November 2004, Vedanta acquired a 51% equity interest in Konkola Plc and later increased its holding to approximately 79.4% in 2008, with the remaining interest held by ZCCM.

In 2019, the GRZ, through ZCCM, initiated provisional liquidation proceedings in the Zambia High Court, which resulted in the company being managed by the court-appointed Provisional Liquidator rather than Vedanta. This period of government-led control lasted until July 2024, when operations were officially handed back to Vedanta and the previous shareholding structure was restored. During the provisional liquidation, Konkola Plc’s board was suspended, and the company operated outside of Vedanta’s direct management, impacting investment, operational decision-making, and overall performance until the reinstatement of Vedanta’s control and the board.

Location

The map below indicates the approximate location of the KCM Complex, including the Konkola Complex, Nchanga Complex and Tailings Complex.

Map: KCM Complex Mines and Infrastructure

Source: Base map tiles © OpenStreetMap contributors. Coordinate system: WGS 84 (EPSG:4326), Decimal Degrees. Map accuracy within ±50 m of stated coordinates.

Nkana refinery and Nampundwe mine shown for completeness; these do not form part of the KCM Complex.

The location and size of the Konkola Complex, Nchanga Complex, Tailings Complex and Nkana Refinery, as well as each major facility within the KCM Complex, is shown below:

Site/Facility	Latitude(1)	Longitude(1)	Area (ha)	License No.(2)
Konkola Mine (No. 4 Shaft)	12.378820° S	27.829329&ring; E	6,692.3	7076-HQ-LML
Nchanga Underground (D Shaft)	12.524812° S	27.854832&ring; E	8,516.9	7075-HQ-LML
Nchanga TLP	12.532698° S	27.847922&ring; E	177.0	28174-HQ-MPL
Nchanga East Mill (Concentrator)	12.526696° S	27.858325&ring; E	27.0	28173-HQ-MPL

(1)	Co-ordinates are shown in WGS84 decimal degrees

(2)	For further information on these licenses, please refer to Mining Properties Summary Disclosure—License Details —Surface and Access Rights, and —Royalty Payments.

Access and Infrastructure

The Konkola Complex is located near the town of Chililabombwe in Zambia’s Copperbelt Province, approximately 20 km north of Chingola and 5 km south of the Zambia–DRC border. The mine is accessible via the T3 Highway, a sealed, all-weather road that connects Chingola to Chililabombwe, providing reliable year-round access for personnel, equipment, and product transport. The operation is also supported by proximity to well-established road networks, facilitating the transport of Copper Concentrates to domestic smelters and refined products to export markets via southern, eastern, or western routes (such as to Durban Port in South Africa, Dar es Salaam Port in Tanzania, or Walvis Bay Port in Namibia). Additionally, proximity to the Kasumbalesa Border Post facilitates imports from the DRC to Zambia, such as mineral ores and concentrates. The Tazara railway line that stretches from the Zambian town of Kapiri Mphosi, through Tanzania to the port of Der-es-salaam has also been used in the past to transfer final products, however the primary method for transportation is by road freight. Rail freight is not used for initial product transport in the local areas surrounding the KCM Complex because the existing railway infrastructure and rolling stock are in a deteriorated condition, making rail services non-operational and necessitating reliance on road transport for both inbound shipments and outbound product movement. Utilities, including power and water, are supplied through established regional infrastructure, and the site benefits from access to the Simon Mwansa Kapwepwe International Airport in Ndola, located approximately 130 km to the southeast, facilitating the movement of personnel and time-sensitive materials. Due to the history of mining in the region, there is also established access to personnel working in the mining sector.

The Nchanga Complex and Tailings Complex are strategically positioned approximately 20 km south of the Konkola Complex underground mine and benefits from the same location and infrastructure advantages as the Konkola Complex.

Due to the Konkola Complex being one of the wettest underground mines, the primary source of raw water is derived from underground dewatering activities and there is no need for above-ground water storage. The volume of water that inflows into underground mine operations at the Konkola complex far exceeds required raw water for the KCM Complex.

Konkola Plc primarily draws power from the CEC, which owns and operates electricity transmission infrastructure in the Copperbelt region. The CEC primarily purchases electricity from ZESCO. Konkola Plc maintains an electricity supply plan with ZESCO for supply of electricity to 2035.

Geology

The majority of copper mineralization at Konkola is hosted within the ore shale unit (OSU), which is overlain by the hanging wall quartzite. The mineralization is predominantly composed of chalcopyrite and pyrite, with bornite becoming increasingly significant in structurally complex areas. Structural deformation, particularly thrust faulting, has resulted in zones of enhanced permeability, facilitating localized remobilization of copper and contributing to increased grade variability across the deposit. The influence of deep-seated hydrothermal fluids has led to minor silicification and sericite alteration of the host rocks, which in turn has implications for the metallurgical characteristics of the ore. The deposit is structurally controlled, being preserved within the Konkola Syncline—a broad, northwest-trending fold structure. Thrust faults and shear zones further segment the mineralization, creating areas of localized enrichment and adding to the overall structural complexity of the deposit. The geometry of the mineralization is characterized by moderate to steep dips, ranging from 45 to 70 degrees, which generally conform to the synclinal structure. At greater depths, the dip of the orebody increases sharply, necessitating the use of specialized mining techniques to ensure safe and efficient extraction. Hydrogeologically, Konkola is notable for having very wet underground mine conditions, with significant groundwater inflows encountered along faulted and fractured zones This results in an exceptionally high ore hoist-to-water pumping tonnage ratio of approximately 1:49, necessitating intensive dewatering measures to maintain safe and continuous mining operations. A comprehensive dewatering system has been implemented, featuring staged pumping stations at multiple levels (370 mL, 690 mL, and 950 mL), sumps and extensive water management infrastructure to handle inflows and ensure mine access and personnel safety. Planned infrastructure upgrades include the installation of a new pump station at the 1,390 mL level to facilitate deeper mining, alongside ongoing improvements to energy efficiency and alignment of processing capacity with production targets. These measures are critical for sustainable operations.

The Nchanga open pit, located approximately 15 km south of Konkola, is characterized by a heterogeneous geological setting with distinct oxide, supergene, and sulfide mineralization zones. The upper oxide zone comprises malachite, azurite and chrysocolla, which transitions downward into a chalcocite-rich supergene blanket, underlain by a primary sulfide zone dominated by chalcopyrite and bornite, with occasional native copper veins, especially near fault zones. The deposit is structurally complex, with large-scale faulting resulting in compartmentalized mineralization and variable ore styles. Mineralization generally dips shallowly (10–30°), but steeper dips (40–50°) occur near fault intersections. Seasonal rainfall poses significant hydrogeological challenges, necessitating robust surface water management to prevent water accumulation within the pit.

The Nchanga Complex underground mine deposit extends from the open pit and is hosted primarily within carbonaceous shales and siltstones, interbedded with dolomitic units. The mineralization style mirrors that of the open pit, with a progression from oxide minerals (malachite, azurite, chrysocolla) through a chalcocite-rich supergene blanket to a sulfide zone dominated by chalcopyrite and bornite, and occasional native copper in faulted areas. Structural complexity is pronounced, with thrust fault repetition creating stacked orebodies and intricate structural interactions. The mineralization exhibits moderate to steep dips (40–65°) due to thrust stacking and folding. Hydrogeologically, the underground mine experiences significant groundwater inflows, particularly along thrust planes, requiring continuous water management and staged pumping to maintain safe working conditions.

Mining Rights

Konkola Plc holds exclusive mineral rights for the KCM Complex, Nkana refinery and Nampundwe mine. For a summary of Konkola Plc’s mineral rights, see “Mining Properties Summary Disclosure—License Details” and “Mining Properties Summary Disclosure—Surface and Access Rights”. All property rights are considered to be in good legal standing, with no known encumbrances, material legal proceedings or regulatory actions affecting Konkola Plc’s ability to operate within its licensed areas.

Exploration and Development

Konkola Plc has introduced a phased infill and extension drilling program to aid geological understanding, grow known mineralization and support long-term mine planning at the Konkola Complex underground mine. The infill and extension drilling strategy includes four key phases: Phase 1 targets an upgrade to Measured classification for five years of production through 60-meter drill spacing using both underground and surface directional drilling; Phase 2 aims to delineate Indicated material for the subsequent ten years via a combination of surface directional and vertical drilling; Phase 3 involves infill drilling to upgrade confidence in Inferred Mineral Resources to Indicated Mineral Resources by reducing drillhole spacing; and Phase 4 focuses on expanding drilling at the lease boundary with deep surface holes averaging 1,500 meters. These programs are designed to address current limitations in drilling density, assay coverage and structural modeling, and are supported by recommendations to upgrade the on-site analytical laboratory. The goal is to de-risk geological understanding and enable resource upgrades, facilitating the conversion to Mineral Reserves, thereby underpinning the long-term viability and expansion of the Konkola operation.

Access, rock handling and ventilation systems have been progressively expanded to accommodate increasing mining depths and the use of underground diesel fleets. Personnel access is provided via shaft hoisting systems, declines and underground rail networks, with underground refuge chambers as additional safety facilities and surface infrastructure delivering power, ventilation and water reticulation.

On the surface, the Konkola Complex concentrator processes run-of-mine ore through crushing, milling, flotation and dewatering. The resulting concentrate is transported to the Nchanga smelter which produces saleable copper anodes, with some of the anodes being further processed to produce copper cathodes at the Nkana refinery through electrorefining. Planned infrastructure upgrades at Konkola include the refurbishment and optimization of the concentrator circuit to enhance throughput and metallurgical recovery, upgrades to tailings pumping in conjunction with the installation of a paste fill plant and distribution system to support changes in mining methods for improved resource recovery and the installation of a new pump station at the 1,390 mL level to facilitate dewatering of the orebody. Additional improvements are planned to increase energy efficiency and align processing capacity with underground production targets. Furthermore, a portion of the tailings stream will be directed to the underground paste fill system, supporting improved performance of mining practices and reducing the requirement for surface tailings deposition.

Ongoing exploration activities at the Nchanga Complex focus on enhancing geological confidence and expanding the understanding of the Mineral Resource base. The primary initiatives include infill and extension drilling at the COP E Extension and COP DF deposits. These drilling programs are designed to validate existing geological data, investigate potential extensions of known mineralization and increase the confidence level for the proposed development of underground mining in these areas. The aim is to upgrade the classification of resources, which is essential for future mine planning and potential conversion of Mineral Resources to Mineral Reserves.

Ongoing drilling and exploration activities are also taking place at TD05 at the Nchanga Complex and Lubengele at the Konkola Complex, with a view to generating Mineral Resource estimates and expanding the resource base of Konkola Plc’s operations. At TD05, drilling commenced in July 2025, employing a 250 meter by 250 meter drill spacing grid, with a total of 255 holes planned, amounting to 14,025 meters of drilling. A parallel and identical drilling and test work program is planned for the Lubengele tailings dam at Konkola. Konkola Plc expects this program will commence upon the completion of the TD05 drilling in late 2025 or early 2026.

Konkola Plc’s near term capital expenditures of $1.5 billion are as follows:

Site	Works
Konkola Complex	Underground development access and lateral development to access Mineral Reserves
Konkola Complex	Dewatering infrastructure including 1390 Level pumping system
Konkola Complex	4 Shaft deepening and equipping (1150/1350 levels)
Konkola Complex	Paste fill plant construction and commissioning (3.0 Mtpa capacity)
Konkola Complex	Ventilation upgrades and underground infrastructure
Nchanga Complex	Tailings Leach Plant upgrades (elevated temperature leaching and permanent cathodes)
Nchanga Complex	Smelter sustaining capital and refurbishment
Konkola Complex	Concentrator Stream 2 refurbishment
KCM Complex	Sustaining capital (equipment replacement, ongoing maintenance), closure cost provisions, working capital and contingency

Mine Infrastructure and Equipment

The Konkola Complex underground mine is a large-scale, mechanized operation supported by extensive infrastructure and modern mining equipment. Access to the orebody is provided by a network of vertical shafts (1 Shaft, 3 Shaft and 4 Shaft), declines, rail haulage levels and supported by extensive underground development. A comprehensive dewatering system is in place, featuring staged pumping stations at multiple levels (370 mL, 690 mL, 950 mL), with planned upgrades including a new pump station at 1,390 mL to enable deeper mining. The mine’s ventilation system is robust, with plans for additional intake and return shafts to support increased production and ensure safe working conditions. For further information on condition of facilities at the Konkola Complex, see “—Our Properties—Mining Properties Summary Disclosure—Equipment, Facilities and Infrastructure” above. The Konkola Complex concentrator is a conventional sulfide flotation plant with a nameplate capacity of 6 million Mtpa of run-of-mine ore. The facility comprises two parallel comminution circuits (each with a SAG and ball mill), hydrocyclone clusters, and a multi-stage flotation circuit designed to recover copper from both sulfide and oxide minerals. The tailings storage facility at Chililabombwe, known as the Lubengele, is the primary deposition site for tailings generated by the Konkola concentrator. The facility is located just north of the town of Chililabombwe and is engineered to accommodate the high-volume slurry produced by ongoing mining and processing operations.

Processing infrastructure at the Nchanga Complex is substantial. The Nchanga Complex houses three sulfide concentrators—Old East Mill (4.4 Mtpa nominal capacity), New East Mill (6.5 Mtpa nominal capacity) and New West Mill (2.5 Mtpa nominal capacity), and have a combined total nominal capacity of 13.4 million Mtpa. The Nchanga TLP is a key facility that reprocesses both current tailings from the Nchanga concentrators and historic tailings, TD03 and TD04, using sulfuric acid leaching, solvent extraction and electrowinning to produce LME Grade A copper cathode. The Nchanga TLP has achieved throughputs of up to 16 Mtpa. The TLP is supported by an on-site acid plant with leaching capacity of approximately 1,850 tonnes per day. The Nchanga smelter is a flash furnace operation designed to process high-grade copper concentrates, producing copper anodes and cobalt alloy, with a nameplate capacity of 311 ktpa. The smelter is tightly integrated with the TLP and the Nkana refinery in Kitwe, which produces refined copper cathodes and starter sheets for the TLP electrowinning tankhouse.

The Nkana refinery located in Kitwe is a conventional electro-refinery with a nominal capacity of 300 Ktpa of LME Grade A refined copper. The refinery utilizes a starter sheet process, where thin sheets of refined copper are plated on titanium blanks and then grown to full weight in the commercial tankhouse sections. Anodes are consumed in two 11-day cycles, producing two refined cathodes per anode, with approximately 18% of the anode weight returned to the smelter as scrap. The refinery is arranged in 72 independently powered sections, with nine electrolyte circuits servicing eight sections each. Historically, the refinery has achieved over 95% current efficiency and produced more than 95% LME Grade A quality copper. In recent years, capacity has been significantly reduced due to maintenance challenges. The current focus of the refinery is to produce starter sheets for the TLP electrowinning tankhouse, with anode scrap returned to the smelter for remelting. Slimes generated during refining, containing precious metals, are collected and sold.

Mining Methods and Processing

KCM operates an integrated processing and recovery system across three main sites: Konkola, Nchanga, and Kitwe. The overall processing strategy is designed to treat sulfide ores, primarily composed of chalcopyrite with 10% to 20% acid-soluble copper minerals, sourced from the Konkola Complex underground mine, the Nchanga Complex underground mine, and TD03 and TD04. These ores are processed using conventional sulfide flotation to produce Copper Concentrates. Copper Concentrates with grades exceeding 33% copper are processed in the Nchanga flash furnace smelter to produce copper anodes, while lower-grade concentrates are either sold to third parties or blended with higher-grade material for smelting. The smelter also produces cobalt alloy as a by-product for sale. Tailings from the Nchanga concentrators, which contain acid-soluble copper, are further processed in the Nchanga Tailings Leach Plant. Reclaimed tailings from historic storage facilities are combined with current Nchanga concentrator tailings to increase feed to the Tailings Leach Plant. The Tailings Leach Plant utilizes sulfuric acid leaching, solvent extraction, and electrowinning to produce copper cathodes. Sulfuric acid required for the TLP is supplied by an acid plant that treats off-gas from the smelter and a sulfur-burning acid plant, with additional acid purchased locally as needed. If acid supply is insufficient, throughput at the Nchanga concentrator may be reduced. The Nkana refinery produces LME Grade A copper, starter sheets for the Tailings Leach Plant electrowinning tankhouse, and slimes containing precious metals for sale.

The mining and processing operations at the KCM Complex are summarized in the following graphic:

Konkola
Underground Mine Shafts
Shaft 1/4
Shaft 3
Concentrator
6 Mtpa Capacity
Nchanga Complex
Underground Mine
Open Pit Mine
NUG
3.5 Mtpa
COP F&D
New West Mill
2.5 Mtpa Capacity
Old East Mill
4.4 Mtpa Capacity
New East Mill
6.5 Mtpa Capacity
TLP
Tailings Storage
Tailings Dams
Nampundwe
(pyrite mine)
Third-party
Concentrate
Nchanga Smelter
311 Ktpa Capacity
Acid Plant
Tailings Leach Plant
18 Mtpa Capacity
Nkana Refinery
300 Ktpa Capacity
Cobalt Alloy
Copper Anodes
Copper Anodes &
Cathodes
Copper Cathodes

Source: Company information.

At the Konkola Complex underground mine, three principal mining methods are currently utilized: Longhole Open Stoping (LHOS), Post Pillar Cut and Fill (PPCF) and a Hybrid Overcut and Bench method, also referred to as Modified Overcut and Bench (MOCB). The selection of each mining method is determined by factors such as orebody dip, ore thickness, ground conditions and the availability of infrastructure.

Mining operations at the Nchanga complex employ a combination of large-scale open pit and underground mining methods, supported by surface stockpiles and tailings reclamation infrastructure. Open pit mining is carried out using conventional truck-and-shovel techniques, incorporating benching, drilling, blasting, and staged pushbacks guided by Whittle-optimized pit designs to maximize resource extraction and operational efficiency.

Summary of Mineral Resources and Mineral Reserves

KCM Complex Summary of Mineral Resources as of April 1, 2025(1)

Resource Category	Insitu Metal Tonnes (Kt)		Grade (%)		Cut-off Grade (%)	Metallurgical Recovery
	Total Copper	Total Cobalt	Total Copper	Total Cobalt	TCu%	Cu%	Co%
Measured	138	2	3.48	0.05	1.0%	88.2	18.0
Indicated	1,707	24	2.02	0.02	*0.41 to 1.0%	60.2	17.8
Measured + Indicated	1,845	26	2.09	0.02	*0.41 to 1.0%	61.5	17.8
Inferred	6,995	120	3.28	0.06	*0.41 to 1.0%	85.2	18.0
Total	8,840	145	2.93	0.05	*0.41 to 1.0%	78.3	18.0

(1)	Information on KCM Complex mineral resources is derived from the Pre-Feasibility PFS. See table 11.3 and table 11.6 of the Pre-Feasibility.

Notes:

•	Classification of Mineral Reserves is in accordance with the S-K 1300 classification system.

•	Tonnes and grade are diluted values; Inferred material within mined shapes is treated as zero grade waste.

•	Point of Reference: Ore delivered to processing plant (ROM stockpile).

•	Variable Cut off grade: Underground Mining 1% TCu; Open Pit Mining 0.48% TCu; Stock Pile reprocessing 0.41% ASCu;

•	*TD03 and TD04 have no cut off grade applied, as 100% recovery of the Mineral Resource is planned.

•	Rounding may cause apparent computational discrepancies.

KCM Complex Summary of Mineral Reserves as of April 1, 2025(1)

Reserve Category	Amount ( ‘000 metric tonnes)		Grade (%)		Net Smelter Return (NSR) Cut-off Value ($/t)	Metallurgical Recovery (%)
	Amount of copper (79.42% basis)	Amount of cobalt (79.42% basis)	Copper	Cobalt	NSR ($/t)	Cu%	Co%
Proven	60	1.3	2.58	0.06	50 to 125	88.2	18.0
Probable	856	13	1.65	0.06	50 to 125	65.7	7.9
Total Mineral Reserves	916	14	1.69	0.03	50 to 125	66.7	8.3

(1) Information on KCM Complex mineral reserves is derived from the Pre-Feasibility PFS. See table 12.1 of the Pre-Feasibility.

Notes:

•	Classification of Mineral Reserves is in accordance with the S-K 1300 classification system.

•	Tonnes and grade are diluted values; Inferred material within mined shapes is treated as zero grade waste.

•	Point of Reference: Ore delivered to processing plant (ROM stockpile).

•	NSR cut-off values: Konkola Mine US$50–125/t ROM, calculated using a copper price of US$8,600/t Cu and cobalt price of US$28,000/t Co. No cut-off applied to TD03 AND TD04 (100% recovery of resource planned). NSR cut-off values vary by mining block to reflect differences in mining method, orebody geometry, depth, development access, and extraction cost across the Konkola deposit. Variable cut-offs were determined through the application of AMC's HoV® mine plan optimization methodology, which evaluates zone-specific economics to maximize project value while ensuring all classified Mineral Reserve material generates positive net smelter returns. This approach is consistent with industry practice for complex underground operations with multiple extraction zones.

•	Processing Route — Konkola Mine: Konkola Concentrator → Nchanga Smelter → Nkana Refinery.

•	Processing Route — TD03 AND TD04: Nchanga TLP → Copper cathode.

•	Rounding may cause apparent computational discrepancies.

•	Mineral Reserves are 100% attributable to KCM.

•	Mineral Reserves are reported using a copper price of US$8,600/t (US$3.90/lb) and a cobalt price of US$28,000/t (US$12.70/lb) for NSR cut-off grade determination. The economic analysis in Section 19 applies P75 consensus copper pricing ranging from US$9,925/t to US$11,298/t over the production period.

As this is the first time that Mineral Resources and Mineral Reserves have been estimated for the KC Complex in accordance with subpart 1300 of Regulation S-K, there is no Mineral Resource or Mineral Reserve information for prior dates for comparison.

Internal Controls Disclosure

The analysis of Konkola Plc’s Mineral Reserves and Mineral Resources for Konkola Complex underground mine and the Nchanga Complex (including TD03 and TD04) has been reviewed by AMC, designated as the “qualified person” (the “Qualified Person”) in collaboration with its personnel. Konkola Plc’s management teams periodically review its Mineral Reserves and Mineral Resources by performing subsurface resource definition drilling and sampling, and techno-economic analysis as part of its mine planning process. The modeling and analysis of Konkola Plc’s Mineral Reserves and Mineral Resources has been developed by Konkola Plc’s technical leaders, and experienced consultants and is reviewed by several levels of internal management. The development of such Mineral Reserves and Mineral Resources estimates, including related assumptions, was a collaborative effort between Konkola Plc and the Qualified Person. This section summarizes the internal control considerations for Konkola Plc’s development of estimations, including assumptions, used in Mineral Reserves and Mineral Resources analysis and modeling.

When determining Mineral Reserves and Mineral Resources, as well as the differences between Mineral Reserves and Mineral Resources, the team developed specific criteria, each of which must be met to qualify as a Mineral Reserves and Mineral Resources, respectively. These criteria, such as demonstration of economic viability, legal right to mine and material quality, are specific and attainable. The Qualified Person and Konkola Plc’s management agree on the reasonableness of the criteria for the purposes of estimating Mineral Reserves and Mineral Resources for Konkola Complex underground mine and the Nchanga Complex (including TD03 and TD04). Estimations using these criteria are either performed or reviewed and validated by the Qualified Person.

Estimations and assumptions were developed independently for each material property and are set out in Section 8 of the accompanying TRS. All estimates require a combination of historical data, key assumptions, parameters, subsurface exploration and material testing. Quality assurance and quality control procedures (“QA/QC Procedures”) have been developed for each site, which were reviewed by the Qualified Person, to ensure the underlying data used as the primary input into the Mineral Resource and Mineral Reserve estimates is representative of the deposit and has sufficient precision and accuracy to be considered reliable. The Qualified Person is satisfied that the QA/QC Procedure deficiencies, individually and in the aggregate, add a degree of uncertainty to the assay database but do not materially compromise the reliability of the Mineral Resource estimates at the PFS level of confidence.

While the Mineral Reserve (Proven and Probable) and Mineral Resource (Measured, Indicated and Inferred) classification categories identify relative confidence of estimates, there is an inherent risk associated with such estimates. The risk stems from factors including geological complexity; the interpretation, interpolation and extrapolation of field and laboratory data; changes in operating approach; macroeconomic and market conditions and new data, among other factors. The capital, operating and economic analysis estimates rely on a range of assumptions and forecasts that are subject to change. Konkola Plc bases estimates on information known at the time of determination and regularly reevaluate the basis of the estimates and estimates themselves whenever new information indicates a material change in Mineral Reserves and/or Mineral Resources at any of Konkola Plc’s sites.

MANAGEMENT

The following table provides information regarding our executive officers and our board of directors as of the date of this prospectus:

Name	Age	Position
Executive Officers
Deshnee Naidoo	49	Chief Executive Officer and Director
Pushpender Singla	43	Chief Financial Officer

Non-Employee Directors and Director Nominees
Priya Agarwal Hebbar	36	Director and Co-Chairperson
Thomas Albanese	68	Director and Co-Chairperson
Moses Banda	70	Director Nominee

Executive Officers

Deshnee Naidoo is our Chief Executive Officer and was appointed as a non-employee director to our board of directors in           . Ms. Naidoo served as Chief Executive Officer of VRL, an affiliate of the Company, from January 2025 to            2026. Previously, Ms. Naidoo served as Chief Executive Officer of Vale Base Metals in Canada from 2023 until March 2024. She joined Vale Base Metals in January 2021 and held roles including Executive Vice President and Chief Financial Officer, where she led the successful carve-out of the business from its parent company, Vale S.A. Between 2014 and 2020, Ms. Naidoo held senior leadership roles at Vedanta, including CEO of Vedanta Zinc International and Africa Base Metals. Ms. Naidoo holds a degree in Chemical Engineering from the University of KwaZulu-Natal, South Africa, and a certification in Finance and Administration from the Witwatersrand Business School. We believe that Ms. Naidoo’s extensive global experience in the resources business, and her dedication to operational excellence and driving growth make her well-equipped to be a director of the board of the Company.

Pushpender Singla is our Chief Financial Officer. Mr. Singla served as the Chief Financial Officer and Executive Director of Vedanta Zinc International, an affiliate of the Company, from 2016 to 2025, and as interim Chief Financial Officer of Konkola Plc from December 2025 to           . Mr. Singla has held various roles within the Vedanta group since 2007, including Head of Finance, Commercial and Administration for Vedanta’s Australian Operations from 2010 to 2015; Finance Controller for Talwandi Sabo Power from 2008 to 2010; and Finance and Treasury Controller for Vedanta Aluminium and Sterlite Energy from 2007 to 2008. Mr. Singla holds a Bachelor of Commerce degree from Bikaner University.

Non-Employee Directors and Director Nominees

Priya Agarwal Hebbar is Co-Chairperson of our board of directors and was appointed as a non-employee director to our board of directors in January 2025. Ms. Agarwal has served as Chairperson of Hindustan Zinc Limited (NSE: HZNC.NS), India’s only integrated zinc producer, since 2023 and as Non-Executive Director at Vedanta Limited, a leading global natural resources conglomerate, since 2017. Hindustan Zinc Limited and Vedanta Limited are affiliates of the Company. Ms. Agarwal currently leads the Anil Agarwal Foundation, and in 2010 she founded YODA, Maharashtra’s largest animal welfare organization. Ms. Agarwal also leads The Animal Care Organization (TACO), India’s first state-of-the-art animal welfare project under the Animal Assistance Foundation. Ms. Hebbar is the daughter of Anil Agarwal and holds a Bachelor’s degree in Psychology and Business Management from the University of Warwick, UK. We believe that Ms. Agarwal’s experience in strategic leadership and public relations and her ability to oversee and guide large-scale projects and initiatives make her well-equipped to be a director of the board of the Company.

Thomas Albanese is Co-Chairperson of our board of directors and was appointed as a non-employee director to our board of directors in October 2025. Mr. Albanese served as Chief Executive Officer and director of VRL (formerly Vedanta Resources Plc), an affiliate of the Company, and as Chief Executive Officer and director of Vedanta Limited (NSE: VEDL) between 2014 and 2017. Mr. Albanese also served as Chairman of Konkola Plc from 2014 to January 2018. Previously, he served as Chief Executive Officer of Rio Tinto plc and Rio Tinto Limited, the British and Australian parent companies of the leading diversified international mining group from 2007 to 2013. Mr. Albanese also serves as co-chairman of CIC, a private deep sea mineral project. Currently, Mr. Albanese also serves as a director on the Board of Franco-Nevada Corp (NYSE and TSX: FNV), a leading gold-focused royalty and streaming company, and CoTec Holdings Corp (TSX-V: CTH and OTCQB: CTHCF), a resource extraction and processing company. Since 2023, he has served as Co-Chairman of the critical minerals vertical at SAFE, a Washington DC-based non-profit think tank focused on U.S. Energy and Mineral Security. Mr. Albanese holds a Master of Science degree in Mining Engineering and a Bachelor of Science degree in Mineral Economics from the University of Alaska Fairbanks. He was conferred with an Honorary Doctorate from the University of Alaska in 2012. On October 17, 2017, the SEC filed civil charges against Rio Tinto plc, Mr. Albanese, and the former chief financial officer of Rio Tinto plc, alleging violations of various U.S. federal securities laws in connection with conduct at Rio Tinto plc and its subsidiaries while Mr. Albanese was the chief executive officer. On November 20, 2023, final judgments were entered based on the consents of Rio Tinto plc, Rio Tinto Limited and Mr. Albanese, without admitting or denying the SEC’s allegations. Mr. Albanese was permanently restrained and enjoined from violating Section 13(b)(5) of the Exchange Act and Rule 13b2-1 thereunder, and subject to a civil penalty of $50,000. We believe that Mr. Albanese’s robust experience serving as an executive and on the boards of numerous publicly traded global mining and resources companies makes him well-equipped to be a director of the board of the Company.

Dr. Moses Banda will serve as a non-employee director upon the completion of this offering. Dr. Banda is a well-known Zambian economist with over 40 years of experience across academia and the public and private sectors. Dr. Banda has served as a director of Konkola Plc. since July 2024. Since December 2021, Dr. Banda has served as Vedanta’s Country Director and official spokesperson in Zambia. Previously, Dr. Banda served as the Presidential Economic Advisor to the late Zambian President Levy Patrick Mwanawasa from 2002 to 2007 and as Permanent Secretary at the Ministry of Commerce, Trade and Industry. We believe that Dr. Banda’s extensive experience as an economist, his advisory roles within the Zambian government and for other international organizations and his deep knowledge of the Zambian economic landscape make him well-equipped to be a director of the board of the Company.

Board of Directors

Upon consummation of this offering, our board of directors will consist of           individuals, including our two co-chairpersons. Our amended and restated certificate of incorporation, which will be effective upon the consummation of this offering, will provide that our board of directors will be established from time to time by our board.

Our amended and restated certificate of incorporation will provide that any newly created directorship on our board of directors that results from an increase in the number of directors and any vacancy occurring in our board of directors may only be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director (and not by the stockholders).

Director Independence

Prior to the completion of this offering, our board of directors undertook a review of the independence of our directors and considered whether any director has a material relationship with us that could compromise that director’s ability to exercise independent judgment in carrying out that director’s responsibilities. Our board of directors has affirmatively determined that              ,              and              each meet the definition of “independent director” under the rules of NYSE. In making these determinations, our board of directors considered the current and prior relationships that each director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our common stock by each director and the transactions involving them described in “Certain Relationships and Related Party Transactions.” In addition to determining whether each director satisfies the director’s independence requirements set forth in the listing requirements of NYSE, in the case of members of the audit committee, our board of directors made an affirmative determination that such members also satisfy separate independence requirements and current standards imposed by the SEC.

There are no familial relationships between any of our executive officers and directors.

Committees of the Board of Directors

In connection with the completion of this offering, our board of directors will have an audit committee, a compensation committee and a nominating and corporate governance committee, each of which will have the composition and responsibilities described below.

Audit Committee

Our audit committee will be responsible for, among other things:

•	appointing, compensating, retaining, evaluating, terminating and overseeing our independent registered public accounting firm;

•	discussing with our independent registered public accounting firm their independence from management;

•	reviewing with our independent registered public accounting firm the scope and results of their audit;

•	approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;

•	overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the quarterly and annual financial statements that we file with the SEC;

•	overseeing our financial and accounting controls and compliance with legal and regulatory requirements;

•	reviewing our policies on risk assessment and risk management;

•	reviewing related party transactions;

•	establishing procedures for the confidential, anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters;

•	internal audit; and

•	risk.

Upon the completion of this offering, our audit committee will consist of             ,              and             , with              serving as chair. Rule 10A-3 under the Exchange Act and the rules of NYSE require that our audit committee have at least one independent member upon the listing of our shares of common stock, have a majority of independent members within 90 days of the date of this prospectus and be composed entirely of independent members within one year of the date of this prospectus. Our board of directors has affirmatively determined that             ,              and              each meet the definition of “independent director” for purposes of serving on the audit committee under Rule 10A-3 under the Exchange Act and the rules of NYSE. Each member of our audit committee also meets the financial literacy requirements of NYSE. In addition, our board of directors has determined that              will qualify as an “audit committee financial expert,” as such term is defined in Item 407(d)(5) of Regulation S-K. Our board of directors will adopt a written charter for the audit committee, which will be available on our principal corporate website at https://coppertechmetals.com substantially concurrently with the completion of this offering. The information contained on, or that can be accessed through, our website is not a part of this prospectus; we have included this website address solely as an inactive textual reference.

Compensation Committee

Our compensation committee will be responsible for, among other things:

•	reviewing, modifying and approving our overall compensation strategy and policies;

•	reviewing and approving the terms of any employment agreements, severance arrangements, change in control protections and any other compensatory arrangements for our executive officers;

•	overseeing our stock and equity incentive plans; and

•	appointing and overseeing any compensation consultants.

Upon the completion of this offering, our compensation committee will consist of             ,              and             , with              serving as chair. Our board of directors will adopt a written charter for the compensation committee, which will be available on our principal corporate website at https://coppertechmetals.com substantially concurrently with the completion of this offering. The information contained on, or that can be accessed through, our website is not a part of this prospectus; we have included this website address solely as an inactive textual reference.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee will be responsible for, among other things:

•	identifying individuals qualified to become members of our board of directors, consistent with criteria approved by our board of directors;

•	evaluating the overall effectiveness of our board of directors and its committees; and

•	developing and recommending to our board of directors a set of corporate governance principles, reviewing and assessing these principles and their application and recommending to our board of directors any changes to such principles.

Upon the completion of this offering, our nominating, governance and regulatory committee will consist of           ,              and             , with              serving as chair. Our board of directors will adopt a written charter for the nominating, governance and regulatory committee, which will be available on our principal corporate website at https://coppertechmetals.com substantially concurrently with the completion of this offering. The information contained on, or that can be accessed through, our website is not a part of this prospectus; we have included this website address solely as an inactive textual reference.

Our board of directors may, from time to time, establish other committees.

Compensation Committee Interlocks and Insider Participation

None of our executive officers have served as a member of a compensation committee (or if no committee performs that function, the board of directors) of any other entity that has an executive officer serving as a member of our board of directors.

Indemnification and Insurance

We maintain a general liability insurance policy that covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers. Our amended and restated certificate of incorporation will include provisions limiting the liability of directors and officers and indemnifying them under certain circumstances. In addition, prior to the completion of this offering, we expect to enter into indemnification agreements with all of our directors and executive officers that provide them and certain of their affiliated parties with additional indemnification and related rights. See “Description of Capital Stock—Limitation on Liability and Indemnification.”

Code of Conduct and Ethics

Prior to the completion of this offering, we will adopt a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of the code will be posted on our principal corporate website at https://coppertechmetals.com. The information contained on, or that can be accessed through, our website is not a part of this prospectus; we have included this website address solely as an inactive textual reference. In addition, we intend to post on our website all disclosures that are required by law or the rules of NYSE concerning any amendments to, or waivers from, any provision of the code.

EXECUTIVE AND DIRECTOR COMPENSATION

For Fiscal 2025, we had no executive officers.

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt following the completion of this offering may differ materially from the currently planned programs summarized in this discussion. As an emerging growth company as defined in the JOBS Act, we are not required to include a Compensation Discussion and Analysis section and have elected to comply with the scaled disclosure requirements applicable to emerging growth companies.

Outstanding Equity Awards at Fiscal Year-End

The Company has not granted equity awards to any employee or other service provider of the Company and therefore no equity awards were outstanding as of March 31, 2025.

Director Compensation

Neither of our directors have received any compensation for their services as directors during Fiscal 2025. In connection with the completion of this offering, we intend to adopt a non-employee director compensation program pursuant to which our non-employee directors will generally be eligible to receive annual cash retainers and equity awards for service on our board of directors and committees thereof (the “Director Compensation Program”). Following the implementation of the Director Compensation Program, its terms and conditions will remain subject to modification from time to time.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the director and executive officer compensation arrangements discussed above under “Executive and Director Compensation,” the following is a description of transactions since April 1, 2022, to which we have been a party in which the amount involved exceeded or will exceed $120,000 and in which any of our directors, executive officers, beneficial holders of more than 5.0% of our common stock or their immediate family members or entities affiliated with them, had or will have a direct or indirect material interest.

Agreements with Vedanta Related Persons

Immediately following the Transactions and this offering, VRL will hold approximately             % of our common stock through its affiliate (or approximately             % if the underwriters exercise their option to purchase additional shares in full). We have arrangements with certain companies that VRL has controlling interests in, which are set forth below.

The terms of the transactions and agreements disclosed in this section were determined by and among affiliated entities and, consequently, are not the result of arm’s length negotiations. These terms are not necessarily at least as favorable to the parties to these transactions and agreements as the terms that could have been obtained from unaffiliated third parties.

Lending Agreements

Scheme Loan Agreement

In connection with the Scheme of Arrangement, Konkola Plc entered into the Capital Expenditures Support Loan Agreement, the Creditor Settlement Support Loan Agreement and the Community Support Loan Agreement with VRHL pursuant to which VRHL is required to loan an aggregate principal amount of up to $1.27 billion to Konkola Plc.

Pursuant to the Capital Expenditures Support Loan Agreement, the lender is required to loan $1.00 billion to Konkola Plc to fund Konkola Plc’s capital expenditure to be funded by the following semi-annual instalments until January 31, 2030. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Scheme Loan Agreements.” As of December 31, 2025, VRHL had funded approximately $330.0 million under the Capital Expenditures Support Loan Agreement and there is a balance of $670.0 million to be funded. CopperTech, as the sole stockholder of VRJL following the Transactions, intends to contribute the net proceeds of this offering to Konkola Plc with the objectives of further developing Konkola Plc’s operations and such contribution will be used to fund the lender's funding obligations under the Capital Expenditure Scheme Loan Agreement. See “Summary of the Transactions” and “Use of Proceeds.”

Pursuant to the Creditor Settlement Support Loan Agreement, the lender is required to loan $250 million to Konkola Plc to fund amounts payable to Konkola Plc’s creditors. As of December 31, 2025, VRHL had fully funded the $250 million required by the Creditors Settlement Support Loan Agreement.

Pursuant to the Community Support Loan Agreement, the lender is required to loan $20.0 million to Konkola Plc to fund community support. As of December 31, 2025, VRHL had fully funded the $20.0 million required by the Community Support Loan Agreement.

For the years ended March 31, 2024 and March 31, 2025, no principal or interest have been repaid under the Scheme Loan Agreements. Repayments under each Scheme Loan Agreement will commence once Konkola Plc has positive cash flows and will be paid in accordance with the Konkola Waterfall.

Subject to the terms of the KCM Shareholders Agreement, each Scheme Loan Agreement matures in December 2028 (and may be subject to automatic extension should Konkola Plc have insufficient cash flow to repay such debt at maturity). Each Scheme Loan Agreement bears interest at a variable interest rate equal to the lower of Secured Overnight Financing Rate plus 7.00% and the cost of funding to VRHL.

Bridge Facility Loan Agreement

On December 22, 2023, Konkola Plc entered into a Bridge Facility Loan Agreement with VRHL for a principal amount of $25.0 million that accrued interest at a rate of Secured Overnight Financing Rate (“SOFR”) plus 7.00%. No principal or interest under this loan agreement was paid in the years ended March 31, 2024 and March 31, 2025 and the full principal and interest amounts were repaid on July 15, 2025.

Legacy Konkola Liabilities

Pursuant to the Scheme of Arrangement, Konkola Plc’s shareholders were required to restructure the legacy debt previously provided to Konkola Plc. This was implemented through the execution of the Legacy Konkola Liability agreements. Under the Legacy Konkola Liability agreements, the relevant funding arrangements were amended to provide that all interest accrued prior to July 31, 2024 is capitalized into the principal amount of the respective loan and that no additional interest accrues from July 31, 2024. The Legacy Konkola Liabilities consist of the Jersey II Loan, the Existing Vedanta Liabilities and the Existing ZCCM-IH Liabilities.

Konkola Waterfall

Pursuant to the Scheme of Arrangement and the KCM Shareholders Agreement, repayments of all debt accrued by Konkola Plc owed to its creditors prior to the Scheme of Arrangement (the “Legacy Creditors”), including the Legacy Konkola Liabilities, and the Scheme Loan Agreements are subject to the following free cash flow waterfall:

•	first, on a pari passu and pro rata basis towards the Option 2 Legacy Creditors who elected not to receive an upfront partial payment and to be repaid in annual installments (the “Option 2 Payments”) and if, in any year, any Option 2 Payments are not made by Konkola Plc, then the unpaid amounts (all or in part, as applicable) of the Option 2 Accrued Payments will accrue and form part of the annual payments payable in the subsequent year. As of the date of this prospectus, the only remaining Option 2 Legacy Creditor is ZESCO;

•	second, once all Option 2 Accrued Payments have been made in full, towards 100% of all interest payable under the Scheme Loan Agreements;

•	third, towards 50% of the principal amount payable under the Scheme Loan Agreements; and

•	fourth, on a pari passu and pro rata basis towards: (i) the remaining balance then due and payable under the Scheme Loan Agreements including all accrued interest; and (ii) all remaining Balance Liabilities. The Balance Liabilities include the Existing Vedanta Liabilities, the Existing GRZ Liabilities, the Existing ZCCM-IH Liabilities, any remaining debt owed to Option 2 Legacy Creditors after payment of the Option 2 Payments and Option 2 Accrued Payments and deferred creditor liabilities. Balance Liabilities will be paid in the following proportions on a pari passu basis: (A) 70% towards the Existing Vedanta Liabilities; and (B) 30% towards the Balance Liabilities less the Existing Vedanta Liabilities.

Financial Support Arrangements

On October 30, 2025, Konkola Plc received a letter of financial support from VRL, pursuant to which VRL agreed to provide necessary financial support to Konkola Plc for a minimum period of 12 months.

Information Technology Agreements

Konkola Plc has entered into (i) a purchase agreement for certain software licenses dated December 24, 2024 and (ii) a services agreement for certain technology services dated July 22, 2025 (collectively, the “STL Agreements”) with STL Digital Limited, an indirect wholly-owned subsidiary of VRL, for an aggregate of $1.2 million. For the year ended March 31, 2024, Konkola Plc did not pay any software licensing fees, and for the year ended March 31, 2025, Konkola Plc paid software licensing fees of $0.6 million, pursuant to the STL Agreements.

Indemnification Agreements

Our amended and restated certificate of incorporation and amended and restated bylaws, each as expected to be in effect upon the consummation of this offering, will provide that we shall indemnify each of our directors and officers to the fullest extent permitted by applicable law. For further information, see the section entitled “Description of Capital Stock—Limitation on Liability and Indemnification.” We intend to enter into customary indemnification agreements with each of our executive officers and directors that provide them with customary indemnification in connection with their service to us or on our behalf.

Policies and Procedures for Related Party Transactions

Prior to the completion of this offering, our board of directors will adopt a written policy for the review of any transaction, arrangement or relationship in which we are a participant, the amount involved exceeds $120,000 and one of our executive officers, directors, director nominees or beneficial holders of more than 5% of our common stock (or their immediate family members or affiliates) is implicated, each of whom we refer to as a “related person,” or has a direct or indirect material interest.

If a related person proposes to enter into such a transaction, arrangement or relationship, which we refer to as a “related person transaction,” the related person must report the proposed related person transaction to the chairperson of our audit committee. The policy calls for the proposed related person transaction to be reviewed and, if deemed appropriate, approved by the audit committee. In approving or rejecting such proposed transactions, the audit committee will be required to consider the relevant facts and circumstances available and deemed relevant to the audit committee, including the material terms of the transaction, risks, benefits, costs, availability of other comparable services or products and, if applicable, the impact on a director’s independence. Our audit committee will approve only those transactions that, in light of known circumstances, are in, or are not inconsistent with, our best interests, as our audit committee determines in the good faith in the exercise of its discretion. In the event that any member of our audit committee is not a disinterested person with respect to the related person transaction under review, that member will be excluded from the review and approval or rejection of such related person transaction and another director may be designated to join the committee for purposes of such review. Whenever practicable, the reporting, review and approval will occur prior to entering into the transaction. If advance review and approval is not practicable, the audit committee will review and may, in its discretion, ratify the related person transaction retroactively.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of             , 2025, after giving effect to the Transactions and sale of common stock offered by us in this offering, assuming no exercise of the underwriters’ option to purchase additional common stock, by:

•	each person known by us to beneficially own 5% or more of any class of our outstanding shares;

•	each of our named executive officers;

●	each of our directors and our director nominees; and

•	all of our executive officers, directors and director nominees as a group.

The number of shares of our common stock beneficially owned and percentages of beneficial ownership set forth below are based on (i) the number of shares of our capital stock to be issued and outstanding after giving effect to the Transactions and (ii) an assumed initial public offering price of $              per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

The amounts and percentages of shares beneficially owned are reported on the basis of SEC regulations governing the determination of beneficial ownership of securities. Under SEC rules, a person is deemed to be a “beneficial” owner of a security if that person has or shares voting power or investment power over such security, which includes the power to dispose of or to direct the disposition of such security. Accordingly, more than one person may be deemed to be a beneficial owner of securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest. Unless otherwise indicated in the footnotes to the following table, and subject to community property laws where applicable, each person or entity included in the table below has sole voting and investment power with respect to the shares beneficially owned by them.

A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Securities that can be so acquired are deemed to be outstanding and to be beneficially owned by such person for the purposes of computing the ownership and percentage ownership of such person, but are not deemed to be outstanding for purposes of computing the ownership or percentage ownership of any other person, except with respect to the ownership and percentage ownership of all directors, director nominees and executive officers as a group.

The percentage of beneficial ownership prior to this offering is based on              shares of common stock outstanding as of             . The percentage of beneficial ownership after this offering is based on              shares of common stock, which is the number of shares of common stock outstanding as of              plus the              shares of common stock offered by us in this offering. We currently have one record holder of common stock. No holder of common stock is domiciled in the United States. All holders of our common stock will have the same voting rights upon the completion of this offering.

Shares Beneficially Owned
	Prior to this Offering		After this Offering
Name of Beneficial Owner	Number of Shares	%	Number of Shares	%
5% or Greater Stockholders
Vedanta Resources Holdings Limited(1)
Named Executive Officers, Directors and Director Nominees
Deshnee Naidoo
Pushpender Singla
Priya Agarwal Hebbar
Thomas Albanese
Moses Banda
Executive Officers, Directors and Director Nominees as a Group ( persons)

*	Represents beneficial ownership of less than 1%.

DESCRIPTION OF CAPITAL STOCK

The following is a description of our capital stock. The following description is intended as a summary only and is qualified in its entirety by reference to our amended and restated certificate of incorporation and amended and restated bylaws, each of which will be in effect at or prior to the completion of this offering, the forms of which are filed as exhibits to the registration statement of which this prospectus is a part, and applicable law.

General

Upon the completion of this offering, our authorized capital stock will consist of:

•	shares of common stock, par value $ per share; and

•	shares of preferred stock, par value $ per share.

We are selling              shares of common stock in this offering (             shares if the underwriters exercise in full their option to purchase additional shares of our common stock).

Common Stock

We have one class of common stock.

Voting Rights. Holders of shares of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders.

Dividend and Distribution Rights. Holders of shares of our common stock are entitled to receive dividends or other distributions when, as and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends or other distributions and to any restrictions on the payment of dividends or other distributions imposed by the terms of any outstanding preferred stock.

Liquidation Rights. Upon our liquidation, dissolution or winding up, any business combination or a sale or disposition of all or substantially all of our assets, the assets legally available for distribution to our stockholders will be distributable ratably among the holders of our common stock, subject to prior satisfaction of all outstanding debts and other liabilities and the payment of liquidation preferences, if any, on any outstanding preferred stock.

Other Matters. All shares of our common stock that will be outstanding at the time of the consummation of the offering will be fully paid and non-assessable. The common stock will not be subject to further calls or assessments by us. Holders of shares of our common stock do not have preemptive, subscription, redemption or conversion rights. There will be no redemption or sinking fund provisions applicable to the common stock. The rights, powers, preferences and privileges of our common stock will be subject to those of the holders of any shares of our preferred stock or any other series or class of stock we may authorize and issue in the future.

Authorized but Unissued Preferred Stock

No shares of preferred stock will be issued or outstanding immediately after the offering contemplated by this prospectus. Our amended and restated certificate of incorporation permit our board of directors to establish one or more series of preferred stock (including convertible preferred stock). Unless required by law or any stock exchange, the authorized shares of preferred stock will be available for issuance without further action by our stockholders. Our board of directors is able to determine, with respect to any series of preferred stock, the terms and rights of that series, including, without limitation:

•	the designation of the series;

•	the number of shares of the series, which our board of directors may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	the redemption or repurchase rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of our affairs;

•	whether the shares of the series will be convertible into shares of any other class or series, or any other security, of us or any other entity, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the series.

We will be able to issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of the holders of our common stock might believe to be in their best interests or in which the holders of our common stock might receive a premium for their common stock over the market price of the common stock. In addition, the issuance of preferred stock may adversely affect the holders of our common stock by restricting dividends or other distributions on the common stock, diluting the voting power of the common stock or subordinating the liquidation rights of the common stock. The issuance of preferred stock could have the effect of delaying, deferring or preventing a change of control, or other corporate action. As a result of these or other factors, the issuance of preferred stock may have an adverse impact on the market price of our common stock.

Anti-Takeover Effects of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and Certain Provisions of Delaware Law

The provisions of the DGCL, our amended and restated certificate of incorporation and our amended and restated bylaws, which are summarized below, may have the effect of delaying, deferring or discouraging another person from acquiring control of our company. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Delaware Business Combination Statute

We are subject to Section 203 of the DGCL, which regulates corporate acquisitions. Section 203 prevents an “interested stockholder,” which is defined generally as a person owning 15% or more of a corporation’s voting stock, or any affiliate or associate of that person, from engaging in a broad range of “business combinations” with the corporation for three years after becoming an interested stockholder unless:

•	the board of directors of the corporation had previously approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, that person owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, other than statutorily excluded shares; or

•	following the transaction in which that person became an interested stockholder, the business combination is approved by the board of directors of the corporation and holders of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Under Section 203, the restrictions described above also do not apply to specific business combinations proposed by an interested stockholder following the announcement or notification of designated extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors, if such extraordinary transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.

Section 203 may make it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period. Section 203 also may have the effect of preventing changes in our management and could make it more difficult to accomplish transactions which our stockholders may otherwise deem to be in their best interests.

Provisions of our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Undesignated Preferred Stock

The ability to designate a series of our authorized “blank check” preferred stock will make it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to effect a change in control of our company. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of our company.

Special Stockholder Meetings

Prior to the time when the Vedanta Group ceases to beneficially own at least 50% of the shares of our outstanding common stock (the “Trigger Date”), a special meeting may be called by an officer of our company pursuant to a resolution adopted by our board of directors or the chair of our board of directors and must also be called at the request of our then-controlling stockholder. From and after the Trigger Date, our amended and restated bylaws will provide that, a special meeting of stockholders may only be called by an officer of our company pursuant to a resolution adopted by our board of directors or the chair of our board of directors. Following the Trigger Date, stockholders may not call a special meeting of stockholders, which may delay the ability of our stockholders to force consideration of a proposal or for holders controlling a majority of our common stock to take any action, including the removal of directors. To the extent permitted under applicable law, we may conduct meetings solely by means of remote communications. Stockholder Action by Written Consent

Prior to the Trigger Date, our amended and restated certificate of incorporation will permit stockholders to take action by written consent in lieu of an annual or special meeting. Our amended and restated certificate of incorporation provides that, from and after the Trigger Date, our stockholders may not act by written consent, which may lengthen the amount of time required to take stockholder actions. As a result, following the Trigger Date, a holder controlling a majority of our common stock would not be able to amend our amended or restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with our amended and restated bylaws.

Requirements for Advance Notification of Stockholder Proposals and Nominations

Our amended and restated bylaws will establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.

No Cumulative Voting

Under Delaware law, cumulative voting for the election of directors is not permitted unless a corporation’s certificate of incorporation authorizes cumulative voting. Our amended and restated certificate of incorporation and our amended and restated bylaws will not provide for cumulative voting in the election of directors. The absence of cumulative voting makes it more difficult for a minority stockholder to gain a seat on our board of directors to influence our board of directors’ decision regarding a takeover.

Election and Removal of Directors; Filling Vacancies

Our board of directors will consist of a single class of directors. Our amended and restated certificate of incorporation will provide that our board of directors will initially be subject to year terms. Prior to the Trigger Date, any director may be removed at any time, with or without cause, by the holders of at least a majority of the total voting power of our outstanding shares of common stock entitled to vote on the election and removal of directors in the manner permitted by our amended and restated certificate of incorporation. From and after the Trigger Date, our amended and restated certificate of incorporation will provide that, directors may be removed from our board of directors, with or without cause, by the affirmative vote of the holders of at least 66 and 2/3% of the total voting power of our outstanding shares of common stock, voting together as a single class.

In addition, our amended and restated certificate of incorporation and our amended and restated bylaws will also provide that, subject to the rights granted to one or more series of preferred stock then outstanding, any newly created directorship on our board of directors that results from an increase in the number of directors and any vacancy occurring on our board of directors may only be filled by a majority of the directors then in office, even if less than a quorum, or by a sole remaining director (and not by the stockholders).

Amendment

Any amendment of our amended and restated certificate of incorporation relating to the management of our business, our board of directors, stockholder action by written consent, calling special meetings of stockholders, competition and corporate opportunities, forum selection and the liability of our directors or the amendment, alteration, rescission or repeal of our amended and restated bylaws will require approval by holders of at least 66 and 2/3% of the voting power of our then-outstanding shares of common stock, voting together as a single class.

Exclusive Forum

Our amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware does not have jurisdiction, the federal district court for the District of Delaware) is the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, other employee or stockholder to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, our certificate of incorporation or our bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware or (iv) any action asserting a claim governed by the internal affairs doctrine of the law of the State of Delaware; provided that the foregoing provision does not apply to claims brought to enforce a duty or liability created by the Securities Act or the Exchange Act or any claim for which the U.S. federal courts have exclusive jurisdiction.

Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all claims brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, our amended and restated certificate of incorporation will provide that the federal district courts of the United States will, to the fullest extent permitted by law, be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all claims brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Accordingly, our amended and restated certificate of incorporation will provide that the exclusive forum provision does not apply to suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.

Any person or entity holding, purchasing or otherwise acquiring any interest in shares of our capital stock are deemed to have notice of and to have consented to these forum selection provisions.

These forum selection provisions may impose additional litigation costs on stockholders in pursuing any such claims, particularly if the stockholders do not reside in or near the state of Delaware and limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder. While Delaware courts have determined that forum selection provisions are facially valid, it is possible that a court of law in another jurisdiction could rule that the forum selection provisions contained in our bylaws are inapplicable or unenforceable if they are challenged in a proceeding or otherwise. If a court were to find the forum selection provision in our bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions.

Limitation on Liability and Indemnification

Our amended and restated certificate of incorporation provides that no director or officer will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director or officer, except as required by applicable law, as in effect from time to time. Currently, the DGCL requires that liability be imposed for the following:

•	a director’s or officer’s breach of the director’s or officer’s duty of loyalty to our company or our stockholders;

•	a director’s or officer’s act or omission not in good faith or which involved intentional misconduct or a knowing violation of law;

•	a director’s unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL;

•	a director or officer for any transaction from which the director or officer derived an improper personal benefit; and

•	an officer in any action by or in the right of our company.

As a result, neither we nor our stockholders have the right, through stockholders’ derivative suits on our behalf, to recover monetary damages against a director or officer for breach of fiduciary duty as a director or officer, including breaches resulting from grossly negligent behavior, except in the situations described above.

Our amended and restated certificate of incorporation provides that, to the fullest extent permitted by law, we will indemnify any director or officer of our company against all damages, claims and liabilities arising out of the fact that the person is or was our director or officer, or served any other enterprise at our request as a director, officer, employee, agent or fiduciary. We will reimburse the expenses, including attorneys’ fees, incurred by a person indemnified by this provision when we receive an undertaking to repay such amounts if it is ultimately determined that the person is not entitled to be indemnified by us. Amending this provision will not reduce our indemnification obligations relating to actions taken before an amendment.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to us, our directors, our officers or persons who control us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be Computershare Trust Company, N.A. The transfer agent’s address is 150 Royall St, Canton MA 02021.

Listing

We intend to apply to list our common stock on the NYSE under the symbol “CUX”.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for shares of our common stock. Future sales of shares of our common stock in the public market after this offering, and the availability of shares for future sale, could adversely affect the market prices prevailing from time to time. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our common stock in the public market after the restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future.

Upon consummation of the offering, we will have outstanding              shares of common stock (or              shares of common stock if the underwriters exercise their option to purchase additional shares). Of these shares,             shares of common stock sold in this offering will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are held by “affiliates,” as that term is defined in Rule 144 under the Securities Act.

The remaining outstanding shares of our common stock will be deemed “restricted securities” as that term is defined under Rule 144. Restricted securities may be sold in the public market only if their offer and sale is registered under the Securities Act or if the offer and sale of those securities qualify for an exemption from registration, including exemptions provided by Rules 144 and 701 under the Securities Act, which are summarized below.

Rule 144

In general, under Rule 144 under the Securities Act, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of securities that does not exceed the greater of one percent of our common stock then outstanding or the average weekly trading volume of our common stock on NYSE during the four calendar weeks preceding such sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who received shares from us in connection with a compensatory plan or other written agreement before the effective date of this offering are entitled to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, in the case of affiliates, without having to comply with the holding period requirements of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, holding period, volume limitation or notice filing requirements of Rule 144.

Registration Statement on Form S-8

In connection with this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register an aggregate of shares of common stock that we expect to reserve for issuance under             . The registration statement will become effective automatically upon filing with the SEC, and common stock covered by the registration statement will be eligible for resale in the public market immediately after the effective date of the registration statement, subject to the lock-up agreements described below under “—Lock-Up Agreements.”

Lock-Up Agreements

In connection with this offering, we, our executive officers, our directors and holders of substantially all of our common stock will agree with the underwriters that they will not, subject to certain exceptions, dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus. See “Underwriting.”

U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following discussion is a summary of the U.S. federal income tax considerations generally applicable to the ownership and disposition of our common stock by a Non-U.S. Holder (as defined below) that acquires our common stock and holds our common stock as a capital asset (generally, property held for investment). The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated or proposed thereunder, judicial decisions and published rulings and administrative pronouncements of the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that affects the tax consequences described herein. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance that the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the ownership and disposition of our common stock.

Moreover, this discussion does not address all aspects of U.S. federal income tax consequences that may be applicable to a Non-U.S. Holder in light of its particular circumstances (including, for example the impact of the Medicare contribution tax on net investment income or alternative minimum tax) or subject to special rules (including, for example, banks and other financial institutions, insurance companies, brokers and dealers in securities or currencies, traders that have elected to mark securities to market, partnerships or other pass-through entities, corporations that accumulate earnings to avoid U.S. federal income tax, tax-exempt organizations, pension plans, persons that hold our shares as part of a straddle, hedge or other integrated investment, certain U.S. expatriates and foreign governments or agencies).

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

This Discussion Is for Informational Purposes Only and Is Not Tax Advice. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS, AS WELL AS ANY TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our common stock that is neither a “U.S. person” nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust (1) the administration of which is subject to the primary supervision of a court within the United States and for which one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) have the authority to control all substantial decisions, or (2) that has in effect a valid election to be treated as a United States person for U.S. federal income tax purposes.

Distributions

As described in the section entitled “Dividend Policy,” we do not anticipate declaring or paying dividends to holders of our common stock in the foreseeable future. However, if we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts of such distribution in excess of our current or accumulated earnings and profits will be treated, first, as a return of capital and be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock (but not below zero) and, thereafter, as capital gain, which is subject to the tax treatment described below under “—Sale, Exchange or Other Taxable Disposition.” Because we may not know the extent to which a distribution is a dividend for U.S. federal income tax purposes at the time it is made, for purposes of the withholding rules discussed below, we or our paying agent may treat the entire distribution as a dividend.

Subject to the discussions in the immediately following paragraph on effectively connected income and below under “—Foreign Account Tax Compliance Act (‘FATCA’),” dividends paid to a Non-U.S. Holder of our common stock will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for such lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder in the United States), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim such exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI (or other applicable documentation), certifying under penalties of perjury that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder in the United States). Any such effectively connected dividends will generally be subject to U.S. federal income tax on a net income basis at the regular graduated rates that apply to U.S. persons. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or a lower rate under an applicable income tax treaty) on its effectively connected earnings and profits, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale, Exchange or Other Taxable Disposition

A Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale, exchange or other taxable disposition of our common stock unless:

•	the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder in the United States);

•	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•	our common stock constitutes a U.S. real property interest by reason of our status as a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates that apply to U.S. persons. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax as discussed above under “—Distributions.”

Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or a lower rate under an applicable income tax treaty), which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though such individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our U.S. real property interests relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of our common stock will not be subject to U.S. federal income tax if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or such Non-U.S. Holder’s holding period.

Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Foreign Account Tax Compliance Act (“FATCA”)

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or “FATCA”) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

UNDERWRITING

Citigroup Global Markets Inc. and Cantor Fitzgerald & Co. are acting as joint book-running managers of the offering and as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement, which will be filed as an exhibit to the registration statement of which this prospectus is a part, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the number of shares of common stock set forth opposite the underwriter’s name in the following table:

Underwriter	Number of Shares
Citigroup Global Markets Inc.
Cantor Fitzgerald & Co.
Number of Shares
Total

The underwriting agreement provides that the obligations of the underwriters to purchase the shares our common stock included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all of the shares of our common stock (other than those covered by the over-allotment option described below) if they purchase any of the shares.

Shares of our common stock sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares of our common stock sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $             per share. After the initial public offering of the shares of our common stock, if all of the shares of our common stock are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. The representatives have advised us that the underwriters do not intend to make sales to discretionary accounts.

If the underwriters sell more shares of our common stock than the total number set forth in the table above, we have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to                  additional shares of our common stock at the initial public offering price less the underwriting discounts and commissions. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares of our common stock approximately proportionate to that underwriter’s initial purchase commitment set forth in the table above. Any shares of our common stock issued or sold under the option will be issued and sold on the same terms and conditions as the other shares of our common stock that are the subject of this offering.

We, our officers and directors and holders of substantially all of our common stock have agreed that, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of the representatives, dispose of or hedge any shares or any securities convertible into or exchangeable for our common stock. The representatives, in their sole discretion, may release any of the securities subject to these lock-up agreements at any time, which, in the case of officers and directors, shall be with notice.

Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for the shares of our common stock will be determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price will be our results of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the price at which the shares of our common stock will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in the shares of our common stock will develop and continue after this offering.

We intend to apply to have our common stock listed on the New York Stock Exchange under the symbol “CUX.”

We estimate that our total expenses for this offering will be approximately $            . We have also agreed to reimburse the underwriters for certain of their expenses in an amount up to $             .

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

Paid by us
	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

In connection with the offering, the underwriters may purchase and sell shares of our common stock in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the underwriters’ over-allotment option, and stabilizing purchases.

•	Short sales involve secondary market sales by the underwriters of a greater number of shares of our common stock than they are required to purchase in this offering.

•	“Covered” short sales are sales of shares of our common stock in an amount up to the number of shares of our common stock represented by the underwriters’ over-allotment option.

•	“Naked” short sales are sales of shares of our common stock in an amount in excess of the number of shares of our common stock represented by the underwriters’ over-allotment option.

•	Covering transactions involve purchases of shares either pursuant to the underwriters’ over-allotment option or in the open market in order to cover short positions.

•	To close a naked short position, the underwriters must purchase shares of our common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

•	To close a covered short position, the underwriters must purchase shares of our common stock in the open market or must exercise the over-allotment option. In determining the source of shares of our common stock to close the covered short position, the underwriters will consider, among other things, the price of shares of our common stock available for purchase in the open market as compared to the price at which they may purchase shares of our common stock through the over-allotment option.

•	Stabilizing transactions involve bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the shares. They may also cause the price of the shares of our common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise. The underwriters are not required to engage in any of these transactions and, if they do commence any, they may discontinue them at any time.

Other Relationships

The underwriters are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. The underwriters and their respective affiliates have in the past performed commercial banking, investment banking and advisory services for us from time to time for which they have received customary fees and reimbursement of expenses and may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans and/or credit default swaps) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Selling Restrictions

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area (each a Relevant State), no shares of common stock have been offered or will be offered pursuant to this offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares of our common stock which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of shares of common stock may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation;

provided that no such offer of shares of common stock shall require the Company or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

Each person in a Relevant State who initially acquires any shares of common stock or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the Company and the underwriters that it is a qualified investor within the meaning of the Prospectus Regulation.

In the case of any shares of common stock being offered to a financial intermediary as that term is used in Article 5(1) of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares of our common stock acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in a Relevant State to qualified investors, in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

The Company, the underwriters and their respective affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgments and agreements.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of common stock in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares of common stock, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

The above selling restriction is in addition to any other selling restrictions set out below.

Notice to Prospective Investors in the United Kingdom

In relation to the United Kingdom (UK), no shares of common stock have been offered or will be offered pursuant to this offering to the public in the UK prior to the publication of a prospectus in relation to the shares of our common stock which has been approved by the Financial Conduct Authority in the UK in accordance with the UK Prospectus Regulation and the FSMA, except that offers of shares of common stock may be made to the public in the UK at any time under the following exemptions under the UK Prospectus Regulation and the FSMA:

(a)	to any legal entity which is a qualified investor as defined under the UK Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined under the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c)	at any time in other circumstances falling within section 86 of the FSMA;

provided that no such offer of shares of common stock shall require the Company or any underwriter to publish a prospectus pursuant to Section 85 of the FSMA or Article 3 of the UK Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

Each person in the UK who initially acquires any shares of common stock or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the Company and the underwriters that it is a qualified investor within the meaning of the UK Prospectus Regulation.

In the case of any shares of common stock being offered to a financial intermediary as that term is used in Article 5(1) of the UK Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares of our common stock acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in the UK to qualified investors, in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

The Company, the underwriters and their respective affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgments and agreements.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of common stock in the UK means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares of common stock, and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, and the expression “FSMA” means the Financial Services and Markets Act 2000.

This document is for distribution only to persons who (i) have professional experience in matters relating to investments and who qualify as investment professionals within the meaning of Article 19(5) of the FSMA Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are outside the UK or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as relevant persons). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

Notice to Prospective Investors in France

Neither this prospectus nor any other offering material relating to the shares of our common stock described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares of our common stock have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares of our common stock has been or will be:

(a)	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

(b)	used in connection with any offer for subscription or sale of the shares of our common stock to the public in France.

Such offers, sales and distributions will be made in France only:

(a)	to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

(b)	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

(c)	in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The shares of our common stock may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in Hong Kong

The shares of our common stock have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “Ordinance”) and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares of our common stock has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the shares of our common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

The shares of our common stock have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the shares of our common stock were not offered or sold or caused to be made the subject of an invitation for subscription or purchase and will not be offered or sold or caused to be made the subject of an invitation for subscription or purchase, and this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of our common stock, has not been circulated or distributed, nor will it be circulated or distributed, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (“SFA”)) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares of our common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares of our common stock pursuant to an offer made under Section 275 of the SFA except:

•	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

•	where no consideration is or will be given for the transfer;

•	where the transfer is by operation of law; or

•	as specified in Section 276(7) of the SFA.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. Latham & Watkins LLP, New York, New York has acted as counsel for the underwriters in connection with certain legal matters related to this offering.

EXPERTS

The consolidated financial statements of Konkola Copper Mines Plc, and its subsidiaries as of March 31, 2025 and 2024, and for each of the years then ended have been included in this prospectus and in the registration statement in reliance on the report of Manohar Chowdhry & Associates, an independent registered public accounting firm, included elsewhere herein and in the registration statement, and upon the authority of said firm as experts in auditing and accounting.

The financial statement of CopperTech Metals Inc., as of March 31, 2025 has been included in this prospectus and in the registration statement in reliance on the report of Manohar Chowdhry & Associates, an independent registered public accounting firm, included elsewhere herein and in the registration statement, and upon the authority of said firm as experts in auditing and accounting.

The technical information appearing in this prospectus concerning our mining operations was derived from the Initial Assessment TRS and the Pre-Feasibility TRS, each dated February 11, 2026, prepared by AMC Consultants (UK) Limited, an independent international mining consultancy.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1, of which this prospectus is a part, with respect to the shares of common stock offered hereby. This prospectus does not contain all of the information included in the registration statement and the exhibits thereto. References in this prospectus to any of our contracts or other documents are not necessarily complete, and each such reference is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. For additional information about us and the shares of common stock offered hereby, you should refer to the registration statement and the exhibits thereto, which are available on the internet website maintained by the SEC at www.sec.gov.

Upon completion of this offering, we will become subject to the reporting and information requirements of the Exchange Act and, in accordance with the Exchange Act, we will file periodic and current reports, proxy statements and other information with the SEC. We expect to make these reports and other information filed with or furnished to the SEC available, free of charge, through our website at https://coppertechmetals.com as soon as reasonably practicable after the reports and other information are filed with or furnished to the SEC. Additionally, the SEC maintains an internet website that contains such reports and other information filed electronically with the SEC at www.sec.gov.

The information contained on, or that can be accessed through, the websites referenced in this prospectus is not part of, and is not incorporated into, this prospectus, and you should not rely on any such information in making an investment decision to purchase shares of our shares of common stock. We have included the website addresses referenced in this prospectus only as inactive textual references and do not intend them to be active links to such website addresses.

COPPERTECH METALS INC.

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the board of directors of CopperTech Metals Inc. (formerly known as Global Transition Resources Inc.),

Opinion on the Financial Statement

We have audited the accompanying balance sheet of CopperTech Metals Inc. (formerly known as Global Transition Resources Inc.), (“the Company”) as of March 31, 2025, and the related notes (collectively referred to as the “financial statement”). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as at March 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matter

Critical audit matters are matters arising from the current period audit of the financial statement that were communicated or required to be communicated to the board of directors and that: (1) relate to accounts or disclosures that are material to the financial statement and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ Manohar Chowdhry & Associates

Chartered Accountants

We have served as the Company’s auditor since 2025.

Chennai, India

November 19, 2025

UDIN: 25251661BTHLMO7789

F-2

COPPERTECH METALS INC.

(All amounts are in USD thousands, other than share data)

Balance Sheet

March 31, 2025
Assets	-
Total assets	-

Liabilities
Commitments and contingencies	-

Shareholders’ equity
Common shares with no par value; 100 shares issued and outstanding	-
Total equity	-
Total liabilities and shareholders’ equity	-

The accompanying Notes to Financial Statements are an integral part of these financial statements.

F-3

COPPERTECH METALS INC.

(All amounts are in USD thousands, other than share data)

Notes to Financial Statements

1	Overview

General Information

CopperTech Metals Inc. (the “Company”) was incorporated under the laws of the State of Delaware on January 30, 2025. Pursuant to a reorganization into a holding company structure, the Company will be a holding company with its principal asset being a controlling ownership interest in Vedanta Resource Jersey Limited and its subsidiaries, involved in sale of major products related to finished copper and copper-cobalt alloys.

2	Basis of Presentation

The accompanying financial statement has been prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”). Through March 31, 2025, the Company had not earned any revenue and had not incurred any expenses; therefore, the statements of income, stockholder’s equity and cash flows have been omitted. There have been no other transactions involving the Company as of March 31, 2025.

3	Stockholders’ Equity

On January 30, 2025, the Company has 2,500 authorized shares, out of which issued 100 shares of common stock with no par value, all of which are owned by the Company’s Parent, Vedanta Resource Holdings Limited.

4	Subsequent Events

The Company has evaluated subsequent events through November 19, 2025, which is the date its financial statement was available to be issued.

F-4

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the board of directors of Konkola Copper Mines PLC

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Konkola Copper Mines PLC and its subsidiaries (the “Company”) as of March 31, 2025 and 2024, the related consolidated statements of operations, shareholders equity and cash flows, for each of the two years in the period ended March 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at March 31, 2025 and 2024, and the consolidated results of its operations and its cash flows for each of the two years in the period ended March 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

F-5

Critical Audit Matters

The Critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue
Description of the Matter	As disclosed in Note 17 to the consolidated financial statements, the revenue recognized is USD 406 million and USD 438 million during the year ended March 31, 2025 and March 31, 2024 respectively. The Company’s revenue comprises of various metals, with copper being the primary contributor. Revenue arises from the sale of copper cathodes and anodes under multiple customer contracts, that includes diverse pricing mechanisms, provisional pricing arrangements, and delivery terms. These terms require significant judgment in assessing when control of the product transfers to the customer and in measuring revenue. Accordingly, due to the significant complexity and judgment involved, this matter has been designated as a Critical Audit Matter.
How We Addressed the Matter in Our Audit

Our audit procedures related to revenue recognition included, among others:

1. Evaluating management’s application of ASC 606 to sales contracts, including the identification of performance obligations, pricing mechanisms, provisional pricing terms, and the delivery Conditions.

2. Inspecting supporting documentation, including bills of lading, invoices, and sales contracts for a sample of transactions, to test the accuracy of revenue measurement and the timing of revenue recognition.

3. Evaluating the reasonableness of management’s estimates for provisional pricing adjustments.

4. Conducting inquiries with sales, logistics and revenue accounting personnel to understand the complete revenue recognition process and the steps involved in recognizing revenue.

5. Performing cutoff testing and analytical procedures to assess the timing and accuracy of revenue recognition, ensuring transactions were recorded in the appropriate period in accordance with U.S. GAAP (ASC 606).

F-6

Inventory
Description of the Matter

As disclosed in note 5 to the consolidated financial statements, the Company’s inventories balance was USD 171 million and USD 114 million as of March 31, 2025 and March 31, 2024 respectively. Inventories consist of finished goods, work-in-progress (WIP), and raw materials and consumables held for production and sale. Finished goods and WIP is accounted for using the average cost method and is stated at the lower of cost or net realizable value (NRV). The Company periodically assesses the NRV of these inventories and records valuation adjustments.

The Company’s determination of the valuation of these inventories required a high degree of management judgment and subjectivity, which in turn led to especially challenging and subjective auditor judgment when performing audit procedures and evaluating the results of those procedures. Accordingly, due to the significant complexity and judgment involved, this matter has been designated as a Critical Audit Matter.

How We Addressed the Matter in Our Audit

Our audit procedures related to inventory valuation of Finished goods and WIP included, among others:

1. Evaluating management’s methodology to determine the net realizable value of inventories.

2. Assessing the reasonableness of significant assumptions used by management in valuing inventories.

3. Evaluating management’s calculation of the inventory NRV by testing the mathematical accuracy of the calculation.

4. Conducting inquiries with sales, production, and accounting personnel to corroborate management’s assumptions and qualitative judgments used in determining the net realizable value of inventories.

5. Testing the completeness and accuracy of the inputs used in the Company’s NRV analysis.

/s/ Manohar Chowdhry & Associates

Chartered Accountants

We have served as the Company’s auditor since 2025.

Chennai, India

October 31, 2025

UDIN: 25251661BTHLMN3187

F-7

KONKOLA COPPER MINES PLC

(All amounts are in USD thousands, other than share data)

Consolidated Balance Sheets

	March 31
	2025	2024
ASSETS

Current assets
Cash and Cash Equivalents	14,255	5,957
Restricted Cash and Cash Equivalents	49,560	-
Accounts receivable, net	5,282	9,157
Inventories	171,040	114,331
Prepaid expenses and others	121,595	232,874

Total current assets	361,732	362,319

Property, plant, equipment and mine development, net	993,554	1,086,048
Other non current assets	181,365	33,468
Deferred tax assets	477,547	360,381

Total assets	2,014,198	1,842,216

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Accounts payable and accrued liabilities	229,692	91,525
Advance from customers	25,018	9,776
Current portion of debt	6,361	-
Other current liabilities	1,848	2,014
Income taxes payable	409	68

Total current liabilities	263,328	103,383

Long-term debt less current portion of debt	764,412	-
Liabilities subject to compromise	-	4,022,024
Other non-current liabilities	661,341	-
Asset retirement obligations	66,607	62,860
Long-term employee benefits	11,916	7,449

Total liabilities	1,767,604	4,195,716

Shareholders’ equity
Common shares, $0.01 par value; 24,060,000,000 shares authorized;
1,098,677,473 shares (1,098,677,473 shares in 2024) issued and outstanding	10,987	10,987
Deferred shares, $0.99 par value; 60,000,000 shares authorized;
60,000,000 shares (60,000,000 shares in 2024) issued and outstanding	59,400	59,400
Special share, $1 par value; 1 share authorized;
1 share (1 share in 2024) issued and outstanding	0	0
Additional paid-in capital	2,089,767	500,465
Accumulated deficit	(1,913,560)	(2,924,352)
Total shareholders’ equity	246,594	(2,353,500)

Total liabilities and shareholders’ equity	2,014,198	1,842,216

The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

F-8

KONKOLA COPPER MINES PLC

(All amounts are in USD thousands, other than share data)

Consolidated Statements of Operations

	Year Ended March 31
	2025	2024

Net sales	406,308	438,161
Cost of sales	(631,100)	(808,311)

Gross loss	(224,792)	(370,150)

Selling, general and administrative expenses	91,390	189,270

Operating loss	(316,182)	(559,420)

Other income (expense)
Other income	8,210	6,040
Foreign exchange gain (loss), net	(50,237)	260,050
Reorganisation items, net	1,358,714	-
Interest expenses, net	(106,435)	(202,599)

Other (expense) income, net	1,210,252	63,491

(Loss) income before income tax benefit	894,070	(495,929)

Income tax benefit/(Expense)	116,722	53,248

Net (loss)/income	1,010,792	(442,681)

Net income/ per share attributable to common stockholders
Basic	0.92	(0.40)
Diluted	0.92	(0.40)

Weighted-average number of common shares outstanding: Basic	1,098,677,473	1,098,677,473

Diluted	1,098,677,473	1,098,677,473

The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

F-9

KONKOLA COPPER MINES PLC

(All amounts are in USD thousands, other than share data)

Consolidated Statements of Shareholders’ Equity

	Common Shares		Deferred Shares		Special Share		Additional Paid-in	Accumulated	Total Shareholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Equity
Balances, April 1, 2023	1,098,677,473	10,987	60,000,000	59,400	1	0	500,465	(2,481,671)	(1,910,819)
Net income (loss)	-	-	-	-	-	-	-	(442,681)	(442,681)
Balances, March 31, 2024	1,098,677,473	10,987	60,000,000	59,400	1	0	500,465	(2,924,352)	(2,353,500)
Extinguishment of debt due to related parties as per SOA (Refer	-	-	-	-	-	-	1,589,302	-	1,589,302
note 23)
Net income (loss)	-	-	-	-	-	-	-	1,010,792	1,010,792
Balances, March 31, 2025	1,098,677,473	10,987	60,000,000	59,400	1	0	2,089,767	(1,913,560)	246,594

F-10

KONKOLA COPPER MINES PLC

(All amounts are in USD thousands, other than share data)

Consolidated Statement of Cash Flows

	Year Ended March 31
	2025	2024
Cash flows from operating activities
Net (loss) income	1,010,792	(442,681)
Adjustments to reconcile net (loss) income to net cash from operating activities
Depreciation	105,182	97,521
Reorganisation items, net	(1,358,714)	-
Finance costs	106,435	202,599
Deferred income taxes	(116,722)	(53,248)

Changes in operating assets and liabilities which (used) provided cash
Accounts receivable	3,875	14,856
Inventory	(56,709)	61,679
Prepaid expenses and other	111,279	-
Other non current assets	(147,897)	302
Accounts payable	32,610	(3,928,027)
Liabilities subject to compromise	(641,007)	4,022,024
Advance from Customer	15,241	9,776
Long-term employee benefits	4,467	7,449
Other current liabilities	(165)	2,014
Income tax payable	342	21
Other noncurrent liabilities	661,341	-
Asset retirement obligations	3,747	3,535

Net change in cash from operating activities	(265,903)	(2,180)

Cash flows from investing activities
Purchases and construction of property and equipment	(13,206)	(28,274)

Net change in cash from investing activities	(13,206)	(28,274)

Cash flows from financing activities
Proceeds from issuance of long-term debt	340,746	35,000
Repayments of long-term debt	(2,974)	-
Interest Paid	(805)	-

Net change in cash from financing activities	336,967	35,000

Net change in cash, cash equivalents and restricted cash	57,858	4,546

Cash, cash equivalents and restricted cash, beginning of year	5,957	1,411

Cash, cash equivalents and restricted cash, end of year	63,815	5,957

Supplemental cash flow information:
Income and mining taxes paid, net of refunds	1,765	-

The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

F-11

KONKOLA COPPER MINES PLC

Notes to Consolidated Financial Statements

Note 1 - Description of the Business:

Konkola Copper Mines PLC (“the Company”) is a limited company incorporated and domiciled in Zambia. The addresses of the Company’s registered office and principal place of business are at Private Bag KCM (C) 2000, Stand M 1408, Fern Avenue, Chingola. The Company’s major products for sale are finished copper and copper-cobalt alloys. The Company is one of Zambia’s largest integrated copper producers, with operations located in four of the country’s mining towns on the Copperbelt and Central Provinces. The Copperbelt, is host to the Konkola Mine, the Nchanga Mine, Nchanga Smelter, Tail Leach Plant and Nkana Refinery. Nampundwe Pyrite Mine is in the Shibuyunji District of Central Province.

The principal activity of the Company and its wholly owned subsidiary KCM (Smelter Co) Limited is the mining, production and marketing of copper and cobalt. The Company also wholly owns Konkola Mineral Resources Limited (“KMRL”) which is dormant with a carrying value of nil.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). All amounts are presented in U.S. Dollars.

These financial statements cover the years ended March 31, 2025 and 2024 and include the accounts of the Company and its subsidiaries.

Use of estimates

The preparation of the Company’s financial statements in conformity with accounting principles generally accepted in the United States (U.S.) requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. The more significant areas requiring the use of management estimates include inventory valuation and determination of net realizable value, determination of estimated Mineral Reserves and life of mine, asset lives for depreciation, depletion and amortization; environmental obligations; asset retirement obligations, deferred taxes and valuation allowances; reserves for contingencies and litigation; asset impairment, including estimates used to derive future cash flows associated with those assets; pension benefits; and valuation of financial instruments. Actual results could differ from those estimates.

F-12

KONKOLA COPPER MINES PLC

Notes to Consolidated Financial Statements

Going Concern

The Company assesses and determines its ability to continue as a going concern in accordance with the provisions of ASC Subtopic 205-40, “Presentation of Financial Statements—Going Concern”, which requires the Company to evaluate whether there are conditions or events that raise substantial doubt about its ability to continue as a going concern.

In May 2019, ZCCM Investments Holdings Plc (“ZCCM-IH”) obtained an ex parte order from the High Court of Zambia appointing a provisional liquidator for the company. Legal proceedings were suspended in January 2023 to pursue an amicable settlement.

On November 6, 2023, a new shareholder agreement and Implementation Agreement were signed, outlining terms for Vedanta Resources Holdings Limited’s (“VRHL”) re-entry and investment. Ancillary agreements were finalized to launch a Creditor Scheme of Arrangement, which was sanctioned by the High Court on June 28, 2024. The provisional liquidator was removed, and KCM’s Board was reinstated on July 31, 2024. Vedanta regained control of KCM effective that date.

The Company’s consolidated financial statements have been prepared on a going concern basis, which assumes the Company will be able to continue as a going concern and contemplates the realization of assets and satisfaction of liabilities in the normal course of business. However, substantial doubt about the Company’s ability to continue as a going concern exists. The Company has incurred operating losses of USD 316.2 million and USD 559.4 million during the twelve months ended March 31, 2025 and March 31, 2024 respectively. The Company has deficit cashflows from operating activities of USD 265.9 million & USD 2.2 million for the years ended March 31, 2025 and March 31, 2024 respectively. The Company’s cash and cash equivalents were USD 14.3 million as of March 31, 2025. The Company will require additional liquidity to continue its operations over the next 12 months from the date of issue of these financial statements.

Management has evaluated these conditions and concluded that its plans, as detailed below, are expected to alleviate substantial doubt about the Company’s ability to continue as a going concern.

As part of the re-entry conditions, Vedanta committed to the following investments (structured as shareholder loans):

a)	USD 1,000.0 million over five years for mine development and infrastructure;
b)	USD 250.0 million toward the Scheme of Arrangement;

The Company’s ability to continue as a going concern is dependent upon loan facilities guaranteed by its Ultimate Parent Company Vedanta Resources Ltd. (VRL). In this regard, the Company has received a financial support letter dated October 30, 2025 from VRL. The Ultimate Parent Company has confirmed that it will provide necessary financial support for a minimum period of 12 months.

The Company estimates that its current cash and cash equivalents balance with working capital support from VRL is sufficient to support operations for a minimum period of twelve months following the date these consolidated financial statements and footnotes were issued.

Concentration Risk

A material part of the Company’s business is dependent upon a relatively small number of customers, the loss of any one of whom may have a materially adverse effect on the Company’s operating results.

The Company’s workforce is considered specialized, with skills critical to its operations. The loss of a significant portion of these employees could have a material adverse effect on the Company’s business and operating results.

In addition, a substantial number of employees are covered by collective bargaining agreements. While the Company maintains positive labor relations, disruptions related to labor negotiations or work stoppages could materially impact operations.

Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, SmelterCo and KMRL, (collectively, the “Company”). All significant intercompany accounts and transactions have been eliminated in consolidation.

F-13

KONKOLA COPPER MINES PLC

Notes to Consolidated Financial Statements

Functional Currency

The functional currency for the Company is the U.S. dollar. Monetary assets and liabilities denominated in the local currency are translated at current exchange rates, and non-monetary assets and liabilities are translated at historical exchange rates. Gains and losses resulting from the translation of such account balances and from foreign currency transactions are shown separately in Statement of operations.

Cash and Cash Equivalents

Cash and cash equivalents is defined by the Company as cash on deposit with banks, including time deposits and other highly liquid investments with maturities of three months or less when purchased, excluding amounts restricted by certain contractual or other obligations.

Restricted Cash and Cash Equivalents

Restricted cash includes cash in accounts from which the Company’s ability to withdraw funds at any time is contractually limited. Restricted cash is generally designated for specific purposes arising out of certain contractual or other obligations.

Inventory

Inventory is valued at the lower of cost or net realizable value, which is defined as estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation.

The Company principally produces copper and, in the production process, obtains several by-products, including cobalt, anode slimes, sulfuric acid and other metals.

Metal inventories, consisting of work-in-process and finished goods, are carried at the lower of weighted average cost or net realizable value (NRV). The costs of work-in-process and finished goods inventories primarily include power, labor, fuel, operating and repair materials, depreciation& amortization and other necessary costs related to the extraction and processing of ore. These processes include mining, milling, concentrating, smelting, refining and leaching.

Work-in-process inventories represent materials that are in the process of being converted into a saleable product. Conversion processes vary depending on the nature of the copper ore and the specific mining operation.

Finished goods include saleable products (e.g., copper anodes, copper cathodes, and other metallurgical products). Please refer to Note 5, “Inventories,” for further information.

Property, Plant and Equipment

Property, plant and equipment is recorded at acquisition cost, net of accumulated depreciation and impairment, if any. Cost includes major expenditures for improvements and replacements, which extend useful lives or increase capacity. Maintenance, repairs, normal development costs at existing mines, and gains or losses on assets retired or sold are reflected in earnings as incurred. Additionally, interest expense allocable to the cost of constructing new facilities is capitalized until assets are ready for their intended use.

Property, plant and equipment are depreciated on the straight-line method over their estimated useful lives, which range from 1 to 50 years.

Mine Development

Mine development costs include costs incurred resulting from mine pre-production activities undertaken to gain access to proven and probable mineral reserves, and to develop and prepare underground mining areas for production including the development of declines, shafts, levels, drives, crosscuts and raises. Mine development costs also includes directly attributable costs such as contractor mining services, drilling and blasting, labour, consumables and ground support.

Mineral exploration costs, as well as drilling and other costs incurred for the purpose of converting mineral resources to proven and probable mineral reserves or identifying new mineral resources at development or production stage properties, are charged to expense as incurred. Mine development costs are capitalized beginning after proven and probable mineral reserves have been established and are capitalized as incurred until the commencement of production. During the production stage, mineral exploration costs, as well as drilling and other costs incurred to maintain production are included in production costs in the period in which they are incurred. Additionally, interest expense allocable to the cost of developing mines is capitalized until assets are ready for their intended use.

Mine development costs are carried at cost and amortized on a units-of-production method based on the estimated recoverable volume.

The Company reviews property, plant and equipment and mine development for impairment whenever events or changes in circumstances indicate that the related carrying amounts may not be recoverable. The Company reviews the remaining useful lives of its property, plant and equipment and mine development periodically and adjusts them prospectively if events or changes in circumstances indicate that the remaining useful lives differ from previous estimates.

F-14

KONKOLA COPPER MINES PLC

Notes to Consolidated Financial Statements

Stripping (Waste Removal) Costs

Stripping costs (i.e., the costs of removing overburden and waste material to access mineral deposits) incurred during the production phase of an open-pit mine are considered variable production costs and are included as a component of inventory produced during the period in which stripping costs are incurred. Major development expenditures, including stripping costs to prepare unique and identifiable areas outside the current mining area for future production that are considered to be pre-production mine development, are capitalized and amortized using the units-of-production method based on estimated recoverable proven and probable mineral reserves for the ore body benefited. However, where a second or subsequent pit or major expansion is considered to be a continuation of existing mining activities, stripping costs are accounted for as a current production cost and a component of the associated inventory.

Annual Impairment and Useful-Life Review

The Company tests long-lived assets for impairment whenever indicators of impairment exist. In addition, the Company evaluates the useful lives of property, plant and equipment annually based on updated reserve and resource estimates, engineering-study results and operating plans. Changes in the remaining useful life of an asset are applied prospectively and are reflected in depreciation expense in future periods.

Accounts Receivables

Accounts receivable are customer obligations due under normal trade terms, generally requiring payment within 0 to 90 days from the invoice date. Receivables are stated at the amounts billed and due from customers, less an allowance for credit losses that represents management’s estimate of lifetime expected credit losses over the remaining contractual life of the receivables under ASC 326. No collateral or other security is required to support receivables, and none of the Company’s contracts has a significant financing component.

The allowance is estimated using the Current Expected Credit Losses (CECL) model, which incorporates:

-	Historical loss experience by aging bucket and customer segment;

-	Current conditions, including portfolio seasoning and payment trends;

-	Reasonable and supportable forecasts of future economic conditions over a 12-month forecast period; and

-	Qualitative management overlays for model imprecision, emerging risks, and portfolio concentration.

A weighted reversion method is applied over a 12-month period to transition from forecasted loss rates to long-term historical loss experience. The allowance is evaluated and updated annually through the provision for credit losses.

F-15

KONKOLA COPPER MINES PLC

Notes to Consolidated Financial Statements

Leases

The Company determines if a contract is or contained a lease at its inception. The Company evaluates if a contract gave the right to obtain substantially all of the economic benefits from use of an identified asset and the right to direct the use of the asset, in order to determine if a contract contained a lease.

Right-of-use assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent an obligation by the Company to make lease payments which arise from the lease. Lease right-of-use assets and liabilities are recognized at the inception date based on the present value of lease payments over the lease term. As the Company’s lease contracts do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at the inception date in order to determine the present value of lease payments. Lease expense for lease payments is recognized on a straight-line basis over the lease term, in the cost of sales and operating expenses. Currently the company is not having any on going leases

Revenue Recognition

The Company accounts for a contract with a customer when there is a legally enforceable contract between the Company and the customer, the rights of the parties are identified, the contract has commercial substance, and collectability of the contract consideration is probable. The Company recognizes revenue in accordance with the five-step model prescribed under ASC 606, “Revenue from Contracts with Customers”. The Company’s revenues are measured based on consideration specified in the contract with each customer. Disclosures regarding disaggregation of revenues and contract balances are disclosed within Note 17 “Segment and related information”.

The company primarily operates in the business of selling copper, mainly in the form of cathodes, anodes and cobalt. In addition to above, it also sells other metals such as gold, silver, and lead. The Company recognizes revenue when it transfers control of a product to the customer. Control usually transfers when the goods cross the Zambian Boarder or are loaded on ship’s rail, based on the INCOTERMS as commercially agreed upon with the buyer and the buyer has gained control through their ability to direct the use of and obtain substantially all the benefits from the asset. The company places a strong emphasis on maintaining long-term relationships with certain key customers. However, it is not solely dependent on these customers and continues to pursue opportunities to attract new business.

The majority of the Company’s sales allow for price adjustments based on the London Metal Exchange LME price at the end of the relevant Quotational Period (QP) stipulated in the contract. These are referred to as provisional pricing arrangements and are such that the selling price for the goods is based on prevailing forward prices on a specified future period after shipment to the customer.

Payment terms for sales vary depending on the specific contract but are typically based on provisional pricing arrangements. Generally, 90–100% of the invoice amount is collected before or at the time of shipment. A final price adjustment is made upon settlement with the customer, typically within one to three month from the shipment date, based on the quoted monthly average copper settlement prices on the LME.

These provisional pricing arrangements are treated separately from the host sales contract and are accounted for as embedded derivative instruments in accordance with ASC 815-30, Derivatives and Hedging—Cash Flow Hedges. Hence, net sales include both the invoiced value of copper and other metals, as well as the fair value adjustment related to the associated contracts. Details of adjustments to sales arising from provisionally priced contracts are disclosed in Note 18.

Additionally, product net sales are presented net of discounts, rebates, custom duties, treatment and handling charges.

F-16

KONKOLA COPPER MINES PLC

Notes to Consolidated Financial Statements

Cost of sales

Our cost of sales primarily includes expenses directly associated with mining, processing, and refining operations. These comprise in-house and contracted mining services, labor and employee-related costs, consumables and spare parts, production overheads, and freight costs incurred in transporting Copper Concentrate and finished copper cathodes to customers. The cost of revenue also includes costs related to the reprocessing or rehandling of ore and materials, as well as refurbishment or repackaging costs, if applicable, for copper products returned or regraded for resale.

Income Taxes

The Company accounts for income taxes in accordance with the provisions of ASC 740 – Income Taxes. This includes both current taxes payable or refundable and deferred tax assets and liabilities arising from temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements.

The current tax expense or benefit is determined based on the taxes payable or refundable for the current year, calculated using applicable income tax rates in the jurisdiction where the Company operates.

Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized and settled as prescribed in ASC 740 “Income taxes.” As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. Deferred income tax assets are reduced by any benefits that, in the opinion of management, are more likely not to be realized. (Refer to Note 16)

Chapter 11 Filing and Emergence from Bankruptcy

Beginning on the Petition Date i.e. May 21, 2019, the Company applied Financial Accounting Standards Board Codification Topic 852, Reorganizations (“ASC 852”) in preparing the consolidated financial statements. ASC 852 requires the financial statements, for the periods subsequent to the Petition Date cases and up to and including the period of emergence from Chapter 11 (the “Effective Date”), to distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business.

Accordingly, gains on discounting of the liabilities under the Scheme of Arrangement are recorded as Reorganization items, net in the Consolidated Statements of Operations. In addition, pre-petition obligations that may be impacted by the Chapter 11 process have been classified on the Consolidated Balance Sheets as of March 31, 2024 as liabilities subject to compromise. These liabilities are reported at the amounts we anticipate will be allowed by the Bankruptcy Court, even if they may be settled for lesser amounts. Refer Note 22 and Note 23.

Valuation of Deferred Tax Assets

The Company’s deferred income tax assets include certain future tax benefits. The Company reviews the likelihood that it will realize the benefit of its deferred tax assets on a yearly basis or if events indicate that a review is required. In determining the requirement for a valuation allowance, the historical and projected financial results of the legal entity or consolidated group recording the net deferred tax asset is considered, along with all other available positive and negative evidence.

The Company assesses the realizability of deferred tax assets (DTA) by considering both historical performance and future expectations of taxable income. While historical data, such as recent pretax losses, is taken into account, the primary focus is on projections of future taxable income, business plans, and other forward-looking factors. These projections help determine whether it is more likely than not that the deferred tax assets will be realized.

F-17

KONKOLA COPPER MINES PLC

Notes to Consolidated Financial Statements

Asset Retirement Obligations

Our mining and exploration activities are subject to various laws and regulations governing the protection of the environment. Accounting for reclamation and remediation obligations requires management to make estimates unique to each mining operation of the future costs we will incur to complete the reclamation and remediation work required to comply with existing laws and regulations. These estimates are based in part on our inflation and credit rate assumptions. Actual costs incurred in future periods could differ from amounts estimated. Additionally, future changes to environmental laws and regulations could increase the extent of reclamation and remediation work required to be performed by us. Any such increases in future costs could materially impact the amounts charged to operations for reclamation and remediation.

Asset retirement obligations are further discussed in Note 11, “Asset Retirement Obligation” to the consolidated financial statements included herein.

Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigations, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated. Information regarding our commitments and contingencies is incorporated by reference in Note 21, “Commitments and contingencies”.

Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1:	This level is defined as observable inputs, such as quoted prices in active markets for identical assets and liabilities.

Level 2:	This level is defined as observable inputs other than Level 1 prices for similar assets or liabilities, such as quoted prices in active markets, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3:	This level is defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own valuation methodology and assumptions.

(Loss) /Earnings Per Common Share

The Company calculates basic (loss) /earnings per common share by dividing net (loss)/ income attributable to common shareholders by the weighted-average number of common shares outstanding during the year. Since the Company has no potentially dilutive securities outstanding, diluted (loss) /earnings per common share is the same as basic (loss)/ earnings per common share.

Subsequent Events

In preparing these financial statements, management has evaluated, for potential recognition or disclosure, significant events or transactions that occurred during the period subsequent to the most recent balance sheet presented herein, through the date these financial statements were issued. U.S. GAAP requires assessment from the financial statement date through the date of issuance.

F-18

KONKOLA COPPER MINES PLC

Notes to Consolidated Financial Statements

Recently Issued Accounting Pronouncements and Securities and Exchange Commission Rules

Disaggregation of Income Statement Expenses

In November 2024, ASU 2024-03 was issued, requiring additional disclosures in the notes to the financial statements on the nature of certain expense captions presented on the face of the Consolidated Statement of Operations. The new guidance is effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods beginning after December 15, 2027. The Company is currently evaluating the impacts of the guidance on its Consolidated Financial Statements.

Improvement to Income Tax Disclosures

In December 2023, ASU 2023-09 was issued, requiring disaggregated information about the effective tax rate reconciliation and additional information on taxes paid that meet a qualitative threshold. The new guidance is effective for annual reporting periods beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the impacts of the guidance on its Consolidated Financial Statements.

Induced Conversions of Convertible Debt Instruments

In November 2024, ASU 2024-04 was issued, which enhances guidance in ASC Topic 470, “Debt,” to improve consistency and relevance in accounting for induced conversions of convertible debt instruments. Specifically, ASU 2024-04 clarifies criteria for when settlements should be treated as induced conversions, requiring that inducement offers preserve the form and amount of consideration issuable under original conversion terms. ASU 2024-04 is effective for the Company’s fiscal years and interim periods within those fiscal years beginning after December 15, 2025, with early adoption permitted, and may be applied prospectively or retrospectively. The Company is currently evaluating the impacts of the rules on its consolidated financial statements.

F-19

KONKOLA COPPER MINES PLC

Notes to Consolidated Financial Statements

Note 3 - Cash and Cash Equivalents

The following table provides a reconciliation of total cash, cash equivalents and restricted cash and cash equivalents presented in the consolidated statements of cash flows:

(All amounts are in USD thousands)

	As of March 31, 2025	As of March 31, 2024
Cash and cash equivalents	14,255	5,957
Restricted cash and cash equivalents	49,560	-
Cash, cash equivalents, restricted cash and cash equivalents	63,815	5,957

This balance of Restricted cash and restricted cash equivalents includes an amount of USD 49.6 million, which pertains to payments to be made to creditors under the Scheme of Arrangement.

As per the Scheme, a total amount of USD 250.0 million was received from Vedanta, specifically for settlement of dues to Class 1 and Class 2 creditors. Out of this amount, approximately USD 99.0 million has been paid to Class 1 creditors and USD 101.0 million has been paid to Class 2 creditors.

The remaining balance after the payment of liquidation expenses of USD 1.0 million is earmarked for secondary distribution to the creditors in accordance with the terms of the Scheme.

Note 4 - Accounts receivables, net

The roll-forward of the allowance for credit losses on trade receivables is as follows

(All amounts are in USD thousands)

	As of March 31, 2025	As of March 31, 2024
Accounts receivable	11,112	19,011
Provision for credit losses	(5,830)	(9,854)
Accounts receivable, net	5,282	9,157

The allowance at March 31, 2025 reflects approx USD 4.0 million release (or addition) from the amount at March 31, 2024, primarily driven by changes in customer payment behavior and portfolio composition.

In estimating the allowance at March 31, 2025, the Company used a loss forecast model incorporating multiple macroeconomic scenarios, weighted based on recent economic events, leading indicators, and views of internal and third-party economists. The key macroeconomic variables in the forecast were:

•	Government Expenditure—projected to end 2025 at 12%,
•	Real gross domestic product growth—projected at 6% in 2025.

This model produces credit loss factors by applying probability of default and loss-given-default assumptions to estimated exposure at default for each scenario. Scenario-specific loss factors are aggregated using probability weights. Management applied qualitative overlays to reflect uncertainties related to borrower behavior, consumer price inflation, fiscal and monetary policy responses, model imprecision, and concentration risk.

Net charge-offs of principal are recorded against the allowance. Charge-offs of unpaid interest and fees result in a reversal of interest and fee income, effectively reclassifying the provision for credit losses.

Amounts deemed uncollectible after exhaustive collection efforts are written off against the allowance for credit losses in the period identified, consistent with ASC 326-20 guidance.

Note 5 - Inventories

The balance of inventories are as follows:

(All amounts are in USD thousands)

	As of March 31, 2025	As of March 31, 2024
Raw materials and consumables	36,133	30,760
Work in process	109,652	82,659
Finished goods	25,255	912
	171,040	114,331

The Company values inventories at the lower of cost or net realizable value. For the years ended March 31, 2025 and 2024, inventories amounting to USD 120.0 million and USD 65.7 million, respectively, were valued at net realizable value.

During the fiscal year 2025, the Company recorded wrote off approximately USD 0.5 million related to material spoilage. Inventories are stated net of allowances for obsolete and slow-moving items, which amounted to USD 37.3 million and USD 36.8 million as of March 31, 2025 and 2024, respectively.

After regaining control over its operations, the Company conducted a comprehensive review of its inventory records. This review identified certain irregularities in historical inventory quantities that had resulted in overstatement of inventories to an extent of USD 140.6 million pertaining to the period from 2019 to 2024. Upon completion of the review and related analyses, the Company determined that the said amount to be charged-off and accordingly, an amount of USD 99.5 million pertaining to previous years upto March 31, 2023, was charged-off for in the previous years and balance of USD 41.0 million, was written-off during the year ended March 31, 2024.

F-20

KONKOLA COPPER MINES PLC

Notes to Consolidated Financial Statements

Note 6 - Prepaid expenses and others

The balances of prepaid expenses and other follows:

(All amounts are in USD thousands)

	As of March 31, 2025	As of March 31, 2024
VAT receivable	50,476	161,646
Advance to vendors	64,616	56,733
Other receivables	4,130	3,979
Balance with statutory authorities	1,765	-
Prepaid expenses	608	10,516
Prepaid expenses and others	121,595	232,874

Prepaid expenses and others include prepayments, VAT receivable, which represents the net VAT paid on purchases that the Company is entitled to recover from the tax authorities. Prepayments are recognized as assets when paid and amortized over the period of benefit. Other receivables represents a contractual receivable for the exploitation of surface mining rights.

Note 7 - Property, plant, equipment and mine development

(All amounts are in USD thousands)

	As of March 31, 2025	As of March 31, 2024
Plant and other equipment	2,298,222	2,295,741
Mine development	907,367	898,895
Asset under construction	18,563	17,376
Land and buildings	100,363	100,363
Total gross value	3,324,515	3,312,375
Less: Accumulated depreciation	(2,330,961)	(2,226,327)
Net property, plant and equipment	993,554	1,086,048

Depreciation expense was approximately USD 105.2 million and USD 97.5 million in 2025 and 2024, respectively.

Asset under construction represents various infrastructure and operational projects related to the Company’s buildings and facilities, including mine development, water recycling systems, civil works, and equipment installations. There was no interest capitalized on these projects for 2025 and 2024. Management estimates the cost to complete these projects was approximately USD 135.0 million as of March 31, 2025.

Purchase commitments for future property and equipment acquisitions amounted to approximately USD 4.0 million at March 31, 2025.

Note 8 - Other Non Current Assets

The components of other non current assets follow

(All amounts are in USD thousands)

	As of March 31, 2025	As of March 31, 2024
VAT receivable	172,880	23,983
Contributions to the EPF	5,485	5,485
Other Receivables	3,000	4,000
Other Non Current Assets	181,365	33,468

Other non current assets include the VAT receivable and contributions to the Environmental Protection Fund (“EPF”). The VAT receivable is classified as noncurrent due to expected delays in recovery, with management assessing recovery as probable based on its interactions with the Zambia Revenue Authority. No expected credit loss is recorded, as the amount is considered recoverable from the government authority. These contributions are refundable based on an annual reassessment of environmental liabilities, and due to the timing of the expected refund, they are classified as noncurrent. Other receivables represents a contractual receivable for the exploitation of surface mining rights

Note 9 - Accounts payable and accrued liabilities

The components of accounts payable and accrued liabilities follow:

(All amounts are in USD thousands)

	As of March 31, 2025	As of March 31, 2024
Accounts Payable	55,952	4,809
Accrued expenses	169,950	62,079
Statutory liabilities	3,790	24,637
Accounts payable and accrued liabilities	229,692	91,525

Trade Payables include amounts owed to suppliers or vendors for goods and services purchased in the ordinary course of business. These are short-term liabilities generally payable within one year and recorded upon receipt of an invoice. Wages, interest, utilities, taxes, and other operational costs that have been incurred but not yet invoiced or paid as of the reporting date form part of accrued expenses. Statutory liabilities include withholding tax, customs duty and workmens compensation.

F-21

KONKOLA COPPER MINES PLC

Notes to Consolidated Financial Statements

Note 10 - Long-term debt less current portion of debt

Long-term debt, other than related parties:

(All amounts are in USD thousands)

	As of March 31, 2025	As of March 31, 2024
8.33% Note payable to bank, due through 2027	17,022	-
Total long-term debt, other than related party debt:	17,022	-

Less current portion	6,361	-
Total long-term debt, other than related party debt less current portion	10,661	-

Long-term debt, related parties (Refer to 23)

(All amounts are in USD thousands)

	As of March 31, 2025	As of March 31, 2024
SOFR plus 7.00% Note payable to Vedanta Resources Holdings Limited	345,750	-
6.5% Note payable to Vedanta Resources (Jersey II) Limited	1,038,318	-

3-month LIBOR plus 4.75% Note payable to Vedanta Resources Plc	273,782	-

8% Note payable to ZCCM Investments Holdings Plc	10,500	-

Note payable to the Government of the Republic of Zambia	44,578

Total long-term debt:	1,712,928	-

(Less): Current portion	-	-
(Less): discount on present value	(959,177)	-
Total long-term debt, less current portion	753,751	-

F-22

KONKOLA COPPER MINES PLC

Notes to Consolidated Financial Statements

Total long-term debts

	As of March 31, 2025	As of March 31, 2024
Total long-term debt, other than related party debt	10,661	-
Total long-term debt, related party debt	753,751	-
Total long-term debts	764,412	-

Note 11 - Asset Retirement Obligaiton

The following table summarizes the asset retirement obligation activity for the years ended March 31, 2025 and 2024 :

(All amounts are in USD thousands)

	As of March 31, 2025	As of March 31, 2024
Opening balance	62,860	59,326
Change in estimates	-	-
Additions	-	-
Closure payments	-	-
Accretion expense	3,747	3,534
Closing balance	66,607	62,860

Note 12 - Other non-current liabilities

Other non-current liabilities consists of the following amounts:

(All amounts are in USD thousands)

	As of March 31, 2025	As of March 31, 2024
Account payables	1,070,226	-
Accrued expenses	607,585	-
Statutory liabilities	798,170	-
Dividends payable	50,131	-
Intercompany Advances	105,185	-
Other payables	18,883	-
(Less): discount on present value	(1,988,839)	-
Other non-current liabilities	661,341	-

Other non-current liabilities are comprised of liabilities which were restructured as part of the Scheme of Arrangement under ASC 852. At the time of restructuring, these liabilities were measured at net present value of expected future cash flows to settle the liabilities under the new terms.

Note 13 - Cost of Sales

(All amounts are in USD thousands)

	Year Ended March 31, 2025	Year Ended March 31, 2024
Operating Expenses	525,918	710,790
Depreciation	105,182	97,521
Total cost of sales	631,100	808,311

Cost of sales includes mining, processing, refining, and freight costs, employee benefits, depreciation, electricity and site restoration expenses.

F-23

KONKOLA COPPER MINES PLC

Notes to Consolidated Financial Statements

Note 14 - Selling, General and Administrative Expenses

(All amounts are in USD thousands)

	As of March 31, 2025	As of March 31, 2024
Administrative expenses	77,459	171,386
Distribution Costs	13,931	17,884
Total selling, general & administrative expenses	91,390	189,270

SG&A expenses includes legal charges, insurance, non-claimable VAT, Liquidation fee, sales freight credit, sea freight & road transport expenses, forex gain/loss etc.

Note 15 - Long-term employee benefits

The Company has non-contributory post retirement, repatriation and medical benefit plans for certain employees as well as holiday leave benefits provided to unionised employees. The applicable plan design determines the manner in which benefits are calculated for any particular group of employees. Benefits are calculated based on one month’s basic pay for each year of service. The plans are accounted for using the projected unit credit method. The most recent actuarial valuation of the plans was carried out on March 31, 2025 by Zenix Actuarial and Risk Consultants.

The following table shows the status of the obligation reconciled with the amount recognized in the Company’s consolidated statements of financial position and profit or loss as of and for the years ended:

Change in accumulated benefit obligation

(All amounts are in USD thousands)

	As of March 31, 2025	As of March 31, 2024
Accumulated benefit obligation, beginning of year	7,448	5,093
Service cost	2,899	2,447
Interest cost	2,182	1,720
Benefits paid	(1,227)	(88)
Accumulated benefit obligation, end of year	11,302	9,172

Net periodic benefit

(All amounts are in USD thousands)

	As of March 31, 2025	As of March 31, 2024
Actuarial (gain)/loss from changes in financial assumptio	1,347	231
Actuarial (gain)/loss from changes experience items	(733)	-
Net actuarial gains recognized	-	(1,954)
Net periodic benefit	11,916	7,449

The charge for the year is included in cost of sales in the consolidated statement of profit or loss.

Assumptions used

Discount rate	21.80%	26.50%
Rate of increase in compensation	5.00%	5.00%
Average future working life	14 years	14 years

Among the key assumptions used to estimate the pension benefit obligation is discount rate, which is applied to calculate the present value of expected future benefit payments for service to date. The discount rate is determined based on government bond yields with tenors that align with the expected duration of the pension liabilities. Because the Company does not maintain invested assets in plan assets to support its employees’ pension benefits or to generate the assumed investment return, changes in the discount rate have a direct impact on the present value of the liabilities.

The method used to value the liabilities is the Projected Unit Credit method. This method sees each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately to build up the final obligation. Liabilities are split into an accrued (past service) component and a current service cost component where service is based on employment with the Company. The underlying principle is that the total liability should be recognised over the employment period of an individual employee. The accrued liability of the Retirement Benefits has been determined as the present value of expected future retirement benefits as at normal retirement age, based on service at the valuation date.

Note 16 - Income Taxes

(All amounts are in USD thousands, other than share data)

Profit/(Loss) before income taxes, by tax jurisdiction for the years presented below consisted of the following:

	Year Ended March 31, 2025	Year Ended March 31, 2024
Non-U.S.	894,070	(495,929)
Total	894,070	(495,929)

F-24

KONKOLA COPPER MINES PLC

Notes to Consolidated Financial Statements

The components of the income tax expense (benefit) consist of the following:

	Year Ended March 31, 2025	Year Ended March 31, 2024
Current provision	444	22
Deferred provision (benefit)	(117,166)	(53,269)
Total income tax expense (benefit)	(116,722)	(53,248)

Reconciliation of our income tax computed at the statutory rate is as follows:

	Year Ended March 31, 2025	Year Ended March 31, 2024
Computed income tax expense (benefit) at the statutory income tax rate in Zambia applicable to mining operations 30% (2024: 30%)	268,221	(148,779)

Increase (decrease) due to:
Valuation allowance	-	58,644
Reorganisation items, net	(397,851)	-
Nontaxable or nondeductible items	12,703	35,834
Other, net	(239)	1,031
Total income tax expense (benefit)	(117,166)	(53,269)
Effective tax rate	-13.10%	10.74%

Significant components of our deferred tax assets and liabilities are as follows:

	As at March 31, 2025	As at March 31, 2024
Deferred tax assets:
Net operating losses	641,955	587,586
Inventories	11,176	11,025
Asset retirement obligations	7,611	7,611
Statutory liabilities	65,916	71,561
Other Current Liabilities	10,711	10,711
Interest on debt*	211,381	181,134
Provisions and other	8,217	4,416
Total gross deferred tax assets	956,965	874,045
Less: Valuation allowance	(123,803)	(123,803)
Total net deferred tax assets	833,163	750,242
Deferred tax liabilities:
Property, plant and equipment **	279,273	299,651
Accrued expenses	76,343	90,210
Total deferred tax liabilities	355,616	389,861
Net deferred tax assets	477,547	360,381

* A 30% cap on deductible interest on revenue and capital borrowings under Section 29 of the Income Tax Act has been applied in determining taxable business income for the years ended March 31, 2025 and 2024.

** Capital allowances on mining equipment and related capital expenditures for the years ended March 31, 2025 and 2024 have been claimed at a rate of 20%, when the assets are first put into use, in accordance with the Fifth Schedule of the Income Tax Act of Zambia.

In assessing the realizability of deferred tax assets, the Company analyzes the likelihood that the tax benefit of some or all deferred tax assets will not be realized. This analysis considers historical taxable income, projected reversal of deferred tax liabilities, projected taxable income, and tax planning strategies. Based upon this analysis, it is more likely than not that the tax benefit from all deferred tax assets, net of valuation allowance, will be realized.

The Company has evaluated its tax positions for the years ended March 31, 2025 and 2024, and determined that there were no uncertain tax positions requiring recognition in the Consolidated Financial Statements. The tax year 2024-25 remain open to examination by the taxing jurisdictions to which the Company is subject.

As of March 31, 2025 and 2024, the Company had net operating loss carryforwards for income tax purposes which are available to be carried forward for set off against future profits (subject to a maximum of 50% of income made during the charge year) from the same source for ten years from the year they were first incurred. These losses arose from the following financial years:

Particulars	As at March 31, 2025	As at March 31, 2024
FY 2024-25 tax losses to expire in FY 2034-35	367,892	-
FY 2023-24 tax losses to expire in FY 2033-34	101,734	288,397
FY 2022-23 tax losses to expire in FY 2032-33	329,734	329,734
FY 2021-22 tax losses to expire in FY 2031-32	231,145	231,145
FY 2020-21 tax losses to expire in FY 2030-31	80,249	80,249
FY 2019-20 tax losses to expire in FY 2029-30	255,506	255,506
FY 2018-19 tax losses to expire in FY 2028-29	112,162	112,162
FY 2017-18 tax losses to expire in FY 2027-28	59,103	59,103
FY 2016-17 tax losses to expire in FY 2026-27	171,427	171,427
	1,708,953	1,527,724

F-25

KONKOLA COPPER MINES PLC

Notes to Consolidated Financial Statements

Note 17 - Segment Reporting

The Company operates as a single reportable segment, which is consistent with the internal reporting provided to the Chief Operating Decision Maker (CODM), who is responsible for allocating resources and assessing performance. The CODM reviews financial information on a consolidated basis, and no discrete financial information is prepared or reviewed for separate business units, and the significant segment expense categories reviewed by the CODM are consistent with the expense categories presented in the consolidated statements of operations.

The Company’s Chief Operating Officer and Chief Financial Officer are identified as its Chief Operating Decision Maker (CODM) under business segment reporting guidance. The CODM uses consolidated net income as the primary measure of segment performance. No additional measures are regularly reviewed by the CODM.

The Company has disclosed entity-wide information, including revenue by product and geographic area in the below sections.

As the Company has only one reportable segment, no reconciliation to consolidated totals is necessary.

Sales Value per Segment:

The following table presents information regarding the sales value by reporting segment of the Company’s significant products for the two years ended March 31, 2025 and March 31, 2024:

(All amounts are in USD thousands)

	Year Ended March 31, 2025	Year Ended March 31, 2024
COPPER (CATHODES & ANODES)	360,777	394,796
COBALT (in alloys and concentrates)	44,153	41,423
PRECIOUS METALS IN SLIME & OTHERS	1,378	1,942
Total	406,308	438,161

The following table presents information regarding the sales value by reporting segment of the Company’s significant customer for the two years ended March 31, 2025 and March 31, 2024:

(All amounts are in USD thousands)

Particulars	Year Ended March 31, 2025	Year Ended March 31, 2024
A	151,916	828
B	240	28,242
C	-	84,232
D	-	254,267
E	43,890
F	49,765	-
G	62,405	-
OTHERS	98,092	70,592
Total	406,308	438,161

F-26

KONKOLA COPPER MINES PLC

Notes to Consolidated Financial Statements

The following table presents information regarding the sales value by reporting segment of the Company’s significant customer location for the two years ended March 31, 2025 and March 31, 2024 :

(All amounts are in USD thousands)

	Year Ended March 31, 2025	Year Ended March 31, 2024
Switzerland	310,806	108,236
UAE	49,765	-
Zambia	21,176	26,206
Singapore	-	254,267
OTHER FOREIGN COUNTRIES	24,561	49,452
Total	406,308	438,161

Note 18 - Derivatives Not Designated as Hedging Instruments

Sales contracts provide for provisional pricing, primarily based on LME copper prices at the time of shipment, as specified in the contract. The company receives market prices based on the specified future month’s pricing, resulting in price fluctuations that are recorded in revenue until the date of settlement.

The company records revenue and invoices customers at the time of shipment based on the then-current LME copper prices, as specified in the contracts. This results in an embedded derivative (i.e., a pricing mechanism finalized after delivery), which is required to be bifurcated from the host contract. The host contract represents the sale of metals contained in concentrate, cathode, or anode slimes at the then-current LME copper prices. The embedded derivative does not qualify for hedge accounting and is measured at fair value through earnings each period using period-end LME forward prices until the final pricing date.

Similarly, the company purchases concentrates under contracts that provide for provisional pricing. Mark-to-market price fluctuations from these embedded derivatives are recorded through the settlement date and are reflected in revenue for sales contracts and in inventory for purchase contracts.

Provisional sales price adjustments included in accounts receivable and net sales as at March 31, 2025 & March 31, 2024

(All amounts are in USD thousands)

	As of March 31, 2025		As of March 31, 2024
	MT	Amount	MT	Amount
Copper	1,555.17	156	442.55	(8,934)
	1,555.17	156	442.55	(8,934)

Provisional purchase price adjustments included in accounts payables and net purchases as at March 31, 2025 & March 31, 2024

(All amounts are in USD thousands)

	As of March 31, 2025		As of March 31, 2024
	MT	Amount	MT	Amount
Concentrates	1,222.81	17,671	1,887.20	14,481
	1,222.81	17,671	1,887.20	14,481

Management believes that the final pricing of these sales will not have a material effect on the Company’s financial position or results of operations.

Note 19 - Fair Value Measurement

Subtopic 820-10 of ASC “Fair value measurement and disclosures -Overall” establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under Subtopic 820-10 are described below:

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 - Inputs that are observable, either directly or indirectly, but do not qualify as Level 1 inputs. (i.e., quoted prices for similar assets or liabilities).

Level 3 - Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

The following tables set forth the Company’s assets and liabilities measured at fair value on a recurring (at least annually) and nonrecurring basis by level within the fair value hierarchy. As required by accounting guidance, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

(All amounts are in USD thousands)

As of March 31, 2025
Category	Level 1	Level 2	Level 3	Other	Netting Adjustment	Total
Assets:
Cash and cash equivalents (1)	14,255	-	-	-	-	14,255
Total Assets	14,255	-	-	-	-	14,255

Liabilities:
Other Current Liabilities	-	1,848	-	-	-	1,848
Total Liabilities	-	1,848	-	-	-	1,848

F-27

KONKOLA COPPER MINES PLC

Notes to Consolidated Financial Statements

(All amounts are in USD thousands)

As of March 31, 2024
Category	Level 1	Level 2	Level 3	Other	Netting Adjustment	Total
Assets:
Cash and cash equivalents (1)	5,957	-	-	-	-	5,957
Total Assets	5,957	-	-	-	-	5,957

Liabilities:
Other Current Liabilities	-	2,014	-	-	-	2,014
Total Liabilities	-	2,014	-	-	-	2,014

(1)	Cash and cash equivalents at March 31, 2025 and 2024 include term deposits that have an original maturity of three months or less.

The Company’s cash and cash equivalents are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices in active markets and are primarily cash deposited with bank.

Note 20 - Related party transactions

The information below sets out transactions and balances between the Company and various related parties:

Holding Companies

Vedanta Incorporated (formerly known as Volcan Investments Limited)

Volcan Investments Cyprus Limited

Intermediate Holding Company

Vedanta Resources Ltd

Immediate Holding Company

Vedanta Resources Holdings Limited

The table below sets forth the major related parties and their relationships with the Company as of March 31, 2024 and March 31, 2025:

Name of related parties	Relationship with the Company
Vedanta Resources (Jersey II) Ltd	Fellow Subsidiary of Vedanta Resources Ltd
Hindustan Zinc Limited	Fellow subsidiary incorporated in India
Copper Mines of Tasmania Pty Limited	Fellow subsidiary incorporated in Australia
Fujairah Gold FZE	Fellow subsidiary incorporated in the United Arab Emirates
Black Mountain Mining (Pty) Ltd	Fellow subsidiary incorporated in the South Africa
Lisheen Mining Ltd	Fellow subsidiary incorporated in Ireland
Skorpion Zinc (Pty) Ltd	Fellow subsidiary incorporated in Namibia
Sterlite Industries (India) Limited	Fellow subsidiary incorporated in India
ZCCM Investments Holdings Plc	Minority shareholder

Ultimate Controlling party

As of March 31, 2025, 79.42% of the KCM’s outstanding common shares are held by VRHL. VRHL in turn is a wholly owned and controlled subsidiary of Vedanta Resources Limited (‘VRL’). Vedanta Incorporated (“Vedanta Inc”) and its wholly owned subsidiary together hold 100 % of the share capital and 100 % of the voting rights of VRL. Vedanta Inc is 100 % beneficially owned and controlled by the Anil Agarwal Discretionary Trust (‘Trust’). Vedanta Inc, Volcan Investments Cyprus Limited and other intermediate holding companies except VRL do not produce Group financial statement

Due to related party - loans

(All amounts are in USD thousands)

	As of March 31, 2025	As of March 31, 2024
Vedanta Resources Holdings Limited	345,750	25,000
Vedanta Resources (Jersey II) Limited	1,038,318	1,038,318
Vedanta Resources ltd	273,782	273,782
ZCCM Investments Holdings Plc	10,500	10,500
Total	1,668,350	1,347,600

F-28

KONKOLA COPPER MINES PLC

Notes to Consolidated Financial Statements

Due to related party - others

(All amounts are in USD thousands)

	As of March 31, 2025	As of March 31, 2024
Dividend payable - ZCCM	10,421	10,421
Dividend payable - Vedanta Resources Holdings Limited	39,710	39,710
Interest accrued - Vedanta Resources Holdings Limited	25,555	387
Interest accrued - Vedanta Resources (Jersey II) Limited	503,677	481,141
Interest accrued - Vedanta Resources ltd	93,407	83,970
Interest accrued - ZCCM	2,504	2,261
Sterlite Industries (India) Limited	24,995	24,422
Fujairah Gold FZE	80,018	78,291
Black Mountain Mining (Pty) Ltd	1,826	1,826
Vedanta Resources Ltd	14,772	14,772
Total	796,885	737,201

Corporate guarantee by related party

Name of related party	Particulars
Vedanta Resources Holdings Ltd	Corporate guarantee is provided for loan obtained from FCB
Vedanta Resources Holdings Ltd	Corporate guarantee is provided for overdraft facility obtained from FCB

There were no related party purchases or sales during the years ended March 31, 2025 or 2024.

Note 21 - Commitments and Contingencies

Asset Retirement Obligations

The Company is subject to extensive environmental laws and regulations. The Company has a legal obligation to restore and rehabilitate the environmental disturbances caused by the operation of three mines by 2072 and another mine by 2038. The estimated cost as of March 31, 2025 and 2024 was USD 129.0 million. These costs resulted in a recognized asset retirement obligation of USD 66.6 million and USD 62.9 million at March 31, 2025 and 2024, which was calculated as the net present value of estimated costs using a discount rate of 5.96%. Changes in the asset retirement obligations are remeasured each period due to updated cost estimates, changes to lives of operations, new disturbances and revisions to discount rates. Changes in the estimated obligation are shown as a finance cost in the consolidated statements of operations.

Litigation Matters

Except as disclosed below, the Company is not currently a party to any legal proceeding, investigation or claim which, in the opinion of management, is likely to have a material adverse effect on the business, financial condition, results of operations or cash flows. Legal fees associated with such legal proceedings are expensed as incurred. The Company reviews legal proceedings and claims on an ongoing basis and follows the appropriate accounting guidance, including ASC 450, when making accrual and disclosure decisions. The Company establishes accruals for those contingencies where the incurrence of a loss is probable and can be reasonably estimated, and the Company discloses the amount of a reasonably possible loss in excess of the amount accrued, if such disclosure is necessary for the consolidated financial statements to not be misleading. To estimate whether a loss contingency should be accrued by a charge to income, the Company evaluates, among other factors, the probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of the loss. The Company does not accrue liabilities when the likelihood that the liability has been incurred is probable, but the amount cannot be reasonably estimated.

In addition, the Company may be involved in litigation from time to time in the ordinary course of business. It is the opinion of the Company’s management that the ultimate resolution of any such matters currently pending will not have a material adverse effect on the Company’s business, financial condition, results of operations or cash flows. However, the results of such matters cannot be predicted with certainty and there can be no assurance that the ultimate resolution of any legal or administrative proceeding or dispute will not have a material adverse effect on the Company’s business, financial condition, results of operations and cash flows.

Labour Matter:

Several former employees have filed legal actions against the Company alleging wrongful dismissal, non-payment of terminal and repatriation benefits, and related damages. The Company has recorded provisions for ten cases where losses are considered probable and reasonably estimatable. Management continues to monitor the status of these proceedings and believes that the amounts provided are adequate to cover the estimated obligations arising from these claims.

Mining and Surface rights:

Mining rights and land rights are administered by two different regulatory regimes in Zambia. As these rights operate under distinct legal frameworks, instances have arisen where the holder of a mining right does not possess corresponding surface rights. Consequently, the Company has been subject to certain legal disputes in respect of such overlapping rights.

Mimbula Open Pit and Surface Dumps:

The Company initiated legal action seeking a declaration that the Defendant’s operations on Mimbula Open Pit and Surface Dumps were illegal and inconsistent with the Mines and Minerals Development Act No.7 of 2008 and the Company’s Large Scale Mining Licence. The Court ruled in favor of the Company, granting an injunction restraining the Defendant from interference.

Luano Disputed Area:

The Company has commenced an action against Kumbele Mining Co. Ltd. seeking declarations confirming its mining and surface rights over the Luano Disputed Area, injunctions restraining interference, and damages for trespass and loss of operations.

Kakoso Tailings Dump (Chillerton Group):

The Company and its subsidiary, Konkola Minerals Resources Limited (“KMRL”), have filed proceedings against Chillerton Group Limited, alleging encroachment over the Kakoso Tailings Dump and adjacent properties. The Company seeks declaratory and injunctive relief confirming its surface rights and compensation for trespass. The matter is under appeal before the Supreme Court following rulings of the High Court and Court of Appeal in favor of the Company.

F-29

KONKOLA COPPER MINES PLC

Notes to Consolidated Financial Statements

Artisan Mining Rights – Anistrida Shangula:

The Plaintiff claims compensation for deprivation of access to a licensed mining area and related damages. The Company is contesting the claim, which remains pending before the court.

The Company has assessed the above matters and determined that at this stage, no provision for loss or recognition of gain has been made, as the outcome of these cases remains uncertain. Any potential gain that may arise from a favorable judgment will be recognized only when realized.

Trafigura

Trafigura Pty Limited has filed claims against the Company alleging breach of contract and non-payment for Copper Concentrate supplied, amounting to USD 82.8 million. The claim also includes interest at contractual or tribunal-determined rates up. The Company has recognized appropriate provisions in respect of the aforesaid matter.

Other Pending Litigations:

The company is involved in various legal matters encompassing commercial, contractual, land ownership, and environmental claims. Several counterparties have filed suits for breach of contract, unpaid invoices, and related damages, some of which are under arbitration while others are pending before courts. Following liquidation, a Scheme of Arrangements was filed, which has been challenged and partially enforced by certain creditors. The company also faces environmental claims relating to alleged toxin discharge into a river. The company is also involved in other legal proceedings arising in the ordinary course of business and does not expect that any adverse outcomes, individually or in aggregate, would have a material impact on its financial position or results of operations.

Note 22 - Liabilities subject to compromise

“Liabilities subject to compromise” reflects the expected allowed amount of the pre-petition claims that are not fully secured and that have at least a possibility of not being repaid at the full claim amount. Liabilities subject to compromise at March 31, 2024 consisted of the following:

(All amounts are in USD thousands)

	As of March 31, 2025	As of March 31, 2024
Total long-term debt, related party debt	-	1,392,177
Account payables	-	1,098,422
Accrued expenses	-	584,473
Statutory liabilities	-	778,906
Dividends payable	-	50,131
Intercompany Advances	-	102,713
Other payables	-	15,202
	-	4,022,024

Note 23 - Scheme of Arrangement

Scheme of Arrangement and Reorganization

On May 21, 2019 (the “Petition Date”), ZCCM Investments Holdings Plc (“ZCCM”) filed a petition in the High Court of Zambia seeking to wind up Konkola Copper Mines Plc (“KCM”) on just and equitable grounds. The petition was subsequently amended in June 2019 to include an additional ground alleging KCM’s inability to pay its debts. On the same date, the High Court issued an ex-parte order appointing a Provisional Liquidator (“PL”) to oversee the day-to-day operations of KCM.

Vedanta Resources Limited (“VRL”), through its wholly-owned subsidiary Vedanta Resources Holdings Limited (“VRHL”), which owns 79.42% of KCM’s equity (with the remainder held by ZCCM and the Government of the Republic of Zambia (“GRZ”)), contested the winding-up petition, asserting that the matter was a shareholder dispute subject to arbitration under the KCM Shareholders’ Agreement.

In July 2019, VRHL and VRL initiated arbitration against ZCCM for breach of the Shareholders’ Agreement. The High Court of South Africa granted injunctive relief requiring ZCCM to withdraw the winding-up petition and prohibiting further steps toward liquidation pending the conclusion of arbitration. In November 2020, the Court of Appeal of Zambia stayed the winding-up petition, holding that the dispute was arbitrable, and restricted the PL from selling KCM’s assets beyond ordinary business operations.

On November 2023, VRHL, ZCCM, and KCM entered into a new Shareholder and Implementation Agreement setting forth terms for VRHL to regain control of KCM and resume full operations. Pursuant to Section 46 of the Corporate Insolvency Act No. 9 of 2017, a Creditor Scheme of Arrangement (the “Scheme”) was sanctioned by the High Court of Zambia on June 28, 2024, and became effective on July 31, 2024 (the “Effective Date”). Upon effectiveness of the Scheme, the PL was removed, and the KCM Board was reinstated, restoring VRHL’s control and ownership structure as it existed prior to the provisional liquidation.

F-30

KONKOLA COPPER MINES PLC

Notes to Consolidated Financial Statements

Other Borrowings and Guarantees

In June 2019, KCM obtained an additional loan from ZCCM Investments Holdings Plc (“ZCCM-IH”) of USD 10.0 million with a one-year tenure at an interest rate of 8% per annum. The outstanding principal as of March 31, 2025, was USD 0.5 million (March 31, 2024: USD 0.5 million).

In February 2024, “ZCCM-IH”, acting as guarantor, made a USD 10.0 million payment to Zanaco Bank to settle an encashed letter of credit facility. The resulting intercompany loan to ZCCM-IH accrues interest at 8% per annum.

The fair value of this loan as of March 31, 2025, was USD 10.5 million (March 31, 2024: USD 10.5 million).

During FY2022, under the former Provisional Liquidator, the Ministry of Finance of the Government of the Republic of Zambia (GRZ) advanced ZMW 1,000.0 million (equivalent to USD 44.6 million) to KCM. The loan was received in two tranches of ZMW 750.0 million (USD 33.5 million) and ZMW 250 million (USD 11.1 million) on May 12, 2022, and June 1, 2022, respectively.

Provisions and Liabilities Subject to Scheme

As of March 31, 2025, the Company recognized a present value adjustment for future obligations of USD 2,948.0 million (March 31, 2024: Nil). The adjustment represents expected outflows associated with long-term scheme-related obligations, including intercompany liabilities, GRZ borrowings, and other restructured debts, which are expected to be settled over a 15-year period.

The provision is discounted to present value using a 13% discount rate, reflecting both the time value of money and the risk profile associated with these obligations. Management will continue to monitor forecasted future cash flows and changes in discount rates to reassess the carrying value of these liabilities.

In accordance with the principles of ASC 852, Reorganizations, and the Scheme of Arrangement sanctioned by the High Court of Zambia on June 28, 2024, the recognition of the provision and related debt modifications were accounted for as reorganization adjustments as follows:

•	Consolidated Balance Sheet:

Present value adjustment of USD 959.2 million has been recognized under Long-term debt less current portion of debt long-term liabilities and present value adjustment of USD 1,988.8 million has been recognized under Other non-current liabilities.

•	Consolidated Statements of Operations:

The corresponding effect of the gains on discounting of the liabilities under the scheme of arrangement of USD 1,358.7 million have been recognized as “Reorganization items, net” for the year ended March 31, 2025.

•	Consolidated Statements of Shareholders’ Equity:

Consistent with ASC 852 and company’s accounting policy, any residual impact of debt forgiveness, capital re-designation, or fresh-start-type adjustments not routed through profit or loss amounting to USD 1,589.3 million has been recorded directly in equity under Additional Paid-in Capital.

Reorganization Items, Net

Effective upon the sanction of the Scheme of Arrangement on June 28, 2024, the Company began to apply accounting treatment consistent with the principles of ASC 852, Reorganizations, distinguishing between transactions and events directly related to the Scheme from the ongoing operations of the business.

Gains on discounting of the liabilities under the scheme of arrangement of USD 1,358.7 million have been recognized as Reorganization items, net in the Consolidated Statements of Profit or Loss for the year ended March 31, 2025.

Liabilities impacted by the Scheme are classified as liabilities subject to compromise at the amounts expected to be allowed under the sanctioned Scheme, even if ultimately settled for lesser amounts through negotiations or restructuring adjustments.

Post-Scheme Control and Operations

Post the Effective Date, the Provisional Liquidator was removed, and KCM’s Board of Directors was reinstated as on July 31, 2024, restoring operational and management control to Vedanta Resources Holdings Ltd. The ownership structure of VRHL (79.42%) and ZCCM (20.58%) remained unchanged.

Following emergence from provisional liquidation, KCM resumed normal operations under the oversight of its reinstated Board, with financing arrangements and liabilities governed by the terms of the approved Scheme of Arrangement.

F-31

CONFIDENTIAL TREATMENT REQUESTED BY COPPERTECH METALS INC.

PURSUANT TO 17 CFR 200.83

                Shares

CopperTech Metals Inc.

Common Stock

__________________________________

Preliminary Prospectus

            , 2026

__________________________________

Citigroup

Cantor

CONFIDENTIAL TREATMENT REQUESTED BY COPPERTECH METALS INC.

PURSUANT TO 17 CFR 200.83

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the offering and sale of shares of common stock being registered. All amounts shown are estimates except for the SEC registration fee, the Financial Industry Regulatory Authority, Inc. (“FINRA”) filing fee and the exchange listing fee.

Amount Paid or to Be Paid
SEC registration fee	$	*
FINRA filing fee		*
Exchange listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous expenses		*
Total	$	*

*	To be provided by amendment

Item 14. Indemnification of Directors and Officers

Section 102(b)(7) of the DGCL allows a corporation to provide in its certificate of incorporation that a director or executive officer of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director or officer breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit or the executive officer in any action by or in the right of the corporation. Our amended and restated certificate of incorporation will provide for this limitation of liability.

Section 145 of the DGCL (“Section 145”) provides that a corporation may indemnify any person who is or has been a director, officer, employee or agent of the corporation or who is or has been serving as director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise at the request of the corporation, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person who is a party or is threatened to be a party in connection with such threatened, pending or completed actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation—a “derivative action”), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and the statute states that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper. Our certificate of incorporation that will become effective upon completion of the Conversion will contain such a provision.

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CONFIDENTIAL TREATMENT REQUESTED BY COPPERTECH METALS INC.

PURSUANT TO 17 CFR 200.83

We have in effect a directors and officers liability insurance policy indemnifying our directors and officers for certain liabilities incurred by them, including liabilities under the Securities Act and the Exchange Act. We pay the entire premium of this policy.

We intend to enter into new indemnification agreements with each of our directors and executive officers that will provide the maximum indemnity allowed to directors and officers by Section 145 of the DGCL and which allow for certain additional procedural protections.

Certain of our non-employee directors may, through their relationships with their employers, be insured and/or indemnified against certain liabilities incurred in their capacity as members of our board of directors.

These indemnification provisions and the indemnification agreements may be sufficiently broad to permit indemnification of our officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

The underwriting agreement, to be filed as Exhibit 1.1 to this registration statement, will provide for indemnification, under certain circumstances, by the underwriters of us and our officers and directors for certain liabilities arising under the Securities Act or otherwise.

Item 15. Recent Sales of Unregistered Securities

On January 30, 2025, the Registrant issued 100 shares of the Registrant’s common stock, no par value, to Vedanta Resources Holdings Limited for no consideration. The issuance of such shares of common stock was not registered under the Securities Act. The shares were offered and sold in a transaction by the issuer not involving any public offering exempt from registration under Section 4(a)(2) of the Securities Act.

Item 16. Exhibits and Financial Statement Schedules

(a)	Exhibits

The exhibit index attached hereto is incorporated herein by reference.

(b)	Financial Statement Schedules

No financial statement schedules are provided because the information called for is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings

The undersigned Registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)       For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)       For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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CONFIDENTIAL TREATMENT REQUESTED BY COPPERTECH METALS INC.

PURSUANT TO 17 CFR 200.83

INDEX TO EXHIBITS

The following exhibits are filed as part of this registration statement.

Exhibit Number	Exhibit Description
1.1*	Form of Underwriting Agreement
3.1*	Amended and Restated Certificate of Incorporation of CopperTech Metals Inc., as currently in effect
3.2*	Form of Amended and Restated Certificate of Incorporation of CopperTech Metals Inc., to be effective upon consummation of this offering
3.3*	Amended and Restated Bylaws of CopperTech Metals Inc., as currently in effect
3.4*	Form of Amended and Restated Bylaws of CopperTech Metals Inc., to be effective upon consummation of this offering
3.5*	Konkola Plc Articles of Association as currently in effect
4.1*	Form of Common Stock Certificate
4.2*	Community Support Loan Agreement dated as of December 22, 2023 by and among Konkola Plc and VRHL
4.3*	Creditor Settlement Support Loan Agreement dated as of November 28, 2023 by and among Konkola Plc and VRHL
4.4*	Capital Expenditures Support Loan Agreement dated as of December 22, 2023 by and among Konkola Plc and VRHL
5.1*	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP
10.1*	Form of Indemnification Agreement
10.2*	KCM Shareholders Agreement dated as of November 6, 2023, by and among GRZ, ZCCM, VRL, VRHL and Konkola Plc
21.1*	List of Subsidiaries of CopperTech Metals Inc.
23.1*	Consent of Manohar Chowdhry & Associates, Independent Registered Public Accounting Firm
23.2*	Consent of AMC Consultants (UK) Limited
23.3*	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1)
24.1*	Power of Attorney (included on the signature page to this registration statement)
96.1	Technical Report Summary - Initial Assessment
96.2	Technical Report Summary - Preliminary Feasibility Study
99.1*	Consent of Moses Banda (Director Nominee)
107.1*	Filing Fee Table

*	To be filed by amendment.
†	Indicates a management contract or compensatory plan

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CONFIDENTIAL TREATMENT REQUESTED BY COPPERTECH METALS INC.

PURSUANT TO 17 CFR 200.83

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of                 , state of                 , on                 , 2026.

CopperTech Metals Inc.

By:
Deshnee Naidoo
Chief Executive Officer

We, the undersigned directors and officers of the Registrant, hereby severally constitute and appoint                  and                 , and each of them singly, our true and lawful attorneys, with full power to them, and to each of them singly, to sign for us and in our names in the capacities indicated below, the registration statement on Form S-1 filed herewith, and any and all pre-effective and post-effective amendments to said registration statement, and any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, in connection with the registration under the Securities Act of 1933, as amended, of equity securities of the Registrant, and to file or cause to be filed the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as each of us might or could do in person, and hereby ratifying and confirming all that said attorneys, and each of them, or their substitute or substitutes, shall do or cause to be done by virtue of this Power of Attorney.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Chief Executive Officer and Director
Deshnee Naidoo	(Principal Executive Officer)	, 2026

Chief Financial Officer (Principal Financial
Pushpender Singla	Officer and Principal Accounting Officer)	, 2026

	Director	, 2026
Priya Agarwal Hebbar

	Director	, 2026
Thomas Albanese

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